Goldman Sachs


13002156

2012
Annual
Report

Received SEC
APR 16 2013
Washington, DC 20549

Clients. Collaboration. Capital. Ideas. Growth.

The Goldman Sachs Business Principles

Our clients' interests always come first.
Our experience shows that if we serve our clients well, our own success will follow.

Our assets are our people, capital and reputation.
If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

Our goal is to provide superior returns to our shareholders.
Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

We take great pride in the professional quality of our work.
We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

We stress creativity and imagination in everything we do.
While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

We make an unusual effort to identify and recruit the very best person for every job.
Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

We offer our people the opportunity to move ahead more rapidly than is possible at most other places.
Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

We stress teamwork in everything we do.
While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations.
We think that this is an important part of our success.

We consider our size an asset that we try hard to preserve.
We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs.
We know that the world of finance will not stand still and that complacency can lead to extinction.

We regularly receive confidential information as part of our normal client relationships.
To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

Our business is highly competitive, and we aggressively seek to expand our client relationships.
However, we must always be fair competitors and must never denigrate other firms.

Integrity and honesty are at the heart of our business.
We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

Cover: Radha Tilton, Investment Banking Division, New York

Working together, with our clients, across the globe. This is the business of Goldman Sachs.

In a challenging and rapidly changing environment, our firm continues to help clients grow — providing the capital they need, enabling them to invest, helping them seize opportunities and managing their risks. By helping our clients reach their objectives, we help to support economic progress.

Fellow Shareholders:

When we wrote to you last, the global economy was experiencing macroeconomic strains, punctuated by concerns over potential sovereign defaults in Europe and struggling labor and housing markets in the U.S. These concerns weighed on markets and hindered a broad-based recovery. While 2012 presented its own challenges amidst rapidly shifting investor sentiment, we are pleased to report that Goldman Sachs performed relatively well, posting solid results. This performance was the result of a competitive position defined by our deep and global client franchise, a mix of core businesses to which we have demonstrated a longstanding commitment, a healthy and strong balance sheet and the focus and enduring commitment of our people to our client-centered culture.

For 2012, the firm produced net revenues of $34.2 billion, a 19 percent increase from $28.8 billion in the prior year. Net earnings of $7.5 billion increased by 68 percent from $4.4 billion in 2011. Diluted earnings per common share were $14.13, up more than three times from $4.51 in 2011. Our return on average common shareholders' equity was 10.7 percent. Book value per common share increased by 11 percent during 2012, and has grown from $20.94 at the end of our first year as a public company in 1999 to $144.67, a compounded annual growth rate of nearly 16 percent over this period. Our capital management in 2012 reflected a prudent approach, as our capital ratios improved significantly, despite returning $5.5 billion to common shareholders through share buybacks and dividends.

In this year's letter, we would like to review the economic and market environment in 2012 and discuss the steps we have taken to differentiate Goldman Sachs across the competitive landscape to ensure we are poised to seize upon new opportunities as they unfold. We then will address our response to structural changes reshaping the marketplace, including regulatory change, globalization and technology. Lastly, we will provide you with an update on the important work taking place across our corporate engagement initiatives that we believe are making a meaningful difference for many individuals and communities.

The Operating Environment in 2012

While the sovereign debt crisis in Europe and a weak recovery in the U.S. continued to persist throughout much of 2012, the deep uncertainty that permeated the recent past began to show signs of abating in the second half of the year.

Despite ongoing political ambiguity both in the U.S. and Europe, generally improving economic data coupled with continued strong central bank actions helped stabilize corporate and investor sentiment. The European Central Bank enhanced its Long-Term Refinancing Operations to provide term liquidity at the end of 2011, and affirmed its support for the Euro. It also expressed its willingness to make outright purchases in the secondary bond market. While the potential for instability remains, these actions reduced systemic risk across Europe. In the U.S., the Federal Reserve continued to take steps to support markets and economic growth, while the labor and housing markets produced encouraging signs of stability and even some improvement.

As corporate and investing clients digested these macroeconomic developments, activity levels increased in some areas and remained sluggish in others. For example, global debt issuance increased by 11 percent year over year, with high-yield issuance increasing by 38 percent. Conversely, global equity underwriting volumes were up only one percent and completed global mergers and acquisitions (M&A) volumes decreased by 18 percent and remained very low as a percentage of market capitalization.



Gary D. Cohn
President and
Chief Operating Officer

Lloyd C. Blankfein
Chairman and
Chief Executive Officer

Our Competitive Position

For Goldman Sachs, the past few years have been a period of both introspection and deliberate action, including a comprehensive examination of our business practices, a disciplined focus on costs and how we allocate capital and a renewed sense of the importance of identifying the difference between cyclical and secular trends. This last area is especially important to our overall strategic framework.

We never lose sight of the fact that we are stewards of an industry-leading franchise that was built over nearly 145 years. This means that while we have an obligation to meet the near-term demands of the current environment in which we operate, we need not completely surrender to them.

Nonetheless, the cyclical pressures facing our industry are real, and we have responded by reducing costs and proactively managing our capital. If the environment deteriorates further, we will take additional action. At the same time, we will continue our investment in and commitment to our broad set of institutionally focused businesses that have a track record of providing higher returns than many other businesses within financial services.

We believe that providing effective advice, financing significant transactions and providing liquidity, especially in difficult markets, will be no less important going forward.

"Our focused business model, global footprint and culture of teamwork-oriented professionals put us in a strong position to meet our clients' needs and generate superior returns for our shareholders."

Our focused business model, global footprint and culture of teamwork-oriented professionals put us in a strong position to meet our clients' needs and generate superior returns for our shareholders. In addition, durable long-term trends, such as regulation, globalization and technology, will continue to have a profound effect on economies and markets. And, in these areas, we have protected our ability to be proactive.

As we have often stated, our businesses do not lend themselves to predictable earnings. However, over the long term, we are committed to the goal of providing our shareholders with returns on equity at the top of our industry, while continuing to grow book value and earnings per share.

Controlling Costs

A significant element of providing healthy returns is a disciplined focus on expenses. Our ability to achieve operating leverage was particularly important in 2012 when economic growth remained challenged.

Markets, by their construction, reflect the natural ebb and flow of economic activity, which means moving between periods of expansion and contraction. For this reason, it should not be surprising that in a period of contraction and uncertainty we would experience lower levels of corporate and investor activity and risk appetite.

Of course, we respect cycles, which can sometimes last a very long time. They can be so consequential that, if one does not react early enough, you not only forego the benefits of the cyclical upturn, but also risk the ability to recover at all.

With this in mind, we announced a $1.2 billion expense savings initiative with our second quarter 2011 earnings. We subsequently increased that to a run-rate of $1.9 billion in expense savings.

As part of our expense initiative, our overall headcount was down nine percent over the past six quarters. At the same time, we have increased the number of people in certain high value locations, including Bangalore, Salt Lake City, Dallas and Singapore. Since 2007, the number of our people in these locations has nearly doubled, and today represents 23 percent of the firm's population.

We also have focused on closing certain businesses that are not core, have lower returns and/or impose excessive capital charges. For example, we sold our hedge fund administration business, which provides various accounting and processing services to hedge funds. Many of the activities in that business were less central to the services we provide hedge funds through prime brokerage, an important business for the firm.

In another area related to expenses, we have demonstrated a strong commitment to aligning compensation with performance, establishing a very close relationship between the firm's revenue and compensation. In short, we compensate better in good years and have restricted pay in weaker ones.

For example, in 2011, our net revenues were down 26 percent. As a result, our compensation and benefits expenses were down 21 percent. In 2012, net revenues rose 19 percent from the previous year and compensation and benefits expenses increased by six percent.

Our approach to compensation flexibility is also demonstrated through our compensation ratio, which has averaged 39 percent over the past four years — more than six percentage points lower than our average ratio in the four years before the financial crisis. Last year, our compensation ratio was the second lowest since we became a public company.

Opportunities & Our Client Franchise

While tactical and strategic actions are always important, ultimately, our success begins and ends with our clients.

It is only through ongoing discussions with our clients that we gain a better understanding of emerging trends, the challenges and goals that are our clients' focus and the role we can play to help them. The opportunities we find most attractive are invariably rooted in our fundamental strategy of integrating capital with advice to help our clients meet their near-term needs and long-term objectives.

Like no other time in recent history, access to diversified sources of funding is becoming a strategic imperative and is driving the further development of capital markets in many parts of the world. Roughly 70 percent of all corporate funding in the U.S. comes from capital markets activity; in Europe, the situation is nearly the opposite, with the bulk of funding coming from bank loans.

In leveraged finance, however, 58 percent of the issuance in Europe since 2010 were bonds — compared to just 14 percent in the three years preceding the 2008 crisis. We expect that higher capital requirements, which we

> **"The opportunities we find most attractive are invariably rooted in our fundamental strategy of integrating capital with advice to help our clients meet their near-term needs and long-term objectives."**

will discuss in greater detail, will mean less bank lending and more bond issuance. This presents a real opportunity for Goldman Sachs to engage with and help our clients to secure the funding they need to expand and prosper.

Clients call on us throughout their company's lifecycle when looking for funding, when they debut on a public exchange, when they face critical decisions, such as whether to buy or sell a business line, or when they are looking for a business partner that may be halfway around the world. In every instance, we look to develop the relationship based on the evolving needs of our clients, and understand that by focusing on their success, our own will follow.

We are pleased that in 2012 Goldman Sachs ranked first in worldwide announced and completed M&A as well as in global equity and equity-related offerings.

Providing liquidity and making markets for our clients has also grown in importance at a time when the industry's collective capacity to assume risk has decreased with the exit or downsizing of many of our competitors. We believe that our early and long-term investments in both technology and people have allowed us to maintain a first-tier institutional client platform that is being scaled efficiently for increased volumes and reduced transaction costs for our clients.

Secular Trends

While always mindful of cyclical conditions and potential outcomes, we have long been focused on the structural trends that will have long-term effects on economies and the underlying structure of markets. Regulation, globalization and technology are especially significant.

Regulation & Capital Management

New requirements expected under Basel 3 — a global regulatory standard on capital adequacy and liquidity risk — make the efficient use of capital more important than ever. Basel 3 will significantly impact the amount of capital attributed to certain businesses. Risk-weighted assets under Basel 3 are estimated to be roughly 40 percent higher for financial institutions in the U.S. than under Basel 1 as of the end of 2012.

As the industry awaits greater clarity on the final rules, we are carefully managing our risk-adjusted capital levels. We have a long track record of allocating capital and other scarce resources based on risk-adjusted returns, providing greater balance sheet and resources to higher return businesses while downsizing or eliminating lower return businesses.

To assist us in making the right decisions as they relate to capital allocation, we have begun to roll out technology that enables us to see capital charges at a granular level — often by individual security. We use the software to run analyses when buying or selling securities in our sales and market-making businesses in order to understand the capital implications associated with different scenarios.

By understanding the key drivers of our risk positions, our securities professionals can more effectively deploy and manage our capital. It also helps us to serve clients better. Sales professionals can better understand how different clients consume capital through added exposure, risk weightings and other contributors to their overall profile.

Managing capital usage more precisely can translate into greater risk capacity for our clients and greater capital efficiency for the firm. This provides not only a basis from which to understand and improve returns, but also operating leverage when the opportunity set expands.

While Basel 3 capital rules are not final and not expected to be fully phased in until 2019, we expect that we will ultimately operate with a capital cushion of about 100 basis points above our regulatory requirement.





New Capital Requirements and Size & Complexity

The increase in the cost of capital has been joined by a corresponding rise in the cost associated with an institution's scale. For more than a decade, larger size and complexity were viewed entirely as synergistic and virtuous. However, as capital surcharges associated with size and complexity are introduced, the costs and barriers to entry in some businesses will be raised and institutions will be forced to be more disciplined about their resource allocation.

Although we have significant scale in each of our businesses, many of our investment banking competitors also have sizeable commercial and consumer businesses, which will cause them to hold additional capital against their entire balance sheet. Any synergy from housing multiple businesses together must be weighed against the requirements for more capital and liquidity. For the first time, it is clear that size and complexity come with a higher cost.

Globalization

One theme that we believe will continue to play an integral part in economic growth is globalization. Among other trends, it reflects the emergence of vital new markets across regions of the world, as well as the evolution and integration of these economies into the global financial system. We continue to expect many of these economies, notably the BRICs, to remain on a path to becoming important anchors for the global economy, as their financial systems mature.

Cross-border transactions represent roughly one-third of global volume, as companies with large exposure to developed markets continue to look beyond their borders for attractive acquisition targets to enhance growth.

In addition, emerging market companies and investors, particularly those in Asia and Latin America, are increasingly looking for value and opportunistic acquisitions in key developed markets. In 2012, transactions volumes within the BRICs represented nearly one-fifth of global M&A and IPOs.

More specifically, we anticipate further reforms in China's capital markets over the next five years, which will meaningfully increase the size of these markets, and by extension, the opportunity for Goldman Sachs to play a role in facilitating market activity on behalf of our clients.

Technology

Technology plays a crucial role in our response to regulatory change, as well as in optimizing operational efficiency, managing risk and serving our clients. The firm has long been a technological innovator, helping found Archipelago, ICE, TradeWeb, FXall and BrokerTec, among other leading-edge marketplaces.

Within our Equities business, a majority of shares are now traded through low-touch channels. We also are seeing a similar trend in the fixed income markets. In the cash fixed income markets, electronic execution is well developed, representing approximately 80 percent of the FX spot forward market and nearly 20 percent of the rates and credit cash markets. In derivatives, approximately 50 percent of the liquid credit index market trades electronically; in the FX options market, the number is ten percent.

To keep pace with the rapid evolution in electronic trading, it is critical that we continue to innovate and create greater operational efficiencies. In fact, the automation of our back-office processing has been a natural follow-on to more electronic trading.

One example is the migration of our low-touch equities flow to electronic processing. Of the flow that has moved over, failed trades have declined by more than 95 percent. We expect that, over time, all low-touch trades and a significant amount of high-touch trades will be processed digitally as well.

We also rely on technology to manage risk effectively. While judgment remains paramount, the speed, comprehensiveness and accuracy of information can materially enhance or hinder effective risk decision making. We mark to market approximately 6 million positions every day. And, we rely on our systems to run stress scenarios across multiple products and regions. In a single day, our systems use roughly 1 million computing hours for risk management calculations.

As a firm, our ability to adapt to regulatory change is enhanced from having all of our positions represented on one risk system, improving our efficiency and communication. Not having to manage and integrate different systems across our businesses will be critical to taking full advantage of the move to standardization, which benefits our clients and the financial system's transparency and resiliency.

A Legacy and New Additions to Our Board of Directors

After 32 years at Goldman Sachs and 12 years as chief financial officer, David Viniar retired from the firm at the end of January 2013. We are pleased that he has joined our Board of Directors as a non-independent director.

David helped transform the firm's risk control and operating infrastructure from the time we were a private company through a period of unprecedented market challenges and regulatory change. David represents the very best of Goldman Sachs, and will remain an example of rigor, work ethic, collegiality and decency for many years to come. We thank David for his remarkable service, and look forward to continuing to benefit from his judgment and experience as a member of our Board.

We are pleased that Harvey Schwartz is our new CFO. Harvey's risk management judgment and broad understanding of our businesses and our clients have defined his career and will be the basis of his strengths as an effective CFO.

In addition to David, we were pleased to announce two additions to our Board of Directors, Mark Tucker and Adebayo Ogunlesi.

Mark is the group chief executive and president of AIA Group Limited, the world's largest independent, publicly listed pan-Asian life insurance group. Mark brings broad and deep operating and strategic experience across Asia Pacific, Europe and North America. He has nearly three decades of leadership in the insurance and banking sectors and a proven understanding of effective risk management.

Adebayo is the managing partner and chairman of Global Infrastructure Partners, a private equity firm that invests worldwide in infrastructure assets in the energy, transport, and water and waste industry sectors. He brings over 20 years of experience in finance and the global capital markets to our Board of Directors. He has advised companies and institutions around the world and invested in many of the most important sectors in the global economy.

We know that our Board, our shareholders and our people will benefit from their strengths and perspectives.

Our People and Culture

The strength of our business has always been defined by the quality of our people and our performance-driven culture. Since the days of our founding, we have recognized that the quality of our people differentiates the firm and will serve as the cornerstone of our success. Over the past two years, we have received nearly 300,000 applications. We hired fewer than three percent of our applicants and nearly nine out of 10 people accepted the offer to join Goldman Sachs.

We are proud to report that, in 2012, Goldman Sachs was named one of *Fortune* magazine's "100 Best Companies to Work For," one of only 13 companies that have earned that distinction each year since the list's inception 16 years ago.

We were also recognized by *Working Mother*, which named us to its "100 Best Companies for Working Mothers" list. Further, our diversity efforts were noted by the Human Rights Campaign, which awarded us the Corporate Equality Award for the first time, and included us on its "Best Place to Work for LGBT Equality" list.

Corporate Engagement

Since 2008, Goldman Sachs has committed in excess of $1.6 billion to philanthropic endeavors, including *10,000 Women*, *10,000 Small Businesses* and *Goldman Sachs Gives*. While the amounts are significant, it is the quality and effect of these programs that matter the most.

In 2012, each of our initiatives was expanded to include new participants and partners, and today, *10,000 Women* and *10,000 Small Businesses* reach small business owners in more than 50 markets around the world, through a network of nearly 200 academic and non-profit partners.

"Since the days of our founding, we have recognized that the quality of our people differentiates the firm and will serve as the cornerstone of our success."

10,000 Women

10,000 Women is providing 10,000 underserved women entrepreneurs with a business and management education, access to mentors and networks and links to capital. Since its inception in 2008, the program has assisted nearly 7,500 women-owned businesses drawn from more than 40 countries, and is on track to reach its 10,000th woman in 2013. Delivered through a network of nearly 100 academic and non-profit partners, *10,000 Women* continues to yield promising results. An independent report reviewing program graduates in India published by the International Center for Research on Women found that nearly 80 percent of surveyed scholars have increased revenues and 66 percent have added new jobs within 18 months after graduation.

10,000 Small Businesses

In 2012, *10,000 Small Businesses* continued to expand its network of cities and partners to provide small businesses with the education, business services and capital they need to grow and create jobs. In the U.S., Salt Lake City and Cleveland joined the program, while the first cohort graduated in Chicago. By year's end, the program was operating in 14 markets in the U.S. and U.K. In 2012, the program also launched an access to capital initiative specifically targeted at rural regions in the U.S., such as those in Montana and eastern Kentucky. In all markets where *10,000 Small Businesses* operates, we continue to see a wide variety of business owners from all industries participate, as we convene local public, private and non-profit institutions to ensure the program addresses specific community needs.

Goldman Sachs Gives

Goldman Sachs Gives is a donor-advised fund through which participating managing directors of the firm can recommend grants to qualified non-profit organizations around the world. Since the beginning of 2010, the firm has contributed nearly $1.1 billion to *Goldman Sachs Gives*, and 10,000 grants totaling more than $575 million have been made to various organizations in 35 countries. Since the fund was created, more than $270 million has been granted to community organizations supporting veterans, poverty alleviation, medical research and other significant areas

"We believe strongly that Goldman Sachs is well positioned to realize the opportunities presented by the emerging competitive landscape."

of need and in excess of $105 million has been granted to approximately 125 colleges and universities to support financial aid. In 2012, more generally, approximately $157 million was distributed through more than 4,500 individual grants.

In October 2012, the firm played a leading role in helping to respond to the destruction caused by Hurricane Sandy in the New York and New Jersey area. Goldman Sachs committed a total of $10 million to relief and recovery efforts, including $5 million in small business loans and $5 million in grants from *Goldman Sachs Gives*. These grants also helped fund long-term housing and small business reconstruction and recovery. Equally important, nearly 1,200 volunteers across the firm donated their time to help in the immediate and ongoing recovery efforts.

Looking Ahead

Each year as we look to the next, we also are prompted to consider our recent past. It has been a period of reflection as an organization, an opportunity to focus on improving wherever we could to make us a better firm, and a time to think about our future — where we can most help our clients and advance their interests to spur more economic growth and opportunity.

In 2008 and 2009, our focus was on stabilizing and fortifying the firm amidst the most turbulent days of the global financial crisis. In 2010 and 2011, we engaged in a rigorous and comprehensive review of our business practices, committed to self-prescribed changes and took aggressive steps to implement them. In 2012, while navigating constantly shifting economic and market sentiment, we remained true to our core businesses, investing in our client franchise and our people.

Heading into 2013, we remain cautious given the ever-present risks and challenges to the markets and global economy. At the same time, we are encouraged by early signs of broad-based improvement. When one considers many of the issues that still weigh on market sentiment — such as the Eurozone crisis, China's growth trajectory and fiscal cliff concerns in the U.S. — most are not intractable and will be resolved.

We believe strongly that Goldman Sachs is well positioned to realize the opportunities presented by the emerging competitive landscape, hopefully more normalized economic growth trajectories and the expanded opportunity set that the confluence of these developments will provide.

We can achieve these goals by remaining focused on the needs of our clients, committed to prudent risk management, disciplined with our capital and expenses, focused on superior execution and intent on building on our market-leading positions. Our people and the culture they reflect put us in a position to meet these imperatives, and, in doing so, we have never been more confident in our ability to achieve attractive returns and create long-term value for our shareholders.



Lloyd C. Blankfein
Chairman and Chief Executive Officer



Gary D. Cohn
President and Chief Operating Officer

Access

How can an airline finance the purchase of the next generation of planes in order to execute its business strategy?



"We found a way to solve a problem for three big constituents — and in a way that had never been tried outside the United States."

Radha Tilton
Investment Banking Division, New York

Watch video
Radha Tilton and Greg Lee (both New York), Ali Al-Ali (Dubai) and Elena Paitra (London), all Investment Banking Division, talk about their experiences working on the Doric transaction. Go to: goldmansachs.com/annual-report/doric

With bank loans more difficult to obtain, Goldman Sachs helps Emirates and Doric break new ground.

In 2012, Emirates, one of the world's preeminent airlines, sought to continue the expansion of its fleet of Airbus A380s, the largest passenger plane in the world. The challenge, despite the company's stature, was how to lease the planes, since banks, which once stood ready to lend, were now more constrained in their ability to back long-term aircraft leases. Doric, a leasing company, worked with Goldman Sachs to find a solution. The most likely alternative was the capital markets, but access to them was limited by the fact that neither Doric nor Emirates had raised funds in the U.S. capital markets before and that the legal structure required to do so would be new and untested.

Working closely with Doric, Emirates and Airbus, Goldman Sachs developed a solution based on a financing concept used in the United States. Under the plan, the transaction would involve an offering of dollar-denominated securities known as Enhanced Equipment Trust Certificates, or EETCs. These securities, which use the aircraft as collateral, are commonly employed by American carriers and are traditionally sold in the U.S. bond markets. A recent international treaty had enabled the same kind of collateral arrangement outside the United States; given this development, the Goldman Sachs team saw an opportunity to use EETCs in countries that had signed the treaty.

In June, the $587.5 million transaction was quickly oversubscribed, as global institutional investors seized the opportunity to acquire long-term, dollar-denominated assets. The deal attracted investors from Europe and Asia, a first for an EETC offering. The success has not only enabled Emirates to achieve its immediate business objective, but it also enabled us to introduce a new way to bring companies from growth markets into the global capital markets.

Opening the door to global capital

A roundtable discussion with Goldman Sachs investment bankers

Radha Tilton,
Vice President, New York

Greg Lee,
Managing Director, New York

Ali Al-Ali,
Managing Director, Dubai



Doric and Emirates' historic financing was more than a standard bond offering. It was a landmark deal that continues to help connect growth market airlines and global investors, according to three investment bankers who worked on the deal.

Q: With whom was the firm working?

Tilton: Three constituents: Doric, the leasing company; Emirates, the airline; and Airbus, the manufacturer.

Q: What was the mission?

Al-Ali: To find a way for Doric to purchase planes, now that traditional lenders — European banks — were increasingly difficult to tap. For Doric and Emirates, capital markets were obviously the next step — particularly the U.S. market, the world's largest and most liquid.

Q: What made this unique?

Tilton: The fact that we were dealing with so many firsts. The A380, the world's largest commercial aircraft, had never been financed in the United States before, and Doric, a relatively new company, was an unknown there. Emirates, the ultimate user and credit, had never raised money in the United States either, and the transaction would rely on protections given by a special treaty in the United Arab Emirates that U.S. investors had not relied on before. So we needed a solution that would overcome all the challenges.

Q: What was the biggest challenge?

Tilton: For investors, perceived risk. "What if something goes wrong? Can I retrieve the plane and sell it to get my money back?" That required laws that specifically gave investors this right — laws that exist in the United States and make collateralized instruments like EETCs common for United States-based carriers.

Lee: The thing is, we now had that framework because of the Cape Town Convention, a treaty that bound countries that signed to a similar set of rules. Because the United Arab Emirates had signed, there was no reason we couldn't use EETCs — or that investors wouldn't be interested. But that was yet to be tested.

Q: How did you start?

Lee: By mapping out everything that had to go right, from positioning the A380 as an asset to creating an instrument for a leasing company many investors were not aware of. Doric didn't just want a deal, they wanted to set a benchmark — a transaction that would pave the way for many others.

Al-Ali: We knew we were doing something new, but we also knew it could be done — and that, if anyone could do it, it was probably Goldman Sachs. Our biggest advantage is a global culture based on collaboration and teamwork — the kind of thing where, if you have to solve a problem, people jump in, no questions asked.

Tilton: We had a team in Dubai covering Emirates, a team in London working with Doric, and sales teams around the world who could educate and work with investors. We also had a structuring team in New York with a lot of experience in the transport sector — and all of these people were extremely used to working well together.

Q: How did you successfully market the deal?

Lee: By focusing on the concerns of investors in each market — in Europe, it was the structure; in Asia, the Emirates brand and its business strategy; in the United States, the quality of the plane as an asset, because most Americans are unfamiliar with the A380.

Tilton: We even flew potential investors around New York airspace in an Emirates A380 so they could experience the plane and Emirates' level of service. For most investors, this was the first time they were able to experience the quality of the Emirates brand.

Q: What was the impact of our success?

Lee: The transaction was a landmark — for our clients, for other airlines, and for Airbus, which wants to promote EETCs as a way to finance planes.

Al-Ali: Also, it was especially important for companies from the growth markets — and not just airlines. Others now see this as a creative new way to access the capital markets.

As traditional sources pull back, capital markets step up

With a fall-off of lending from commercial banks, the traditional sources of corporate capital worldwide, more companies have turned to capital market instruments, such as bonds and convertibles, to meet their needs. While this trend is global, nowhere is it more pronounced than among corporate borrowers in Europe, where bank loans have traditionally accounted for the bulk of corporate financing, in contrast to the United States, where funding streams are typically more diverse. For investors, rising interest among companies in tapping capital markets is a plus. This is particularly true of institutional investors like pension funds and insurers, which seek long-dated assets for their portfolios to balance forecasted long-term demands.







From top: Michael Fox, Nader Al Salim and Elena Patra (all London), Radha Tilton, Greg Lee (both New York), all Investment Banking Division

Trust

In a complex investment world, how does a pension fund balance its short-term cash flow needs with long-term liabilities?



Craig Russell
Investment Management Division, New York



Watch video
Craig Russell, Chris Kojima and Suzanne Gauron (all New York), Investment Management Division, talk about the Verizon client relationship and the mandate. Go to: goldmansachs.com/annual-report/vimco

"For the client, the time had come to reshape a large piece of its portfolio. It was a complex issue, and we were able to deliver a very clear solution."

Clockwise from top left:
Chris Kojima, Michael Moran and Alec Stais, Suzanne Gauron, Craig Russell (all New York), Investment Management Division









Verizon focuses on a key part of their pension portfolio, with help from Goldman Sachs.

As the Verizon Investment Management Corp. (VIMCO) focused on a key part of Verizon's pension portfolio, it turned to the Alternative Investments & Manager Selection (AIMS) Group within the Investment Management business of Goldman Sachs to execute its long-term asset allocation strategy. At VIMCO, an almost $11 billion private equity and real estate portfolio represented a significant portion of the pension plan's total assets. Goldman Sachs AIMS professionals helped Verizon evaluate the investments in their portfolio, forecast cash flows and shape the program for the long-term benefit of the pension plan.

Goldman Sachs has been an investment manager for Verizon's pension plans for many years, including corporate relationships with predecessor companies GTE and Bell Atlantic. Our new mandate involves not only managing assets, but also extends to active portfolio management responsibility across hundreds of private equity investments. Through this engagement, Goldman Sachs will assist VIMCO in reshaping its private equity and real estate portfolio, by leveraging Goldman Sachs' expertise in structuring complex portfolios and helping clients find the right avenues to achieve liquidity.

Because of the depth and breadth of the Goldman Sachs AIMS team, the firm has become a strategic advisor in the private equity space — not just finding and recommending investment opportunities, but helping to reshape private portfolios to meet specific, and sometimes very complex, needs.

Strategy

How can a company increase focus on its core business if it can't shed non-core investments?

With Goldman Sachs' assistance, Daimler AG sells a big stake in EADS, the European aerospace giant.

After more than a decade as a major shareholder in EADS, a global leader in aerospace and defense services, Daimler's management wanted to further increase focus on its core business of making some of the world's finest cars and trucks. Relinquishing parts of its stake in EADS would require collaboration on both financial and political fronts.

The challenge, above all, was maintaining the delicate balance that made EADS possible from the beginning. A transnational conglomerate, the company was based primarily on a partnership between France, Germany and Spain. The Spanish component was represented by the Spanish government; the French component was represented by the French government and the media group Lagardère; and the German component was represented by Daimler.

To facilitate a reduction of Daimler's stake in EADS, any transaction would have to ensure the "balance" between French and German interests. As a prerequisite, the German government agreed to become a shareholder of record through its Kreditanstalt für Wiederaufbau (KfW), the state-owned lender, while all three governments at the same time agreed to limit their overall ownership in EADS.

In December 2012, all involved parties came to an agreement that enabled all of the above — including a final ownership structure that envisions a balanced interest between the German and French sides, enables Daimler to sell approximately 61.1 million shares and helps to significantly increase EADS free float. As joint bookrunner, Goldman Sachs executed an accelerated bookbuild offering to which investors across Europe, the United States and Asia quickly signed on.


"Daimler still had a significant ownership stake in the business, but their strategy had evolved. It was on their agenda for some time to further reduce that stake, but the question was, how?"



Axel Höfer
Investment Banking Division, Frankfurt

Watch video
Axel Höfer and Wolfgang Fink (both Frankfurt) and Christoph Stanger (London), all Investment Banking Division, talk about the Daimler transaction.
Go to: goldmansachs.com/annual-report/daimler

Unlocking value

A complex transaction succeeds — and helps Daimler to focus on its core business.

From left:
Arne Uekötter and Axel Höfer (both Frankfurt), Investment Banking Division




GERMAN GROUP
FRENCH GROUP
SPAIN
OUTSIDE INVESTORS
DAIMLER
GOVT
LAGARDÈRE
OUTSIDE INVESTORS
GOVT
BANK CONSORTIUM

THE CHALLENGE

For Daimler to sell half its economic stake in the European aerospace company EADS, investors must feel confident about the long-term value of EADS stock. Issues include a complex governance structure and the continued interest of the French, German and Spanish governments.

THE AGREEMENT

To enable the sale, France, Germany and Spain agree to a new ownership structure that maintains the balance of interests but reduces the overall stake the governments hold in the company.

THE DEAL

61.1M

in shares

Following the agreement of all relevant parties on the new governance structure for EADS, Goldman Sachs, as joint bookrunner, helps to structure and execute the deal — a block trade of EADS stock known as an "accelerated bookbuild offering" (ABO).

THE EXECUTION


OVERNIGHT DEAL
150 INVESTORS
6PM
9PM
12AM
3AM
7:15AM

Goldman Sachs helps Daimler place 61.1 million shares with investors after the preparation of the transaction, which requires the coordination of numerous different public and private institutions. Though the placement of Daimler's EADS shares appears to be structured as a straightforward ABO transaction, it requires an intricate series of steps tying complex components together to make the deal a success. Quickly oversubscribed, the offering closes in less than an hour, with demand especially heavy in the U.S., Germany and the U.K.

THE SUCCESS

Through Goldman Sachs' efforts, Daimler receives proceeds of over $2.1 billion from the ABO. This cash infusion improves the company's ability to focus on its core business — including, in a very competitive industry, investment in research and development.

$2.1B

MONETIZED



Clockwise from top: Arne Uekötter, Ansgar Wimber, Wolfgang Fink (all Frankfurt); Antoine Noblot, Christoph Stanger (both London); all Investment Banking Division



Raising capital through common stock offerings

Despite challenging conditions in 2012, Goldman Sachs' EMEA team led 32 common stock offerings, including major block trades of clients' shares like Daimler's EADS accelerated bookbuild. This made the firm the number one bookrunner in the region, as well as number one in Germany. This is a testament to the firm's ability to structure especially complex transactions, execute multinational deals seamlessly, and leverage strong relationships with major institutional investors worldwide.

#1 bookrunner for common stock offerings

Germany



24.4%
Market Share
$3.9B in shares

Europe, Middle East and Africa



12.0%
Market Share
$14.2B in shares

Source: Thomson Reuters

Execution

How can an iconic company complete its turnaround and repay taxpayer assistance?

AIG repays U.S. government assistance "with a significant profit for taxpayers."

In 2012, American International Group (AIG) completed a series of major transactions that enabled the U.S. Treasury to monetize its stake at a profit to U.S. taxpayers. Together with the company's re-IPO the year before, these transactions represented a full sell-down of the U.S. Treasury's 92 percent ownership. Goldman Sachs was the Lead Joint Global Coordinator for the re-IPO in 2011 and Joint Global Coordinator for four of the five follow-on offerings in 2012. Through innovative and efficient execution, Goldman Sachs contributed to accomplishing the plan developed by AIG and the U.S. Treasury to sell shares at an expeditious pace. The transactions occurred at successively higher prices and each above the U.S. Treasury's "breakeven" price. In September 2012, the Goldman Sachs-led $20.7 billion transaction became the largest-ever U.S. common equity offering.

This monetization was facilitated in part by a series of block trades through which AIG divested AIA Group Limited of Hong Kong. These offerings followed the successful 2010 IPO of AIA in which Goldman Sachs helped raise approximately $20.5 billion for AIG. In 2012, the firm led three block trades, enabling AIG to sell its remaining 33 percent stake in AIA and raise, in total, over $14 billion. With the final sale of AIA shares in December 2012, AIG was able to complete the divestiture of one of its largest non-core assets and complete yet another step in its restructuring.

Using proceeds from the AIA share sales and its own internal resources, AIG participated as an investor in the U.S. Treasury's offerings of AIG stock in the U.S. and bought back some of its own shares, alongside outside investors drawn by the company's restructuring and improving prospects. On December 11, 2012, the U.S. Treasury sold the last of its AIG shares, with Goldman Sachs helping convert strong investor interest into a significantly oversubscribed transaction. At year's end, according to AIG's calculations, the U.S. taxpayer had realized a profit of nearly $23 billion from the U.S. Treasury's AIG investment — and AIG, once dependent on government support, was a strong enterprise once again.

"At a time when many in D.C. thought the government was going to lose substantial money on AIG, Goldman worked closely with Treasury and the company itself on implementing a restructuring plan that ended up netting billions of dollars in profit for taxpayers."

James Millstein, Chief Restructuring Officer, U.S. Treasury Department, 2009-2011



From top: Michael Tesser and Terence Lim (both New York), Chris Cole (New York), Dan Dees (Hong Kong); all Investment Banking Division





"We worked closely with AIG and the U.S. Treasury to help execute their monetization plan through a complex series of trades in Hong Kong and New York. This enabled AIG to repay the U.S. government — and at a profit for the public."

Devanshu Dhyani
Investment Banking Division, New York

Watch video
Devanshu Dhyani and Andrea Vittorelli (both New York), Investment Banking Division, discuss their experience working on the AIG transactions.
Go to: goldmansachs.com/annual-report/aig

Opportunity

"They didn't just want to expand their capital. They wanted strategic investors who would become an important part of their shareholder base."





Goldman Sachs manages a successful private placement for one of China's largest insurance companies.

Driven by a burgeoning middle class, insurance companies in China are growing fast. This growth makes them unique, and often desirable, opportunities for investors. But for the China Pacific Insurance Group, the question was, which investors? Specifically, how could they attract investors who were willing to make a substantial investment in the company, with a long-term view.

To achieve this, the company turned to Goldman Sachs, as sole bookrunner and placement agent, to find a group of international investors to purchase 462 million shares.

With strong relationships around the world, the Goldman Sachs team soon focused on three leading sovereign wealth funds: the Government of Singapore Investment Corporation, Norges Bank (the central bank of Norway) and the Abu Dhabi Investment Authority. For the funds — all of them Goldman Sachs clients — it was among the largest investments they ever made in China. For China Pacific, it meant the addition of three very well-known and well-respected investors to the company's shareholder base.

The $1.3 billion deal, executed in September 2012, was a substantial win for all parties. While China Pacific strengthened its capital base to support future business growth, the investors themselves got precisely what they were looking for: a significant stake in a high-growth business in the largest and most dynamic growth market in the world.

Jian Mei Gan
Investment Banking Division, Hong Kong

Watch video
Jian Mei Gan (Hong Kong) and Xi Pei (Beijing), both Investment Banking Division, talk about their experiences working on the China Pacific Insurance transaction.
Go to: goldmansachs.com/annual-report/cpig

An insurance company strengthens its shareholder base



Clockwise from top left: Emma Wang (Hong Kong), Jian Mei Gan (Hong Kong), Xi Pei (Beijing), Chito Jeyarajah and Jian Mei Gan (both Hong Kong), Wei Wang (Hong Kong); all Investment Banking Division

A global quest to match capital with the right opportunity

A discussion with the team from the Investment Banking Division

Jian Mei Gan, Managing Director, Hong Kong

Xi Pei, Vice President, Beijing

Bernard Teo, Managing Director, Hong Kong

China Pacific's recent sale of stock — fully managed by Goldman Sachs — stands out as an example of client trust and strong connections to global investors.

Q: Tell us about the firm's relationship with China Pacific. How did we become the sole bookrunner and placing agent for this transaction?

BT: China Pacific has been a key client of the firm for years. We led their IPO in 2009 and have worked on a number of transactions since.

Q: So there was already a level of confidence?

JM: Oh yes — confidence — it facilitated collaboration. So, early last year, we began to contemplate a transaction that would meet their current objectives: first, to raise capital that would help continue to expand their business throughout China and, second, to add high-quality, strategic global investors to their shareholder base.

Q: What made Goldman Sachs particularly well suited to this endeavor?

XP: Among other things, our strong relationships with exactly the kind of investors they were looking for. They also trusted our global team and its ability to work across geographies and divisions to deliver a solution that would be right for the company and potential shareholders alike.

Q: From the perspective of the investors, what made this opportunity important?

JMG: Clearly, the potential growth of the insurance industry here. China is the world's most populous country and insurance penetration is only about two percent of GDP — very low by Western standards.

BT: Another thing is that just a few top companies, including China Pacific, control a very big market share. So these companies offer major investment opportunities, but those opportunities, given the small number of top players, are also fairly rare.

Q: So this really was a case of matching needs and opportunities?

XP: It was, absolutely. A big advantage to working with Goldman Sachs is our role as intermediary between companies and investors. We deeply understand the needs of both, and we have the ability to bring those needs and interests together. For China Pacific, these were investors who could provide the capital they needed to grow. For the investors, this was a great opportunity to strengthen their portfolios, and for each of them it was one of the largest investments they had made in China to date.

Q: How is China Pacific putting that capital to work?

JMG: This is one of the most satisfying things about the work we do — not just presenting ideas for transactions, but ideas that solve problems and create opportunities. Our ability to do that doesn't evolve overnight, or over a couple of days, but over years. It takes getting to know our clients and their businesses, and understanding their goals. It means not just thinking from a financial perspective, but from a business perspective — what clients need to make their businesses better, stronger and more valuable.

BT: They will use it to finance expansion — even into deep pockets in the countryside. This will enhance their ability, throughout China, to meet people's basic insurance needs.



Evan Xu (Hong Kong), Investment Banking Division

A global solution


Client
Shanghai
Investors
Dubai
Oslo
Singapore
GS Locations
Beijing
Hong Kong
London
New York



Chito Jeyarajah (Hong Kong), Investment Banking Division

Where can governments find more capital to address endemic societal challenges?



Andrea Phillips
Urban Investment Group, New York

Watch video
Andrea Phillips, Alicia Glen and Margaret Anadu (all New York), Urban Investment Group, talk about Social Impact Investing. Go to: goldmansachs.com/annual-report/social-impact





From left: David Gorleku and Alicia Glen, David Gorleku (both New York), Urban Investment Group

"We realized that an investment that offers returns while delivering crucial social services was a potential game changer."





From top: Sherry Wang, Margaret Anadu, Margaret Anadu (both New York), Urban Investment Group

As city budgets decline, an innovative effort suggests a new way to leverage private capital.

The tendency of juvenile offenders to return to jail is a major issue — so much so that in New York City, the mayor, Michael Bloomberg, focused on it squarely in 2012. To help address the problem, Goldman Sachs, along with Bloomberg Philanthropies, worked with nonprofits and the City of New York to structure an innovative funding mechanism whose return depends entirely on the effectiveness of the program it supports. Known as a social impact bond, this financial instrument can become a model for driving positive change.

In this case, Goldman Sachs has invested approximately $10 million in a program that fights recidivism by delivering education, training and intensive counseling to incarcerated youths. The greater the success of the program, the greater the return to the investor. If the intervention isn't successful, the City pays nothing, but if the recidivism rate drops by 20 percent, the City itself would save as much as $20 million in incarceration costs after repaying the loan with a return.

The New York City program is intended to show how such instruments can be designed: with clear goals, metrics, and risk/reward profiles that can draw investors. It is a demonstration of Goldman Sachs' strong commitment to the idea of social impact investing — of leveraging private capital to generate returns that are both financially and socially desirable.



A Strategic Approach to Philanthropy

Goldman Sachs supports communities worldwide through initiatives aimed at addressing critical social and economic issues. We apply our energies and capabilities in ways we believe are most likely to make a difference, through programs based on innovation, research and measurement. From year to year, Goldman Sachs is identified as a leader in corporate philanthropy in *The Chronicle of Philanthropy*.

Since 2008, the firm has contributed in excess of $1.6 billion to philanthropic initiatives. Of these initiatives, two of the most important are *10,000 Women* and *10,000 Small Businesses*, both designed to drive growth and job creation in underserved communities by offering small and medium-sized enterprises business and management education, as well as links to capital, mentors and networks. Launched in 2008, *10,000 Women* is a five-year, $100 million global initiative helping to grow local economies by advancing the businesses of 10,000 women entrepreneurs. *10,000 Small Businesses*, a $500 million program, is designed to unlock the growth and job creation potential of small businesses in the U.S. and U.K. Both programs are supported by the Goldman Sachs Foundation.



10,000 Small Businesses in the U.K.

In 2010, *10,000 Small Businesses* U.K. was launched to help drive local job creation and economic growth. Now up and running in London, the Midlands, Yorkshire and the Humber and North West England, the program offers training and support to ambitious small businesses and social enterprises, based on experts' views that this kind of support helps small firms overcome barriers to success.

10,000 Small Businesses is run through partnerships with leading universities and business schools. In the U.K., Goldman Sachs and the Goldman Sachs Foundation have partnered with University College London and the business schools of Oxford-Saïd, Leeds, Aston and Manchester Metropolitan universities.

By year end 2012, the program had reached approximately 400 leaders of high-growth small firms and social enterprises across the country. Preliminary research reveals that 70 percent of our participants are creating net new jobs (versus a U.K. average of 15 percent for small businesses), and on average they are growing revenue by over 20 percent per annum.


Jim Griffin

Among the graduates of *10,000 Small Businesses* U.K. is Jim Griffin of Rugby, who credits the course work and connections with rekindling his company and his spirits. "A year ago we were struggling to find the right growth path," says the CEO of Automotive Insulations Ltd., a maker of thermal and acoustic insulation for such automotive clients as Bentley and Alfa Romeo. "Since then, we're working 24/7 and we've taken on a second factory site," he says, adding that the company has doubled its workforce and rapidly increased top-line growth.

Read more:
goldmansachs.com/annual-report/10ksb-uk



10,000 Small Businesses in the U.S.

In the United States, *10,000 Small Businesses* is helping entrepreneurs maximize opportunities in cities across the country. Currently, the program is active in 11 markets. To date, nearly 1,000 business owners have participated in the program. Among the first cohorts to graduate, approximately 70 percent of participants reported increased revenues, while 50 percent reported creating net new jobs.

In 2012, *10,000 Small Businesses* launched in Cleveland, Ohio, with $15 million in support from Goldman Sachs and the Goldman Sachs Foundation. Participants study for 11 weeks at Cuyahoga Community College, following a customized *10,000 Small Businesses* curriculum designed and delivered nationally by Babson College, the top-ranked school for two decades for entrepreneurial education, according to *U.S. News & World Report*. Courses cover accounting, human resources, negotiation, marketing and other subjects, while Goldman Sachs professionals provide workshops and one-on-one business advice.

Also in 2012, *10,000 Small Businesses* launched in Salt Lake City, Utah, where the program is supported by an investment of $15 million. As elsewhere, the firm is working closely with key community partners. In this case, Salt Lake Community College delivers the education portion of the program. Other partners involved in the program include the Pete Suazo Business Center, the Salt Lake Chamber, the Salt Lake Small Business Development Center, the Utah Hispanic Chamber of Commerce and the Utah Small Business Development Centers Network. These partners help with the recruitment of small business owners and entrepreneurs in Salt Lake City and assist in providing outreach and business support services.


La Criolla


Carmen
Maldonado

A prime example of the program's graduates is Carmen Maldonado, owner of La Criolla, a Chicago-based purveyor of quality spices and specialty ingredients. Through *10,000 Small Businesses*, Maldonado has gained key leadership skills to move her company forward. The program, she says, "opened my eyes to where I wanted to take my business — and enabled me to communicate that to my employees." "Since graduating," she adds, "La Criolla has increased its revenues by more than 40 percent."

Read more:
goldmansachs.com/annual-report/10ksb-us



Our Business

The Goldman Sachs Group, Inc. is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.

We report our activities in the following four business segments:

Investment Banking

We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include strategic advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, including domestic and cross-border transactions, as well as derivative transactions directly related to these activities.

Investment Banking
Net Revenues *(in millions)*


$4,810
$4,355
$4,926
2010
2011
2012

Institutional Client Services

We facilitate client transactions and make markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporations, financial institutions, investment funds and governments. We also make markets in and clear client transactions on major stock, options and futures exchanges worldwide and provide financing, securities lending and other prime brokerage services to institutional clients.

Institutional Client Services
Net Revenues *(in millions)*


$21,796
$17,280
$18,124
2010
2011
2012

Investing & Lending

We invest in and originate loans to provide financing to clients. These investments and loans are typically longer-term in nature. We make investments, directly and indirectly through funds that we manage, in debt securities and loans, public and private equity securities, real estate, consolidated investment entities and power generation facilities.

Investing & Lending
Net Revenues *(in millions)*


$7,541
$2,142
$5,891
2010
2011
2012

Investment Management

We provide investment management services and offer investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. We also offer wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Investment Management
Net Revenues *(in millions)*


$5,014
$5,034
$5,222
2010
2011
2012

Financial Highlights

$ and share amounts in millions, except per share amounts	As of or for the Year Ended December **2012**	 2011	 2010
Operating Results			
Net revenues	**$ 34,163**	$ 28,811	$ 39,161
Pre-tax earnings	**11,207**	6,169	12,892
Net earnings	**7,475**	4,442	8,354
Net earnings applicable to common shareholders	**7,292**	2,510	7,713
Return on average common shareholders' equity	**10.7%**	3.7%	11.5%
Common Share Data			
Diluted earnings per common share	**$ 14.13**	$ 4.51	$ 13.18
Average diluted common shares outstanding	**516.1**	556.9	585.3
Dividends declared per common share	**$ 1.77**	$ 1.40	$ 1.40
Book value per common share	**144.67**	130.31	128.72
Tangible book value per common share [1]	**134.06**	119.72	118.63
Ending stock price	**127.56**	90.43	168.16
Financial Condition and Selected Ratios			
Total assets	**$938,555**	$923,225	$911,332
Unsecured long-term borrowings	**167,305**	173,545	174,399
Total shareholders' equity	**75,716**	70,379	77,356
Leverage ratio [2]	**12.4x**	13.1x	11.8x
Adjusted leverage ratio [2]	**9.1x**	8.6x	7.6x
Tier 1 capital ratio [3]	**16.7%**	13.8%	16.0%
Tier 1 common ratio [3]	**14.5%**	12.1%	13.3%
Selected Data			
Total staff	**32,400**	33,300	35,700
Assets under supervision *(in billions)*	**$ 965**	$ 895	$ 917

1. Tangible book value per common share is computed by dividing tangible common shareholders' equity (total shareholders' equity less preferred stock, goodwill and identifiable intangible assets) by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements. See "Financial Information — Management's Discussion and Analysis — Equity Capital — Other Capital Metrics" for further information about our tangible common shareholders' equity and tangible book value per common share, which are both non-GAAP measures.

2. The leverage ratio equals total assets divided by total shareholders' equity. The adjusted leverage ratio equals adjusted assets divided by total shareholders' equity. See "Financial Information — Management's Discussion and Analysis — Balance Sheet and Funding Sources — Balance Sheet Analysis and Metrics" for further information about our adjusted assets and adjusted leverage ratio, which are both non-GAAP measures.

3. The Tier 1 capital ratio and the Tier 1 common ratio are computed using risk-weighted assets (RWAs) calculated in accordance with the Federal Reserve Board's risk-based capital requirements (which are based on Basel 1). The Tier 1 common ratio equals Tier 1 common capital divided by RWAs. See "Financial Information — Management's Discussion and Analysis — Equity Capital" for further information about our Tier 1 common ratio, which is a non-GAAP measure, and our Tier 1 capital ratio.

Financial Information — Table of Contents

Management's Discussion and Analysis

Introduction 34
Executive Overview 35
Business Environment 37
Critical Accounting Policies 39
Use of Estimates 43
Results of Operations 44
Regulatory Developments 58
Balance Sheet and Funding Sources 61
Equity Capital 68
Off-Balance-Sheet Arrangements and Contractual Obligations 74
Overview and Structure of Risk Management 76
Liquidity Risk Management 81
Market Risk Management 88
Credit Risk Management 94
Operational Risk Management 101
Recent Accounting Developments 103
Certain Risk Factors That May Affect Our Businesses 104

Management's Report on Internal Control over Financial Reporting 105

Report of Independent Registered Public Accounting Firm 106

Consolidated Financial Statements

Consolidated Statements of Earnings 107
Consolidated Statements of Comprehensive Income 108
Consolidated Statements of Financial Condition 109
Consolidated Statements of Changes in Shareholders' Equity 110
Consolidated Statements of Cash Flows 111

Notes to Consolidated Financial Statements

Note 1 — Description of Business 112
Note 2 — Basis of Presentation 112
Note 3 — Significant Accounting Policies 113
Note 4 — Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value 117
Note 5 — Fair Value Measurements 118
Note 6 — Cash Instruments 120
Note 7 — Derivatives and Hedging Activities 128
Note 8 — Fair Value Option 143
Note 9 — Collateralized Agreements and Financings 152
Note 10 — Securitization Activities 155
Note 11 — Variable Interest Entities 158
Note 12 — Other Assets 163
Note 13 — Goodwill and Identifiable Intangible Assets 165
Note 14 — Deposits 167
Note 15 — Short-Term Borrowings 168
Note 16 — Long-Term Borrowings 169
Note 17 — Other Liabilities and Accrued Expenses 173
Note 18 — Commitments, Contingencies and Guarantees 174
Note 19 — Shareholders' Equity 181
Note 20 — Regulation and Capital Adequacy 184
Note 21 — Earnings Per Common Share 189
Note 22 — Transactions with Affiliated Funds 190
Note 23 — Interest Income and Interest Expense 191
Note 24 — Income Taxes 192
Note 25 — Business Segments 195
Note 26 — Credit Concentrations 199
Note 27 — Legal Proceedings 200
Note 28 — Employee Benefit Plans 213
Note 29 — Employee Incentive Plans 214
Note 30 — Parent Company 217

Supplemental Financial Information

Quarterly Results 218
Common Stock Price Range 219
Common Stock Performance 219
Selected Financial Data 220
Statistical Disclosures 221

Introduction

The Goldman Sachs Group, Inc. (Group Inc.) is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.

We report our activities in four business segments: Investment Banking, Institutional Client Services, Investing & Lending and Investment Management. See "Results of Operations" below for further information about our business segments.

When we use the terms "Goldman Sachs," "the firm," "we," "us" and "our," we mean Group Inc., a Delaware corporation, and its consolidated subsidiaries.

References herein to our Annual Report on Form 10-K are to our Annual Report on Form 10-K for the year ended December 31, 2012. All references to 2012, 2011 and 2010 refer to our years ended, or the dates, as the context requires, December 31, 2012, December 31, 2011 and December 31, 2010, respectively. Any reference to a future year refers to a year ending on December 31 of that year. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

In this discussion and analysis of our financial condition and results of operations, we have included information that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. This information includes statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, among other things, and may also include statements about the objectives and effectiveness of our risk management and liquidity policies, statements about trends in or growth opportunities for our businesses, statements about our future status, activities or reporting under U.S. or non-U.S. banking and financial regulation, and statements about our investment banking transaction backlog. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in these forward-looking statements include, among others, those discussed below under "Certain Risk Factors That May Affect Our Businesses" as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K and "Cautionary Statement Pursuant to the U.S. Private Securities Litigation Reform Act of 1995" in Part I, Item 1 of our Annual Report on Form 10-K.

Executive Overview

The firm generated net earnings of $7.48 billion for 2012, compared with $4.44 billion and $8.35 billion for 2011 and 2010, respectively. Our diluted earnings per common share were $14.13 for 2012, compared with $4.51 [1] for 2011 and $13.18 [2] for 2010. Return on average common shareholders' equity (ROE) [3] was 10.7% for 2012, compared with 3.7% [1] for 2011 and 11.5% [2] for 2010.

Book value per common share increased approximately 11% to $144.67 and tangible book value per common share [4] increased approximately 12% to $134.06 compared with the end of 2011. During the year, the firm repurchased 42.0 million shares of its common stock for a total cost of $4.64 billion. Our Tier 1 capital ratio under Basel 1 was 16.7% and our Tier 1 common ratio under Basel 1 [5] was 14.5% as of December 2012.

The firm generated net revenues of $34.16 billion for 2012. These results reflected significantly higher net revenues in Investing & Lending, as well as higher net revenues in Institutional Client Services, Investment Banking and Investment Management compared with 2011.

An overview of net revenues for each of our business segments is provided below.

Investment Banking

Net revenues in Investment Banking increased compared with 2011, reflecting significantly higher net revenues in our Underwriting business, due to strong net revenues in debt underwriting. Net revenues in debt underwriting were significantly higher compared with 2011, primarily reflecting higher net revenues from investment-grade and leveraged finance activity. Net revenues in equity underwriting were lower compared with 2011, primarily reflecting a decline in industry-wide initial public offerings. Net revenues in Financial Advisory were essentially unchanged compared with 2011.

Institutional Client Services

Net revenues in Institutional Client Services increased compared with 2011, reflecting higher net revenues in Fixed Income, Currency and Commodities Client Execution.

The increase in Fixed Income, Currency and Commodities Client Execution compared with 2011 reflected strong net revenues in mortgages, which were significantly higher compared with 2011. In addition, net revenues in credit products and interest rate products were solid and higher compared with 2011. These increases were partially offset by significantly lower net revenues in commodities and slightly lower net revenues in currencies. Although broad market concerns persisted during 2012, Fixed Income, Currency and Commodities Client Execution operated in a generally improved environment characterized by tighter credit spreads and less challenging market-making conditions compared with 2011.

1. Excluding the impact of the preferred dividend of $1.64 billion in the first quarter of 2011 (calculated as the difference between the carrying value and the redemption value of the preferred stock), related to the redemption of our 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock) held by Berkshire Hathaway Inc. and certain of its subsidiaries (collectively, Berkshire Hathaway), diluted earnings per common share were $7.46 and ROE was 5.9% for 2011. We believe that presenting our results for 2011 excluding this dividend is meaningful, as it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding this dividend are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. See "Results of Operations — Financial Overview" below for further information about our calculation of diluted earnings per common share and ROE excluding the impact of this dividend.
2. Excluding the impact of the $465 million related to the U.K. bank payroll tax, the $550 million related to the SEC settlement and the $305 million impairment of our New York Stock Exchange (NYSE) Designated Market Maker (DMM) rights, diluted earnings per common share were $15.22 and ROE was 13.1% for 2010. We believe that presenting our results for 2010 excluding the impact of these items is meaningful, as it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding these items are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. See "Results of Operations — Financial Overview" below for further information about our calculation of diluted earnings per common share and ROE excluding the impact of these items.
3. See "Results of Operations — Financial Overview" below for further information about our calculation of ROE.
4. Tangible book value per common share is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. See "Equity Capital — Other Capital Metrics" below for further information about our calculation of tangible book value per common share.
5. Tier 1 common ratio is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. See "Equity Capital — Consolidated Regulatory Capital Ratios" below for further information about our Tier 1 common ratio.

Net revenues in Equities were essentially unchanged compared with 2011. Net revenues in securities services were significantly higher compared with 2011, reflecting a gain of approximately $500 million on the sale of our hedge fund administration business. In addition, equities client execution net revenues were higher than 2011, primarily reflecting significantly higher results in cash products, principally due to increased levels of client activity. These increases were offset by lower commissions and fees, reflecting lower market volumes. During 2012, Equities operated in an environment generally characterized by an increase in global equity prices and lower volatility levels.

The net loss attributable to the impact of changes in our own credit spreads on borrowings for which the fair value option was elected was $714 million ($433 million and $281 million related to Fixed Income, Currency and Commodities Client Execution and equities client execution, respectively) for 2012, compared with a net gain of $596 million ($399 million and $197 million related to Fixed Income, Currency and Commodities Client Execution and equities client execution, respectively) for 2011.

Investing & Lending

Net revenues in Investing & Lending were $5.89 billion and $2.14 billion for 2012 and 2011, respectively. During 2012, Investing & Lending net revenues were positively impacted by tighter credit spreads and an increase in global equity prices. Results for 2012 included a gain of $408 million from our investment in the ordinary shares of Industrial and Commercial Bank of China Limited (ICBC), net gains of $2.39 billion from other investments in equities, primarily in private equities, net gains and net interest income of $1.85 billion from debt securities and loans, and other net revenues of $1.24 billion, principally related to our consolidated investment entities.

Results for 2011 included a loss of $517 million from our investment in the ordinary shares of ICBC and net gains of $1.12 billion from other investments in equities, primarily in private equities, partially offset by losses from public equities. In addition, Investing & Lending included net revenues of $96 million from debt securities and loans. This amount includes approximately $1 billion of unrealized losses related to relationship lending activities, including the effect of hedges, offset by net interest income and net gains from other debt securities and loans. Results for 2011 also included other net revenues of $1.44 billion, principally related to our consolidated investment entities.

Investment Management

Net revenues in Investment Management increased compared with 2011, due to significantly higher incentive fees, partially offset by lower transaction revenues and slightly lower management and other fees. During the year, assets under supervision [1] increased $70 billion to $965 billion. Assets under management increased $26 billion to $854 billion, reflecting net market appreciation of $44 billion, primarily in fixed income and equity assets, partially offset by net outflows of $18 billion. Net outflows in assets under management included outflows in equity, alternative investment and money market assets, partially offset by inflows in fixed income assets [2]. Other client assets increased $44 billion to $111 billion, primarily due to net inflows [2], principally in client assets invested with third-party managers and assets related to advisory relationships.

Our businesses, by their nature, do not produce predictable earnings. Our results in any given period can be materially affected by conditions in global financial markets, economic conditions generally and other factors. For a further discussion of the factors that may affect our future operating results, see "Certain Risk Factors That May Affect Our Businesses" below, as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

1. Assets under supervision include assets under management and other client assets. Assets under management include client assets where we earn a fee for managing assets on a discretionary basis. Other client assets include client assets invested with third-party managers, private bank deposits and assets related to advisory relationships where we earn a fee for advisory and other services, but do not have discretion over the assets.

2. Includes $34 billion of fixed income asset inflows in connection with our acquisition of Dwight Asset Management Company LLC (Dwight Asset Management), including $17 billion in assets under management and $17 billion in other client assets, and $5 billion of fixed income and equity asset outflows in connection with our liquidation of Goldman Sachs Asset Management Korea Co., Ltd. (Goldman Sachs Asset Management Korea, formerly known as Macquarie — IMM Investment Management), all related to assets under management, for the year ended December 2012.

Business Environment

Global economic conditions generally weakened in 2012, as real gross domestic product (GDP) growth slowed in most major economies. Market sentiment was affected by continued broad market concerns and uncertainties, although positive developments helped to improve market conditions. These developments included certain central bank actions to ease monetary policy and address funding risks for European financial institutions. In addition, the U.S. economy posted stable to improving economic data, including favorable developments in unemployment and housing. These improvements resulted in tighter credit spreads, higher global equity prices and lower levels of volatility. However, concerns about the outlook for the global economy and continued political uncertainty, particularly the political debate in the United States surrounding the fiscal cliff, generally resulted in client risk aversion and lower activity levels. Also, uncertainty over financial regulatory reform persisted. These concerns weighed on investment banking activity, as completed mergers and acquisitions activity declined compared with 2011, and equity and equity-related underwriting activity remained low, particularly in initial public offerings. However, industry-wide debt underwriting activity improved compared with 2011. For a further discussion of how market conditions may affect our businesses, see "Certain Risk Factors That May Affect Our Businesses" below as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Global

During 2012, real GDP growth declined in most advanced economies and emerging markets. In advanced economies, the slowdown primarily reflected a decline in consumer expenditure and fixed investment growth, particularly in Europe, as well as a deceleration in international trade compared with 2011. In emerging markets, growth in domestic demand weakened, although the contribution from government spending was generally positive. Unemployment levels declined slightly in some economies compared with 2011, but increased in others, particularly in the Euro area. The rate of unemployment continued to remain elevated in many advanced economies. During 2012, the U.S. Federal Reserve, the Bank of England and the Bank of Japan left interest rates unchanged, while the European Central Bank reduced its interest rate. In addition, the People's Bank of China lowered its one-year benchmark lending rate during the year. The price of crude oil generally declined during 2012. The U.S. dollar weakened against both the Euro and the British pound, while it strengthened against the Japanese yen.

United States

In the United States, real GDP increased by 2.2% in 2012, compared with an increase of 1.8% in 2011. Growth was supported by an acceleration in residential investment and a smaller decrease in state and local government spending, which were partially offset by a slowdown in consumer spending and business investment. Both house prices and housing starts increased. Industrial production expanded in 2012, despite the negative impact of Hurricane Sandy during the fourth quarter. Business and consumer confidence declined during parts of the year, primarily reflecting increased global economic concerns and heightened uncertainties, but ended the year higher compared with the end of 2011. Measures of core inflation on average were higher compared with 2011. The unemployment rate declined during 2012, but remained elevated. The U.S. Federal Reserve maintained its federal funds rate at a target range of zero to 0.25% during the year and extended its program to lengthen the maturity of the U.S. Treasury debt it holds. In addition, the U.S. Federal Reserve announced an open-ended program to purchase U.S. Treasury securities and mortgage-backed securities, as well as a commitment to keep short-term interest rates exceptionally low until the unemployment rate falls to 6.5% or inflation rises materially. The yield on the 10-year U.S. Treasury note fell by 11 basis points during 2012 to 1.78%. In equity markets, the NASDAQ Composite Index, the S&P 500 Index and the Dow Jones Industrial Average increased by 16%, 13% and 7%, respectively, compared with the end of 2011.

Europe

In the Euro area, real GDP declined by 0.5% in 2012, compared with an increase of 1.5% in 2011. The contraction was principally due to a sharp fall in domestic demand, primarily reflecting downturns in consumer spending and fixed investment. Business and consumer confidence declined and measures of core inflation increased slightly during the year. The unemployment rate increased substantially, particularly in Spain and Italy. These negative developments reflected the impact that the sovereign debt crisis had on the region's economic growth, particularly during the first half of the year, as concerns about Greece's debt situation and the fiscal outlook in Spain and Italy intensified. To address these issues, the European Central Bank injected liquidity in the Eurosystem through its longer-term refinancing operations (LTROs), decreased its main refinancing operations rate by 25 basis points to 0.75%, and announced a program to make outright purchases of sovereign bonds in the secondary markets. The Euro appreciated by 2% against the U.S. dollar. In the United Kingdom, real GDP increased by 0.2% in 2012 compared with an increase of 0.9% in 2011. The Bank of England maintained its official bank rate at 0.50% and increased the size of its asset purchase program. The British pound appreciated by 4% against the U.S. dollar. Long-term government bond yields generally declined during the year. In equity markets, the DAX Index, the CAC 40 Index, the Euro Stoxx 50 Index, and the FTSE 100 Index increased by 29%, 15%, 14% and 6%, respectively, compared with the end of 2011.

Asia

In Japan, real GDP increased by 1.9% in 2012, compared with a decline of 0.6% in 2011. Fixed investment growth increased, particularly from the public sector, helped by reconstruction efforts following the earthquake and tsunami in 2011. However, the trade balance continued to deteriorate during 2012. Measures of inflation remained negative or close to zero during the year. The Bank of Japan maintained its target overnight call rate at a range of zero to 0.10% during the year, increased the size of its asset purchase program, and announced measures to facilitate outright purchases of government and corporate bonds. The yield on 10-year Japanese government bonds fell by 20 basis points during the year to 0.79%. The Japanese yen depreciated by 13% against the U.S. dollar and, in equity markets, the Nikkei 225 Index increased by 23%. In China, real GDP increased by 7.8% in 2012, compared with an increase of 9.3% in 2011. Growth slowed as household consumption and fixed investment growth moderated. In addition, growth in industrial production declined. Measures of inflation declined during the year. The People's Bank of China lowered its one-year benchmark lending rate by 56 basis points to 6.00% and reduced the reserve requirement ratio by 100 basis points during the year. The Chinese yuan appreciated slightly against the U.S. dollar and, in equity markets, the Shanghai Composite Index increased by 3%. In India, real GDP increased by an estimated 5.4% in 2012, compared with an increase of 7.5% in 2011. Growth decelerated, primarily reflecting a slowdown in domestic demand growth and a deterioration in the trade balance. The rate of wholesale inflation declined compared with 2011, but remained elevated. The Indian rupee depreciated by 4% against the U.S. dollar and, in equity markets, the BSE Sensex Index increased 26%. Equity markets in Hong Kong and South Korea were higher, as the Hang Seng Index increased 23% and the KOSPI Composite Index increased 9%, respectively, compared with the end of 2011.

Other Markets

In Brazil, real GDP increased by an estimated 1.0% in 2012, compared with an increase of 2.7% in 2011. Growth decelerated, primarily reflecting a decline in private consumption growth and a downturn in fixed investment. The Brazilian real depreciated by 9% against the U.S. dollar and, in equity markets, the Bovespa Index increased by 7% compared with the end of 2011. In Russia, real GDP increased by 3.4% in 2012, compared with 4.3% in 2011. Growth slowed, primarily reflecting a decline in domestic demand growth, particularly during the second half of the year. The Russian ruble appreciated by 5% against the U.S. dollar and, in equity markets, the MICEX Index increased by 5% compared with the end of 2011.

Critical Accounting Policies

Fair Value

Fair Value Hierarchy. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value (i.e., inventory), as well as certain other financial assets and financial liabilities, are reflected in our consolidated statements of financial condition at fair value (i.e., marked-to-market), with related gains or losses generally recognized in our consolidated statements of earnings. The use of fair value to measure financial instruments is fundamental to our risk management practices and is our most critical accounting policy.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the hierarchy under U.S. generally accepted accounting principles (U.S. GAAP) gives (i) the highest priority to unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities (level 1 inputs), (ii) the next priority to inputs other than level 1 inputs that are observable, either directly or indirectly (level 2 inputs), and (iii) the lowest priority to inputs that cannot be observed in market activity (level 3 inputs). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

The fair values for substantially all of our financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

Instruments categorized within level 3 of the fair value hierarchy are those which require one or more significant inputs that are not observable. As of December 2012 and December 2011, level 3 assets represented 5.0% and 5.2%, respectively, of the firm's total assets. Absent evidence to the contrary, instruments classified within level 3 of the fair value hierarchy are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, we use other methodologies to determine fair value, which vary based on the type of instrument. Estimating the fair value of level 3 financial instruments requires judgments to be made. These judgments include:

- determining the appropriate valuation methodology and/ or model for each type of level 3 financial instrument;
- determining model inputs based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations; and
- determining appropriate valuation adjustments related to illiquidity or counterparty credit quality.

Regardless of the methodology, valuation inputs and assumptions are only changed when corroborated by substantive evidence.

Controls Over Valuation of Financial Instruments. Market makers and investment professionals in our revenue-producing units are responsible for pricing our financial instruments. Our control infrastructure is independent of the revenue-producing units and is fundamental to ensuring that all of our financial instruments are appropriately valued at market-clearing levels. In the event that there is a difference of opinion in situations where estimating the fair value of financial instruments requires judgment (e.g., calibration to market comparables or trade comparison, as described below), the final valuation decision is made by senior managers in control and support functions that are independent of the revenue-producing units (independent control and support functions). This independent price verification is critical to ensuring that our financial instruments are properly valued.

Price Verification. All financial instruments at fair value in levels 1, 2 and 3 of the fair value hierarchy are subject to our independent price verification process. The objective of price verification is to have an informed and independent opinion with regard to the valuation of financial instruments under review. Instruments that have one or more significant inputs which cannot be corroborated by external market data are classified within level 3 of the fair value hierarchy. Price verification strategies utilized by our independent control and support functions include:

- **Trade Comparison.** Analysis of trade data (both internal and external where available) is used to determine the most relevant pricing inputs and valuations.
- **External Price Comparison.** Valuations and prices are compared to pricing data obtained from third parties (e.g., broker or dealers, MarkIt, Bloomberg, IDC, TRACE). Data obtained from various sources is compared to ensure consistency and validity. When broker or dealer quotations or third-party pricing vendors are used for valuation or price verification, greater priority is generally given to executable quotations.
- **Calibration to Market Comparables.** Market-based transactions are used to corroborate the valuation of positions with similar characteristics, risks and components.
- **Relative Value Analyses.** Market-based transactions are analyzed to determine the similarity, measured in terms of risk, liquidity and return, of one instrument relative to another or, for a given instrument, of one maturity relative to another.
- **Collateral Analyses.** Margin disputes on derivatives are examined and investigated to determine the impact, if any, on our valuations.
- **Execution of Trades.** Where appropriate, trading desks are instructed to execute trades in order to provide evidence of market-clearing levels.
- **Backtesting.** Valuations are corroborated by comparison to values realized upon sales.

See Notes 5 through 8 to the consolidated financial statements for further information about fair value measurements.

Review of Net Revenues. Independent control and support functions ensure adherence to our pricing policy through a combination of daily procedures, including the explanation and attribution of net revenues based on the underlying factors. Through this process we independently validate net revenues, identify and resolve potential fair value or trade booking issues on a timely basis and seek to ensure that risks are being properly categorized and quantified.

Review of Valuation Models. The firm's independent model validation group, consisting of quantitative professionals who are separate from model developers, performs an independent model approval process. This process incorporates a review of a diverse set of model and trade parameters across a broad range of values (including extreme and/or improbable conditions) in order to critically evaluate:

- the model's suitability for valuation and risk management of a particular instrument type;
- the model's accuracy in reflecting the characteristics of the related product and its significant risks;
- the suitability of the calculation techniques incorporated in the model;
- the model's consistency with models for similar products; and
- the model's sensitivity to input parameters and assumptions.

New or changed models are reviewed and approved prior to being put into use. Models are evaluated and re-approved annually to assess the impact of any changes in the product or market and any market developments in pricing theories.

Level 3 Financial Assets at Fair Value. The table below presents financial assets measured at fair value and the amount of such assets that are classified within level 3 of the fair value hierarchy.

Total level 3 financial assets were $47.10 billion and $47.94 billion as of December 2012 and December 2011, respectively.

See Notes 5 through 8 to the consolidated financial statements for further information about changes in level 3 financial assets and fair value measurements.

	As of December 2012		As of December 2011	
in millions	**Total at Fair Value**	**Level 3 Total**	Total at Fair Value	Level 3 Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	**$ 6,057**	**$ —**	$ 13,440	$ —
U.S. government and federal agency obligations	**93,241**	**—**	87,040	—
Non-U.S. government and agency obligations	**62,250**	**26**	49,205	148
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	**9,805**	**3,389**	6,699	3,346
Loans and securities backed by residential real estate	**8,216**	**1,619**	7,592	1,709
Bank loans and bridge loans	**22,407**	**11,235**	19,745	11,285
Corporate debt securities	**20,981**	**2,821**	22,131	2,480
State and municipal obligations	**2,477**	**619**	3,089	599
Other debt obligations	**2,251**	**1,185**	4,362	1,451
Equities and convertible debentures	**96,454**	**14,855**	65,113	13,667
Commodities	**11,696**	**—**	5,762	—
Total cash instruments	**335,835**	**35,749**	284,178	34,685
Derivatives	**71,176**	**9,920**	80,028	11,900
Financial instruments owned, at fair value	**407,011**	**45,669**	364,206	46,585
Securities segregated for regulatory and other purposes	**30,484**	**—**	42,014	—
Securities purchased under agreements to resell	**141,331**	**278**	187,789	557
Securities borrowed	**38,395**	**—**	47,621	—
Receivables from customers and counterparties	**7,866**	**641**	9,682	795
Other assets [1]	**13,426**	**507**	—	—
Total	**$638,513**	**$47,095**	$651,312	$47,937

1. Consists of assets classified as held for sale related to our reinsurance business, primarily consisting of securities accounted for as available-for-sale and insurance separate account assets, which were previously included in "Financial instruments owned, at fair value" and "Securities segregated for regulatory and other purposes," respectively. See Note 12 to the consolidated financial statements for further information about assets held for sale.

Goodwill and Identifiable Intangible Assets

Goodwill. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is assessed annually for impairment, or more frequently if events occur or circumstances change that indicate an impairment may exist, by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, a quantitative goodwill impairment test is performed by comparing the estimated fair value of each reporting unit with its estimated net book value.

Estimating the fair value of our reporting units requires management to make judgments. Critical inputs to the fair value estimates include (i) projected earnings, (ii) estimated long-term growth rates and (iii) cost of equity. The net book value of each reporting unit reflects an allocation of total shareholders' equity and represents the estimated amount of shareholders' equity required to support the activities of the reporting unit under guidelines issued by the Basel Committee on Banking Supervision (Basel Committee) in December 2010.

Our market capitalization was below book value during 2012. Accordingly, we performed a quantitative impairment test during the fourth quarter of 2012 and determined that goodwill was not impaired. The estimated fair value of our reporting units in which we hold substantially all of our goodwill significantly exceeded the estimated carrying values. We believe that it is appropriate to consider market capitalization, among other factors, as an indicator of fair value over a reasonable period of time.

If the more recent improvement in market conditions does not continue, and we return to a prolonged period of weakness in the business environment or financial markets, our goodwill could be impaired in the future. In addition, significant changes to critical inputs of the goodwill impairment test (e.g., cost of equity) could cause the estimated fair value of our reporting units to decline, which could result in an impairment of goodwill in the future.

See Note 13 to the consolidated financial statements for further information about our goodwill.

Identifiable Intangible Assets. We amortize our identifiable intangible assets (i) over their estimated lives, (ii) based on economic usage or (iii) in proportion to estimated gross profits or premium revenues. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable.

An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. See Note 13 to the consolidated financial statements for the carrying value and estimated remaining lives of our identifiable intangible assets by major asset class and impairments of our identifiable intangible assets.

A prolonged period of market weakness could adversely impact our businesses and impair the value of our identifiable intangible assets. In addition, certain events could indicate a potential impairment of our identifiable intangible assets, including (i) decreases in revenues from commodity-related customer contracts and relationships, (ii) decreases in cash receipts from television broadcast royalties, (iii) an adverse action or assessment by a regulator or (iv) adverse actual experience on the contracts in our variable annuity and life insurance business. Management judgment is required to evaluate whether indications of potential impairment have occurred, and to test intangibles for impairment if required.

Use of Estimates

The use of generally accepted accounting principles requires management to make certain estimates and assumptions. In addition to the estimates we make in connection with fair value measurements, and the accounting for goodwill and identifiable intangible assets, the use of estimates and assumptions is also important in determining provisions for losses that may arise from litigation, regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be reasonably estimated. In accounting for income taxes, we estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under FASB Accounting Standards Codification 740. See Note 24 to the consolidated financial statements for further information about accounting for income taxes.

Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total estimated liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. See Notes 18 and 27 to the consolidated financial statements for information on certain judicial, regulatory and legal proceedings.

Results of Operations

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. See "Certain Risk Factors That May Affect Our Businesses" below and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a further discussion of the impact of economic and market conditions on our results of operations.

Financial Overview

The table below presents an overview of our financial results.

$ in millions, except per share amounts	Year Ended December 2012	2011	2010
Net revenues	**$34,163**	$28,811	$39,161
Pre-tax earnings	**11,207**	6,169	12,892
Net earnings	**7,475**	4,442	8,354
Net earnings applicable to common shareholders	**7,292**	2,510	7,713
Diluted earnings per common share	**14.13**	4.51 [2]	13.18 [3]
Return on average common shareholders' equity [1]	**10.7%**	3.7% [2]	11.5% [3]

1. ROE is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity. The table below presents our average common shareholders' equity.

in millions	Average for the Year Ended December 2012	2011	2010
Total shareholders' equity	**$72,530**	$72,708	$74,257
Preferred stock	**(4,392)**	(3,990)	(6,957)
Common shareholders' equity	**$68,138**	$68,718	$67,300

2. Excluding the impact of the preferred dividend of $1.64 billion in the first quarter of 2011 (calculated as the difference between the carrying value and the redemption value of the preferred stock), related to the redemption of our Series G Preferred Stock, diluted earnings per common share were $7.46 and ROE was 5.9% for 2011. We believe that presenting our results for 2011 excluding this dividend is meaningful, as it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding this dividend are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. The tables below present the calculation of net earnings applicable to common shareholders, diluted earnings per common share and average common shareholders' equity excluding the impact of this dividend.

in millions, except per share amount	Year Ended December 2011
Net earnings applicable to common shareholders	$ 2,510
Impact of the Series G Preferred Stock dividend	1,643
Net earnings applicable to common shareholders, excluding the impact of the Series G Preferred Stock dividend	4,153
Divided by: average diluted common shares outstanding	556.9
Diluted earnings per common share, excluding the impact of the Series G Preferred Stock dividend	$ 7.46

in millions	Average for the Year Ended December 2011
Total shareholders' equity	$72,708
Preferred stock	(3,990)
Common shareholders' equity	68,718
Impact of the Series G Preferred Stock dividend	1,264
Common shareholders' equity, excluding the impact of the Series G Preferred Stock dividend	$69,982

3. Excluding the impact of the $465 million related to the U.K. bank payroll tax, the $550 million related to the SEC settlement and the $305 million impairment of our NYSE DMM rights, diluted earnings per common share were $15.22 and ROE was 13.1% for 2010. We believe that presenting our results for 2010 excluding the impact of these items is meaningful, as it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding these items are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. The tables below present the calculation of net earnings applicable to common shareholders, diluted earnings per common share and average common shareholders' equity excluding the impact of these items.

in millions, except per share amount	Year Ended December 2010
Net earnings applicable to common shareholders	$ 7,713
Impact of the U.K. bank payroll tax	465
Pre-tax impact of the SEC settlement	550
Tax impact of the SEC settlement	(6)
Pre-tax impact of the NYSE DMM rights impairment	305
Tax impact of the NYSE DMM rights impairment	(118)
Net earnings applicable to common shareholders, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment	8,909
Divided by: average diluted common shares outstanding	585.3
Diluted earnings per common share, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment	$ 15.22

in millions	Average for the Year Ended December 2010
Total shareholders' equity	$74,257
Preferred stock	(6,957)
Common shareholders' equity	67,300
Impact of the U.K. bank payroll tax	359
Impact of the SEC settlement	293
Impact of the NYSE DMM rights impairment	14
Common shareholders' equity, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment	$67,966

Net Revenues

2012 versus 2011. Net revenues on the consolidated statements of earnings were $34.16 billion for 2012, 19% higher than 2011, reflecting significantly higher other principal transactions revenues, as well as higher market-making revenues, investment banking revenues and investment management revenues compared with 2011. These increases were partially offset by significantly lower net interest income and lower commissions and fees compared with 2011.

2011 versus 2010. Net revenues on the consolidated statements of earnings were $28.81 billion for 2011, 26% lower than 2010, reflecting significantly lower other principal transactions revenues and market-making revenues, as well as lower investment banking revenues and net interest income. These decreases were partially offset by higher commissions and fees compared with 2010. Investment management revenues were essentially unchanged compared with 2010.

Non-interest Revenues

Investment banking

During 2012, investment banking revenues reflected an operating environment generally characterized by continued concerns about the outlook for the global economy and political uncertainty. These concerns weighed on investment banking activity, as completed mergers and acquisitions activity declined compared with 2011, and equity and equity-related underwriting activity remained low, particularly in initial public offerings. However, industry-wide debt underwriting activity improved compared with 2011, as credit spreads tightened and interest rates remained low. If macroeconomic concerns continue and result in lower levels of client activity, investment banking revenues would likely be negatively impacted.

2012 versus 2011. Investment banking revenues on the consolidated statements of earnings were $4.94 billion for 2012, 13% higher than 2011, reflecting significantly higher revenues in our underwriting business, due to strong revenues in debt underwriting. Revenues in debt underwriting were significantly higher compared with 2011, primarily reflecting higher revenues from investment-grade and leveraged finance activity. Revenues in equity underwriting were lower compared with 2011, primarily reflecting a decline in industry-wide initial public offerings. Revenues in financial advisory were essentially unchanged compared with 2011.

2011 versus 2010. Investment banking revenues on the consolidated statements of earnings were $4.36 billion for 2011, 9% lower than 2010, primarily reflecting lower revenues in our underwriting business. Revenues in equity underwriting were significantly lower than 2010, principally due to a decline in industry-wide activity. Revenues in debt underwriting were essentially unchanged compared with 2010. Revenues in financial advisory decreased slightly compared with 2010.

Investment management

During 2012, investment management revenues reflected an operating environment generally characterized by improved asset prices, resulting in appreciation in the value of client assets. However, the mix of assets under supervision has shifted slightly from asset classes that typically generate higher fees to asset classes that typically generate lower fees compared with 2011. In the future, if asset prices were to decline, or investors continue to favor asset classes that typically generate lower fees or investors continue to withdraw their assets, investment management revenues would likely be negatively impacted. In addition, continued concerns about the global economic outlook could result in downward pressure on assets under supervision.

2012 versus 2011. Investment management revenues on the consolidated statements of earnings were $4.97 billion for 2012, 6% higher compared with 2011, due to significantly higher incentive fees, partially offset by slightly lower management and other fees.

2011 versus 2010. Investment management revenues on the consolidated statements of earnings were $4.69 billion for 2011, essentially unchanged compared with 2010, primarily due to higher management and other fees, reflecting favorable changes in the mix of assets under management, offset by lower incentive fees.

Commissions and fees

Although global equity prices increased during 2012, commissions and fees reflected an operating environment characterized by lower market volumes primarily due to lower volatility levels, concerns about the outlook for the global economy and continued political uncertainty. If macroeconomic concerns continue and result in lower market volumes, commissions and fees would likely continue to be negatively impacted.

2012 versus 2011. Commissions and fees on the consolidated statements of earnings were $3.16 billion for 2012, 16% lower than 2011, reflecting lower market volumes.

2011 versus 2010. Commissions and fees on the consolidated statements of earnings were $3.77 billion for 2011, 6% higher than 2010, primarily reflecting higher market volumes, particularly during the third quarter of 2011.

Market making

During 2012, market-making revenues reflected an operating environment generally characterized by continued broad market concerns and uncertainties, although positive developments helped to improve market conditions. These developments included certain central bank actions to ease monetary policy and address funding risks for European financial institutions. In addition, the U.S. economy posted stable to improving economic data, including favorable developments in unemployment and housing. These improvements resulted in tighter credit spreads, higher global equity prices and lower levels of volatility. However, concerns about the outlook for the global economy and continued political uncertainty, particularly the political debate in the United States surrounding the fiscal cliff, generally resulted in client risk aversion and lower activity levels. Also, uncertainty over financial regulatory reform persisted. If these concerns and uncertainties continue over the long term, market-making revenues would likely be negatively impacted.

2012 versus 2011. Market-making revenues on the consolidated statements of earnings were $11.35 billion for 2012, 22% higher than 2011, primarily reflecting significantly higher revenues in mortgages and higher revenues in interest rate products, credit products and equity cash products, partially offset by significantly lower revenues in commodities. In addition, market-making revenues included significantly higher revenues in securities services compared with 2011, reflecting a gain of approximately $500 million on the sale of our hedge fund administration business.

2011 versus 2010. Market-making revenues on the consolidated statements of earnings were $9.29 billion for 2011, 32% lower than 2010. Although activity levels during 2011 were generally consistent with 2010 levels, and results were solid during the first quarter of 2011, the environment during the remainder of 2011 was characterized by broad market concerns and uncertainty, resulting in volatile markets and significantly wider credit spreads, which contributed to difficult market-making conditions and led to reductions in risk by us and our clients. As a result of these conditions, revenues across most of our major market-making activities were lower during 2011 compared with 2010.

Other principal transactions

During 2012, other principal transactions revenues reflected an operating environment characterized by tighter credit spreads and an increase in global equity prices. However, concerns about the outlook for the global economy and uncertainty over financial regulatory reform persisted. If equity markets decline or credit spreads widen, other principal transactions revenues would likely be negatively impacted.

2012 versus 2011. Other principal transactions revenues on the consolidated statements of earnings were $5.87 billion and $1.51 billion for 2012 and 2011, respectively. Results for 2012 included a gain from our investment in the ordinary shares of ICBC, net gains from other investments in equities, primarily in private equities, net gains from debt securities and loans, and revenues related to our consolidated investment entities.

2011 versus 2010. Other principal transactions revenues on the consolidated statements of earnings were $1.51 billion and $6.93 billion for 2011 and 2010, respectively. Results for 2011 included a loss from our investment in the ordinary shares of ICBC and net gains from other investments in equities, primarily in private equities, partially offset by losses from public equities. In addition, revenues in other principal transactions included net losses from debt securities and loans, primarily reflecting approximately $1 billion of unrealized losses related to relationship lending activities, including the effect of hedges, partially offset by net gains from other debt securities and loans. Results for 2011 also included revenues related to our consolidated investment entities. Results for 2010 included a gain from our investment in the ordinary shares of ICBC, net gains from other investments in equities, net gains from debt securities and loans, and revenues related to consolidated investment entities.

Net Interest Income

2012 versus 2011. Net interest income on the consolidated statements of earnings was $3.88 billion for 2012, 25% lower than 2011. The decrease compared with 2011 was primarily due to lower average yields on financial instruments owned, at fair value, and collateralized agreements.

2011 versus 2010. Net interest income on the consolidated statements of earnings was $5.19 billion for 2011, 6% lower than 2010. The decrease compared with 2010 was primarily due to higher interest expense related to our long-term borrowings and higher dividend expense related to financial instruments sold, but not yet purchased, partially offset by an increase in interest income from higher yielding collateralized agreements.

Operating Expenses

Our operating expenses are primarily influenced by compensation, headcount and levels of business activity. Compensation and benefits includes salaries, discretionary compensation, amortization of equity awards and other items such as benefits. Discretionary compensation is significantly impacted by, among other factors, the level of net revenues, overall financial performance, prevailing labor markets, business mix, the structure of our share-based compensation programs and the external environment.

In the context of more difficult economic and financial conditions, the firm launched an initiative during the second quarter of 2011 to identify areas where we can operate more efficiently and reduce our operating expenses. During 2012 and 2011, we announced targeted annual run rate compensation and non-compensation reductions of approximately $1.9 billion in aggregate.

The table below presents our operating expenses and total staff.

	Year Ended December		
$ in millions	**2012**	2011	2010
Compensation and benefits	**$12,944**	$12,223	$15,376
U.K. bank payroll tax	**—**	—	465
Brokerage, clearing, exchange and distribution fees	**2,208**	2,463	2,281
Market development	**509**	640	530
Communications and technology	**782**	828	758
Depreciation and amortization	**1,738**	1,865	1,889
Occupancy	**875**	1,030	1,086
Professional fees	**867**	992	927
Insurance reserves [1]	**598**	529	398
Other expenses	**2,435**	2,072	2,559
Total non-compensation expenses	**10,012**	10,419	10,428
Total operating expenses	**$22,956**	$22,642	$26,269
Total staff at period-end [2]	**32,400**	33,300	35,700

1. Related revenues are included in "Market making" on the consolidated statements of earnings.

2. Includes employees, consultants and temporary staff.

2012 versus 2011. Operating expenses on the consolidated statements of earnings were $22.96 billion for 2012, essentially unchanged compared with 2011. Compensation and benefits expenses on the consolidated statements of earnings were $12.94 billion for 2012, 6% higher compared with $12.22 billion for 2011. The ratio of compensation and benefits to net revenues for 2012 was 37.9%, compared with 42.4% for 2011. Total staff decreased 3% during 2012.

Non-compensation expenses on the consolidated statements of earnings were $10.01 billion for 2012, 4% lower compared with 2011. The decrease compared with 2011 primarily reflected the impact of expense reduction initiatives, lower brokerage, clearing, exchange and distribution fees, lower occupancy expenses and lower impairment charges. These decreases were partially offset by higher other expenses and increased reserves related to our reinsurance business. The increase in other expenses compared with 2011 primarily reflected higher net provisions for litigation and regulatory proceedings and higher charitable contributions. Net provisions for litigation and regulatory proceedings were $448 million during 2012 (including a settlement with the Board of Governors of the Federal Reserve System (Federal Reserve Board) regarding the independent foreclosure review). Charitable contributions were $225 million during 2012, including $159 million to Goldman Sachs Gives, our donor-advised fund, and $10 million to The Goldman Sachs Foundation. Compensation was reduced to fund the charitable contribution to Goldman Sachs Gives. The firm asks its participating managing directors to make recommendations regarding potential charitable recipients for this contribution.

2011 versus 2010. Operating expenses on the consolidated statements of earnings were $22.64 billion for 2011, 14% lower than 2010. Compensation and benefits expenses on the consolidated statements of earnings were $12.22 billion for 2011, a 21% decline compared with $15.38 billion for 2010. The ratio of compensation and benefits to net revenues for 2011 was 42.4%, compared with 39.3% [1] (which excludes the impact of the U.K. bank payroll tax) for 2010. Operating expenses for 2010 included $465 million related to the U.K. bank payroll tax. Total staff decreased 7% during 2011.

Non-compensation expenses on the consolidated statements of earnings were $10.42 billion for 2011, essentially unchanged compared with 2010. Non-compensation expenses for 2011 included higher brokerage, clearing, exchange and distribution fees, increased reserves related to our reinsurance business and higher market development expenses compared with 2010. These increases were offset by lower other expenses during 2011. The decrease in other expenses primarily reflected lower net provisions for litigation and regulatory proceedings (2010 included $550 million related to a settlement with the SEC). In addition, non-compensation expenses during 2011 included impairment charges of approximately $440 million, primarily related to consolidated investments and Litton Loan Servicing LP. Charitable contributions were $163 million during 2011, including $78 million to Goldman Sachs Gives and $25 million to The Goldman Sachs Foundation. Compensation was reduced to fund the charitable contribution to Goldman Sachs Gives. The firm asks its participating managing directors to make recommendations regarding potential charitable recipients for this contribution.

1. We believe that presenting our ratio of compensation and benefits to net revenues excluding the impact of the $465 million U.K. bank payroll tax is meaningful, as excluding it increases the comparability of period-to-period results. The ratio of compensation and benefits to net revenues excluding the impact of this item is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. The table below presents the calculation of the ratio of compensation and benefits to net revenues including and excluding the impact of this item.

$ in millions	Year Ended December 2010
Compensation and benefits (which excludes the impact of the $465 million U.K. bank payroll tax)	$15,376
Ratio of compensation and benefits to net revenues	39.3%
Compensation and benefits, including the impact of the $465 million U.K. bank payroll tax	$15,841
Ratio of compensation and benefits to net revenues, including the impact of the $465 million U.K. bank payroll tax	40.5%

Provision for Taxes

The effective income tax rate for 2012 was 33.3%, up from 28.0% for 2011. The increase from 28.0% to 33.3% was primarily due to the earnings mix and a decrease in the impact of permanent benefits.

The effective income tax rate for 2011 was 28.0%, down from 35.2% for 2010. Excluding the impact of the $465 million U.K. bank payroll tax and the $550 million SEC settlement, substantially all of which was non-deductible, the effective income tax rate for 2010 was 32.7% [1]. The decrease from 32.7% to 28.0% was primarily due to an increase in permanent benefits as a percentage of earnings and the earnings mix.

1. We believe that presenting our effective income tax rate for 2010 excluding the impact of the U.K. bank payroll tax and the SEC settlement, substantially all of which was non-deductible, is meaningful as excluding these items increases the comparability of period-to-period results. The effective income tax rate excluding the impact of these items is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. The table below presents the calculation of the effective income tax rate excluding the impact of these amounts.

	Year Ended December 2010		
$ in millions	Pre-tax earnings	Provision for taxes	Effective income tax rate
As reported	$12,892	$4,538	35.2%
Add back:			
Impact of the U.K. bank payroll tax	465	—	
Impact of the SEC settlement	550	6	
As adjusted	$13,907	$4,544	32.7%

Segment Operating Results

The table below presents the net revenues, operating expenses and pre-tax earnings of our segments.

		Year Ended December		
in millions		**2012**	2011	2010
Investment Banking	Net revenues	**$ 4,926**	$ 4,355	$ 4,810
	Operating expenses	**3,330**	2,995	3,459
	Pre-tax earnings	**$ 1,596**	$ 1,360	$ 1,351
Institutional Client Services	Net revenues	**$18,124**	$17,280	$21,796
	Operating expenses	**12,480**	12,837	14,994
	Pre-tax earnings	**$ 5,644**	$ 4,443	$ 6,802
Investing & Lending	Net revenues	**$ 5,891**	$ 2,142	$ 7,541
	Operating expenses	**2,666**	2,673	3,361
	Pre-tax earnings/(loss)	**$ 3,225**	$ (531)	$ 4,180
Investment Management	Net revenues	**$ 5,222**	$ 5,034	$ 5,014
	Operating expenses	**4,294**	4,020	4,082
	Pre-tax earnings	**$ 928**	$ 1,014	$ 932
Total	**Net revenues**	**$34,163**	$28,811	$39,161
	Operating expenses	**22,956**	22,642	26,269
	Pre-tax earnings	**$11,207**	$ 6,169	$12,892

Total operating expenses in the table above include the following expenses that have not been allocated to our segments:

- charitable contributions of $169 million, $103 million and $345 million for the years ended December 2012, December 2011 and December 2010, respectively; and
- real estate-related exit costs of $17 million, $14 million and $28 million for the years ended December 2012, December 2011 and December 2010, respectively. Real estate-related exit costs are included in "Depreciation and amortization" and "Occupancy" in the consolidated statements of earnings.

Operating expenses related to net provisions for litigation and regulatory proceedings, previously not allocated to our segments, have now been allocated. This allocation is consistent with the manner in which management currently views the performance of our segments. Reclassifications have been made to previously reported segment amounts to conform to the current presentation.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 25 to the consolidated financial statements for further information about our business segments.

The cost drivers of Goldman Sachs taken as a whole — compensation, headcount and levels of business activity — are broadly similar in each of our business segments. Compensation and benefits expenses within our segments reflect, among other factors, the overall performance of Goldman Sachs as well as the performance of individual businesses. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments. A discussion of segment operating results follows.

Investment Banking

Our Investment Banking segment is comprised of:

Financial Advisory. Includes strategic advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and derivative transactions directly related to these client advisory assignments.

Underwriting. Includes public offerings and private placements, including domestic and cross-border transactions, of a wide range of securities, loans and other financial instruments, and derivative transactions directly related to these client underwriting activities.

The table below presents the operating results of our Investment Banking segment.

	Year Ended December		
in millions	2012	2011	2010
Financial Advisory	$1,975	$1,987	$2,062
Equity underwriting	987	1,085	1,462
Debt underwriting	1,964	1,283	1,286
Total Underwriting	2,951	2,368	2,748
Total net revenues	4,926	4,355	4,810
Operating expenses	3,330	2,995	3,459
Pre-tax earnings	$1,596	$1,360	$1,351

The table below presents our financial advisory and underwriting transaction volumes. [1]

	Year Ended December		
in billions	2012	2011	2010
Announced mergers and acquisitions	$707	$634	$500
Completed mergers and acquisitions	574	652	441
Equity and equity-related offerings [2]	57	55	67
Debt offerings [3]	236	206	234

1. Source: Thomson Reuters. Announced and completed mergers and acquisitions volumes are based on full credit to each of the advisors in a transaction. Equity and equity-related offerings and debt offerings are based on full credit for single book managers and equal credit for joint book managers. Transaction volumes may not be indicative of net revenues in a given period. In addition, transaction volumes for prior periods may vary from amounts previously reported due to the subsequent withdrawal or a change in the value of a transaction.

2. Includes Rule 144A and public common stock offerings, convertible offerings and rights offerings.

3. Includes non-convertible preferred stock, mortgage-backed securities, asset-backed securities and taxable municipal debt. Includes publicly registered and Rule 144A issues. Excludes leveraged loans.

2012 versus 2011. Net revenues in Investment Banking were $4.93 billion for 2012, 13% higher than 2011.

Net revenues in Financial Advisory were $1.98 billion, essentially unchanged compared with 2011. Net revenues in our Underwriting business were $2.95 billion, 25% higher than 2011, due to strong net revenues in debt underwriting. Net revenues in debt underwriting were significantly higher compared with 2011, primarily reflecting higher net revenues from investment-grade and leveraged finance activity. Net revenues in equity underwriting were lower compared with 2011, primarily reflecting a decline in industry-wide initial public offerings.

During 2012, Investment Banking operated in an environment generally characterized by continued concerns about the outlook for the global economy and political uncertainty. These concerns weighed on investment banking activity, as completed mergers and acquisitions activity declined compared with 2011, and equity and equity-related underwriting activity remained low, particularly in initial public offerings. However, industry-wide debt underwriting activity improved compared with 2011, as credit spreads tightened and interest rates remained low. If macroeconomic concerns continue and result in lower levels of client activity, net revenues in Investment Banking would likely be negatively impacted.

Our investment banking transaction backlog increased compared with the end of 2011. The increase compared with the end of 2011 was due to an increase in potential debt underwriting transactions, primarily reflecting an increase in leveraged finance transactions, and an increase in potential advisory transactions. These increases were partially offset by a decrease in potential equity underwriting transactions compared with the end of 2011, reflecting uncertainty in market conditions.

Our investment banking transaction backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not. We believe changes in our investment banking transaction backlog may be a useful indicator of client activity levels which, over the long term, impact our net revenues. However, the time frame for completion and corresponding revenue recognition of transactions in our backlog varies based on the nature of the assignment, as certain transactions may remain in our backlog for longer periods of time and others may enter and leave within the same reporting period. In addition, our transaction backlog is subject to certain limitations, such as assumptions about the likelihood that individual client transactions will occur in the future. Transactions may be cancelled or modified, and transactions not included in the estimate may also occur.

Operating expenses were $3.33 billion for 2012, 11% higher than 2011, due to increased compensation and benefits expenses, primarily resulting from higher net revenues. Pre-tax earnings were $1.60 billion in 2012, 17% higher than 2011.

2011 versus 2010. Net revenues in Investment Banking were $4.36 billion for 2011, 9% lower than 2010.

Net revenues in Financial Advisory were $1.99 billion, 4% lower than 2010. Net revenues in our Underwriting business were $2.37 billion, 14% lower than 2010, reflecting significantly lower net revenues in equity underwriting, principally due to a decline in industry-wide activity. Net revenues in debt underwriting were essentially unchanged compared with 2010.

Investment Banking operated in an environment generally characterized by significant declines in industry-wide underwriting and mergers and acquisitions activity levels during the second half of 2011. These declines reflected increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk, which contributed to a significant widening in credit spreads, a sharp increase in volatility levels and a significant decline in global equity markets during the second half of 2011.

Our investment banking transaction backlog increased compared with the end of 2010. The increase compared with the end of 2010 was due to an increase in potential equity underwriting transactions, primarily reflecting an increase in client mandates to underwrite initial public offerings. Estimated net revenues from potential debt underwriting transactions decreased slightly compared with the end of 2010. Estimated net revenues from potential advisory transactions were essentially unchanged compared with the end of 2010.

Operating expenses were $3.00 billion for 2011, 13% lower than 2010, due to decreased compensation and benefits expenses, primarily resulting from lower net revenues. Pre-tax earnings were $1.36 billion in 2011, essentially unchanged compared with 2010.

Institutional Client Services

Our Institutional Client Services segment is comprised of:

Fixed Income, Currency and Commodities Client Execution. Includes client execution activities related to making markets in interest rate products, credit products, mortgages, currencies and commodities.

We generate market-making revenues in these activities, in three ways:

- In large, highly liquid markets (such as markets for U.S. Treasury bills or certain mortgage pass-through certificates), we execute a high volume of transactions for our clients for modest spreads and fees.
- In less liquid markets (such as mid-cap corporate bonds, growth market currencies or certain non-agency mortgage-backed securities), we execute transactions for our clients for spreads and fees that are generally somewhat larger.
- We also structure and execute transactions involving customized or tailor-made products that address our clients' risk exposures, investment objectives or other complex needs (such as a jet fuel hedge for an airline).

Given the focus on the mortgage market, our mortgage activities are further described below.

Our activities in mortgages include commercial mortgage-related securities, loans and derivatives, residential mortgage-related securities, loans and derivatives (including U.S. government agency-issued collateralized mortgage obligations, other prime, subprime and Alt-A securities and loans), and other asset-backed securities, loans and derivatives.

We buy, hold and sell long and short mortgage positions, primarily for market making for our clients. Our inventory therefore changes based on client demands and is generally held for short-term periods.

See Notes 18 and 27 to the consolidated financial statements for information about exposure to mortgage repurchase requests, mortgage rescissions and mortgage-related litigation.

Equities. Includes client execution activities related to making markets in equity products, as well as commissions and fees from executing and clearing institutional client transactions on major stock, options and futures exchanges worldwide. Equities also includes our securities services business, which provides financing, securities lending and other prime brokerage services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and generates revenues primarily in the form of interest rate spreads or fees, and revenues related to our reinsurance activities.

The table below presents the operating results of our Institutional Client Services segment.

	Year Ended December		
in millions	**2012**	2011	2010
Fixed Income, Currency and Commodities Client Execution	**$ 9,914**	$ 9,018	$13,707
Equities client execution [1]	**3,171**	3,031	3,231
Commissions and fees	**3,053**	3,633	3,426
Securities services	**1,986**	1,598	1,432
Total Equities	**8,210**	8,262	8,089
Total net revenues	**18,124**	17,280	21,796
Operating expenses	**12,480**	12,837	14,994
Pre-tax earnings	**$ 5,644**	$ 4,443	$ 6,802

1. Includes net revenues related to reinsurance of $1.08 billion, $880 million and $827 million for the years ended December 2012, December 2011 and December 2010, respectively.

2012 versus 2011. Net revenues in Institutional Client Services were $18.12 billion for 2012, 5% higher than 2011.

Net revenues in Fixed Income, Currency and Commodities Client Execution were $9.91 billion for 2012, 10% higher than 2011. These results reflected strong net revenues in mortgages, which were significantly higher compared with 2011. In addition, net revenues in credit products and interest rate products were solid and higher compared with 2011. These increases were partially offset by significantly lower net revenues in commodities and slightly lower net revenues in currencies. Although broad market concerns persisted during 2012, Fixed Income, Currency and Commodities Client Execution operated in a generally improved environment characterized by tighter credit spreads and less challenging market-making conditions compared with 2011.

Net revenues in Equities were $8.21 billion for 2012, essentially unchanged compared with 2011. Net revenues in securities services were significantly higher compared with 2011, reflecting a gain of approximately $500 million on the sale of our hedge fund administration business. In addition, equities client execution net revenues were higher than 2011, primarily reflecting significantly higher results in cash products, principally due to increased levels of client activity. These increases were offset by lower commissions and fees, reflecting lower market volumes. During 2012, Equities operated in an environment generally characterized by an increase in global equity prices and lower volatility levels.

The net loss attributable to the impact of changes in our own credit spreads on borrowings for which the fair value option was elected was $714 million ($433 million and $281 million related to Fixed Income, Currency and Commodities Client Execution and equities client execution, respectively) for 2012, compared with a net gain of $596 million ($399 million and $197 million related to Fixed Income, Currency and Commodities Client Execution and equities client execution, respectively) for 2011.

During 2012, Institutional Client Services operated in an environment generally characterized by continued broad market concerns and uncertainties, although positive developments helped to improve market conditions. These developments included certain central bank actions to ease monetary policy and address funding risks for European financial institutions. In addition, the U.S. economy posted stable to improving economic data, including favorable developments in unemployment and housing. These improvements resulted in tighter credit spreads, higher global equity prices and lower levels of volatility. However, concerns about the outlook for the global economy and continued political uncertainty, particularly the political debate in the United States surrounding the fiscal cliff, generally resulted in client risk aversion and lower activity levels. Also, uncertainty over financial regulatory reform persisted. If these concerns and uncertainties continue over the long term, net revenues in Fixed Income, Currency and Commodities Client Execution and Equities would likely be negatively impacted.

Operating expenses were $12.48 billion for 2012, 3% lower than 2011, primarily due to lower brokerage, clearing, exchange and distribution fees, and lower impairment charges, partially offset by higher net provisions for litigation and regulatory proceedings. Pre-tax earnings were $5.64 billion in 2012, 27% higher than 2011.

2011 versus 2010. Net revenues in Institutional Client Services were $17.28 billion for 2011, 21% lower than 2010.

Net revenues in Fixed Income, Currency and Commodities Client Execution were $9.02 billion for 2011, 34% lower than 2010. Although activity levels during 2011 were generally consistent with 2010 levels, and results were solid during the first quarter of 2011, the environment during the remainder of 2011 was characterized by broad market concerns and uncertainty, resulting in volatile markets and significantly wider credit spreads, which contributed to difficult market-making conditions and led to reductions in risk by us and our clients. As a result of these conditions, net revenues across the franchise were lower, including significant declines in mortgages and credit products, compared with 2010.

Net revenues in Equities were $8.26 billion for 2011, 2% higher than 2010. During 2011, average volatility levels increased and equity prices in Europe and Asia declined significantly, particularly during the third quarter. The increase in net revenues reflected higher commissions and fees, primarily due to higher market volumes, particularly during the third quarter of 2011. In addition, net revenues in securities services increased compared with 2010, reflecting the impact of higher average customer balances. Equities client execution net revenues were lower than 2010, primarily reflecting significantly lower net revenues in shares.

The net gain attributable to the impact of changes in our own credit spreads on borrowings for which the fair value option was elected was $596 million ($399 million and $197 million related to Fixed Income, Currency and Commodities Client Execution and equities client execution, respectively) for 2011, compared with a net gain of $198 million ($188 million and $10 million related to Fixed Income, Currency and Commodities Client Execution and equities client execution, respectively) for 2010.

Institutional Client Services operated in an environment generally characterized by increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk, and its impact on the European banking system and global financial institutions. These conditions also impacted expectations for economic prospects in the United States and were reflected in equity and debt markets more broadly. In addition, the downgrade in credit ratings of the U.S. government and federal agencies and many financial institutions during the second half of 2011 contributed to further uncertainty in the markets. These concerns, as well as other broad market concerns, such as uncertainty over financial regulatory reform, continued to have a negative impact on our net revenues during 2011.

Operating expenses were $12.84 billion for 2011, 14% lower than 2010, due to decreased compensation and benefits expenses, primarily resulting from lower net revenues, lower net provisions for litigation and regulatory proceedings (2010 included $550 million related to a settlement with the SEC), the impact of the U.K. bank payroll tax during 2010, as well as an impairment of our NYSE DMM rights of $305 million during 2010. These decreases were partially offset by higher brokerage, clearing, exchange and distribution fees, principally reflecting higher transaction volumes in Equities. Pre-tax earnings were $4.44 billion in 2011, 35% lower than 2010.

Investing & Lending

Investing & Lending includes our investing activities and the origination of loans to provide financing to clients. These investments and loans are typically longer-term in nature. We make investments, directly and indirectly through funds that we manage, in debt securities and loans, public and private equity securities, real estate, consolidated investment entities and power generation facilities.

The table below presents the operating results of our Investing & Lending segment.

	Year Ended December		
in millions	**2012**	2011	2010
ICBC	**$ 408**	$ (517)	$ 747
Equity securities (excluding ICBC)	**2,392**	1,120	2,692
Debt securities and loans	**1,850**	96	2,597
Other	**1,241**	1,443	1,505
Total net revenues	**5,891**	2,142	7,541
Operating expenses	**2,666**	2,673	3,361
Pre-tax earnings/(loss)	**$3,225**	$ (531)	$4,180

2012 versus 2011. Net revenues in Investing & Lending were $5.89 billion and $2.14 billion for 2012 and 2011, respectively. During 2012, Investing & Lending net revenues were positively impacted by tighter credit spreads and an increase in global equity prices. Results for 2012 included a gain of $408 million from our investment in the ordinary shares of ICBC, net gains of $2.39 billion from other investments in equities, primarily in private equities, net gains and net interest income of $1.85 billion from debt securities and loans, and other net revenues of $1.24 billion, principally related to our consolidated investment entities. If equity markets decline or credit spreads widen, net revenues in Investing & Lending would likely be negatively impacted.

Operating expenses were $2.67 billion for 2012, essentially unchanged compared with 2011. Pre-tax earnings were $3.23 billion in 2012, compared with a pre-tax loss of $531 million in 2011.

2011 versus 2010. Net revenues in Investing & Lending were $2.14 billion and $7.54 billion for 2011 and 2010, respectively. During 2011, Investing & Lending results reflected an operating environment characterized by a significant decline in equity markets in Europe and Asia, and unfavorable credit markets that were negatively impacted by increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk. Results for 2011 included a loss of $517 million from our investment in the ordinary shares of ICBC and net gains of $1.12 billion from other investments in equities, primarily in private equities, partially offset by losses from public equities. In addition, Investing & Lending included net revenues of $96 million from debt securities and loans. This amount includes approximately $1 billion of unrealized losses related to relationship lending activities, including the effect of hedges, offset by net interest income and net gains from other debt securities and loans. Results for 2011 also included other net revenues of $1.44 billion, principally related to our consolidated investment entities.

Results for 2010 included a gain of $747 million from our investment in the ordinary shares of ICBC, a net gain of $2.69 billion from other investments in equities, a net gain of $2.60 billion from debt securities and loans and other net revenues of $1.51 billion, principally related to our consolidated investment entities. The net gain from other investments in equities was primarily driven by an increase in global equity markets, which resulted in appreciation of both our public and private equity positions and provided favorable conditions for initial public offerings. The net gains and net interest from debt securities and loans primarily reflected the impact of tighter credit spreads and favorable credit markets during the year, which provided favorable conditions for borrowers to refinance.

Operating expenses were $2.67 billion for 2011, 20% lower than 2010, due to decreased compensation and benefits expenses, primarily resulting from lower net revenues. This decrease was partially offset by the impact of impairment charges related to consolidated investments during 2011. Pre-tax loss was $531 million in 2011, compared with pre-tax earnings of $4.18 billion in 2010.

Investment Management

Investment Management provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. Investment Management also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Assets under supervision include assets under management and other client assets. Assets under management include client assets where we earn a fee for managing assets on a discretionary basis. This includes net assets in our mutual funds, hedge funds, credit funds and private equity funds (including real estate funds), and separately managed accounts for institutional and individual investors. Other client assets include client assets invested with third-party managers, private bank deposits and assets related to advisory relationships where we earn a fee for advisory and other services, but do not have discretion over the assets. Assets under supervision do not include the self-directed brokerage accounts of our clients.

Assets under management and other client assets typically generate fees as a percentage of net asset value, which vary by asset class and are affected by investment performance as well as asset inflows and redemptions.

In certain circumstances, we are also entitled to receive incentive fees based on a percentage of a fund's return or when the return exceeds a specified benchmark or other performance targets. Incentive fees are recognized only when all material contingencies are resolved.

The table below presents the operating results of our Investment Management segment.

	Year Ended December		
in millions	**2012**	2011	2010
Management and other fees	**$4,105**	$4,188	$3,956
Incentive fees	**701**	323	527
Transaction revenues	**416**	523	531
Total net revenues	**5,222**	5,034	5,014
Operating expenses	**4,294**	4,020	4,082
Pre-tax earnings	**$ 928**	$1,014	$ 932

The tables below present our assets under supervision, including assets under management by asset class and other client assets, as well as a summary of the changes in our assets under supervision.

in billions	As of December 31, 2012	2011	2010
Alternative investments [1]	**$133**	$142	$148
Equity	**133**	126	144
Fixed income	**370**	340	340
Total non-money market assets	**636**	608	632
Money markets	**218**	220	208
Total assets under management (AUM)	**854**	828	840
Other client assets	**111**	67	77
Total assets under supervision (AUS)	**$965**	$895	$917

1. Primarily includes hedge funds, credit funds, private equity, real estate, currencies, commodities and asset allocation strategies.

in billions	Year Ended December 31, 2012	2011	2010
Balance, beginning of year	**$895**	$917	$955
Net inflows/(outflows)			
Alternative investments	**(11)**	(5)	(1)
Equity	**(13)**	(9)	(21)
Fixed income	**8**	(15)	7
Total non-money market net inflows/(outflows)	**(16)**	(29)	(15)
Money markets	**(2)**	12	(56)
Total AUM net inflows/(outflows)	**(18)**	(17) [2]	(71)
Other client assets net inflows/(outflows)	**39**	(10)	(7)
Total AUS net inflows/(outflows)	**21** [1]	(27)	(78)
Net market appreciation/(depreciation)			
AUM	**44**	5	40
Other client assets	**5**	—	—
Total AUS net market appreciation/(depreciation)	**49**	5	40
Balance, end of year	**$965**	$895	$917

1. Includes $34 billion of fixed income asset inflows in connection with our acquisition of Dwight Asset Management, including $17 billion in assets under management and $17 billion in other client assets, and $5 billion of fixed income and equity asset outflows in connection with our liquidation of Goldman Sachs Asset Management Korea, all related to assets under management.

2. Includes $6 billion of asset inflows across all asset classes in connection with our acquisitions of Goldman Sachs Australia Pty Ltd and Benchmark Asset Management Company Private Limited.

2012 versus 2011. Net revenues in Investment Management were $5.22 billion for 2012, 4% higher than 2011, due to significantly higher incentive fees, partially offset by lower transaction revenues and slightly lower management and other fees. During the year, assets under supervision increased $70 billion to $965 billion. Assets under management increased $26 billion to $854 billion, reflecting net market appreciation of $44 billion, primarily in fixed income and equity assets, partially offset by net outflows of $18 billion. Net outflows in assets under management included outflows in equity, alternative investment and money market assets, partially offset by inflows in fixed income assets. Other client assets increased $44 billion to $111 billion, primarily due to net inflows, principally in client assets invested with third-party managers and assets related to advisory relationships.

During 2012, Investment Management operated in an environment generally characterized by improved asset prices, resulting in appreciation in the value of client assets. However, the mix of assets under supervision has shifted slightly from asset classes that typically generate higher fees to asset classes that typically generate lower fees compared with 2011. In the future, if asset prices were to decline, or investors continue to favor asset classes that typically generate lower fees or investors continue to withdraw their assets, net revenues in Investment Management would likely be negatively impacted. In addition, continued concerns about the global economic outlook could result in downward pressure on assets under supervision.

Operating expenses were $4.29 billion for 2012, 7% higher than 2011, due to increased compensation and benefits expenses. Pre-tax earnings were $928 million in 2012, 8% lower than 2011.

2011 versus 2010. Net revenues in Investment Management were $5.03 billion for 2011, essentially unchanged compared with 2010, primarily due to higher management and other fees, reflecting favorable changes in the mix of assets under management, offset by lower incentive fees. During 2011, assets under supervision decreased $22 billion to $895 billion. Assets under management decreased $12 billion to $828 billion, reflecting net outflows of $17 billion, partially offset by net market appreciation of $5 billion. Net outflows in assets under management primarily reflected outflows in fixed income and equity assets, partially offset by inflows in money market assets. Other client assets decreased $10 billion to $67 billion, primarily due to net outflows, principally in client assets invested with third-party managers in money market funds.

During the first half of 2011, Investment Management operated in an environment generally characterized by improved asset prices and a shift in investor assets away from money markets in favor of asset classes with potentially higher risk and returns. However, during the second half of 2011, asset prices declined, particularly in equities, in part driven by increased uncertainty regarding the global economic outlook. Declining asset prices and economic uncertainty contributed to investors shifting assets away from asset classes with potentially higher risk and returns to asset classes with lower risk and returns.

Operating expenses were $4.02 billion for 2011, 2% lower than 2010. Pre-tax earnings were $1.01 billion in 2011, 9% higher than 2010.

Geographic Data

See Note 25 to the consolidated financial statements for a summary of our total net revenues, pre-tax earnings and net earnings by geographic region.

Regulatory Developments

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), enacted in July 2010, significantly altered the financial regulatory regime within which we operate. The implications of the Dodd-Frank Act for our businesses will depend to a large extent on the rules that will be adopted by the Federal Reserve Board, the Federal Deposit Insurance Corporation (FDIC), the SEC, the U.S. Commodity Futures Trading Commission (CFTC) and other agencies to implement the legislation, as well as the development of market practices and structures under the regime established by the legislation and the implementing rules. Other reforms have been adopted or are being considered by other regulators and policy makers worldwide and these reforms may affect our businesses. We expect that the principal areas of impact from regulatory reform for us will be:

- the Dodd-Frank prohibition on "proprietary trading" and the limitation on the sponsorship of, and investment in, hedge funds and private equity funds by banking entities, including bank holding companies, referred to as the "Volcker Rule";
- increased regulation of and restrictions on over-the-counter (OTC) derivatives markets and transactions; and
- increased regulatory capital requirements.

In October 2011, the proposed rules to implement the Volcker Rule were issued and included an extensive request for comments on the proposal. The proposed rules are highly complex, and many aspects of the Volcker Rule remain unclear. The full impact of the rule on us will depend upon the detailed scope of the prohibitions, permitted activities, exceptions and exclusions, and will not be known with certainty until the rules are finalized and market practices and structures develop under the final rules. Currently, companies are expected to be required to be in compliance by July 2014 (subject to possible extensions).

While many aspects of the Volcker Rule remain unclear, we evaluated the prohibition on "proprietary trading" and determined that businesses that engage in "bright line" proprietary trading are most likely to be prohibited. In 2011 and 2010, we liquidated substantially all of our Principal Strategies and Global Macro Proprietary trading positions.

In addition, we have evaluated the limitations on sponsorship of, and investments in, hedge funds and private equity funds. The firm earns management fees and incentive fees for investment management services from hedge funds and private equity funds, which are included in our Investment Management segment. The firm also makes investments in funds, and the gains and losses from these investments are included in our Investing & Lending segment; these gains and losses will be impacted by the Volcker Rule. The Volcker Rule limitation on investments in hedge funds and private equity funds requires the firm to reduce its investment in each hedge fund and private equity fund to 3% or less of the fund's net asset value, and to reduce the firm's aggregate investment in all such funds to 3% or less of the firm's Tier 1 capital. The firm's aggregate net revenues from its investments in hedge funds and private equity funds were not material to the firm's aggregate total net revenues over the period from 1999 through 2012. We continue to manage our existing private equity funds, taking into account the transition periods under the Volcker Rule. With respect to our hedge funds, we currently plan to comply with the Volcker Rule by redeeming certain of our interests in the funds. Since March 2012, we have been redeeming up to approximately 10% of certain hedge funds' total redeemable units per quarter, and expect to continue to do so through June 2014. We redeemed approximately $1.06 billion of these interests in hedge funds during the year ended December 2012. In addition, we have limited the firm's initial investment to 3% for certain new investments in hedge funds and private equity funds.

As required by the Dodd-Frank Act, the Federal Reserve Board and FDIC have jointly issued a rule requiring each bank holding company with over $50 billion in assets and each designated systemically important financial institution to provide to regulators an annual plan for its rapid and orderly resolution in the event of material financial distress or failure (resolution plan). Our resolution plan must, among other things, demonstrate that Goldman Sachs Bank USA (GS Bank USA) is adequately protected from risks arising from our other entities. The regulators' joint rule sets specific standards for the resolution plans, including requiring a detailed resolution strategy and analyses of the company's material entities, organizational structure, interconnections and interdependencies, and management information systems, among other elements. We submitted our resolution plan to the regulators on June 29, 2012. GS Bank USA also submitted its resolution plan on June 29, 2012, as required by the FDIC.

In September 2011, the SEC proposed rules to implement the Dodd-Frank Act's prohibition against securitization participants' engaging in any transaction that would involve or result in any material conflict of interest with an investor in a securitization transaction. The proposed rules would except bona fide market-making activities and risk-mitigating hedging activities in connection with securitization activities from the general prohibition. We will also be affected by rules to be adopted by federal agencies pursuant to the Dodd-Frank Act that require any person who organizes or initiates an asset-backed security transaction to retain a portion (generally, at least five percent) of any credit risk that the person conveys to a third party.

In December 2011, the Federal Reserve Board proposed regulations designed to strengthen the regulation and supervision of large bank holding companies and systemically important nonbank financial institutions. These proposals address, among other things, risk-based capital and leverage requirements, liquidity requirements, overall risk management requirements, single counterparty limits and early remediation requirements that are designed to address financial weakness at an early stage. Although many of the proposals mirror initiatives to which bank holding companies are already subject, their full impact on the firm will not be known with certainty until the rules are finalized and market practices and structures develop under the final rules. In addition, in October 2012, the Federal Reserve Board issued final rules for stress testing requirements for certain bank holding companies, including the firm. See "Equity Capital" below for further information about our Comprehensive Capital Analysis and Review (CCAR).

The Dodd-Frank Act also contains provisions that include (i) requiring the registration of all swap dealers and major swap participants with the CFTC and of security-based swap dealers and major security-based swap participants with the SEC, the clearing and execution of certain swaps and security-based swaps through central counterparties, regulated exchanges or electronic facilities and real-time public and regulatory reporting of trade information, (ii) placing new business conduct standards and other requirements on swap dealers, major swap participants, security-based swap dealers and major security-based swap participants, covering their relationships with counterparties, their internal oversight and compliance structures, conflict of interest rules, internal information barriers, general and trade-specific record-keeping and risk management, (iii) establishing mandatory margin requirements for trades that are not cleared through a central counterparty, (iv) position limits that cap exposure to derivatives on certain physical commodities and (v) entity-level capital requirements for swap dealers, major swap participants, security-based swap dealers and major security-based swap participants.

The CFTC is responsible for issuing rules relating to swaps, swap dealers and major swap participants, and the SEC is responsible for issuing rules relating to security-based swaps, security-based swap dealers and major security-based swap participants. Although the CFTC has not yet finalized its capital regulations, certain of the requirements, including registration of swap dealers and real-time public trade reporting, have taken effect already under CFTC rules, and the SEC and the CFTC have finalized the definitions of a number of key terms. The CFTC has finalized a number of other implementing rules and laid out a series of implementation deadlines in 2013, covering rules for business conduct standards for swap dealers and clearing requirements.

The SEC has proposed rules to impose margin, capital and segregation requirements for security-based swap dealers and major security-based swap participants. The SEC has also proposed rules relating to registration of security-based swap dealers and major security-based swap participants, trade reporting and real-time reporting, and business conduct requirements for security-based swap dealers and major security-based swap participants.

We have registered certain subsidiaries as "swap dealers" under the CFTC rules, including Goldman, Sachs & Co. (GS&Co.), GS Bank USA, Goldman Sachs International (GSI) and J. Aron & Company. We expect that these entities, and our businesses more broadly, will be subject to significant and developing regulation and regulatory oversight in connection with swap-related activities. Similar regulations have been proposed or adopted in jurisdictions outside the United States and, in July 2012 and February 2013, the Basel Committee and the International Organization of Securities Commissions released consultative documents proposing margin requirements for non-centrally-cleared derivatives. The full impact of the various U.S. and non-U.S. regulatory developments in this area will not be known with certainty until the rules are implemented and market practices and structures develop under the final rules.

The Dodd-Frank Act also establishes the Consumer Financial Protection Bureau, which has broad authority to regulate providers of credit, payment and other consumer financial products and services, and has oversight over certain of our products and services.

See Note 20 to the consolidated financial statements for additional information about regulatory developments as they relate to our regulatory capital ratios.

See "Business — Regulation" in Part I, Item 1 of our Annual Report on Form 10-K for more information on the laws, rules and regulations and proposed laws, rules and regulations that apply to us and our operations.

Balance Sheet and Funding Sources

Balance Sheet Management

One of our most important risk management disciplines is our ability to manage the size and composition of our balance sheet. While our asset base changes due to client activity, market fluctuations and business opportunities, the size and composition of our balance sheet reflect (i) our overall risk tolerance, (ii) our ability to access stable funding sources and (iii) the amount of equity capital we hold.

Although our balance sheet fluctuates on a day-to-day basis, our total assets and adjusted assets at quarterly and year-end dates are generally not materially different from those occurring within our reporting periods.

In order to ensure appropriate risk management, we seek to maintain a liquid balance sheet and have processes in place to dynamically manage our assets and liabilities which include:

- quarterly planning;
- business-specific limits;
- monitoring of key metrics; and
- scenario analyses.

Quarterly Planning. We prepare a quarterly balance sheet plan that combines our projected total assets and composition of assets with our expected funding sources and capital levels for the upcoming quarter. The objectives of this quarterly planning process are:

- to develop our near-term balance sheet projections, taking into account the general state of the financial markets and expected business activity levels;
- to ensure that our projected assets are supported by an adequate amount and tenor of funding and that our projected capital and liquidity metrics are within management guidelines and regulatory requirements; and
- to allow business risk managers and managers from our independent control and support functions to objectively evaluate balance sheet limit requests from business managers in the context of the firm's overall balance sheet constraints. These constraints include the firm's liability profile and equity capital levels, maturities and plans for new debt and equity issuances, share repurchases, deposit trends and secured funding transactions.

To prepare our quarterly balance sheet plan, business risk managers and managers from our independent control and support functions meet with business managers to review current and prior period metrics and discuss expectations for the upcoming quarter. The specific metrics reviewed include asset and liability size and composition, aged inventory, limit utilization, risk and performance measures, and capital usage.

Our consolidated quarterly plan, including our balance sheet plans by business, funding and capital projections, and projected capital and liquidity metrics, is reviewed by the Firmwide Finance Committee. See "Overview and Structure of Risk Management" for an overview of our risk management structure.

Business-Specific Limits. The Firmwide Finance Committee sets asset and liability limits for each business and aged inventory limits for certain financial instruments as a disincentive to hold inventory over longer periods of time. These limits are set at levels which are close to actual operating levels in order to ensure prompt escalation and discussion among business managers and managers in our independent control and support functions on a routine basis. The Firmwide Finance Committee reviews and approves balance sheet limits on a quarterly basis and may also approve changes in limits on an ad hoc basis in response to changing business needs or market conditions.

Monitoring of Key Metrics. We monitor key balance sheet metrics daily both by business and on a consolidated basis, including asset and liability size and composition, aged inventory, limit utilization, risk measures and capital usage. We allocate assets to businesses and review and analyze movements resulting from new business activity as well as market fluctuations.

Scenario Analyses. We conduct scenario analyses to determine how we would manage the size and composition of our balance sheet and maintain appropriate funding, liquidity and capital positions in a variety of situations:

- These scenarios cover short-term and long-term time horizons using various macro-economic and firm-specific assumptions. We use these analyses to assist us in developing longer-term funding plans, including the level of unsecured debt issuances, the size of our secured funding program and the amount and composition of our equity capital. We also consider any potential future constraints, such as limits on our ability to grow our asset base in the absence of appropriate funding.
- Through our Internal Capital Adequacy Assessment Process (ICAAP), CCAR, the stress tests we are required to conduct under the Dodd-Frank Act, and our resolution and recovery planning, we further analyze how we would manage our balance sheet and risks through the duration of a severe crisis and we develop plans to access funding, generate liquidity, and/or redeploy or issue equity capital, as appropriate.

Balance Sheet Allocation

In addition to preparing our consolidated statements of financial condition in accordance with U.S. GAAP, we prepare a balance sheet that generally allocates assets to our businesses, which is a non-GAAP presentation and may not be comparable to similar non-GAAP presentations used by other companies. We believe that presenting our assets on this basis is meaningful because it is consistent with the way management views and manages risks associated with the firm's assets and better enables investors to assess the liquidity of the firm's assets. The table below presents a summary of this balance sheet allocation.

	As of December	
in millions	**2012**	2011
Excess liquidity (Global Core Excess)	**$174,622**	$171,581
Other cash	**6,839**	7,888
Excess liquidity and cash	**181,461**	179,469
Secured client financing	**229,442**	283,707
Inventory	**318,323**	273,640
Secured financing agreements	**76,277**	71,103
Receivables	**36,273**	35,769
Institutional Client Services	**430,873**	380,512
ICBC [1]	**2,082**	4,713
Equity (excluding ICBC)	**21,267**	23,041
Debt	**25,386**	23,311
Receivables and other	**8,421**	5,320
Investing & Lending	**57,156**	56,385
Total inventory and related assets	**488,029**	436,897
Other assets [2]	**39,623**	23,152
Total assets	**$938,555**	$923,225

1. In January 2013, we sold approximately 45% of our ordinary shares of ICBC.
2. Includes assets related to our reinsurance business classified as held for sale as of December 2012. See Note 12 to the consolidated financial statements for further information.

The following is a description of the captions in the table above.

Excess Liquidity and Cash. We maintain substantial excess liquidity to meet a broad range of potential cash outflows and collateral needs in the event of a stressed environment. See "Liquidity Risk Management" below for details on the composition and sizing of our excess liquidity pool or "Global Core Excess" (GCE). In addition to our excess liquidity, we maintain other operating cash balances, primarily for use in specific currencies, entities, or jurisdictions where we do not have immediate access to parent company liquidity.

Secured Client Financing. We provide collateralized financing for client positions, including margin loans secured by client collateral, securities borrowed, and resale agreements primarily collateralized by government obligations. As a result of client activities, we are required to segregate cash and securities to satisfy regulatory requirements. Our secured client financing arrangements, which are generally short-term, are accounted for at fair value or at amounts that approximate fair value, and include daily margin requirements to mitigate counterparty credit risk.

Institutional Client Services. In Institutional Client Services, we maintain inventory positions to facilitate market-making in fixed income, equity, currency and commodity products. Additionally, as part of client market-making activities, we enter into resale or securities borrowing arrangements to obtain securities which we can use to cover transactions in which we or our clients have sold securities that have not yet been purchased. The receivables in Institutional Client Services primarily relate to securities transactions.

Investing & Lending. In Investing & Lending, we make investments and originate loans to provide financing to clients. These investments and loans are typically longer-term in nature. We make investments, directly and indirectly through funds that we manage, in debt securities, loans, public and private equity securities, real estate and other investments.

Other Assets. Other assets are generally less liquid, non-financial assets, including property, leasehold improvements and equipment, goodwill and identifiable intangible assets, income tax-related receivables, equity-method investments, assets classified as held for sale and miscellaneous receivables.

The tables below present the reconciliation of this balance sheet allocation to our U.S. GAAP balance sheet. In the tables below, total assets for Institutional Client Services and Investing & Lending represent the inventory and related assets. These amounts differ from total assets by business segment disclosed in Note 25 to the consolidated financial statements because total assets disclosed in Note 25 include allocations of our excess liquidity and cash, secured client financing and other assets.

	As of December 2012					
in millions	Excess Liquidity and Cash [1]	Secured Client Financing	Institutional Client Services	Investing & Lending	Other Assets	Total Assets
Cash and cash equivalents	$ 72,669	$ —	$ —	$ —	$ —	$ 72,669
Cash and securities segregated for regulatory and other purposes	—	49,671	—	—	—	49,671
Securities purchased under agreements to resell and federal funds sold	28,018	84,064	28,960	292	—	141,334
Securities borrowed	41,699	47,877	47,317	—	—	136,893
Receivables from brokers, dealers and clearing organizations	—	4,400	14,044	36	—	18,480
Receivables from customers and counterparties	—	43,430	22,229	7,215	—	72,874
Financial instruments owned, at fair value	39,075	—	318,323	49,613	—	407,011
Other assets	—	—	—	—	39,623	39,623
Total assets	**$181,461**	**$229,442**	**$430,873**	**$57,156**	**$39,623**	**$938,555**

	As of December 2011					
in millions	Excess Liquidity and Cash [1]	Secured Client Financing	Institutional Client Services	Investing & Lending	Other Assets	Total Assets
Cash and cash equivalents	$ 56,008	$ —	$ —	$ —	$ —	$ 56,008
Cash and securities segregated for regulatory and other purposes	—	64,264	—	—	—	64,264
Securities purchased under agreements to resell and federal funds sold	70,220	98,445	18,671	453	—	187,789
Securities borrowed	14,919	85,990	52,432	—	—	153,341
Receivables from brokers, dealers and clearing organizations	—	3,252	10,612	340	—	14,204
Receivables from customers and counterparties	—	31,756	25,157	3,348	—	60,261
Financial instruments owned, at fair value	38,322	—	273,640	52,244	—	364,206
Other assets	—	—	—	—	23,152	23,152
Total assets	$179,469	$283,707	$380,512	$56,385	$23,152	$923,225

1. Includes unencumbered cash, U.S. government and federal agency obligations (including highly liquid U.S. federal agency mortgage-backed obligations), and German, French, Japanese and United Kingdom government obligations.

Balance Sheet Analysis and Metrics

As of December 2012, total assets on our consolidated statements of financial condition were $938.56 billion, an increase of $15.33 billion from December 2011. This increase was primarily due to (i) an increase in financial instruments owned, at fair value of $42.81 billion, due to increases in equities and convertible debentures and non-U.S. government and agency obligations and (ii) an increase in cash and cash equivalents of $16.66 billion, primarily due to increases in interest-bearing deposits with banks. These increases were partially offset by decreases in securities purchased under agreements to resell and federal funds sold of $46.46 billion, primarily due to firm and client activities.

As of December 2012, total liabilities on our consolidated statements of financial condition were $862.84 billion, an increase of $9.99 billion from December 2011. This increase was primarily due to an increase in deposits of $24.02 billion, primarily due to increases in client activity. This increase was partially offset by a decrease in financial instruments sold, but not yet purchased, at fair value of $18.37 billion, primarily due to decreases in derivatives and U.S. government and federal agency obligations.

As of December 2012, our total securities sold under agreements to repurchase, accounted for as collateralized financings, were $171.81 billion, which was essentially unchanged and 3% higher than the daily average amount of repurchase agreements during the quarter ended and year ended December 2012, respectively. As of December 2012, the increase in our repurchase agreements relative to the daily average during the year was primarily due to an increase in firm financing activities. As of December 2011, our total securities sold under agreements to repurchase, accounted for as collateralized financings, were $164.50 billion, which was 7% higher and 3% higher than the daily average amount of repurchase agreements during the quarter ended and year ended December 2011, respectively. As of December 2011, the increase in our repurchase agreements relative to the daily average during the quarter and year was primarily due to increases in client activity at the end of the year. The level of our repurchase agreements fluctuates between and within periods, primarily due to providing clients with access to highly liquid collateral, such as U.S. government and federal agency, and investment-grade sovereign obligations through collateralized financing activities.

The table below presents information on our assets, unsecured long-term borrowings, shareholders' equity and leverage ratios.

	As of December	
$ in millions	**2012**	2011
Total assets	**$938,555**	$923,225
Adjusted assets	**$686,874**	$604,391
Unsecured long-term borrowings	**$167,305**	$173,545
Total shareholders' equity	**$ 75,716**	$ 70,379
Leverage ratio	**12.4x**	13.1x
Adjusted leverage ratio	**9.1x**	8.6x
Debt to equity ratio	**2.2x**	2.5x

Adjusted assets. Adjusted assets equals total assets less (i) low-risk collateralized assets generally associated with our secured client financing transactions, federal funds sold and excess liquidity (which includes financial instruments sold, but not yet purchased, at fair value, less derivative liabilities) and (ii) cash and securities we segregate for regulatory and other purposes. Adjusted assets is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

The table below presents the reconciliation of total assets to adjusted assets.

		As of December	
in millions		**2012**	2011
Total assets		**$ 938,555**	$ 923,225
Deduct:	Securities borrowed	**(136,893)**	(153,341)
	Securities purchased under agreements to resell and federal funds sold	**(141,334)**	(187,789)
Add:	Financial instruments sold, but not yet purchased, at fair value	**126,644**	145,013
	Less derivative liabilities	**(50,427)**	(58,453)
	Subtotal	**(202,010)**	(254,570)
Deduct:	Cash and securities segregated for regulatory and other purposes	**(49,671)**	(64,264)
Adjusted assets		**$ 686,874**	$ 604,391

Leverage ratio. The leverage ratio equals total assets divided by total shareholders' equity and measures the proportion of equity and debt the firm is using to finance assets. This ratio is different from the Tier 1 leverage ratio included in "Equity Capital — Consolidated Regulatory Capital Ratios" below, and further described in Note 20 to the consolidated financial statements.

Adjusted leverage ratio. The adjusted leverage ratio equals adjusted assets divided by total shareholders' equity. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy than the leverage ratio because it excludes certain low-risk collateralized assets that are generally supported with little or no capital. The adjusted leverage ratio is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

Our adjusted leverage ratio increased to 9.1x as of December 2012 from 8.6x as of December 2011 as our adjusted assets increased.

Debt to equity ratio. The debt to equity ratio equals unsecured long-term borrowings divided by total shareholders' equity.

Funding Sources

Our primary sources of funding are secured financings, unsecured long-term and short-term borrowings, and deposits. We seek to maintain broad and diversified funding sources globally.

We raise funding through a number of different products, including:

- collateralized financings, such as repurchase agreements, securities loaned and other secured financings;
- long-term unsecured debt (including structured notes) through syndicated U.S. registered offerings, U.S. registered and 144A medium-term note programs, offshore medium-term note offerings and other debt offerings;
- savings and demand deposits through deposit sweep programs and time deposits through internal and third-party broker-dealers; and
- short-term unsecured debt through U.S. and non-U.S. commercial paper and promissory note issuances and other methods.

We generally distribute our funding products through our own sales force and third-party distributors, to a large, diverse creditor base in a variety of markets in the Americas, Europe and Asia. We believe that our relationships with our creditors are critical to our liquidity. Our creditors include banks, governments, securities lenders, pension funds, insurance companies, mutual funds and individuals. We have imposed various internal guidelines to monitor creditor concentration across our funding programs.

Secured Funding. We fund a significant amount of inventory on a secured basis. Secured funding is less sensitive to changes in our credit quality than unsecured funding, due to our posting of collateral to our lenders. Nonetheless, we continually analyze the refinancing risk of our secured funding activities, taking into account trade tenors, maturity profiles, counterparty concentrations, collateral eligibility and counterparty rollover probabilities. We seek to mitigate our refinancing risk by executing term trades with staggered maturities, diversifying counterparties, raising excess secured funding, and pre-funding residual risk through our GCE.

We seek to raise secured funding with a term appropriate for the liquidity of the assets that are being financed, and we seek longer maturities for secured funding collateralized by asset classes that may be harder to fund on a secured basis especially during times of market stress. Substantially all of our secured funding is executed for tenors of one month or greater. Assets that may be harder to fund on a secured basis during times of market stress include certain financial instruments in the following categories: mortgage and other asset-backed loans and securities, non-investment grade corporate debt securities, equities and convertible debentures and emerging market securities. Assets that are classified as level 3 in the fair value hierarchy are generally funded on an unsecured basis. See Note 6 to the consolidated financial statements for further information about the classification of financial instruments in the fair value hierarchy and see "—Unsecured Long-Term Borrowings" below for further information about the use of unsecured long-term borrowings as a source of funding.

The weighted average maturity of our secured funding, excluding funding collateralized by highly liquid securities eligible for inclusion in our GCE, exceeded 100 days as of December 2012.

A majority of our secured funding for securities not eligible for inclusion in the GCE is executed through term repurchase agreements and securities lending contracts. We also raise financing through other types of collateralized financings, such as secured loans and notes.

GS Bank USA has access to funding through the Federal Reserve Bank discount window. While we do not rely on this funding in our liquidity planning and stress testing, we maintain policies and procedures necessary to access this funding and test discount window borrowing procedures.

Unsecured Long-Term Borrowings. We issue unsecured long-term borrowings as a source of funding for inventory and other assets and to finance a portion of our GCE. We issue in different tenors, currencies, and products to maximize the diversification of our investor base. The table below presents our quarterly unsecured long-term borrowings maturity profile through 2018 as of December 2012.


Unsecured Long-Term Borrowings Maturity Profile
$ in millions
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar 2014
Jun 2014
Sep 2014
Dec 2014
Mar 2015
Jun 2015
Sep 2015
Dec 2015
Mar 2016
Jun 2016
Sep 2016
Dec 2016
Mar 2017
Jun 2017
Sep 2017
Dec 2017
Mar 2018
Jun 2018
Sep 2018
Dec 2018
Quarters Ended

The weighted average maturity of our unsecured long-term borrowings as of December 2012 was approximately eight years. To mitigate refinancing risk, we seek to limit the principal amount of debt maturing on any one day or during any week or year. We enter into interest rate swaps to convert a substantial portion of our long-term borrowings into floating-rate obligations in order to manage our exposure to interest rates. See Note 16 to the consolidated financial statements for further information about our unsecured long-term borrowings.

Temporary Liquidity Guarantee Program (TLGP). The remaining portion of our senior unsecured short-term debt guaranteed by the FDIC under the TLGP matured during the second quarter of 2012. As of December 2012, no borrowings guaranteed by the FDIC under the TLGP were outstanding and the program had expired for new issuances.

Deposits. As part of our efforts to diversify our funding base, deposits have become a more meaningful share of our funding activities. GS Bank USA has been actively growing its deposit base with an emphasis on issuance of long-term certificates of deposit and on expanding our deposit sweep program, which involves long-term contractual agreements with several U.S. broker-dealers who sweep client cash to FDIC-insured deposits. We utilize deposits to finance activities in our bank subsidiaries. The table below presents the sourcing of our deposits.

	As of December 2012	
	Type of Deposit	
in millions	Savings and Demand [1]	Time [2]
Private bank deposits [3]	$30,460	$ —
Certificates of deposit	—	21,507
Deposit sweep programs	15,998	—
Institutional	51	2,108
Total [4]	**$46,509**	**$23,615**

1. Represents deposits with no stated maturity.
2. Weighted average maturity in excess of three years.
3. Substantially all were from overnight deposit sweep programs related to private wealth management clients.
4. Deposits insured by the FDIC as of December 2012 were approximately $42.77 billion.

Unsecured Short-Term Borrowings. A significant portion of our short-term borrowings was originally long-term debt that is scheduled to mature within one year of the reporting date. We use short-term borrowings to finance liquid assets and for other cash management purposes. We primarily issue commercial paper, promissory notes, and other hybrid instruments.

As of December 2012, our unsecured short-term borrowings, including the current portion of unsecured long-term borrowings, were $44.30 billion. See Note 15 to the consolidated financial statements for further information about our unsecured short-term borrowings.

Equity Capital

Capital adequacy is of critical importance to us. Our objective is to be conservatively capitalized in terms of the amount and composition of our equity base. Accordingly, we have in place a comprehensive capital management policy that serves as a guide to determine the amount and composition of equity capital we maintain.

The level and composition of our equity capital are determined by multiple factors including our current and future consolidated regulatory capital requirements, our ICAAP, CCAR and results of stress tests, and may also be influenced by other factors such as rating agency guidelines, subsidiary capital requirements, the business environment, conditions in the financial markets and assessments of potential future losses due to adverse changes in our business and market environments. In addition, we maintain a capital plan which projects sources and uses of capital given a range of business environments, and a contingency capital plan which provides a framework for analyzing and responding to an actual or perceived capital shortfall.

As part of the Federal Reserve Board's annual CCAR, U.S. bank holding companies with total consolidated assets of $50 billion or greater are required to submit annual capital plans for review by the Federal Reserve Board. The purpose of the Federal Reserve Board's review is to ensure that these institutions have robust, forward-looking capital planning processes that account for their unique risks and that permit continued operations during times of economic and financial stress. The Federal Reserve Board will evaluate a bank holding company based on whether it has the capital necessary to continue operating under the baseline and stressed scenarios provided by the Federal Reserve. As part of the capital plan review, the Federal Reserve Board evaluates an institution's plan to make capital distributions, such as increasing dividend payments or repurchasing or redeeming stock, across a range of macro-economic and firm-specific assumptions. In addition, the rules adopted by the Federal Reserve Board under the Dodd-Frank Act, require us to conduct stress tests on a semi-annual basis and publish a summary of certain results, beginning in March 2013. The Federal Reserve Board will conduct its own annual stress tests and is expected to publish a summary of certain results in March 2013.

As part of our 2012 CCAR submission, the Federal Reserve informed us that it did not object to our proposed capital actions through the first quarter of 2013, including the repurchase of outstanding common stock and increases in the quarterly common stock dividend. We submitted our 2013 CCAR to the Federal Reserve on January 7, 2013 and expect to publish a summary of our results in March 2013.

Our consolidated regulatory capital requirements are determined by the Federal Reserve Board, as described below. Our ICAAP incorporates an internal risk-based capital assessment designed to identify and measure material risks associated with our business activities, including market risk, credit risk and operational risk, in a manner that is closely aligned with our risk management practices. Our internal risk-based capital assessment is supplemented with the results of stress tests.

As of December 2012, our total shareholders' equity was $75.72 billion (consisting of common shareholders' equity of $69.52 billion and preferred stock of $6.20 billion). As of December 2011, our total shareholders' equity was $70.38 billion (consisting of common shareholders' equity of $67.28 billion and preferred stock of $3.10 billion). In addition, as of December 2012 and December 2011, $2.73 billion and $5.00 billion, respectively, of our junior subordinated debt issued to trusts qualified as equity capital for regulatory and certain rating agency purposes. See "— Consolidated Regulatory Capital Ratios" below for information regarding the impact of regulatory developments.

Consolidated Regulatory Capital

The Federal Reserve Board is the primary regulator of Group Inc., a bank holding company under the Bank Holding Company Act of 1956 (BHC Act) and a financial holding company under amendments to the BHC Act effected by the U.S. Gramm-Leach-Bliley Act of 1999. As a bank holding company, we are subject to consolidated regulatory capital requirements that are computed in accordance with the Federal Reserve Board's risk-based capital requirements (which are based on the 'Basel 1' Capital Accord of the Basel Committee). These capital requirements are expressed as capital ratios that compare measures of capital to risk-weighted assets (RWAs). See Note 20 to the consolidated financial statements for additional information regarding the firm's RWAs. The firm's capital levels are also subject to qualitative judgments by its regulators about components, risk weightings and other factors.

Federal Reserve Board regulations require bank holding companies to maintain a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. The required minimum Tier 1 capital ratio and total capital ratio in order to be considered a "well-capitalized" bank holding company under the Federal Reserve Board guidelines are 6% and 10%, respectively. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending on their particular condition, risk profile and growth plans. The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum Tier 1 leverage ratio of 4%.

Consolidated Regulatory Capital Ratios

The table below presents information about our regulatory capital ratios, which are based on Basel 1, as implemented by the Federal Reserve Board.

$ in millions	As of December 2012	2011
Common shareholders' equity	**$ 69,516**	$ 67,279
Less: Goodwill	**(3,702)**	(3,802)
Less: Intangible assets	**(1,397)**	(1,666)
Less: Equity investments in certain entities [1]	**(4,805)**	(4,556)
Less: Disallowed deferred tax assets	**(1,261)**	(1,073)
Less: Debt valuation adjustment [2]	**(180)**	(664)
Less: Other adjustments [3]	**(124)**	(356)
Tier 1 Common Capital	**58,047**	55,162
Non-cumulative preferred stock	**6,200**	3,100
Junior subordinated debt issued to trusts [4]	**2,730**	5,000
Tier 1 Capital	**66,977**	63,262
Qualifying subordinated debt [5]	**13,342**	13,828
Other adjustments	**87**	53
Tier 2 Capital	**13,429**	13,881
Total Capital	**$ 80,406**	$ 77,143
Risk-Weighted Assets	**$399,928**	$457,027
Tier 1 Capital Ratio	**16.7%**	13.8%
Total Capital Ratio	**20.1%**	16.9%
Tier 1 Leverage Ratio [6]	**7.3%**	7.0%
Tier 1 Common Ratio [7]	**14.5%**	12.1%

1. Primarily represents a portion of our equity investments in non-financial companies.
2. Represents the cumulative change in the fair value of our unsecured borrowings attributable to the impact of changes in our own credit spreads (net of tax at the applicable tax rate).
3. Includes net unrealized gains/(losses) on available-for-sale securities (net of tax at the applicable tax rate), the cumulative change in our pension and postretirement liabilities (net of tax at the applicable tax rate) and investments in certain nonconsolidated entities.
4. See Note 16 to the consolidated financial statements for additional information about the junior subordinated debt issued to trusts.
5. Substantially all of our subordinated debt qualifies as Tier 2 capital for Basel 1 purposes.
6. See Note 20 to the consolidated financial statements for additional information about the firm's Tier 1 leverage ratio.
7. The Tier 1 common ratio equals Tier 1 common capital divided by RWAs. We believe that the Tier 1 common ratio is meaningful because it is one of the measures that we and investors use to assess capital adequacy and, while not currently a formal regulatory capital ratio, this measure is of increasing importance to regulators. The Tier 1 common ratio is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

Our Tier 1 capital ratio increased to 16.7% as of December 2012 from 13.8% as of December 2011 primarily reflecting an increase in common shareholders' equity and a reduction in market RWAs. The reduction in market RWAs was primarily driven by lower volatilities, a decrease in derivative exposure and capital efficiency initiatives that, while driven by future Basel 3 rules, also reduced market RWAs as measured under the current rules.

Changes to the market risk capital rules of the U.S. federal bank regulatory agencies became effective on January 1, 2013. These changes require the addition of several new model-based capital requirements, as well as an increase in capital requirements for securitization positions, and are designed to implement the new market risk framework of the Basel Committee, as well as the prohibition on the use of external credit ratings, as required by the Dodd-Frank Act. This revised market risk framework is a significant part of the regulatory capital changes that will ultimately be included in our Basel 3 capital ratios. The firm's estimated Tier 1 common ratio under Basel 1 reflecting these revised market risk regulatory capital requirements would have been approximately 350 basis points lower than the firm's reported Basel 1 Tier 1 common ratio as of December 2012.

See "Business — Regulation" in Part I, Item 1 of our Annual Report on Form 10-K and Note 20 to the consolidated financial statements for additional information about our regulatory capital ratios and the related regulatory requirements, including pending and proposed regulatory changes.

Risk-Weighted Assets

RWAs under the Federal Reserve Board's risk-based capital requirements are calculated based on the amount of credit risk and market risk.

RWAs for credit risk reflect amounts for on-balance sheet and off-balance sheet exposures. Credit risk requirements for on-balance sheet assets, such as receivables and cash, are generally based on the balance sheet value. Credit risk requirements for securities financing transactions are determined based upon the positive net exposure for each trade, and include the effect of counterparty netting and collateral, as applicable. For off-balance sheet exposures, including commitments and guarantees, a credit equivalent amount is calculated based on the notional amount of each trade. Requirements for OTC derivatives are based on a combination of positive net exposure and a percentage of the notional amount of each trade, and include the effect of counterparty netting and collateral, as applicable. All such assets and exposures are then assigned a risk weight depending on, among other things, whether the counterparty is a sovereign, bank or a qualifying securities firm or other entity (or if collateral is held, depending on the nature of the collateral).

RWAs for market risk are comprised of modeled and non-modeled risk requirements. Modeled risk requirements are determined by reference to the firm's Value-at-Risk (VaR) model. VaR is the potential loss in value of inventory positions due to adverse market movements over a defined time horizon with a specified confidence level. We use a single VaR model which captures risks including interest rates, equity prices, currency rates and commodity prices. For certain portfolios of debt and equity positions, the modeled RWAs also reflect requirements for specific risk, which is the risk of loss on a position that could result from changes in risk factors unique to that position. Regulatory VaR used for capital requirements will differ from risk management VaR, due to different time horizons (10-day vs. 1-day), confidence levels (99% vs. 95%), as well as other factors. Non-modeled risk requirements reflect specific risk for other debt and equity positions. The standardized measurement method is used to determine non-modeled risk by applying supervisory defined risk-weighting factors to positions after applicable netting is performed.

The table below presents information on the components of RWAs within our consolidated regulatory capital ratios.

	As of December	
in millions	**2012**	2011
Credit RWAs		
OTC derivatives	**$107,269**	$119,848
Commitments and guarantees [1]	**46,007**	37,648
Securities financing transactions [2]	**47,069**	53,236
Other [3]	**87,181**	84,039
Total Credit RWAs	**$287,526**	$294,771
Market RWAs		
Modeled requirements	**$ 23,302**	$ 57,784
Non-modeled requirements	**89,100**	104,472
Total Market RWAs	**112,402**	162,256
Total RWAs [4]	**$399,928**	$457,027

1. Principally includes certain commitments to extend credit and letters of credit.
2. Represents resale and repurchase agreements and securities borrowed and loaned transactions.
3. Principally includes receivables from customers, other assets, cash and cash equivalents and available-for-sale securities.
4. Under the current regulatory capital framework, there is no explicit requirement for Operational Risk.

As outlined above, changes to the market risk capital rules that became effective on January 1, 2013, require the addition of several new model-based capital requirements, as well as an increase in capital requirements for securitization positions.

Internal Capital Adequacy Assessment Process

We perform an ICAAP with the objective of ensuring that the firm is appropriately capitalized relative to the risks in our business.

As part of our ICAAP, we perform an internal risk-based capital assessment. This assessment incorporates market risk, credit risk and operational risk. Market risk is calculated by using VaR calculations supplemented by risk-based add-ons which include risks related to rare events (tail risks). Credit risk utilizes assumptions about our counterparties' probability of default, the size of our losses in the event of a default and the maturity of our counterparties' contractual obligations to us. Operational risk is calculated based on scenarios incorporating multiple types of operational failures. Backtesting is used to gauge the effectiveness of models at capturing and measuring relevant risks.

We evaluate capital adequacy based on the result of our internal risk-based capital assessment, supplemented with the results of stress tests which measure the firm's estimated performance under various market conditions. Our goal is to hold sufficient capital, under our internal risk-based capital framework, to ensure we remain adequately capitalized after experiencing a severe stress event. Our assessment of capital adequacy is viewed in tandem with our assessment of liquidity adequacy and is integrated into the overall risk management structure, governance and policy framework of the firm.

We attribute capital usage to each of our businesses based upon our internal risk-based capital and regulatory frameworks and manage the levels of usage based upon the balance sheet and risk limits established.

Rating Agency Guidelines

The credit rating agencies assign credit ratings to the obligations of Group Inc., which directly issues or guarantees substantially all of the firm's senior unsecured obligations. GS&Co. and GSI have been assigned long- and short-term issuer ratings by certain credit rating agencies. GS Bank USA has also been assigned long-term issuer ratings as well as ratings on its long-term and short-term bank deposits. In addition, credit rating agencies have assigned ratings to debt obligations of certain other subsidiaries of Group Inc.

The level and composition of our equity capital are among the many factors considered in determining our credit ratings. Each agency has its own definition of eligible capital and methodology for evaluating capital adequacy, and assessments are generally based on a combination of factors rather than a single calculation. See "Liquidity Risk Management — Credit Ratings" for further information about credit ratings of Group Inc., GS&Co., GSI and GS Bank USA.

Subsidiary Capital Requirements

Many of our subsidiaries, including GS Bank USA and our broker-dealer subsidiaries, are subject to separate regulation and capital requirements of the jurisdictions in which they operate.

GS Bank USA is subject to minimum capital requirements that are calculated in a manner similar to those applicable to bank holding companies and computes its capital ratios in accordance with the regulatory capital requirements currently applicable to state member banks, which are based on Basel 1, as implemented by the Federal Reserve Board. As of December 2012, GS Bank USA's Tier 1 Capital ratio under Basel 1 as implemented by the Federal Reserve Board was 18.9%. See Note 20 to the consolidated financial statements for further information about GS Bank USA's regulatory capital ratios under Basel 1, as implemented by the Federal Reserve Board. Effective January 1, 2013, GS Bank USA also implemented the revised market risk framework outlined above. This revised market risk framework is a significant part of the regulatory capital changes that will ultimately be included in GS Bank USA's Basel 3 capital ratios.

For purposes of assessing the adequacy of its capital, GS Bank USA has established an ICAAP which is similar to that used by Group Inc. In addition, the rules adopted by the Federal Reserve Board under the Dodd-Frank Act require GS Bank USA to conduct stress tests on an annual basis and publish a summary of certain results, beginning in March 2013. GS Bank USA submitted its annual stress results to the Federal Reserve on January 7, 2013 and expects to publish a summary of its results in March 2013. GS Bank USA's capital levels and prompt corrective action classification are subject to qualitative judgments by its regulators about components, risk weightings and other factors.

We expect that the capital requirements of several of our subsidiaries are likely to increase in the future due to the various developments arising from the Basel Committee, the Dodd-Frank Act, and other governmental entities and regulators. See Note 20 to the consolidated financial statements for information about the capital requirements of our other regulated subsidiaries and the potential impact of regulatory reform.

Subsidiaries not subject to separate regulatory capital requirements may hold capital to satisfy local tax and legal guidelines, rating agency requirements (for entities with assigned credit ratings) or internal policies, including policies concerning the minimum amount of capital a subsidiary should hold based on its underlying level of risk. In certain instances, Group Inc. may be limited in its ability to access capital held at certain subsidiaries as a result of regulatory, tax or other constraints. As of December 2012 and December 2011, Group Inc.'s equity investment in subsidiaries was $73.32 billion and $67.70 billion, respectively, compared with its total shareholders' equity of $75.72 billion and $70.38 billion, respectively.

Group Inc. has guaranteed the payment obligations of GS&Co., GS Bank USA, and Goldman Sachs Execution & Clearing, L.P. (GSEC) subject to certain exceptions. In November 2008, Group Inc. contributed subsidiaries into GS Bank USA, and Group Inc. agreed to guarantee certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets.

Our capital invested in non-U.S. subsidiaries is generally exposed to foreign exchange risk, substantially all of which is managed through a combination of derivatives and non-U.S. denominated debt.

Contingency Capital Plan

Our contingency capital plan provides a framework for analyzing and responding to a perceived or actual capital deficiency, including, but not limited to, identification of drivers of a capital deficiency, as well as mitigants and potential actions. It outlines the appropriate communication procedures to follow during a crisis period, including internal dissemination of information as well as ensuring timely communication with external stakeholders.

Equity Capital Management

Our objective is to maintain a sufficient level and optimal composition of equity capital. We principally manage our capital through issuances and repurchases of our common stock. We may also, from time to time, issue or repurchase our preferred stock, junior subordinated debt issued to trusts and other subordinated debt or other forms of capital as business conditions warrant and subject to approval of the Federal Reserve Board. We manage our capital requirements principally by setting limits on balance sheet assets and/or limits on risk, in each case both at the consolidated and business levels. We attribute capital usage to each of our businesses based upon our internal risk-based capital and regulatory frameworks and manage the levels of usage based upon the balance sheet and risk limits established.

See Notes 16 and 19 to the consolidated financial statements for further information about our preferred stock, junior subordinated debt issued to trusts and other subordinated debt.

Berkshire Hathaway Warrant. In October 2008, we issued Berkshire Hathaway a warrant, which grants Berkshire Hathaway the option to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share on or before October 1, 2013. See Note 19 to the consolidated financial statements for information about the Series G Preferred Stock.

Share Repurchase Program. We seek to use our share repurchase program to help maintain the appropriate level of common equity. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by our current and projected capital positions (i.e., comparisons of our desired level and composition of capital to our actual level and composition of capital), but which may also be influenced by general market conditions and the prevailing price and trading volumes of our common stock.

As of December 2012, under the share repurchase program approved by the Board of Directors of Group Inc. (Board), we can repurchase up to 21.5 million additional shares of common stock; however, any such repurchases are subject to the approval of the Federal Reserve Board. See "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II, Item 5 of our Annual Report on Form 10-K and Note 19 to the consolidated financial statements for additional information on our repurchase program and see above for information about the annual CCAR.

Other Capital Metrics

The table below presents information on our shareholders' equity and book value per common share.

	As of December	
in millions, except per share amounts	**2012**	2011
Total shareholders' equity	**$75,716**	$70,379
Common shareholders' equity	**69,516**	67,279
Tangible common shareholders' equity	**64,417**	61,811
Book value per common share	**144.67**	130.31
Tangible book value per common share	**134.06**	119.72

Tangible common shareholders' equity. Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets. We believe that tangible common shareholders' equity is meaningful because it is a measure that we and investors use to assess capital adequacy. Tangible common shareholders' equity is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

The table below presents the reconciliation of total shareholders' equity to tangible common shareholders' equity.

	As of December	
in millions	**2012**	2011
Total shareholders' equity	**$75,716**	$70,379
Deduct: Preferred stock	**(6,200)**	(3,100)
Common shareholders' equity	**69,516**	67,279
Deduct: Goodwill and identifiable intangible assets	**(5,099)**	(5,468)
Tangible common shareholders' equity	**$64,417**	$61,811

Book value and tangible book value per common share. Book value and tangible book value per common share are based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 480.5 million and 516.3 million as of December 2012 and December 2011, respectively. We believe that tangible book value per common share (tangible common shareholders' equity divided by common shares outstanding) is meaningful because it is a measure that we and investors use to assess capital adequacy. Tangible book value per common share is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

Off-Balance-Sheet Arrangements and Contractual Obligations

Off-Balance-Sheet Arrangements

We have various types of off-balance-sheet arrangements that we enter into in the ordinary course of business. Our involvement in these arrangements can take many different forms, including:

- purchasing or retaining residual and other interests in special purpose entities such as mortgage-backed and other asset-backed securitization vehicles;
- holding senior and subordinated debt, interests in limited and general partnerships, and preferred and common stock in other nonconsolidated vehicles;
- entering into interest rate, foreign currency, equity, commodity and credit derivatives, including total return swaps;
- entering into operating leases; and
- providing guarantees, indemnifications, loan commitments, letters of credit and representations and warranties.

We enter into these arrangements for a variety of business purposes, including securitizations. The securitization vehicles that purchase mortgages, corporate bonds, and other types of financial assets are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they offer investors access to specific cash flows and risks created through the securitization process.

We also enter into these arrangements to underwrite client securitization transactions; provide secondary market liquidity; make investments in performing and nonperforming debt, equity, real estate and other assets; provide investors with credit-linked and asset-repackaged notes; and receive or provide letters of credit to satisfy margin requirements and to facilitate the clearance and settlement process.

Our financial interests in, and derivative transactions with, such nonconsolidated entities are generally accounted for at fair value, in the same manner as our other financial instruments, except in cases where we apply the equity method of accounting.

The table below presents where a discussion of our various off-balance-sheet arrangements may be found in this Annual Report. In addition, see Note 3 to the consolidated financial statements for a discussion of our consolidation policies.

Type of Off-Balance-Sheet Arrangement	Disclosure in Annual Report
Variable interests and other obligations, including contingent obligations, arising from variable interests in nonconsolidated VIEs	See Note 11 to the consolidated financial statements.
Leases, letters of credit, and lending and other commitments	See "Contractual Obligations" below and Note 18 to the consolidated financial statements.
Guarantees	See "Contractual Obligations" below and Note 18 to the consolidated financial statements.
Derivatives	See Notes 4, 5, 7 and 18 to the consolidated financial statements.

Contractual Obligations

We have certain contractual obligations which require us to make future cash payments. These contractual obligations include our unsecured long-term borrowings, secured long-term financings, time deposits, contractual interest payments and insurance agreements, all of which are included in our consolidated statements of financial condition. Our obligations to make future cash payments also include certain off-balance-sheet contractual obligations such as purchase obligations, minimum rental payments under noncancelable leases and commitments and guarantees.

The table below presents our contractual obligations, commitments and guarantees as of December 2012.

in millions	2013	2014-2015	2016-2017	2018-Thereafter	Total
Amounts related to on-balance-sheet obligations					
Time deposits [1]	$ —	$ 7,151	$ 4,064	$ 5,069	$ 16,284
Secured long-term financings [2]	—	6,403	1,140	1,422	8,965
Unsecured long-term borrowings [3]	—	43,920	42,601	80,784	167,305
Contractual interest payments [4]	7,489	13,518	10,182	33,332	64,521
Insurance liabilities [5]	477	959	934	13,740	16,110
Subordinated liabilities issued by consolidated VIEs	59	62	84	1,155	1,360
Amounts related to off-balance-sheet arrangements					
Commitments to extend credit	10,435	16,322	43,453	5,412	75,622
Contingent and forward starting resale and securities borrowing agreements	47,599	—	—	—	47,599
Forward starting repurchase and secured lending agreements	6,144	—	—	—	6,144
Letters of credit	614	160	—	15	789
Investment commitments	1,378	2,174	258	3,529	7,339
Other commitments	4,471	53	31	69	4,624
Minimum rental payments	439	752	623	1,375	3,189
Derivative guarantees	339,460	213,012	49,413	61,264	663,149
Securities lending indemnifications	27,123	—	—	—	27,123
Other financial guarantees	904	442	1,195	938	3,479

1. Excludes $7.33 billion of time deposits maturing within one year.
2. The aggregate contractual principal amount of secured long-term financings for which the fair value option was elected, primarily consisting of transfers of financial assets accounted for as financings rather than sales and certain other nonrecourse financings, exceeded their related fair value by $115 million.
3. Includes $10.51 billion related to interest rate hedges on certain unsecured long-term borrowings. In addition, the fair value of unsecured long-term borrowings (principal and non-principal-protected) for which the fair value option was elected exceeded the related aggregate contractual principal amount by $379 million. Excludes $77 million of unsecured long-term borrowings related to our reinsurance business classified as held for sale as of December 2012. See Note 17 to the consolidated financial statements for further information.
4. Represents estimated future interest payments related to unsecured long-term borrowings, secured long-term financings and time deposits based on applicable interest rates as of December 2012. Includes stated coupons, if any, on structured notes.
5. Represents estimated undiscounted payments related to future benefits and unpaid claims arising from policies associated with our insurance activities, excluding separate accounts and estimated recoveries under reinsurance contracts. Excludes $13.08 billion of insurance liabilities related to our reinsurance business classified as held for sale as of December 2012. See Note 17 to the consolidated financial statements for further information.

In the table above:

- Obligations maturing within one year of our financial statement date or redeemable within one year of our financial statement date at the option of the holder are excluded and are treated as short-term obligations.
- Obligations that are repayable prior to maturity at our option are reflected at their contractual maturity dates and obligations that are redeemable prior to maturity at the option of the holders are reflected at the dates such options become exercisable.
- Amounts included in the table do not necessarily reflect the actual future cash flow requirements for these arrangements because commitments and guarantees represent notional amounts and may expire unused or be reduced or cancelled at the counterparty's request.
- Due to the uncertainty of the timing and amounts that will ultimately be paid, our liability for unrecognized tax benefits has been excluded. See Note 24 to the consolidated financial statements for further information about our unrecognized tax benefits.

See Notes 15 and 18 to the consolidated financial statements for further information about our short-term borrowings, and commitments and guarantees.

As of December 2012, our unsecured long-term borrowings were $167.31 billion, with maturities extending to 2061, and consisted principally of senior borrowings. See Note 16 to the consolidated financial statements for further information about our unsecured long-term borrowings.

As of December 2012, our future minimum rental payments net of minimum sublease rentals under noncancelable leases were $3.19 billion. These lease commitments, principally for office space, expire on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. See Note 18 to the consolidated financial statements for further information about our leases.

Our occupancy expenses include costs associated with office space held in excess of our current requirements. This excess space, the cost of which is charged to earnings as incurred, is being held for potential growth or to replace currently occupied space that we may exit in the future. We regularly evaluate our current and future space capacity in relation to current and projected staffing levels. For the year ended December 2012, total occupancy expenses for space held in excess of our current requirements were not material. In addition, for the year ended December 2012, we incurred exit costs of $17 million related to our office space. We may incur exit costs (included in "Depreciation and amortization" and "Occupancy") in the future to the extent we (i) reduce our space capacity or (ii) commit to, or occupy, new properties in the locations in which we operate and, consequently, dispose of existing space that had been held for potential growth. These exit costs may be material to our results of operations in a given period.

Overview and Structure of Risk Management

Overview

We believe that effective risk management is of primary importance to the success of the firm. Accordingly, we have comprehensive risk management processes through which we monitor, evaluate and manage the risks we assume in conducting our activities. These include market, credit, liquidity, operational, legal, regulatory and reputational risk exposures. Our risk management framework is built around three core components: governance, processes and people.

Governance. Risk management governance starts with our Board, which plays an important role in reviewing and approving risk management policies and practices, both directly and through its Risk Committee, which consists of all of our independent directors. The Board also receives regular briefings on firmwide risks, including market risk, liquidity risk, credit risk and operational risk from our independent control and support functions, including the chief risk officer. The chief risk officer, as part of the review of the firmwide risk package, regularly advises the Risk Committee of the Board of relevant risk metrics and material exposures. Next, at the most senior levels of the firm, our leaders are experienced risk managers, with a sophisticated and detailed understanding of the risks we take. Our senior managers lead and participate in risk-oriented committees, as do the leaders of our independent control and support functions — including those in internal audit, compliance, controllers, credit risk management, human capital management, legal, market risk management, operations, operational risk management, tax, technology and treasury.

The firm's governance structure provides the protocol and responsibility for decision-making on risk management issues and ensures implementation of those decisions. We make extensive use of risk-related committees that meet regularly and serve as an important means to facilitate and foster ongoing discussions to identify, manage and mitigate risks.

We maintain strong communication about risk and we have a culture of collaboration in decision-making among the revenue-producing units, independent control and support functions, committees and senior management. While we believe that the first line of defense in managing risk rests with the managers in our revenue-producing units, we dedicate extensive resources to independent control and support functions in order to ensure a strong oversight structure and an appropriate segregation of duties. We regularly reinforce the firm's strong culture of escalation and accountability across all divisions and functions.

Processes. We maintain various processes and procedures that are critical components of our risk management. First and foremost is our daily discipline of marking substantially all of the firm's inventory to current market levels. Goldman Sachs carries its inventory at fair value, with changes in valuation reflected immediately in our risk management systems and in net revenues. We do so because we believe this discipline is one of the most effective tools for assessing and managing risk and that it provides transparent and realistic insight into our financial exposures.

We also apply a rigorous framework of limits to control risk across multiple transactions, products, businesses and markets. This includes setting credit and market risk limits at a variety of levels and monitoring these limits on a daily basis. Limits are typically set at levels that will be periodically exceeded, rather than at levels which reflect our maximum risk appetite. This fosters an ongoing dialogue on risk among revenue-producing units, independent control and support functions, committees and senior management, as well as rapid escalation of risk-related matters. See "Market Risk Management" and "Credit Risk Management" for further information on our risk limits.

Active management of our positions is another important process. Proactive mitigation of our market and credit exposures minimizes the risk that we will be required to take outsized actions during periods of stress.

We also focus on the rigor and effectiveness of the firm's risk systems. The goal of our risk management technology is to get the right information to the right people at the right time, which requires systems that are comprehensive, reliable and timely. We devote significant time and resources to our risk management technology to ensure that it consistently provides us with complete, accurate and timely information.

People. Even the best technology serves only as a tool for helping to make informed decisions in real time about the risks we are taking. Ultimately, effective risk management requires our people to interpret our risk data on an ongoing and timely basis and adjust risk positions accordingly. In both our revenue-producing units and our independent control and support functions, the experience of our professionals, and their understanding of the nuances and limitations of each risk measure, guide the firm in assessing exposures and maintaining them within prudent levels.

Structure

Ultimate oversight of risk is the responsibility of the firm's Board. The Board oversees risk both directly and through its Risk Committee. Within the firm, a series of committees with specific risk management mandates have oversight or decision-making responsibilities for risk management activities. Committee membership generally consists of senior managers from both our revenue-producing units and our independent control and support functions. We have established procedures for these committees to ensure that appropriate information barriers are in place. Our primary risk committees, most of which also have additional sub-committees or working groups, are described below. In addition to these committees, we have other risk-oriented committees which provide oversight for different businesses, activities, products, regions and legal entities.

Membership of the firm's risk committees is reviewed regularly and updated to reflect changes in the responsibilities of the committee members. Accordingly, the length of time that members serve on the respective committees varies as determined by the committee chairs and based on the responsibilities of the members within the firm.

In addition, independent control and support functions, which report to the chief financial officer, the general counsel and the chief administrative officer, or in the case of Internal Audit, to the Audit Committee of the Board, are responsible for day-to-day oversight or monitoring of risk, as discussed in greater detail in the following sections. Internal Audit, which includes professionals with a broad range of audit and industry experience, including risk management expertise, is responsible for independently assessing and validating key controls within the risk management framework.

The chart below presents an overview of our risk management governance structure, highlighting the oversight of our Board, our key risk-related committees and the independence of our control and support functions.



Corporate Oversight
Board of Directors
Risk Committee
Senior Management Oversight
Chief Executive Officer
President
Chief Financial Officer
Committee Oversight
Management Committee
Chief Risk Officer
Firmwide Client and Business Standards Committee
Firmwide Risk Committee
• Firmwide New Activity Committee
• Firmwide Suitability Committee
• Securities Division Risk Committee
• Credit Policy Committee
• Firmwide Operational Risk Committee
• Firmwide Finance Committee
• Investment Management Division Risk Committee
• Firmwide Commitments Committee
• Firmwide Capital Committee
Independent Control and Support Functions
Internal Audit
• Compliance
• Controllers
• Credit Risk Management
• Human Capital Management
• Legal
• Market Risk Management
• Operations
• Operational Risk Management
• Tax
• Technology
• Treasury
Revenue-Producing Units
Business Managers
Business Risk Managers

Management Committee. The Management Committee oversees the global activities of the firm, including all of the firm's independent control and support functions. It provides this oversight directly and through authority delegated to committees it has established. This committee is comprised of the most senior leaders of the firm, and is chaired by the firm's chief executive officer. The Management Committee has established various committees with delegated authority and the chairperson of the Management Committee appoints the chairpersons of these committees. Most members of the Management Committee are also members of other firmwide, divisional and regional committees. The following are the committees that are principally involved in firmwide risk management.

Firmwide Client and Business Standards Committee. The Firmwide Client and Business Standards Committee assesses and makes determinations regarding business standards and practices, reputational risk management, client relationships and client service, is chaired by the firm's president and chief operating officer, and reports to the Management Committee. This committee also has responsibility for overseeing the implementation of the recommendations of the Business Standards Committee. This committee has established the following two risk-related committees that report to it:

- **Firmwide New Activity Committee.** The Firmwide New Activity Committee is responsible for reviewing new activities and for establishing a process to identify and review previously approved activities that are significant and that have changed in complexity and/or structure or present different reputational and suitability concerns over time to consider whether these activities remain appropriate. This committee is co-chaired by the firm's head of operations/chief operating officer for Europe, Middle East and Africa and the chief administrative officer of our Investment Management Division who are appointed by the Firmwide Client and Business Standards Committee chairperson.
- **Firmwide Suitability Committee.** The Firmwide Suitability Committee is responsible for setting standards and policies for product, transaction and client suitability and providing a forum for consistency across divisions, regions and products on suitability assessments. This committee also reviews suitability matters escalated from other firm committees. This committee is co-chaired by the firm's international general counsel and the co-head of our Investment Management Division who are appointed by the Firmwide Client and Business Standards Committee chairperson.

Firmwide Risk Committee. The Firmwide Risk Committee is globally responsible for the ongoing monitoring and control of the firm's financial risks. Through both direct and delegated authority, the Firmwide Risk Committee approves firmwide, product, divisional and business-level limits for both market and credit risks, approves sovereign credit risk limits and reviews results of stress tests and scenario analyses. This committee is co-chaired by the firm's chief financial officer and a senior managing director from the firm's executive office, and reports to the Management Committee. The following four committees report to the Firmwide Risk Committee. The chairperson of the Securities Division Risk Committee is appointed by the chairpersons of the Firmwide Risk Committee; the chairpersons of the Credit Policy and Firmwide Operational Risk Committees are appointed by the firm's chief risk officer; and the chairpersons of the Firmwide Finance Committee are appointed by the Firmwide Risk Committee.

- **Securities Division Risk Committee.** The Securities Division Risk Committee sets market risk limits, subject to overall firmwide risk limits, for the Securities Division based on a number of risk measures, including but not limited to VaR, stress tests, scenario analyses and balance sheet levels. This committee is chaired by the chief risk officer of our Securities Division.
- **Credit Policy Committee.** The Credit Policy Committee establishes and reviews broad firmwide credit policies and parameters that are implemented by our Credit Risk Management department (Credit Risk Management). This committee is chaired by the firm's chief credit officer.
- **Firmwide Operational Risk Committee.** The Firmwide Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management. This committee is chaired by a managing director in Credit Risk Management.
- **Firmwide Finance Committee.** The Firmwide Finance Committee has oversight of firmwide liquidity, the size and composition of our balance sheet and capital base, and our credit ratings. This committee regularly reviews and discusses our liquidity, balance sheet, funding position and capitalization in the context of current events, risks and exposures, and regulatory requirements. This committee is also responsible for reviewing and approving balance sheet limits and the size of our GCE. This committee is co-chaired by the firm's chief financial officer and the firm's global treasurer.

The following committees report jointly to the Firmwide Risk Committee and the Firmwide Client and Business Standards Committee:

- **Firmwide Commitments Committee.** The Firmwide Commitments Committee reviews the firm's underwriting and distribution activities with respect to equity and equity-related product offerings, and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory and business standards are maintained on a global basis. In addition to reviewing specific transactions, this committee periodically conducts general strategic reviews of sectors and products and establishes policies in connection with transaction practices. This committee is co-chaired by the firm's senior strategy officer and the co-head of Global Mergers & Acquisitions who are appointed by the Firmwide Client and Business Standards Committee chairperson.
- **Firmwide Capital Committee.** The Firmwide Capital Committee provides approval and oversight of debt-related transactions, including principal commitments of the firm's capital. This committee aims to ensure that business and reputational standards for underwritings and capital commitments are maintained on a global basis. This committee is co-chaired by the firm's global treasurer and the head of credit finance for Europe, Middle East and Africa who are appointed by the Firmwide Risk Committee chairpersons.

Investment Management Division Risk Committee. The Investment Management Division Risk Committee is responsible for the ongoing monitoring and control of global market, counterparty credit and liquidity risks associated with the activities of our investment management businesses. The head of Investment Management Division risk management is the chair of this committee. The Investment Management Division Risk Committee reports to the firm's chief risk officer.

Conflicts Management

Conflicts of interest and the firm's approach to dealing with them are fundamental to our client relationships, our reputation and our long-term success. The term "conflict of interest" does not have a universally accepted meaning, and conflicts can arise in many forms within a business or between businesses. The responsibility for identifying potential conflicts, as well as complying with the firm's policies and procedures, is shared by the entire firm.

We have a multilayered approach to resolving conflicts and addressing reputational risk. The firm's senior management oversees policies related to conflicts resolution. The firm's senior management, the Business Selection and Conflicts Resolution Group, the Legal Department and Compliance Division, the Firmwide Client and Business Standards Committee and other internal committees all play roles in the formulation of policies, standards and principles and assist in making judgments regarding the appropriate resolution of particular conflicts. Resolving potential conflicts necessarily depends on the facts and circumstances of a particular situation and the application of experienced and informed judgment.

At the transaction level, various people and groups have roles. As a general matter, the Business Selection and Conflicts Resolution Group reviews all financing and advisory assignments in Investment Banking and investing, lending and other activities of the firm. Various transaction oversight committees, such as the Firmwide Capital, Commitments and Suitability Committees and other committees across the firm, also review new underwritings, loans, investments and structured products. These committees work with internal and external lawyers and the Compliance Division to evaluate and address any actual or potential conflicts.

We regularly assess our policies and procedures that address conflicts of interest in an effort to conduct our business in accordance with the highest ethical standards and in compliance with all applicable laws, rules, and regulations.

Liquidity Risk Management

Liquidity is of critical importance to financial institutions. Most of the recent failures of financial institutions have occurred in large part due to insufficient liquidity. Accordingly, the firm has in place a comprehensive and conservative set of liquidity and funding policies to address both firm-specific and broader industry or market liquidity events. Our principal objective is to be able to fund the firm and to enable our core businesses to continue to serve clients and generate revenues, even under adverse circumstances.

We manage liquidity risk according to the following principles:

Excess Liquidity. We maintain substantial excess liquidity to meet a broad range of potential cash outflows and collateral needs in a stressed environment.

Asset-Liability Management. We assess anticipated holding periods for our assets and their expected liquidity in a stressed environment. We manage the maturities and diversity of our funding across markets, products and counterparties, and seek to maintain liabilities of appropriate tenor relative to our asset base.

Contingency Funding Plan. We maintain a contingency funding plan to provide a framework for analyzing and responding to a liquidity crisis situation or periods of market stress. This framework sets forth the plan of action to fund normal business activity in emergency and stress situations. These principles are discussed in more detail below.

Excess Liquidity

Our most important liquidity policy is to pre-fund our estimated potential cash and collateral needs during a liquidity crisis and hold this excess liquidity in the form of unencumbered, highly liquid securities and cash. We believe that the securities held in our global core excess would be readily convertible to cash in a matter of days, through liquidation, by entering into repurchase agreements or from maturities of reverse repurchase agreements, and that this cash would allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets.

As of December 2012 and December 2011, the fair value of the securities and certain overnight cash deposits included in our GCE totaled $174.62 billion and $171.58 billion, respectively. Based on the results of our internal liquidity risk model, discussed below, as well as our consideration of other factors including, but not limited to, a qualitative assessment of the condition of the financial markets and the firm, we believe our liquidity position as of December 2012 was appropriate.

The table below presents the fair value of the securities and certain overnight cash deposits that are included in our GCE.

	Average for the Year Ended December	
in millions	**2012**	2011
U.S. dollar-denominated	**$125,111**	$125,668
Non-U.S. dollar-denominated	**46,984**	40,291
Total	**$172,095**	$165,959

The U.S. dollar-denominated excess is composed of (i) unencumbered U.S. government and federal agency obligations (including highly liquid U.S. federal agency mortgage-backed obligations), all of which are eligible as collateral in Federal Reserve open market operations and (ii) certain overnight U.S. dollar cash deposits. The non-U.S. dollar-denominated excess is composed of only unencumbered German, French, Japanese and United Kingdom government obligations and certain overnight cash deposits in highly liquid currencies. We strictly limit our excess liquidity to this narrowly defined list of securities and cash because they are highly liquid, even in a difficult funding environment. We do not include other potential sources of excess liquidity, such as less liquid unencumbered securities or committed credit facilities, in our GCE.

The table below presents the fair value of our GCE by asset class.

in millions	Average for the Year Ended December 2012	2011
Overnight cash deposits	**$ 52,233**	$ 34,622
U.S. government obligations	**72,379**	88,528
U.S. federal agency obligations, including highly liquid U.S. federal agency mortgage-backed obligations	**2,313**	5,018
German, French, Japanese and United Kingdom government obligations	**45,170**	37,791
Total	**$172,095**	$165,959

The GCE is held at Group Inc. and our major broker-dealer and bank subsidiaries, as presented in the table below.

in millions	Average for the Year Ended December 2012	2011
Group Inc.	**$ 37,405**	$ 49,548
Major broker-dealer subsidiaries	**78,229**	75,086
Major bank subsidiaries	**56,461**	41,325
Total	**$172,095**	$165,959

Our GCE reflects the following principles:

- The first days or weeks of a liquidity crisis are the most critical to a company's survival.
- Focus must be maintained on all potential cash and collateral outflows, not just disruptions to financing flows. Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment.
- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (e.g., interest rates, collateral provisions and tenor) or availability of other types of secured financing may change.
- As a result of our policy to pre-fund liquidity that we estimate may be needed in a crisis, we hold more unencumbered securities and have larger debt balances than our businesses would otherwise require. We believe that our liquidity is stronger with greater balances of highly liquid unencumbered securities, even though it increases our total assets and our funding costs.

We believe that our GCE provides us with a resilient source of funds that would be available in advance of potential cash and collateral outflows and gives us significant flexibility in managing through a difficult funding environment.

In order to determine the appropriate size of our GCE, we use an internal liquidity model, referred to as the Modeled Liquidity Outflow, which captures and quantifies the firm's liquidity risks. We also consider other factors including, but not limited to, an assessment of our potential intraday liquidity needs and a qualitative assessment of the condition of the financial markets and the firm.

We distribute our GCE across entities, asset types, and clearing agents to provide us with sufficient operating liquidity to ensure timely settlement in all major markets, even in a difficult funding environment.

We maintain our GCE to enable us to meet current and potential liquidity requirements of our parent company, Group Inc., and our major broker-dealer and bank subsidiaries. The Modeled Liquidity Outflow incorporates a consolidated requirement as well as a standalone requirement for each of our major broker-dealer and bank subsidiaries. Liquidity held directly in each of these subsidiaries is intended for use only by that subsidiary to meet its liquidity requirements and is assumed not to be available to Group Inc. unless (i) legally provided for and (ii) there are no additional regulatory, tax or other restrictions. We hold a portion of our GCE directly at Group Inc. to support consolidated requirements not accounted for in the major subsidiaries. In addition to the GCE, we maintain operating cash balances in several of our other operating entities, primarily for use in specific currencies, entities, or jurisdictions where we do not have immediate access to parent company liquidity.

In addition to our GCE, we have a significant amount of other unencumbered cash and financial instruments, including other government obligations, high-grade money market securities, corporate obligations, marginable equities, loans and cash deposits not included in our GCE. The fair value of these assets averaged $87.09 billion and $83.32 billion for the years ended December 2012 and December 2011, respectively. We do not consider these assets liquid enough to be eligible for our GCE liquidity pool and therefore conservatively do not assume we will generate liquidity from these assets in our Modeled Liquidity Outflow.

Modeled Liquidity Outflow. Our Modeled Liquidity Outflow is based on a scenario that includes both a market-wide stress and a firm-specific stress, characterized by the following qualitative elements:

- Severely challenged market environments, including low consumer and corporate confidence, financial and political instability, adverse changes in market values, including potential declines in equity markets and widening of credit spreads.
- A firm-specific crisis potentially triggered by material losses, reputational damage, litigation, executive departure, and/or a ratings downgrade.

The following are the critical modeling parameters of the Modeled Liquidity Outflow:

- Liquidity needs over a 30-day scenario.
- A two-notch downgrade of the firm's long-term senior unsecured credit ratings.
- A combination of contractual outflows, such as upcoming maturities of unsecured debt, and contingent outflows (e.g., actions though not contractually required, we may deem necessary in a crisis). We assume that most contingent outflows will occur within the initial days and weeks of a crisis.
- No issuance of equity or unsecured debt.
- No support from government funding facilities. Although we have access to various central bank funding programs, we do not assume reliance on them as a source of funding in a liquidity crisis.
- Maintenance of our normal business levels. We do not assume asset liquidation, other than the GCE.

The Modeled Liquidity Outflow is calculated and reported to senior management on a daily basis. We regularly refine our model to reflect changes in market or economic conditions and the firm's business mix.

The potential contractual and contingent cash and collateral outflows covered in our Modeled Liquidity Outflow include:

Unsecured Funding

- Contractual: All upcoming maturities of unsecured long-term debt, commercial paper, promissory notes and other unsecured funding products. We assume that we will be unable to issue new unsecured debt or rollover any maturing debt.
- Contingent: Repurchases of our outstanding long-term debt, commercial paper and hybrid financial instruments in the ordinary course of business as a market maker.

Deposits

- Contractual: All upcoming maturities of term deposits. We assume that we will be unable to raise new term deposits or rollover any maturing term deposits.
- Contingent: Withdrawals of bank deposits that have no contractual maturity. The withdrawal assumptions reflect, among other factors, the type of deposit, whether the deposit is insured or uninsured, and the firm's relationship with the depositor.

Secured Funding

- Contractual: A portion of upcoming contractual maturities of secured funding due to either the inability to refinance or the ability to refinance only at wider haircuts (i.e., on terms which require us to post additional collateral). Our assumptions reflect, among other factors, the quality of the underlying collateral, counterparty roll probabilities (our assessment of the counterparty's likelihood of continuing to provide funding on a secured basis at the maturity of the trade) and counterparty concentration.
- Contingent: A decline in value of financial assets pledged as collateral for financing transactions, which would necessitate additional collateral postings under those transactions.

OTC Derivatives

- Contingent: Collateral postings to counterparties due to adverse changes in the value of our OTC derivatives.
- Contingent: Other outflows of cash or collateral related to OTC derivatives, including the impact of trade terminations, collateral substitutions, collateral disputes, collateral calls or termination payments required by a two-notch downgrade in our credit ratings, and collateral that has not been called by counterparties, but is available to them.

Exchange-Traded Derivatives

- Contingent: Variation margin postings required due to adverse changes in the value of our outstanding exchange-traded derivatives.
- Contingent: An increase in initial margin and guaranty fund requirements by derivative clearing houses.

Customer Cash and Securities

- Contingent: Liquidity outflows associated with our prime brokerage business, including withdrawals of customer credit balances, and a reduction in customer short positions, which serve as a funding source for long positions.

Unfunded Commitments

- Contingent: Draws on our unfunded commitments. Draw assumptions reflect, among other things, the type of commitment and counterparty.

Other

- Other upcoming large cash outflows, such as tax payments.

Asset-Liability Management

Our liquidity risk management policies are designed to ensure we have a sufficient amount of financing, even when funding markets experience persistent stress. We seek to maintain a long-dated and diversified funding profile, taking into consideration the characteristics and liquidity profile of our assets.

Our approach to asset-liability management includes:

- Conservatively managing the overall characteristics of our funding book, with a focus on maintaining long-term, diversified sources of funding in excess of our current requirements. See "Balance Sheet and Funding Sources — Funding Sources" for additional details.
- Actively managing and monitoring our asset base, with particular focus on the liquidity, holding period and our ability to fund assets on a secured basis. This enables us to determine the most appropriate funding products and tenors. See "Balance Sheet and Funding Sources — Balance Sheet Management" for more detail on our balance sheet management process and "— Funding Sources — Secured Funding" for more detail on asset classes that may be harder to fund on a secured basis.
- Raising secured and unsecured financing that has a long tenor relative to the liquidity profile of our assets. This reduces the risk that our liabilities will come due in advance of our ability to generate liquidity from the sale of our assets. Because we maintain a highly liquid balance sheet, the holding period of certain of our assets may be materially shorter than their contractual maturity dates.

Our goal is to ensure that the firm maintains sufficient liquidity to fund its assets and meet its contractual and contingent obligations in normal times as well as during periods of market stress. Through our dynamic balance sheet management process (see "Balance Sheet and Funding Sources — Balance Sheet Management"), we use actual and projected asset balances to determine secured and unsecured funding requirements. Funding plans are reviewed and approved by the Firmwide Finance Committee on a quarterly basis. In addition, senior managers in our independent control and support functions regularly analyze, and the Firmwide Finance Committee reviews, our consolidated total capital position (unsecured long-term borrowings plus total shareholders' equity) so that we maintain a level of long-term funding that is sufficient to meet our long-term financing requirements. In a liquidity crisis, we would first use our GCE in order to avoid reliance on asset sales (other than our GCE). However, we recognize that orderly asset sales may be prudent or necessary in a severe or persistent liquidity crisis.

Subsidiary Funding Policies. The majority of our unsecured funding is raised by Group Inc. which lends the necessary funds to its subsidiaries, some of which are regulated, to meet their asset financing, liquidity and capital requirements. In addition, Group Inc. provides its regulated subsidiaries with the necessary capital to meet their regulatory requirements. The benefits of this approach to subsidiary funding are enhanced control and greater flexibility to meet the funding requirements of our subsidiaries. Funding is also raised at the subsidiary level through a variety of products, including secured funding, unsecured borrowings and deposits.

Our intercompany funding policies assume that, unless legally provided for, a subsidiary's funds or securities are not freely available to its parent company or other subsidiaries. In particular, many of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on its obligations. Accordingly, we assume that the capital provided to our regulated subsidiaries is not available to Group Inc. or other subsidiaries and any other financing provided to our regulated subsidiaries is not available until the maturity of such financing.

Group Inc. has provided substantial amounts of equity and subordinated indebtedness, directly or indirectly, to its regulated subsidiaries. For example, as of December 2012, Group Inc. had $29.52 billion of equity and subordinated indebtedness invested in GS&Co., its principal U.S. registered broker-dealer; $29.45 billion invested in GSI, a regulated U.K. broker-dealer; $2.62 billion invested in GSEC, a U.S. registered broker-dealer; $3.78 billion invested in Goldman Sachs Japan Co., Ltd., a regulated Japanese broker-dealer; and $20.67 billion invested in GS Bank USA, a regulated New York State-chartered bank. Group Inc. also provided, directly or indirectly, $68.44 billion of unsubordinated loans and $11.37 billion of collateral to these entities, substantially all of which was to GS&Co., GSI and GS Bank USA, as of December 2012. In addition, as of December 2012, Group Inc. had significant amounts of capital invested in and loans to its other regulated subsidiaries.

Contingency Funding Plan

The Goldman Sachs contingency funding plan sets out the plan of action we would use to fund business activity in crisis situations and periods of market stress. The contingency funding plan outlines a list of potential risk factors, key reports and metrics that are reviewed on an ongoing basis to assist in assessing the severity of, and managing through, a liquidity crisis and/or market dislocation. The contingency funding plan also describes in detail the firm's potential responses if our assessments indicate that the firm has entered a liquidity crisis, which include pre-funding for what we estimate will be our potential cash and collateral needs as well as utilizing secondary sources of liquidity. Mitigants and action items to address specific risks which may arise are also described and assigned to individuals responsible for execution.

The contingency funding plan identifies key groups of individuals to foster effective coordination, control and distribution of information, all of which are critical in the management of a crisis or period of market stress. The contingency funding plan also details the responsibilities of these groups and individuals, which include making and disseminating key decisions, coordinating all contingency activities throughout the duration of the crisis or period of market stress, implementing liquidity maintenance activities and managing internal and external communication.

Proposed Liquidity Framework

The Basel Committee on Banking Supervision's international framework for liquidity risk measurement, standards and monitoring calls for imposition of a liquidity coverage ratio, designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets based on expected cash outflows under an acute liquidity stress scenario, and a net stable funding ratio, designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. While the principles behind the new framework are broadly consistent with our current liquidity management framework, it is possible that the implementation of these standards could impact our liquidity and funding requirements and practices. Under the Basel Committee framework, the liquidity coverage ratio would be introduced on January 1, 2015; however there would be a phase-in period whereby firms would have a 60% minimum in 2015 which would be raised 10% per year until it reaches 100% in 2019. The net stable funding ratio is not expected to be introduced as a requirement until January 1, 2018.

Credit Ratings

The table below presents the unsecured credit ratings and outlook of Group Inc.

	As of December 2012					
	Short-Term Debt	Long-Term Debt	Subordinated Debt	Trust Preferred [1]	Preferred Stock	Ratings Outlook
DBRS, Inc.	R-1 (middle)	A (high)	A	A	BBB [3]	Stable
Fitch, Inc.	F1	A [2]	A-	BBB-	BB+ [3]	Stable
Moody's Investors Service (Moody's)	P-2	A3 [2]	Baa1	Baa3	Ba2 [3]	Negative [4]
Standard & Poor's Ratings Services (S&P)	A-2	A- [2]	BBB+	BB+	BB+ [3]	Negative
Rating and Investment Information, Inc.	a-1	A+	A	N/A	N/A	Negative

1. Trust preferred securities issued by Goldman Sachs Capital I.

2. Includes the senior guaranteed trust securities issued by Murray Street Investment Trust I and Vesey Street Investment Trust I.

3. Includes Group Inc.'s non-cumulative preferred stock and the APEX issued by Goldman Sachs Capital II and Goldman Sachs Capital III.

4. The ratings outlook for trust preferred and preferred stock is stable.

The table below presents the unsecured credit ratings of GS Bank USA, GS&Co. and GSI.

	As of December 2012			
	Short-Term Debt	Long-Term Debt	Short-Term Bank Deposits	Long-Term Bank Deposits
Fitch, Inc.				
GS Bank USA	F1	A	F1	A+
GS&Co.	F1	A	N/A	N/A
Moody's				
GS Bank USA	P-1	A2	P-1	A2
S&P				
GS Bank USA	A-1	A	N/A	N/A
GS&Co.	A-1	A	N/A	N/A
GSI	A-1	A	N/A	N/A

On January 24, 2013, Fitch, Inc. assigned GSI a rating of F1 for short-term debt and A for long-term debt.

We rely on the short-term and long-term debt capital markets to fund a significant portion of our day-to-day operations and the cost and availability of debt financing is influenced by our credit ratings. Credit ratings are also important when we are competing in certain markets, such as OTC derivatives, and when we seek to engage in longer-term transactions. See "Certain Risk Factors That May Affect Our Businesses" below and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a discussion of the risks associated with a reduction in our credit ratings.

We believe our credit ratings are primarily based on the credit rating agencies' assessment of:

- our liquidity, market, credit and operational risk management practices;
- the level and variability of our earnings;
- our capital base;
- our franchise, reputation and management;
- our corporate governance; and
- the external operating environment, including the assumed level of government support.

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require us to post collateral or terminate the transactions based on changes in our credit ratings. We assess the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of the firm at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies. We allocate a portion of our GCE to ensure we would be able to make the additional collateral or termination payments that may be required in the event of a two-notch reduction in our long-term credit ratings, as well as collateral that has not been called by counterparties, but is available to them. The table below presents the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in our credit ratings.

	As of December	
in millions	**2012**	2011
Additional collateral or termination payments for a one-notch downgrade	**$1,534**	$1,303
Additional collateral or termination payments for a two-notch downgrade	**2,500**	2,183

Cash Flows

As a global financial institution, our cash flows are complex and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the excess liquidity and asset-liability management policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our businesses.

Year Ended December 2012. Our cash and cash equivalents increased by $16.66 billion to $72.67 billion at the end of 2012. We generated $9.14 billion in net cash from operating and investing activities. We generated $7.52 billion in net cash from financing activities from an increase in bank deposits, partially offset by net repayments of unsecured and secured long-term borrowings.

Year Ended December 2011. Our cash and cash equivalents increased by $16.22 billion to $56.01 billion at the end of 2011. We generated $23.13 billion in net cash from operating and investing activities. We used net cash of $6.91 billion for financing activities, primarily for repurchases of our Series G Preferred Stock and common stock, partially offset by an increase in bank deposits.

Year Ended December 2010. Our cash and cash equivalents increased by $1.50 billion to $39.79 billion at the end of 2010. We generated $7.84 billion in net cash from financing activities primarily from net proceeds from issuances of short-term secured financings. We used net cash of $6.34 billion for operating and investing activities, primarily to fund an increase in securities purchased under agreements to resell and an increase in cash and securities segregated for regulatory and other purposes, partially offset by cash generated from a decrease in securities borrowed.

Market Risk Management

Overview

Market risk is the risk of loss in the value of our inventory due to changes in market prices. We hold inventory primarily for market making for our clients and for our investing and lending activities. Our inventory therefore changes based on client demands and our investment opportunities. Our inventory is accounted for at fair value and therefore fluctuates on a daily basis, with the related gains and losses included in "Market making," and "Other principal transactions." Categories of market risk include the following:

- Interest rate risk: results from exposures to changes in the level, slope and curvature of yield curves, the volatilities of interest rates, mortgage prepayment speeds and credit spreads.
- Equity price risk: results from exposures to changes in prices and volatilities of individual equities, baskets of equities and equity indices.
- Currency rate risk: results from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Commodity price risk: results from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.

Market Risk Management Process

We manage our market risk by diversifying exposures, controlling position sizes and establishing economic hedges in related securities or derivatives. This includes:

- accurate and timely exposure information incorporating multiple risk metrics;
- a dynamic limit setting framework; and
- constant communication among revenue-producing units, risk managers and senior management.

Market Risk Management, which is independent of the revenue-producing units and reports to the firm's chief risk officer, has primary responsibility for assessing, monitoring and managing market risk at the firm. We monitor and control risks through strong firmwide oversight and independent control and support functions across the firm's global businesses.

Managers in revenue-producing units are accountable for managing risk within prescribed limits. These managers have in-depth knowledge of their positions, markets and the instruments available to hedge their exposures.

Managers in revenue-producing units and Market Risk Management discuss market information, positions and estimated risk and loss scenarios on an ongoing basis.

Risk Measures

Market Risk Management produces risk measures and monitors them against market risk limits set by our firm's risk committees. These measures reflect an extensive range of scenarios and the results are aggregated at trading desk, business and firmwide levels.

We use a variety of risk measures to estimate the size of potential losses for both moderate and more extreme market moves over both short-term and long-term time horizons. Risk measures used for shorter-term periods include VaR and sensitivity metrics. For longer-term horizons, our primary risk measures are stress tests. Our risk reports detail key risks, drivers and changes for each desk and business, and are distributed daily to senior management of both our revenue-producing units and our independent control and support functions.

Systems

We have made a significant investment in technology to monitor market risk including:

- an independent calculation of VaR and stress measures;
- risk measures calculated at individual position levels;
- attribution of risk measures to individual risk factors of each position;
- the ability to report many different views of the risk measures (e.g., by desk, business, product type or legal entity); and
- the ability to produce ad hoc analyses in a timely manner.

Value-at-Risk

VaR is the potential loss in value of inventory positions due to adverse market movements over a defined time horizon with a specified confidence level. We typically employ a one-day time horizon with a 95% confidence level. We use a single VaR model which captures risks including interest rates, equity prices, currency rates and commodity prices. As such, VaR facilitates comparison across portfolios of different risk characteristics. VaR also captures the diversification of aggregated risk at the firmwide level.

We are aware of the inherent limitations to VaR and therefore use a variety of risk measures in our market risk management process. Inherent limitations to VaR include:

- VaR does not estimate potential losses over longer time horizons where moves may be extreme.
- VaR does not take account of the relative liquidity of different risk positions.
- Previous moves in market risk factors may not produce accurate predictions of all future market moves.

When calculating VaR, we use historical simulations with full valuation of approximately 70,000 market factors. VaR is calculated at a position level based on simultaneously shocking the relevant market risk factors for that position. We sample from 5 years of historical data to generate the scenarios for our VaR calculation. The historical data is weighted so that the relative importance of the data reduces over time. This gives greater importance to more recent observations and reflects current asset volatilities, which improves the accuracy of our estimates of potential loss. As a result, even if our inventory positions were unchanged, our VaR would increase with increasing market volatility and vice versa.

Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions.

Our VaR measure does not include:

- positions that are best measured and monitored using sensitivity measures; and
- the impact of changes in counterparty and our own credit spreads on derivatives, as well as changes in our own credit spreads on unsecured borrowings for which the fair value option was elected.

Model Review and Validation

Our VaR model is subject to review and validation by our independent model validation group at least annually. This review includes:

- a critical evaluation of the model, its theoretical soundness and adequacy for intended use;
- verification of the testing strategy utilized by the model developers to ensure that the model functions as intended; and
- verification of the suitability of the calculation techniques incorporated in the model.

Our VaR model is regularly reviewed and enhanced in order to incorporate changes in the composition of inventory positions, as well as variations in market conditions. Prior to implementing significant changes to our assumptions and/or model, we perform model validation and test runs. Significant changes to our VaR model are reviewed with the firm's chief risk officer and chief financial officer, and approved by the Firmwide Risk Committee.

We evaluate the accuracy of our VaR model through daily backtesting (i.e., comparing daily trading net revenues to the VaR measure calculated as of the prior business day) at the firmwide level and for each of our businesses and major regulated subsidiaries.

Stress Testing

We use stress testing to examine risks of specific portfolios as well as the potential impact of significant risk exposures across the firm. We use a variety of stress testing techniques to calculate the potential loss from a wide range of market moves on the firm's portfolios, including sensitivity analysis, scenario analysis and firmwide stress tests. The results of our various stress tests are analyzed together for risk management purposes.

Sensitivity analysis is used to quantify the impact of a market move in a single risk factor across all positions (e.g., equity prices or credit spreads) using a variety of defined market shocks, ranging from those that could be expected over a one-day time horizon up to those that could take many months to occur. We also use sensitivity analysis to quantify the impact of the default of a single corporate entity, which captures the risk of large or concentrated exposures.

Scenario analysis is used to quantify the impact of a specified event, including how the event impacts multiple risk factors simultaneously. For example, for sovereign stress testing we calculate potential direct exposure associated with our sovereign inventory as well as the corresponding debt, equity and currency exposures associated with our non-sovereign inventory that may be impacted by the sovereign distress. When conducting scenario analysis, we typically consider a number of possible outcomes for each scenario, ranging from moderate to severely adverse market impacts. In addition, these stress tests are constructed using both historical events and forward-looking hypothetical scenarios.

Firmwide stress testing combines market, credit, operational and liquidity risks into a single combined scenario. Firmwide stress tests are primarily used to assess capital adequacy as part of the ICAAP process; however, we also ensure that firmwide stress testing is integrated into our risk governance framework. This includes selecting appropriate scenarios to use for the ICAAP process. See "Equity Capital — Internal Capital Adequacy Assessment Process" above for further information about our ICAAP process.

Unlike VaR measures, which have an implied probability because they are calculated at a specified confidence level, there is generally no implied probability that our stress test scenarios will occur. Instead, stress tests are used to model both moderate and more extreme moves in underlying market factors. When estimating potential loss, we generally assume that our positions cannot be reduced or hedged (although experience demonstrates that we are generally able to do so).

Stress test scenarios are conducted on a regular basis as part of the firm's routine risk management process and on an ad hoc basis in response to market events or concerns. Stress testing is an important part of the firm's risk management process because it allows us to quantify our exposure to tail risks, highlight potential loss concentrations, undertake risk/reward analysis, and assess and mitigate our risk positions.

Limits

We use risk limits at various levels in the firm (including firmwide, product and business) to govern risk appetite by controlling the size of our exposures to market risk. Limits are set based on VaR and on a range of stress tests relevant to the firm's exposures. Limits are reviewed frequently and amended on a permanent or temporary basis to reflect changing market conditions, business conditions or tolerance for risk.

The Firmwide Risk Committee sets market risk limits at firmwide and product levels and our Securities Division Risk Committee sets sub-limits for market-making and investing activities at a business level. The purpose of the firmwide limits is to assist senior management in controlling the firm's overall risk profile. Sub-limits set the desired maximum amount of exposure that may be managed by any particular business on a day-to-day basis without additional levels of senior management approval, effectively leaving day-to-day trading decisions to individual desk managers and traders. Accordingly, sub-limits are a management tool designed to ensure appropriate escalation rather than to establish maximum risk tolerance. Sub-limits also distribute risk among various businesses in a manner that is consistent with their level of activity and client demand, taking into account the relative performance of each area.

Our market risk limits are monitored daily by Market Risk Management, which is responsible for identifying and escalating, on a timely basis, instances where limits have been exceeded. The business-level limits that are set by the Securities Division Risk Committee are subject to the same scrutiny and limit escalation policy as the firmwide limits.

When a risk limit has been exceeded (e.g., due to changes in market conditions, such as increased volatilities or changes in correlations), it is reported to the appropriate risk committee and a discussion takes place with the relevant desk managers, after which either the risk position is reduced or the risk limit is temporarily or permanently increased.

Metrics

We analyze VaR at the firmwide level and a variety of more detailed levels, including by risk category, business, and region. The tables below present, by risk category, average daily VaR and period-end VaR, as well as the high and low VaR for the period. Diversification effect in the tables below represents the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Average Daily VaR

in millions	Year Ended December		
Risk Categories	**2012**	2011	2010
Interest rates	**$ 78**	$ 94	$ 93
Equity prices	**26**	33	68
Currency rates	**14**	20	32
Commodity prices	**22**	32	33
Diversification effect	**(54)**	(66)	(92)
Total	**$ 86**	$113	$134

Our average daily VaR decreased to $86 million in 2012 from $113 million in 2011, reflecting a decrease in the interest rates category due to lower levels of volatility, decreases in the commodity prices and currency rates categories due to reduced exposures and lower levels of volatility, and a decrease in the equity prices category due to reduced exposures. These decreases were partially offset by a decrease in the diversification benefit across risk categories.

Our average daily VaR decreased to $113 million in 2011 from $134 million in 2010, primarily reflecting decreases in the equity prices and currency rates categories, principally due to reduced exposures. These decreases were partially offset by a decrease in the diversification benefit across risk categories.

Year-End VaR and High and Low VaR

in millions	As of December		Year Ended December 2012	
Risk Categories	**2012**	2011	**High**	**Low**
Interest rates	**$ 64**	$100	**$103**	**$61**
Equity prices	**22**	31	**92**	**14**
Currency rates	**9**	14	**22**	**9**
Commodity prices	**18**	23	**32**	**15**
Diversification effect	**(42)**	(69)		
Total	**$ 71**	$ 99	**$122**	**$67**

Our daily VaR decreased to $71 million as of December 2012 from $99 million as of December 2011, primarily reflecting decreases in the interest rates and equity prices categories due to lower levels of volatility. These decreases were partially offset by a decrease in the diversification benefit across risk categories.

During the year ended December 2012, the firmwide VaR risk limit was not exceeded and was reduced on one occasion due to lower levels of volatility.

During the year ended December 2011, the firmwide VaR risk limit was exceeded on one occasion. It was resolved by a temporary increase in the firmwide VaR risk limit, which was subsequently made permanent due to higher levels of volatility. The firmwide VaR risk limit had previously been reduced on one occasion in 2011, reflecting lower risk utilization and the market environment.

The chart below reflects the VaR over the last four quarters.


Daily VaR
$ in millions
Daily Trading VaR ($)
200
180
160
140
120
100
80
60
40
20
0
First Quarter 2012
Second Quarter 2012
Third Quarter 2012
Fourth Quarter 2012

The chart below presents the frequency distribution of our daily trading net revenues for substantially all inventory positions included in VaR for the year ended December 2012.


Daily Trading Net Revenues
$ in millions
Number of Days
100
80
60
40
20
0
0
0
2
2
12
27
56
75
37
41
<(100)
(100)-(75)
(75)-(50)
(50)-(25)
(25)-0
0-25
25-50
50-75
75-100
>100
Daily Trading Net Revenues ($)

Daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day did not exceed our 95% one-day VaR during 2012. Trading losses incurred on a single day exceeded our 95% one-day VaR (i.e., a VaR exception) on three occasions during 2011.

During periods in which the firm has significantly more positive net revenue days than net revenue loss days, we expect to have fewer VaR exceptions because, under normal conditions, our business model generally produces positive net revenues. In periods in which our franchise revenues are adversely affected, we generally have more loss days, resulting in more VaR exceptions. In addition, VaR backtesting is performed against total daily market-making revenues, including bid/offer net revenues, which are more likely than not to be positive by their nature.

Sensitivity Measures

Certain portfolios and individual positions are not included in VaR because VaR is not the most appropriate risk measure. The market risk of these positions is determined by estimating the potential reduction in net revenues of a 10% decline in the underlying asset value.

The table below presents market risk for positions that are not included in VaR. These measures do not reflect diversification benefits across asset categories and therefore have not been aggregated.

Asset Categories	**10% Sensitivity**	
	Amount as of December	
in millions	**2012**	2011
ICBC	**$ 208**	$ 212
Equity (excluding ICBC) [1]	**2,263**	2,458
Debt [2]	**1,676**	1,521

1. Relates to private and restricted public equity securities, including interests in firm-sponsored funds that invest in corporate equities and real estate and interests in firm-sponsored hedge funds.
2. Primarily relates to interests in our firm-sponsored funds that invest in corporate mezzanine and senior debt instruments. Also includes loans backed by commercial and residential real estate, corporate bank loans and other corporate debt, including acquired portfolios of distressed loans.

VaR excludes the impact of changes in counterparty and our own credit spreads on derivatives as well as changes in our own credit spreads on unsecured borrowings for which the fair value option was elected. The estimated sensitivity to a one basis point increase in credit spreads (counterparty and our own) on derivatives was a $3 million gain (including hedges) as of December 2012. In addition, the estimated sensitivity to a one basis point increase in our own credit spreads on unsecured borrowings for which the fair value option was elected was a $7 million gain (including hedges) as of December 2012. However, the actual net impact of a change in our own credit spreads is also affected by the liquidity, duration and convexity (as the sensitivity is not linear to changes in yields) of those unsecured borrowings for which the fair value option was elected, as well as the relative performance of any hedges undertaken.

The firm engages in insurance activities where we reinsure and purchase portfolios of insurance risk and pension liabilities. The risks associated with these activities include, but are not limited to: equity price, interest rate, reinvestment and mortality risk. The firm mitigates risks associated with insurance activities through the use of reinsurance and hedging. Certain of the assets associated with the firm's insurance activities are included in VaR. In addition to the positions included in VaR, we held $9.07 billion of securities accounted for as available-for-sale as of December 2012, which support the firm's reinsurance business. As of December 2012, our available-for-sale securities primarily consisted of $3.63 billion of corporate debt securities with an average yield of 4%, the majority of which will mature after five years, $3.38 billion of mortgage and other asset-backed loans and securities with an average yield of 6%, the majority of which will mature after ten years, and $856 million of U.S. government and federal agency obligations with an average yield of 3%, the majority of which will mature after five years. As of December 2012, such assets were classified as held for sale and were included in "Other assets." See Note 12 to the consolidated financial statements for further information about assets held for sale. As of December 2011, we held $4.86 billion of securities accounted for as available-for-sale, primarily consisting of $1.81 billion of corporate debt securities with an average yield of 5%, the majority of which will mature after five years, $1.42 billion of mortgage and other asset-backed loans and securities with an average yield of 10%, the majority of which will mature after ten years, and $662 million of U.S. government and federal agency obligations with an average yield of 3%, the majority of which will mature after ten years.

In addition, as of December 2012 and December 2011, we had commitments and held loans for which we have obtained credit loss protection from Sumitomo Mitsui Financial Group, Inc. See Note 18 to the consolidated financial statements for further information about such lending commitments. As of December 2012, the firm also had $6.50 billion of loans held for investment which were accounted for at amortized cost and included in "Receivables from customers and counterparties," substantially all of which had floating interest rates. The estimated sensitivity to a 100 basis point increase in interest rates on such loans was $62 million of additional interest income over a 12-month period, which does not take into account the potential impact of an increase in costs to fund such loans. See Note 8 to the consolidated financial statements for further information about loans held for investment.

Additionally, we make investments accounted for under the equity method and we also make direct investments in real estate, both of which are included in "Other assets" in the consolidated statements of financial condition. Direct investments in real estate are accounted for at cost less accumulated depreciation. See Note 12 to the consolidated financial statements for information on "Other assets."

Credit Risk Management

Overview

Credit risk represents the potential for loss due to the default or deterioration in credit quality of a counterparty (e.g., an OTC derivatives counterparty or a borrower) or an issuer of securities or other instruments we hold. Our exposure to credit risk comes mostly from client transactions in OTC derivatives and loans and lending commitments. Credit risk also comes from cash placed with banks, securities financing transactions (i.e., resale and repurchase agreements and securities borrowing and lending activities) and receivables from brokers, dealers, clearing organizations, customers and counterparties.

Credit Risk Management, which is independent of the revenue-producing units and reports to the firm's chief risk officer, has primary responsibility for assessing, monitoring and managing credit risk at the firm. The Credit Policy Committee and the Firmwide Risk Committee establish and review credit policies and parameters. In addition, we hold other positions that give rise to credit risk (e.g., bonds held in our inventory and secondary bank loans). These credit risks are captured as a component of market risk measures, which are monitored and managed by Market Risk Management, consistent with other inventory positions.

Policies authorized by the Firmwide Risk Committee and the Credit Policy Committee prescribe the level of formal approval required for the firm to assume credit exposure to a counterparty across all product areas, taking into account any applicable netting provisions, collateral or other credit risk mitigants.

Credit Risk Management Process

Effective management of credit risk requires accurate and timely information, a high level of communication and knowledge of customers, countries, industries and products. Our process for managing credit risk includes:

- approving transactions and setting and communicating credit exposure limits;
- monitoring compliance with established credit exposure limits;
- assessing the likelihood that a counterparty will default on its payment obligations;
- measuring the firm's current and potential credit exposure and losses resulting from counterparty default;
- reporting of credit exposures to senior management, the Board and regulators;
- use of credit risk mitigants, including collateral and hedging; and
- communication and collaboration with other independent control and support functions such as operations, legal and compliance.

As part of the risk assessment process, Credit Risk Management performs credit reviews which include initial and ongoing analyses of our counterparties. A credit review is an independent judgment about the capacity and willingness of a counterparty to meet its financial obligations. For substantially all of our credit exposures, the core of our process is an annual counterparty review. A counterparty review is a written analysis of a counterparty's business profile and financial strength resulting in an internal credit rating which represents the probability of default on financial obligations to the firm. The determination of internal credit ratings incorporates assumptions with respect to the counterparty's future business performance, the nature and outlook for the counterparty's industry, and the economic environment. Senior personnel within Credit Risk Management, with expertise in specific industries, inspect and approve credit reviews and internal credit ratings.

Our global credit risk management systems capture credit exposure to individual counterparties and on an aggregate basis to counterparties and their subsidiaries (economic groups). These systems also provide management with comprehensive information on our aggregate credit risk by product, internal credit rating, industry, country and region.

Risk Measures and Limits

We measure our credit risk based on the potential loss in an event of non-payment by a counterparty. For derivatives and securities financing transactions, the primary measure is potential exposure, which is our estimate of the future exposure that could arise over the life of a transaction based on market movements within a specified confidence level. Potential exposure takes into account netting and collateral arrangements. For loans and lending commitments, the primary measure is a function of the notional amount of the position. We also monitor credit risk in terms of current exposure, which is the amount presently owed to the firm after taking into account applicable netting and collateral.

We use credit limits at various levels (counterparty, economic group, industry, country) to control the size of our credit exposures. Limits for counterparties and economic groups are reviewed regularly and revised to reflect changing appetites for a given counterparty or group of counterparties. Limits for industries and countries are based on the firm's risk tolerance and are designed to allow for regular monitoring, review, escalation and management of credit risk concentrations.

Stress Tests/Scenario Analysis

We use regular stress tests to calculate the credit exposures, including potential concentrations that would result from applying shocks to counterparty credit ratings or credit risk factors (e.g., currency rates, interest rates, equity prices). These shocks include a wide range of moderate and more extreme market movements. Some of our stress tests include shocks to multiple risk factors, consistent with the occurrence of a severe market or economic event. In the case of sovereign default, we estimate the direct impact of the default on our sovereign credit exposures, changes to our credit exposures arising from potential market moves in response to the default, and the impact of credit market deterioration on corporate borrowers and counterparties that may result from the sovereign default. Unlike potential exposure, which is calculated within a specified confidence level, with a stress test there is generally no assumed probability of these events occurring.

We run stress tests on a regular basis as part of our routine risk management processes and conduct tailored stress tests on an ad hoc basis in response to market developments. Stress tests are regularly conducted jointly with the firm's market and liquidity risk functions.

Risk Mitigants

To reduce our credit exposures on derivatives and securities financing transactions, we may enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. We may also reduce credit risk with counterparties by entering into agreements that enable us to obtain collateral from them on an upfront or contingent basis and/or to terminate transactions if the counterparty's credit rating falls below a specified level.

For loans and lending commitments, depending on the credit quality of the borrower and other characteristics of the transaction, we employ a variety of potential risk mitigants. Risk mitigants include: collateral provisions, guarantees, covenants, structural seniority of the bank loan claims and, for certain lending commitments, provisions in the legal documentation that allow the firm to adjust loan amounts, pricing, structure and other terms as market conditions change. The type and structure of risk mitigants employed can significantly influence the degree of credit risk involved in a loan.

When we do not have sufficient visibility into a counterparty's financial strength or when we believe a counterparty requires support from its parent company, we may obtain third-party guarantees of the counterparty's obligations. We may also mitigate our credit risk using credit derivatives or participation agreements.

Credit Exposures

The firm's credit exposures are described further below.

Cash and Cash Equivalents. Cash and cash equivalents include both interest-bearing and non-interest-bearing deposits. To mitigate the risk of credit loss, we place substantially all of our deposits with highly rated banks and central banks.

OTC Derivatives. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. As credit risk is an essential component of fair value, the firm includes a credit valuation adjustment (CVA) in the fair value of derivatives to reflect counterparty credit risk, as described in Note 7 to the consolidated financial statements. CVA is a function of the present value of expected exposure, the probability of counterparty default and the assumed recovery upon default.

The tables below present the distribution of our exposure to OTC derivatives by tenor, based on expected duration for mortgage-related credit derivatives and generally on remaining contractual maturity for other derivatives, both before and after the effect of collateral and netting agreements. Receivable and payable balances for the same counterparty across tenor categories are netted under enforceable netting agreements, and cash collateral received is netted under credit support agreements. Receivable and payable balances with the same counterparty in the same tenor category are netted within such tenor category. The categories shown reflect our internally determined public rating agency equivalents.

	As of December 2012						
in millions **Credit Rating Equivalent**	**0 - 12 Months**	**1 - 5 Years**	**5 Years or Greater**	**Total**	**Netting**	**Exposure**	**Exposure Net of Collateral**
AAA/Aaa	**$ 494**	**$ 1,934**	**$ 2,778**	**$ 5,206**	**$ (1,476)**	**$ 3,730**	**$ 3,443**
AA/Aa2	**4,631**	**7,483**	**20,357**	**32,471**	**(16,026)**	**16,445**	**10,467**
A/A2	**13,422**	**26,550**	**42,797**	**82,769**	**(57,868)**	**24,901**	**16,326**
BBB/Baa2	**7,032**	**12,173**	**27,676**	**46,881**	**(32,962)**	**13,919**	**4,577**
BB/Ba2 or lower	**2,489**	**5,762**	**7,676**	**15,927**	**(9,116)**	**6,811**	**4,544**
Unrated	**326**	**927**	**358**	**1,611**	**(13)**	**1,598**	**1,259**
Total	**$28,394**	**$54,829**	**$101,642**	**$184,865**	**$(117,461)**	**$67,404**	**$40,616**

	As of December 2011						
in millions **Credit Rating Equivalent**	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Netting	Exposure	Exposure Net of Collateral
AAA/Aaa	$ 727	$ 786	$ 2,297	$ 3,810	$ (729)	$ 3,081	$ 2,770
AA/Aa2	4,661	10,198	28,094	42,953	(22,972)	19,981	12,954
A/A2	17,704	36,553	50,787	105,044	(73,873)	31,171	17,109
BBB/Baa2	7,376	14,222	25,612	47,210	(36,214)	10,996	6,895
BB/Ba2 or lower	2,896	4,497	6,597	13,990	(6,729)	7,261	4,527
Unrated	752	664	391	1,807	(149)	1,658	1,064
Total	$34,116	$66,920	$113,778	$214,814	$(140,666)	$74,148	$45,319

Lending Activities. We manage the firm's traditional credit origination activities, including funded loans and lending commitments (both fair value and held for investment loans and lending commitments), using the credit risk process, measures and limits described above. Other lending positions, including secondary trading positions, are risk-managed as a component of market risk.

Other Credit Exposures. The firm is exposed to credit risk from its receivables from brokers, dealers and clearing organizations and customers and counterparties. Receivables from brokers, dealers and clearing organizations are primarily comprised of initial margin placed with clearing organizations and receivables related to sales of securities which have traded, but not yet settled. These receivables have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements. Receivables from customers and counterparties are generally comprised of collateralized receivables related to customer securities transactions and have minimal credit risk due to both the value of the collateral received and the short-term nature of these receivables.

Credit Exposures

As of December 2012, our credit exposures increased as compared with December 2011, reflecting an increase in cash and loans and lending commitments, partially offset by a decrease in OTC derivative exposures. The percentage of our credit exposure arising from non-investment-grade counterparties (based on our internally determined public rating agency equivalents) increased from December 2011 reflecting an increase in loans and lending commitments. Counterparty defaults rose slightly during the year ended December 2012; however, the estimated losses associated with these counterparty defaults were lower as compared with the prior year.

The tables below present the firm's credit exposures related to cash, OTC derivatives, and loans and lending commitments associated with traditional credit origination activities broken down by industry, region and internal credit rating.

Credit Exposure by Industry

	Cash		OTC Derivatives		Loans and Lending Commitments [1]	
	As of December		As of December		As of December	
in millions	**2012**	2011	**2012**	2011	**2012**	2011
Asset Managers & Funds	**$ —**	$ 64	**$10,552**	$10,582	**$ 1,673**	$ 1,290
Banks, Brokers & Other Financial Institutions	**10,507**	12,535	**21,310**	25,041	**6,192**	3,591
Consumer Products, Non-Durables & Retail	**—**	11	**1,516**	1,031	**13,304**	12,685
Government & Central Banks	**62,162**	43,389	**14,729**	16,642	**1,782**	1,828
Healthcare & Education	**—**	—	**3,764**	2,962	**7,717**	7,158
Insurance	**—**	—	**4,214**	2,828	**3,199**	2,891
Natural Resources & Utilities	**—**	—	**4,383**	4,803	**16,360**	14,795
Real Estate	**—**	—	**381**	327	**3,796**	2,695
Technology, Media, Telecommunications & Services	**—**	2	**2,016**	2,124	**17,674**	12,646
Transportation	**—**	—	**1,207**	1,104	**6,557**	5,753
Other	**—**	7	**3,332**	6,704	**4,650**	5,759
Total [2]	**$72,669**	$56,008	**$67,404**	$74,148	**$82,904**	$71,091

Credit Exposure by Region

	Cash		OTC Derivatives		Loans and Lending Commitments [1]	
	As of December		As of December		As of December	
in millions	**2012**	2011	**2012**	2011	**2012**	2011
Americas	**$65,193**	$48,543	**$32,968**	$36,591	**$59,792**	$52,755
EMEA [3]	**1,683**	1,800	**26,739**	29,549	**21,104**	16,989
Asia	**5,793**	5,665	**7,697**	8,008	**2,008**	1,347
Total [2]	**$72,669**	$56,008	**$67,404**	$74,148	**$82,904**	$71,091

Credit Exposure by Credit Quality

	Cash		OTC Derivatives		Loans and Lending Commitments [1]	
in millions	As of December		As of December		As of December	
Credit Rating Equivalent	**2012**	2011	**2012**	2011	**2012**	2011
AAA/Aaa	**$59,825**	$40,559	**$ 3,730**	$ 3,081	**$ 2,179**	$ 2,192
AA/Aa2	**6,356**	7,463	**16,445**	19,981	**7,220**	7,026
A/A2	**5,068**	6,464	**24,901**	31,171	**21,901**	21,055
BBB/Baa2	**326**	195	**13,919**	10,996	**26,313**	22,937
BB/Ba2 or lower	**1,094**	1,209	**6,811**	7,261	**25,291**	17,820
Unrated	**—**	118	**1,598**	1,658	**—**	61
Total [2]	**$72,669**	$56,008	**$67,404**	$74,148	**$82,904**	$71,091

1. Includes approximately $12 billion and $10 billion of loans as of December 2012 and December 2011, respectively, and approximately $71 billion and $61 billion of lending commitments as of December 2012 and December 2011, respectively. Excludes certain bank loans and bridge loans and certain lending commitments that are risk managed as part of market risk using VaR and sensitivity measures.

2. The firm bears credit risk related to resale agreements and securities borrowed only to the extent that cash advanced or the value of securities pledged or delivered to the counterparty exceeds the value of the collateral received. The firm also has credit exposure on repurchase agreements and securities loaned to the extent that the value of securities pledged or delivered to the counterparty for these transactions exceeds the amount of cash or collateral received. We had approximately $37 billion and $41 billion as of December 2012 and December 2011, respectively, in credit exposure related to securities financing transactions reflecting applicable netting agreements and collateral.

3. EMEA (Europe, Middle East and Africa).

Selected Country Exposures

During 2011 and throughout 2012, there have been concerns about European sovereign debt risk and its impact on the European banking system and a number of European member states have been experiencing significant credit deterioration. The most pronounced market concerns relate to Greece, Ireland, Italy, Portugal and Spain. The tables below present our credit exposure (both gross and net of hedges) to all sovereigns, financial institutions and corporate counterparties or borrowers in these countries. Credit exposure represents the potential for loss due to the default or deterioration in credit quality of a counterparty or borrower. In addition, the tables include the market exposure of our long and short inventory for which the issuer or underlier is located in these countries. Market exposure represents the potential for loss in value of our inventory due to changes in market prices. There is no overlap between the credit and market exposures in the tables below.

The country of risk is determined by the location of the counterparty, issuer or underlier's assets, where they generate revenue, the country in which they are headquartered, and/or the government whose policies affect their ability to repay their obligations.

As of December 2012

	Credit Exposure								Market Exposure			
in millions	Loans	OTC Derivatives	Other	Gross Funded	Hedges	Total Net Funded Credit Exposure	Unfunded Credit Exposure	Total Credit Exposure	Debt	Equities and Other	Credit Derivatives	Total Market Exposure
Greece												
Sovereign	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 30	$ —	$ —	$ 30
Non-Sovereign	—	5	1	6	—	6	—	6	65	15	(5)	75
Total Greece	—	5	1	6	—	6	—	6	95	15	(5)	105
Ireland												
Sovereign	—	1	103	104	—	104	—	104	8	—	(150)	(142)
Non-Sovereign	—	126	36	162	—	162	—	162	801	74	155	1,030
Total Ireland	—	127	139	266	—	266	—	266	809	74	5	888
Italy												
Sovereign	—	1,756	1	1,757	(1,714)	43	—	43	(415)	—	(603)	(1,018)
Non-Sovereign	43	560	129	732	(33)	699	587	1,286	434	65	(996)	(497)
Total Italy	43	2,316	130	2,489	(1,747)	742	587	1,329	19	65	(1,599)	(1,515)
Portugal												
Sovereign	—	141	61	202	—	202	—	202	155	—	(226)	(71)
Non-Sovereign	—	44	2	46	—	46	—	46	168	(6)	(133)	29
Total Portugal	—	185	63	248	—	248	—	248	323	(6)	(359)	(42)
Spain												
Sovereign	—	75	—	75	—	75	—	75	986	—	(268)	718
Non-Sovereign	1,048	259	23	1,330	(95)	1,235	733	1,968	1,268	83	(186)	1,165
Total Spain	1,048	334	23	1,405	(95)	1,310	733	2,043	2,254	83	(454)	1,883
Subtotal	$1,091 [1]	$2,967 [2]	$356	$4,414	$(1,842) [3]	$2,572	$1,320	$3,892	$3,500	$231	$(2,412) [3]	$ 1,319

1. Principally consists of collateralized loans.
2. Includes the benefit of $6.6 billion of cash and U.S. Treasury securities collateral and excludes non-U.S. government and agency obligations and corporate securities collateral of $357 million.
3. Includes written and purchased credit derivative notionals reduced by the fair values of such credit derivatives.

in millions	As of December 2011											
	Credit Exposure								Market Exposure			
	Loans	OTC Derivatives	Other	Gross Funded	Hedges	Total Net Funded Credit Exposure	Unfunded Credit Exposure	Total Credit Exposure	Debt	Equities and Other	Credit Derivatives	Total Market Exposure
Greece												
Sovereign	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 329	$ —	$ (22)	$ 307
Non-Sovereign	20	53	—	73	—	73	—	73	32	11	18	61
Total Greece	20	53	—	73	—	73	—	73	361	11	(4)	368
Ireland												
Sovereign	—	1	256	257	—	257	—	257	411	—	(352)	59
Non-Sovereign	—	542	66	608	(8)	600	57	657	412	85	115	612
Total Ireland	—	543	322	865	(8)	857	57	914	823	85	(237)	671
Italy												
Sovereign	—	1,666	3	1,669	(1,410)	259	—	259	210	—	200	410
Non-Sovereign	126	457	—	583	(25)	558	408	966	190	297	(896)	(409)
Total Italy	126	2,123	3	2,252	(1,435)	817	408	1,225	400	297	(696)	1
Portugal												
Sovereign	—	151	—	151	—	151	—	151	(98)	—	23	(75)
Non-Sovereign	—	53	2	55	—	55	—	55	230	13	(179)	64
Total Portugal	—	204	2	206	—	206	—	206	132	13	(156)	(11)
Spain												
Sovereign	—	88	—	88	—	88	—	88	151	—	(550)	(399)
Non-Sovereign	153	254	11	418	(141)	277	146	423	345	239	(629)	(45)
Total Spain	153	342	11	506	(141)	365	146	511	496	239	(1,179)	(444)
Subtotal	$299	$3,265 [1]	$338	$3,902	$(1,584)	$2,318	$611	$2,929	$2,212	$645	$(2,272) [2]	$ 585

1. Includes the benefit of $6.5 billion of cash and U.S. Treasury securities collateral and excludes non-U.S. government and agency obligations and corporate securities collateral of $341 million.

2. Includes written and purchased credit derivative notionals reduced by the fair values of such credit derivatives.

We economically hedge our exposure to written credit derivatives by entering into offsetting purchased credit derivatives with identical underlyings. Where possible, we endeavor to match the tenor and credit default terms of such hedges to that of our written credit derivatives. Substantially all purchased credit derivatives included above are bought from investment-grade counterparties domiciled outside of these countries and are collateralized with cash or U.S. Treasury securities. The gross purchased and written credit derivative notionals across the above countries for single-name and index credit default swaps (included in 'Hedges' and 'Credit Derivatives' in the tables above) were $179.4 billion and $168.6 billion, respectively, as of December 2012, and $177.8 billion and $167.3 billion, respectively, as of December 2011. Including netting under legally enforceable netting agreements, within each and across all of the countries above, the purchased and written credit derivative notionals for single-name and index credit default swaps were $26.0 billion and $15.3 billion, respectively, as of December 2012, and $28.2 billion and $17.7 billion, respectively, as of December 2011. These notionals are not representative of our exposure because they exclude available netting under legally enforceable netting agreements on other derivatives outside of these countries and collateral received or posted under credit support agreements.

In credit exposure above, 'Other' principally consists of deposits, secured lending transactions and other secured receivables, net of applicable collateral. As of December 2012 and December 2011, $4.8 billion and $7.0 billion, respectively, of secured lending transactions and other secured receivables were fully collateralized.

For information about the nature of or payout under trigger events related to written and purchased credit protection contracts see Note 7 to the consolidated financial statements.

We conduct stress tests intended to estimate the direct and indirect impact that might result from a variety of possible events involving the above countries, including sovereign defaults and the exit of one or more countries from the Euro area. In the stress tests, described in "Market Risk Management — Stress Testing" and "Credit Risk Management — Stress Tests/Scenario Analysis," we estimate the direct impact of the event on our credit and market exposures resulting from shocks to risk factors including, but not limited to, currency rates, interest rates, and equity prices. The parameters of these shocks vary based on the scenario reflected in each stress test. We also estimate the indirect impact on our exposures arising from potential market moves in response to the event, such as the impact of credit market deterioration on corporate borrowers and counterparties along with the shocks to the risk factors described above. We review estimated losses produced by the stress tests in order to understand their magnitude, highlight potential loss concentrations, and assess and mitigate our exposures where necessary.

Euro area exit scenarios include analysis of the impacts on exposure that might result from the redenomination of assets in the exiting country or countries. Constructing stress tests for these scenarios requires many assumptions about how exposures might be directly impacted and how resulting secondary market moves would indirectly impact such exposures. Given the multiple parameters involved in such scenarios, losses from such events are inherently difficult to quantify and may materially differ from our estimates. In order to prepare for any market disruption that might result from a Euro area exit, we test our operational and risk management readiness and capability to respond to a redenomination event.

See "Liquidity Risk Management — Modeled Liquidity Outflow," "Market Risk Management — Stress Testing" and "Credit Risk Management — Stress Tests/Scenario Analysis" for further discussion.

Operational Risk Management

Overview

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Our exposure to operational risk arises from routine processing errors as well as extraordinary incidents, such as major systems failures. Potential types of loss events related to internal and external operational risk include:

- clients, products and business practices;
- execution, delivery and process management;
- business disruption and system failures;
- employment practices and workplace safety;
- damage to physical assets;
- internal fraud; and
- external fraud.

The firm maintains a comprehensive control framework designed to provide a well-controlled environment to minimize operational risks. The Firmwide Operational Risk Committee, along with the support of regional or entity-specific working groups or committees, provides oversight of the ongoing development and implementation of our operational risk policies and framework. Our Operational Risk Management department (Operational Risk Management) is a risk management function independent of our revenue-producing units, reports to the firm's chief risk officer, and is responsible for developing and implementing policies, methodologies and a formalized framework for operational risk management with the goal of minimizing our exposure to operational risk.

Operational Risk Management Process

Managing operational risk requires timely and accurate information as well as a strong control culture. We seek to manage our operational risk through:

- the training, supervision and development of our people;
- the active participation of senior management in identifying and mitigating key operational risks across the firm;
- independent control and support functions that monitor operational risk on a daily basis and have instituted extensive policies and procedures and implemented controls designed to prevent the occurrence of operational risk events;
- proactive communication between our revenue-producing units and our independent control and support functions; and
- a network of systems throughout the firm to facilitate the collection of data used to analyze and assess our operational risk exposure.

We combine top-down and bottom-up approaches to manage and measure operational risk. From a top-down perspective, the firm's senior management assesses firmwide and business level operational risk profiles. From a bottom-up perspective, revenue-producing units and independent control and support functions are responsible for risk management on a day-to-day basis, including identifying, mitigating, and escalating operational risks to senior management.

Our operational risk framework is in part designed to comply with the operational risk measurement rules under Basel 2 and has evolved based on the changing needs of our businesses and regulatory guidance. Our framework comprises the following practices:

- Risk identification and reporting;
- Risk measurement; and
- Risk monitoring.

Internal Audit performs a review of our operational risk framework, including our key controls, processes and applications, on an annual basis to assess the effectiveness of our framework.

Risk Identification and Reporting

The core of our operational risk management framework is risk identification and reporting. We have a comprehensive data collection process, including firmwide policies and procedures, for operational risk events.

We have established policies that require managers in our revenue-producing units and our independent control and support functions to escalate operational risk events. When operational risk events are identified, our policies require that the events be documented and analyzed to determine whether changes are required in the firm's systems and/or processes to further mitigate the risk of future events.

In addition, our firmwide systems capture internal operational risk event data, key metrics such as transaction volumes, and statistical information such as performance trends. We use an internally-developed operational risk management application to aggregate and organize this information. Managers from both revenue-producing units and independent control and support functions analyze the information to evaluate operational risk exposures and identify businesses, activities or products with heightened levels of operational risk. We also provide periodic operational risk reports to senior management, risk committees and the Board.

Risk Measurement

We measure the firm's operational risk exposure over a twelve-month time horizon using both statistical modeling and scenario analyses, which involve qualitative assessments of the potential frequency and extent of potential operational risk losses, for each of the firm's businesses. Operational risk measurement incorporates qualitative and quantitative assessments of factors including:

- internal and external operational risk event data;
- assessments of the firm's internal controls;
- evaluations of the complexity of the firm's business activities;
- the degree of and potential for automation in the firm's processes;
- new product information;
- the legal and regulatory environment;
- changes in the markets for the firm's products and services, including the diversity and sophistication of the firm's customers and counterparties; and
- the liquidity of the capital markets and the reliability of the infrastructure that supports the capital markets.

The results from these scenario analyses are used to monitor changes in operational risk and to determine business lines that may have heightened exposure to operational risk. These analyses ultimately are used in the determination of the appropriate level of operational risk capital to hold.

Risk Monitoring

We evaluate changes in the operational risk profile of the firm and its businesses, including changes in business mix or jurisdictions in which the firm operates, by monitoring the factors noted above at a firmwide level. The firm has both detective and preventive internal controls, which are designed to reduce the frequency and severity of operational risk losses and the probability of operational risk events. We monitor the results of assessments and independent internal audits of these internal controls.

Recent Accounting Developments

See Note 3 to the consolidated financial statements for information about Recent Accounting Developments.

Certain Risk Factors That May Affect Our Businesses

We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal, regulatory and reputational risks. For a discussion of how management seeks to manage some of these risks, see "Overview and Structure of Risk Management." A summary of the more important factors that could affect our businesses follows. For a further discussion of these and other important factors that could affect our businesses, financial condition, results of operations, cash flows and liquidity, see "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

- Our businesses have been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally.
- Our businesses have been and may be adversely affected by declining asset values. This is particularly true for those businesses in which we have net "long" positions, receive fees based on the value of assets managed, or receive or post collateral.
- Our businesses have been and may be adversely affected by disruptions in the credit markets, including reduced access to credit and higher costs of obtaining credit.
- Our market-making activities have been and may be affected by changes in the levels of market volatility.
- Our investment banking, client execution and investment management businesses have been adversely affected and may continue to be adversely affected by market uncertainty or lack of confidence among investors and CEOs due to general declines in economic activity and other unfavorable economic, geopolitical or market conditions.
- Our investment management business may be affected by the poor investment performance of our investment products.
- We may incur losses as a result of ineffective risk management processes and strategies.
- Our liquidity, profitability and businesses may be adversely affected by an inability to access the debt capital markets or to sell assets or by a reduction in our credit ratings or by an increase in our credit spreads.
- Conflicts of interest are increasing and a failure to appropriately identify and address conflicts of interest could adversely affect our businesses.
- Group Inc. is a holding company and is dependent for liquidity on payments from its subsidiaries, many of which are subject to restrictions.
- Our businesses, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets or whose securities or obligations we hold.
- Concentration of risk increases the potential for significant losses in our market-making, underwriting, investing and lending activities.
- The financial services industry is highly competitive.
- We face enhanced risks as new business initiatives lead us to transact with a broader array of clients and counterparties and expose us to new asset classes and new markets.
- Derivative transactions and delayed settlements may expose us to unexpected risk and potential losses.
- Our businesses may be adversely affected if we are unable to hire and retain qualified employees.
- Our businesses and those of our clients are subject to extensive and pervasive regulation around the world.
- We may be adversely affected by increased governmental and regulatory scrutiny or negative publicity.
- A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the disclosure of confidential information, damage our reputation and cause losses.
- Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause us significant reputational harm, which in turn could seriously harm our business prospects.
- The growth of electronic trading and the introduction of new trading technology may adversely affect our business and may increase competition.
- Our commodities activities, particularly our power generation interests and our physical commodities activities, subject us to extensive regulation, potential catastrophic events and environmental, reputational and other risks that may expose us to significant liabilities and costs.
- In conducting our businesses around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in many countries.
- We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks, extreme weather events or other natural disasters.

Management's Report on Internal Control over Financial Reporting

Management of The Goldman Sachs Group, Inc., together with its consolidated subsidiaries (the firm), is responsible for establishing and maintaining adequate internal control over financial reporting. The firm's internal control over financial reporting is a process designed under the supervision of the firm's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2012, management conducted an assessment of the firm's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the firm's internal control over financial reporting as of December 31, 2012 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the firm; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the firm's assets that could have a material effect on our financial statements.

The firm's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 106, which expresses an unqualified opinion on the effectiveness of the firm's internal control over financial reporting as of December 31, 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 105. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
February 28, 2013

Consolidated Statements of Earnings

in millions, except per share amounts	Year Ended December 2012	2011	2010
Revenues			
Investment banking	**$ 4,941**	$ 4,361	$ 4,810
Investment management	**4,968**	4,691	4,669
Commissions and fees	**3,161**	3,773	3,569
Market making	**11,348**	9,287	13,678
Other principal transactions	**5,865**	1,507	6,932
Total non-interest revenues	**30,283**	23,619	33,658
Interest income	**11,381**	13,174	12,309
Interest expense	**7,501**	7,982	6,806
Net interest income	**3,880**	5,192	5,503
Net revenues, including net interest income	**34,163**	28,811	39,161
Operating expenses			
Compensation and benefits	**12,944**	12,223	15,376
U.K. bank payroll tax	**—**	—	465
Brokerage, clearing, exchange and distribution fees	**2,208**	2,463	2,281
Market development	**509**	640	530
Communications and technology	**782**	828	758
Depreciation and amortization	**1,738**	1,865	1,889
Occupancy	**875**	1,030	1,086
Professional fees	**867**	992	927
Insurance reserves	**598**	529	398
Other expenses	**2,435**	2,072	2,559
Total non-compensation expenses	**10,012**	10,419	10,428
Total operating expenses	**22,956**	22,642	26,269
Pre-tax earnings	**11,207**	6,169	12,892
Provision for taxes	**3,732**	1,727	4,538
Net earnings	**7,475**	4,442	8,354
Preferred stock dividends	**183**	1,932	641
Net earnings applicable to common shareholders	**$ 7,292**	$ 2,510	$ 7,713
Earnings per common share			
Basic	**$ 14.63**	$ 4.71	$ 14.15
Diluted	**14.13**	4.51	13.18
Average common shares outstanding			
Basic	**496.2**	524.6	542.0
Diluted	**516.1**	556.9	585.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

in millions	Year Ended December		
	2012	2011	2010
Net earnings	**$7,475**	$4,442	$8,354
Other comprehensive income/(loss), net of tax:			
Currency translation adjustment, net of tax	**(89)**	(55)	(38)
Pension and postretirement liability adjustments, net of tax	**168**	(145)	88
Net unrealized gains/(losses) on available-for-sale securities, net of tax	**244**	(30)	26
Other comprehensive income/(loss)	**323**	(230)	76
Comprehensive income	**$7,798**	$4,212	$8,430

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Condition

in millions, except share and per share amounts	As of December 2012	As of December 2011
Assets		
Cash and cash equivalents	**$ 72,669**	$ 56,008
Cash and securities segregated for regulatory and other purposes (includes $30,484 and $42,014 at fair value as of December 2012 and December 2011, respectively)	**49,671**	64,264
Collateralized agreements:		
Securities purchased under agreements to resell and federal funds sold (includes $141,331 and $187,789 at fair value as of December 2012 and December 2011, respectively)	**141,334**	187,789
Securities borrowed (includes $38,395 and $47,621 at fair value as of December 2012 and December 2011, respectively)	**136,893**	153,341
Receivables from brokers, dealers and clearing organizations	**18,480**	14,204
Receivables from customers and counterparties (includes $7,866 and $9,682 at fair value as of December 2012 and December 2011, respectively)	**72,874**	60,261
Financial instruments owned, at fair value (includes $67,177 and $53,989 pledged as collateral as of December 2012 and December 2011, respectively)	**407,011**	364,206
Other assets (includes $13,426 and $0 at fair value as of December 2012 and December 2011, respectively)	**39,623**	23,152
Total assets	**$938,555**	$923,225
Liabilities and shareholders' equity		
Deposits (includes $5,100 and $4,526 at fair value as of December 2012 and December 2011, respectively)	**$ 70,124**	$ 46,109
Collateralized financings:		
Securities sold under agreements to repurchase, at fair value	**171,807**	164,502
Securities loaned (includes $1,558 and $107 at fair value as of December 2012 and December 2011, respectively)	**13,765**	7,182
Other secured financings (includes $30,337 and $30,019 at fair value as of December 2012 and December 2011, respectively)	**32,010**	37,364
Payables to brokers, dealers and clearing organizations	**5,283**	3,667
Payables to customers and counterparties	**189,202**	194,625
Financial instruments sold, but not yet purchased, at fair value	**126,644**	145,013
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $17,595 and $17,854 at fair value as of December 2012 and December 2011, respectively)	**44,304**	49,038
Unsecured long-term borrowings (includes $12,593 and $17,162 at fair value as of December 2012 and December 2011, respectively)	**167,305**	173,545
Other liabilities and accrued expenses (includes $12,043 and $9,486 at fair value as of December 2012 and December 2011, respectively)	**42,395**	31,801
Total liabilities	**862,839**	852,846
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock, par value $0.01 per share; aggregate liquidation preference of $6,200 and $3,100 as of December 2012 and December 2011, respectively	**6,200**	3,100
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 816,807,400 and 795,555,310 shares issued as of December 2012 and December 2011, respectively, and 465,148,387 and 485,467,565 shares outstanding as of December 2012 and December 2011, respectively	**8**	8
Restricted stock units and employee stock options	**3,298**	5,681
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	**—**	—
Additional paid-in capital	**48,030**	45,553
Retained earnings	**65,223**	58,834
Accumulated other comprehensive loss	**(193)**	(516)
Stock held in treasury, at cost, par value $0.01 per share; 351,659,015 and 310,087,747 shares as of December 2012 and December 2011, respectively	**(46,850)**	(42,281)
Total shareholders' equity	**75,716**	70,379
Total liabilities and shareholders' equity	**$938,555**	$923,225

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

in millions	Year Ended December 2012	2011	2010
Preferred stock			
Balance, beginning of year	**$ 3,100**	$ 6,957	$ 6,957
Issued	**3,100**	—	—
Repurchased	**—**	(3,857)	—
Balance, end of year	**6,200**	3,100	6,957
Common stock			
Balance, beginning of year	**8**	8	8
Issued	**—**	—	—
Balance, end of year	**8**	8	8
Restricted stock units and employee stock options			
Balance, beginning of year	**5,681**	7,706	6,245
Issuance and amortization of restricted stock units and employee stock options	**1,368**	2,863	4,137
Delivery of common stock underlying restricted stock units	**(3,659)**	(4,791)	(2,521)
Forfeiture of restricted stock units and employee stock options	**(90)**	(93)	(149)
Exercise of employee stock options	**(2)**	(4)	(6)
Balance, end of year	**3,298**	5,681	7,706
Additional paid-in capital			
Balance, beginning of year	**45,553**	42,103	39,770
Issuance of common stock	**—**	103	—
Delivery of common stock underlying share-based awards	**3,939**	5,160	3,067
Cancellation of restricted stock units in satisfaction of withholding tax requirements	**(1,437)**	(1,911)	(972)
Preferred stock issuance costs	**(13)**	—	—
Excess net tax benefit/(provision) related to share-based awards	**(11)**	138	239
Cash settlement of share-based compensation	**(1)**	(40)	(1)
Balance, end of year	**48,030**	45,553	42,103
Retained earnings			
Balance, beginning of year	**58,834**	57,163	50,252
Net earnings	**7,475**	4,442	8,354
Dividends and dividend equivalents declared on common stock and restricted stock units	**(903)**	(769)	(802)
Dividends on preferred stock	**(183)**	(2,002)	(641)
Balance, end of year	**65,223**	58,834	57,163
Accumulated other comprehensive loss			
Balance, beginning of year	**(516)**	(286)	(362)
Other comprehensive income/(loss)	**323**	(230)	76
Balance, end of year	**(193)**	(516)	(286)
Stock held in treasury, at cost			
Balance, beginning of year	**(42,281)**	(36,295)	(32,156)
Repurchased	**(4,646)**	(6,051)	(4,185)
Reissued	**77**	65	46
Balance, end of year	**(46,850)**	(42,281)	(36,295)
Total shareholders' equity	**$ 75,716**	$ 70,379	$ 77,356

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in millions	Year Ended December 2012	2011	2010
Cash flows from operating activities			
Net earnings	**$ 7,475**	$ 4,442	$ 8,354
Adjustments to reconcile net earnings to net cash provided by/(used for) operating activities			
Depreciation and amortization	**1,738**	1,869	1,904
Deferred income taxes	**(356)**	726	1,339
Share-based compensation	**1,319**	2,849	4,035
Gain on sale of hedge fund administration business	**(494)**	—	—
Changes in operating assets and liabilities			
Cash and securities segregated for regulatory and other purposes	**10,817**	(10,532)	(17,094)
Net receivables from brokers, dealers and clearing organizations	**(2,838)**	(3,780)	201
Net payables to customers and counterparties	**(17,661)**	13,883	(4,637)
Securities borrowed, net of securities loaned	**23,031**	8,940	19,638
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell and federal funds sold	**53,527**	122	(10,092)
Financial instruments owned, at fair value	**(48,783)**	5,085	(9,231)
Financial instruments sold, but not yet purchased, at fair value	**(18,867)**	4,243	11,602
Other, net	**3,971**	(5,346)	(11,376)
Net cash provided by/(used for) operating activities	**12,879**	22,501	(5,357)
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	**(961)**	(1,184)	(1,227)
Proceeds from sales of property, leasehold improvements and equipment	**49**	78	72
Business acquisitions, net of cash acquired	**(593)**	(431)	(804)
Proceeds from sales of investments	**1,195**	2,645	1,371
Purchase of available-for-sale securities	**(5,220)**	(2,752)	(1,885)
Proceeds from sales of available-for-sale securities	**4,537**	3,129	2,288
Loans held for investment, net	**(2,741)**	(856)	(800)
Net cash provided by/(used for) investing activities	**(3,734)**	629	(985)
Cash flows from financing activities			
Unsecured short-term borrowings, net	**(1,952)**	(3,780)	1,196
Other secured financings (short-term), net	**1,540**	(1,195)	12,689
Proceeds from issuance of other secured financings (long-term)	**4,687**	9,809	5,500
Repayment of other secured financings (long-term), including the current portion	**(11,576)**	(8,878)	(4,849)
Proceeds from issuance of unsecured long-term borrowings	**27,734**	29,169	20,231
Repayment of unsecured long-term borrowings, including the current portion	**(36,435)**	(29,187)	(22,607)
Derivative contracts with a financing element, net	**1,696**	1,602	1,222
Deposits, net	**24,015**	7,540	(849)
Preferred stock repurchased	**—**	(3,857)	—
Common stock repurchased	**(4,640)**	(6,048)	(4,183)
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	**(1,086)**	(2,771)	(1,443)
Proceeds from issuance of preferred stock, net of issuance costs	**3,087**	—	—
Proceeds from issuance of common stock, including stock option exercises	**317**	368	581
Excess tax benefit related to share-based compensation	**130**	358	352
Cash settlement of share-based compensation	**(1)**	(40)	(1)
Net cash provided by/(used for) financing activities	**7,516**	(6,910)	7,839
Net increase in cash and cash equivalents	**16,661**	16,220	1,497
Cash and cash equivalents, beginning of year	**56,008**	39,788	38,291
Cash and cash equivalents, end of year	**$ 72,669**	$ 56,008	$ 39,788

SUPPLEMENTAL DISCLOSURES:

Cash payments for interest, net of capitalized interest, were $9.25 billion, $8.05 billion and $6.74 billion for the years ended December 2012, December 2011 and December 2010, respectively.

Cash payments for income taxes, net of refunds, were $1.88 billion, $1.78 billion and $4.48 billion for the years ended December 2012, December 2011 and December 2010, respectively.

Non-cash activities:

During the year ended December 2012, the firm assumed $77 million of debt in connection with business acquisitions. During the year ended December 2011, the firm assumed $2.09 billion of debt and issued $103 million of common stock in connection with the acquisition of Goldman Sachs Australia Pty Ltd (GS Australia), formerly Goldman Sachs & Partners Australia Group Holdings Pty Ltd. During the year ended December 2010, the firm assumed $90 million of debt in connection with business acquisitions. In addition, in the first quarter of 2010, the firm recorded an increase of approximately $3 billion in both assets (primarily financial instruments owned, at fair value) and liabilities (primarily unsecured short-term borrowings and other liabilities) upon adoption of Accounting Standards Update (ASU) No. 2009-17, "Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities."

The accompanying notes are an integral part of these consolidated financial statements.

Note 1.

Description of Business

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.

The firm reports its activities in the following four business segments:

Investment Banking

The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include strategic advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, including domestic and cross-border transactions, as well as derivative transactions directly related to these activities.

Institutional Client Services

The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm also makes markets in and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and other prime brokerage services to institutional clients.

Investing & Lending

The firm invests in and originates loans to provide financing to clients. These investments and loans are typically longer-term in nature. The firm makes investments, directly and indirectly through funds that the firm manages, in debt securities and loans, public and private equity securities, real estate, consolidated investment entities and power generation facilities.

Investment Management

The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2.

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of Group Inc. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2012, 2011 and 2010 refer to the firm's years ended, or the dates, as the context requires, December 31, 2012, December 31, 2011 and December 31, 2010, respectively. Any reference to a future year refers to a year ending on December 31 of that year. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities, accounting for goodwill and identifiable intangible assets, and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements, Note 13 for policies on goodwill and identifiable intangible assets, and below and Note 11 for policies on consolidation accounting. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivatives and Hedging Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Securitization Activities	Note 10
Variable Interest Entities	Note 11
Other Assets	Note 12
Goodwill and Identifiable Intangible Assets	Note 13
Deposits	Note 14
Short-Term Borrowings	Note 15
Long-Term Borrowings	Note 16
Other Liabilities and Accrued Expenses	Note 17
Commitments, Contingencies and Guarantees	Note 18
Shareholders' Equity	Note 19
Regulation and Capital Adequacy	Note 20
Earnings Per Common Share	Note 21
Transactions with Affiliated Funds	Note 22
Interest Income and Interest Expense	Note 23
Income Taxes	Note 24
Business Segments	Note 25
Credit Concentrations	Note 26
Legal Proceedings	Note 27
Employee Benefit Plans	Note 28
Employee Incentive Plans	Note 29
Parent Company	Note 30

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of the entity's common stock or in-substance common stock.

In general, the firm accounts for investments acquired after the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant. See Note 12 for further information about equity-method investments.

Investment Funds. The firm has formed numerous investment funds with third-party investors. These funds are typically organized as limited partnerships or limited liability companies for which the firm acts as general partner or manager. Generally, the firm does not hold a majority of the economic interests in these funds. These funds are usually voting interest entities and generally are not consolidated because third-party investors typically have rights to terminate the funds or to remove the firm as general partner or manager. Investments in these funds are included in "Financial instruments owned, at fair value." See Notes 6, 18 and 22 for further information about investments in funds.

Use of Estimates

Preparation of these consolidated financial statements requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, accounting for goodwill and identifiable intangible assets, and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Revenue Recognition

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. Fair value gains or losses are generally included in "Market making" for positions in Institutional Client Services and "Other principal transactions" for positions in Investing & Lending. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded. Expenses associated with financial advisory assignments are recorded as non-compensation expenses, net of client reimbursements. Underwriting revenues are presented net of related expenses.

Investment Management. The firm earns management fees and incentive fees for investment management services. Management fees are calculated as a percentage of net asset value, invested capital or commitments, and are recognized over the period that the related service is provided. Incentive fees are calculated as a percentage of a fund's or separately managed account's return, or excess return above a specified benchmark or other performance target. Incentive fees are generally based on investment performance over a 12-month period or over the life of a fund. Fees that are based on performance over a 12-month period are subject to adjustment prior to the end of the measurement period. For fees that are based on investment performance over the life of the fund, future investment underperformance may require fees previously distributed to the firm to be returned to the fund. Incentive fees are recognized only when all material contingencies have been resolved. Management and incentive fee revenues are included in "Investment management" revenues.

Commissions and Fees. The firm earns "Commissions and fees" from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Transfers of Assets

Transfers of assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of assets accounted for as sales, any related gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 9 for further information about transfers of assets accounted for as collateralized financings and Note 10 for further information about transfers of assets accounted for as sales.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans, certain transfers of assets accounted for as secured loans rather than purchases at fair value, collateral posted in connection with certain derivative transactions, and loans held for investment. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option, with changes in fair value generally included in "Market making" revenues. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts. Interest on receivables from customers and counterparties is recognized over the life of the transaction and included in "Interest income." See Note 8 for further information about receivables from customers and counterparties.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's prime brokerage activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Insurance Activities

Certain of the firm's insurance and reinsurance contracts are accounted for at fair value under the fair value option, with changes in fair value included in "Market making" revenues. See Note 8 for further information about the fair values of these insurance and reinsurance contracts. See Note 12 for further information about the firm's reinsurance business classified as held for sale as of December 2012.

Revenues from variable annuity and life insurance and reinsurance contracts not accounted for at fair value generally consist of fees assessed on contract holder account balances for mortality charges, policy administration fees and surrender charges. These revenues are recognized in earnings over the period that services are provided and are included in "Market making" revenues. Changes in reserves, including interest credited to policyholder account balances, are recognized in "Insurance reserves."

Premiums earned for underwriting property catastrophe reinsurance are recognized in earnings over the coverage period, net of premiums ceded for the cost of reinsurance, and are included in "Market making" revenues. Expenses for liabilities related to property catastrophe reinsurance claims, including estimates of losses that have been incurred but not reported, are included in "Insurance reserves."

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statements of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, in the consolidated statements of comprehensive income.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. As of December 2012 and December 2011, "Cash and cash equivalents" included $6.75 billion and $7.95 billion, respectively, of cash and due from banks, and $65.92 billion and $48.05 billion, respectively, of interest-bearing deposits with banks.

Recent Accounting Developments

Reconsideration of Effective Control for Repurchase Agreements (ASC 860). In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860) — Reconsideration of Effective Control for Repurchase Agreements." ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 was effective for periods beginning after December 15, 2011. The firm adopted the standard on January 1, 2012. Adoption of ASU No. 2011-03 did not affect the firm's financial condition, results of operations or cash flows.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 was effective for periods beginning after December 15, 2011. The firm adopted the standard on January 1, 2012. Adoption of ASU No. 2011-04 did not materially affect the firm's financial condition, results of operations or cash flows.

Derecognition of in Substance Real Estate (ASC 360). In December 2011, the FASB issued ASU No. 2011-10, "Property, Plant, and Equipment (Topic 360) — Derecognition of in Substance Real Estate — a Scope Clarification." ASU No. 2011-10 clarifies that in order to deconsolidate a subsidiary (that is in substance real estate) as a result of a parent no longer controlling the subsidiary due to a default on the subsidiary's nonrecourse debt, the parent also must satisfy the sale criteria in ASC 360-20, "Property, Plant, and Equipment — Real Estate Sales." The ASU was effective for fiscal years beginning on or after June 15, 2012. The firm will apply the provisions of the ASU to such events occurring on or after January 1, 2013. Since the ASU applies only to events occurring on or after January 1, 2013, adoption did not affect the firm's financial condition, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized derivative instruments, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the firm's financial condition, results of operations or cash flows.

Note 4.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

The firm held $9.07 billion and $4.86 billion as of December 2012 and December 2011, respectively, of securities accounted for as available-for-sale related to the firm's reinsurance business. As of December 2012, such assets were classified as held for sale and were included in "Other assets." See Note 12 for further information about assets held for sale. As of December 2011, all available-for-sale securities were included in "Financial instruments owned, at fair value."

	As of December 2012		As of December 2011	
in millions	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 6,057	$ —	$ 13,440	$ —
U.S. government and federal agency obligations	93,241	15,905	87,040	21,006
Non-U.S. government and agency obligations	62,250	32,361	49,205	34,886
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	9,805	—	6,699	27
Loans and securities backed by residential real estate	8,216	4	7,592	3
Bank loans and bridge loans	22,407	1,779 [3]	19,745	2,756 [3]
Corporate debt securities	20,981	5,761	22,131	6,553
State and municipal obligations	2,477	1	3,089	3
Other debt obligations	2,251	—	4,362	—
Equities and convertible debentures	96,454	20,406	65,113	21,326
Commodities [1]	11,696	—	5,762	—
Derivatives [2]	71,176	50,427	80,028	58,453
Total	**$407,011**	**$126,644**	$364,206	$145,013

1. Includes commodities that have been transferred to third parties, which were accounted for as collateralized financings rather than sales, of $4.29 billion and $2.49 billion as of December 2012 and December 2011, respectively.

2. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when a legal right of setoff exists under an enforceable netting agreement.

3. Primarily relates to the fair value of unfunded lending commitments for which the fair value option was elected.

Gains and Losses from Market Making and Other Principal Transactions

The table below presents, by major product type, the firm's "Market making" and "Other principal transactions" revenues. These gains/(losses) are primarily related to the firm's financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, including both derivative and non-derivative financial instruments. These gains/(losses) exclude related interest income and interest expense. See Note 23 for further information about interest income and interest expense.

The gains/(losses) in the table are not representative of the manner in which the firm manages its business activities because many of the firm's market-making, client facilitation, and investing and lending strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. For example, most of the firm's longer-term derivatives are sensitive to changes in interest rates and may be economically hedged with interest rate swaps. Similarly, a significant portion of the firm's cash instruments and derivatives has exposure to foreign currencies and may be economically hedged with foreign currency contracts.

	Year Ended December		
in millions	2012	2011	2010
Interest rates	**$ 4,366**	$ 1,557	$ (2,042)
Credit	**5,506**	2,715	8,679
Currencies	**(1,004)**	901	3,219
Equities	**5,802**	2,788	6,862
Commodities	**575**	1,588	1,567
Other	**1,968** [1]	1,245	2,325
Total	**$17,213**	$10,794	$20,610

1. Includes a gain of approximately $500 million on the sale of the firm's hedge fund administration business, which is included in "Market making" revenues.

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about fair value measurements of other financial assets and financial liabilities accounted for at fair value under the fair value option.

Financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP are summarized below.

	As of December	
$ in millions	**2012**	2011
Total level 1 financial assets	**$ 190,737**	$ 136,780
Total level 2 financial assets	**502,293**	587,416
Total level 3 financial assets	**47,095**	47,937
Cash collateral and counterparty netting [1]	**(101,612)**	(120,821)
Total financial assets at fair value	**$ 638,513**	$ 651,312
Total assets	**$ 938,555**	$ 923,225
Total level 3 financial assets as a percentage of Total assets	**5.0%**	5.2%
Total level 3 financial assets as a percentage of Total financial assets at fair value	**7.4%**	7.4%
Total level 1 financial liabilities	**$ 65,994**	$ 75,557
Total level 2 financial liabilities	**318,764**	319,160
Total level 3 financial liabilities	**25,679**	25,498
Cash collateral and counterparty netting [1]	**(32,760)**	(31,546)
Total financial liabilities at fair value	**$ 377,677**	$ 388,669
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	**6.8%**	6.6%

1. Represents the impact on derivatives of cash collateral netting, and counterparty netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

Level 3 financial assets as of December 2012 decreased compared with December 2011, primarily reflecting a decrease in derivative assets, partially offset by an increase in private equity investments. The decrease in derivative assets primarily reflected a decline in credit derivative assets, principally due to settlements, unrealized losses and sales, partially offset by net transfers from level 2. Level 3 currency derivative assets also declined compared with December 2011, principally due to unrealized losses and net transfers to level 2. The increase in private equity investments primarily reflected purchases and unrealized gains, partially offset by settlements and net transfers to level 2.

See Notes 6, 7 and 8 for further information about level 3 cash instruments, derivatives and other financial assets and financial liabilities accounted for at fair value under the fair value option, respectively, including information about significant unrealized gains and losses, and transfers in and out of level 3.

Note 6.

Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government and agency obligations, bank loans and bridge loans, corporate debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include U.S. government obligations and most non-U.S. government obligations, actively traded listed equities, certain government agency obligations and money market instruments. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Cash Instruments

Level 2 cash instruments include commercial paper, certificates of deposit, time deposits, most government agency obligations, certain non-U.S. government obligations, most corporate debt securities, commodities, certain mortgage-backed loans and securities, certain bank loans and bridge loans, restricted or less liquid listed equities, most state and municipal obligations and certain lending commitments.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

The table below presents the valuation techniques and the nature of significant inputs generally used to determine the fair values of each type of level 3 cash instrument.

Level 3 Cash Instruments	Valuation Techniques and Significant Inputs
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses and include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral and the basis, or price difference, to such prices • Market yields implied by transactions of similar or related assets and/or current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds) • Recovery rates implied by the value of the underlying collateral, which is mainly driven by current performance of the underlying collateral, capitalization rates and multiples • Timing of expected future cash flows (duration)
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX (an index that tracks the performance of subprime residential mortgage bonds). Significant inputs include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Market yields implied by transactions of similar or related assets • Cumulative loss expectations, driven by default rates, home price projections, residential property liquidation timelines and related costs • Duration, driven by underlying loan prepayment speeds and residential property liquidation timelines
Bank loans and bridge loans	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying instrument or entity and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Market yields implied by transactions of similar or related assets and/or current levels and trends of market indices such as CDX and LCDX (indices that track the performance of corporate credit and loans, respectively) • Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation • Duration
Non-U.S. government and agency obligations Corporate debt securities State and municipal obligations Other debt obligations	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying instrument or entity and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Market yields implied by transactions of similar or related assets and/or current levels and trends of market indices such as CDX, LCDX and MCDX (an index that tracks the performance of municipal obligations) • Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation • Duration
Equities and convertible debentures (including private equity investments and investments in real estate entities)	Recent third-party completed or pending transactions (e.g., merger proposals, tender offers, debt restructurings) are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate: • Industry multiples (primarily EBITDA multiples) and public comparables • Transactions in similar instruments • Discounted cash flow techniques • Third-party appraisals The firm also considers changes in the outlook for the relevant industry and financial performance of the issuer as compared to projected performance. Significant inputs include: • Market and transaction multiples • Discount rates, long-term growth rates, earnings compound annual growth rates and capitalization rates • For equity instruments with debt-like features: market yields implied by transactions of similar or related assets, current performance and recovery assumptions, and duration

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value the firm's level 3 cash instruments. These ranges represent the significant unobservable inputs that were used in the valuation of each type of cash instrument. The ranges and weighted averages of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one cash instrument. For example, the highest multiple presented in the table for private equity investments is appropriate for valuing a specific private equity investment but may not be appropriate for valuing any other private equity investment. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 cash instruments.

Level 3 Cash Instruments	Level 3 Assets as of December 2012 *(in millions)*	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs (Weighted Average [1]) as of December 2012
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	$3,389	Discounted cash flows: • Yield • Recovery rate [3] • Duration (years) [4] • Basis	 4.0% to 43.3% (9.8%) 37.0% to 96.2% (81.7%) 0.1 to 7.0 (2.6) (13) points to 18 points (2 points)
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	$1,619	Discounted cash flows: • Yield • Cumulative loss rate • Duration (years) [4]	 3.1% to 17.0% (9.7%) 0.0% to 61.6% (31.6%) 1.3 to 5.9 (3.7)
Bank loans and bridge loans	$11,235	Discounted cash flows: • Yield • Recovery rate [3] • Duration (years) [4]	 0.3% to 34.5% (8.3%) 16.5% to 85.0% (56.0%) 0.2 to 4.4 (1.9)
Non-U.S. government and agency obligations Corporate debt securities State and municipal obligations Other debt obligations	$4,651	Discounted cash flows: • Yield • Recovery rate [3] • Duration (years) [4]	 0.6% to 33.7% (8.6%) 0.0% to 70.0% (53.4%) 0.5 to 15.5 (4.0)
Equities and convertible debentures (including private equity investments and investments in real estate entities)	$14,855 [2]	Comparable multiples: • Multiples Discounted cash flows: • Discount rate • Long-term growth rate/ compound annual growth rate • Capitalization rate	 0.7x to 21.0x (7.2x) 10.0% to 25.0% (14.3%) 0.7% to 25.0% (9.3%) 3.9% to 11.4% (7.3%)

1. Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
2. The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparables and discounted cash flows may be used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.
3. Recovery rate is a measure of expected future cash flows in a default scenario, expressed as a percentage of notional or face value of the instrument, and reflects the benefit of credit enhancement on certain instruments.
4. Duration is an estimate of the timing of future cash flows and, in certain cases, may incorporate the impact of other unobservable inputs (e.g., prepayment speeds).

Increases in yield, discount rate, capitalization rate, duration or cumulative loss rate used in the valuation of the firm's level 3 cash instruments would result in a lower fair value measurement, while increases in recovery rate, basis, multiples, long-term growth rate or compound annual growth rate would result in a higher fair value measurement. Due to the distinctive nature of each of the firm's level 3 cash instruments, the interrelationship of inputs is not necessarily uniform within each product type.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2012			
in millions	Level 1	Level 2	Level 3	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 2,155	$ 3,902	$ —	$ 6,057
U.S. government and federal agency obligations	42,856	50,385	—	93,241
Non-U.S. government and agency obligations	46,715	15,509	26	62,250
Mortgage and other asset-backed loans and securities [1]:				
Loans and securities backed by commercial real estate	—	6,416	3,389	9,805
Loans and securities backed by residential real estate	—	6,597	1,619	8,216
Bank loans and bridge loans	—	11,172	11,235	22,407
Corporate debt securities [2]	111	18,049	2,821	20,981
State and municipal obligations	—	1,858	619	2,477
Other debt obligations [2]	—	1,066	1,185	2,251
Equities and convertible debentures	72,875	8,724	14,855 [3]	96,454
Commodities	—	11,696	—	11,696
Total	**$164,712**	**$135,374**	**$35,749**	**$335,835**

	Cash Instrument Liabilities at Fair Value as of December 2012			
in millions	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$ 15,475	$ 430	$ —	$ 15,905
Non-U.S. government and agency obligations	31,011	1,350	—	32,361
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by residential real estate	—	4	—	4
Bank loans and bridge loans	—	1,143	636	1,779
Corporate debt securities	28	5,731	2	5,761
State and municipal obligations	—	1	—	1
Equities and convertible debentures	19,416	986	4	20,406
Total	**$ 65,930**	**$ 9,645**	**$ 642**	**$ 76,217**

1. Includes $489 million and $446 million of collateralized debt obligations (CDOs) backed by real estate in level 2 and level 3, respectively.
2. Includes $284 million and $1.76 billion of CDOs and collateralized loan obligations (CLOs) backed by corporate obligations in level 2 and level 3, respectively.
3. Includes $12.67 billion of private equity investments, $1.58 billion of investments in real estate entities and $600 million of convertible debentures.

in millions	Cash Instrument Assets at Fair Value as of December 2011			
	Level 1	Level 2	Level 3	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 3,255	$ 10,185	$ —	$ 13,440
U.S. government and federal agency obligations	29,263	57,777	—	87,040
Non-U.S. government and agency obligations	42,854	6,203	148	49,205
Mortgage and other asset-backed loans and securities [1]:				
Loans and securities backed by commercial real estate	—	3,353	3,346	6,699
Loans and securities backed by residential real estate	—	5,883	1,709	7,592
Bank loans and bridge loans	—	8,460	11,285	19,745
Corporate debt securities [2]	133	19,518	2,480	22,131
State and municipal obligations	—	2,490	599	3,089
Other debt obligations [2]	—	2,911	1,451	4,362
Equities and convertible debentures	39,955	11,491	13,667 [3]	65,113
Commodities	—	5,762	—	5,762
Total	$115,460	$134,033	$34,685	$284,178

in millions	Cash Instrument Liabilities at Fair Value as of December 2011			
	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$ 20,940	$ 66	$ —	$ 21,006
Non-U.S. government and agency obligations	34,339	547	—	34,886
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	—	27	—	27
Loans and securities backed by residential real estate	—	3	—	3
Bank loans and bridge loans	—	1,891	865	2,756
Corporate debt securities [4]	—	6,522	31	6,553
State and municipal obligations	—	3	—	3
Equities and convertible debentures	20,069	1,248	9	21,326
Total	$ 75,348	$ 10,307	$ 905	$ 86,560

1. Includes $213 million and $595 million of CDOs backed by real estate in level 2 and level 3, respectively.
2. Includes $403 million and $1.19 billion of CDOs and CLOs backed by corporate obligations in level 2 and level 3, respectively.
3. Includes $12.07 billion of private equity investments, $1.10 billion of investments in real estate entities and $497 million of convertible debentures.
4. Includes $27 million of CDOs and CLOs backed by corporate obligations in level 3.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 2012, transfers into level 2 from level 1 of cash instruments were $1.85 billion, including transfers of non-U.S. government obligations of $1.05 billion, reflecting the level of market activity in these instruments, and transfers of equity securities of $806 million, primarily reflecting the impact of transfer restrictions. Transfers into level 1 from level 2 of cash instruments were $302 million, including transfers of non-U.S. government obligations of $180 million, reflecting the level of market activity in these instruments, and transfers of equity securities of $102 million, where the firm was able to obtain quoted prices for certain actively traded instruments.

Level 3 Rollforward

If a cash instrument asset or liability was transferred to level 3 during a reporting period, its entire gain or loss for the period is included in level 3.

Level 3 cash instruments are frequently economically hedged with level 1 and level 2 cash instruments and/or level 1, level 2 or level 3 derivatives. Accordingly, gains or losses that are reported in level 3 can be partially offset by gains or losses attributable to level 1 or level 2 cash instruments and/or level 1, level 2 or level 3 derivatives. As a result, gains or losses included in the level 3 rollforward below do not necessarily represent the overall impact on the firm's results of operations, liquidity or capital resources.

The tables below present changes in fair value for all cash instrument assets and liabilities categorized as level 3 as of the end of the year.

	Level 3 Cash Instrument Assets at Fair Value for the Year Ended December 2012								
in millions	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases[1]	Sales	Settlements	Transfers into level 3	Transfers out of level 3	Balance, end of year
Non-U.S. government and agency obligations	$ 148	$ 2	$ (52)	$ 16	$ (40)	$ (45)	$ 1	$ (4)	$ 26
Mortgage and other asset-backed loans and securities:									
Loans and securities backed by commercial real estate	3,346	238	232	1,613	(910)	(1,389)	337	(78)	3,389
Loans and securities backed by residential real estate	1,709	146	276	703	(844)	(380)	65	(56)	1,619
Bank loans and bridge loans	11,285	592	322	4,595	(2,794)	(2,738)	1,178	(1,205)	11,235
Corporate debt securities	2,480	331	266	1,143	(961)	(438)	197	(197)	2,821
State and municipal obligations	599	26	2	96	(90)	(22)	8	—	619
Other debt obligations	1,451	64	(25)	759	(355)	(125)	39	(623)[2]	1,185
Equities and convertible debentures	13,667	292	992	3,071	(702)	(1,278)	965	(2,152)	14,855
Total	$34,685	$1,691[3]	$2,013[3]	$11,996	$(6,696)	$(6,415)	$2,790	$(4,315)	$35,749

	Level 3 Cash Instrument Liabilities at Fair Value for the Year Ended December 2012								
in millions	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Purchases[1]	Sales	Settlements	Transfers into level 3	Transfers out of level 3	Balance, end of year
Total	$ 905	$ (19)	$ (54)	$ (530)	$ 366	$ 45	$ 63	$ (134)	$ 642

1. Includes both originations and secondary market purchases.
2. Primarily reflects transfers related to the firm's reinsurance business of level 3 "Other debt obligations" within cash instruments at fair value to level 3 "Other assets," within other financial assets at fair value, as this business was classified as held for sale as of December 2012. See Note 8 for further information.
3. The aggregate amounts include approximately $617 million, $2.13 billion and $962 million reported in "Market making," "Other principal transactions" and "Interest income," respectively.

The net unrealized gain on level 3 cash instruments of $2.07 billion (reflecting $2.01 billion on cash instrument assets and $54 million on cash instrument liabilities) for the year ended December 2012 primarily consisted of gains on private equity investments, mortgage and other asset-backed loans and securities, bank loans and bridge loans, and corporate debt securities. Unrealized gains during the year ended December 2012 primarily reflected the impact of an increase in global equity prices and tighter credit spreads.

Transfers into level 3 during the year ended December 2012 primarily reflected transfers from level 2 of certain bank loans and bridge loans, and private equity investments, principally due to a lack of market transactions in these instruments.

Transfers out of level 3 during the year ended December 2012 primarily reflected transfers to level 2 of certain private equity investments and bank loans and bridge loans. Transfers of private equity investments to level 2 were principally due to improved transparency of market prices as a result of market transactions in these instruments. Transfers of bank loans and bridge loans to level 2 were principally due to market transactions in these instruments and unobservable inputs no longer being significant to the valuation of certain loans.

in millions	Level 3 Cash Instrument Assets at Fair Value for the Year Ended December 2011							
	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases [1]	Sales	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Non-U.S. government obligations	$ —	$ 25	$ (63)	$ 27	$ (123)	$ (8)	$ 290	$ 148
Mortgage and other asset-backed loans and securities:								
Loans and securities backed by commercial real estate	3,976	222	80	1,099	(1,124)	(831)	(76)	3,346
Loans and securities backed by residential real estate	2,501	253	(81)	768	(702)	(456)	(574)	1,709
Bank loans and bridge loans	9,905	540	(216)	6,725	(2,329)	(1,554)	(1,786)	11,285
Corporate debt securities	2,737	391	(132)	1,319	(1,137)	(697)	(1)	2,480
State and municipal obligations	754	12	(1)	448	(591)	(13)	(10)	599
Other debt obligations	1,274	124	(17)	560	(388)	(212)	110	1,451
Equities and convertible debentures	11,060	240	338	2,731	(1,196)	(855)	1,349	13,667
Total	$32,207	$1,807 [2]	$ (92) [2]	$13,677	$(7,590)	$(4,626)	$ (698)	$34,685

in millions	Level 3 Cash Instrument Liabilities at Fair Value for the Year Ended December 2011							
	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Purchases [1]	Sales	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Total	$ 446	$ (27)	$ 218	$ (491)	$ 475	$ 272	$ 12	$ 905

1. Includes both originations and secondary market purchases.

2. The aggregate amounts include approximately $(202) million, $623 million and $1.29 billion reported in "Market making," "Other principal transactions" and "Interest income," respectively.

The net unrealized loss on level 3 cash instruments of $310 million (reflecting losses of $92 million on cash instrument assets and $218 million on cash instrument liabilities) for the year ended December 2011 primarily consisted of losses on bank loans and bridge loans and corporate debt securities, primarily reflecting the impact of unfavorable credit markets and losses on relationship lending. These losses were partially offset by gains in private equity investments, where prices were generally corroborated through market transactions in similar financial instruments during the year.

Significant transfers in or out of level 3 during the year ended December 2011 included:

- Bank loans and bridge loans: net transfer out of level 3 of $1.79 billion, primarily due to transfers to level 2 of certain loans due to improved transparency of market prices as a result of market transactions in these or similar loans, partially offset by transfers to level 3 of other loans primarily due to reduced transparency of market prices as a result of less market activity in these loans.
- Equities and convertible debentures: net transfer into level 3 of $1.35 billion, primarily due to transfers to level 3 of certain private equity investments due to reduced transparency of market prices as a result of less market activity in these financial instruments, partially offset by transfers to level 2 of other private equity investments due to improved transparency of market prices as a result of market transactions in these financial instruments.
- Loans and securities backed by residential real estate: net transfer out of level 3 of $574 million, principally due to transfers to level 2 of certain loans due to improved transparency of market prices used to value these loans, as well as unobservable inputs no longer being significant to the valuation of these loans.

Investments in Funds That Calculate Net Asset Value Per Share

Cash instruments at fair value include investments in funds that are valued based on the net asset value per share (NAV) of the investment fund. The firm uses NAV as its measure of fair value for fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

The firm's investments in funds that calculate NAV primarily consist of investments in firm-sponsored funds where the firm co-invests with third-party investors. The private equity, credit and real estate funds are primarily closed-end funds in which the firm's investments are not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated and it is estimated that substantially all of the underlying assets of existing funds will be liquidated over the next seven years. The firm continues to manage its existing funds taking into account the transition periods under the Volcker Rule of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), although the rules have not yet been finalized.

The firm's investments in hedge funds are generally redeemable on a quarterly basis with 91 days' notice, subject to a maximum redemption level of 25% of the firm's initial investments at any quarter-end. The firm currently plans to comply with the Volcker Rule by redeeming certain of its interests in hedge funds. The firm redeemed approximately $1.06 billion of these interests in hedge funds during the year ended December 2012.

The table below presents the fair value of the firm's investments in, and unfunded commitments to, funds that calculate NAV.

	As of December 2012		As of December 2011	
in millions	**Fair Value of Investments**	**Unfunded Commitments**	Fair Value of Investments	Unfunded Commitments
Private equity funds [1]	**$ 7,680**	**$2,778**	$ 8,074	$3,514
Credit funds [2]	**3,927**	**2,843**	3,596	3,568
Hedge funds [3]	**2,167**	**—**	3,165	—
Real estate funds [4]	**2,006**	**870**	1,531	1,613
Total	**$15,780**	**$6,491**	$16,366	$8,695

1. These funds primarily invest in a broad range of industries worldwide in a variety of situations, including leveraged buyouts, recapitalizations and growth investments.
2. These funds generally invest in loans and other fixed income instruments and are focused on providing private high-yield capital for mid- to large-sized leveraged and management buyout transactions, recapitalizations, financings, refinancings, acquisitions and restructurings for private equity firms, private family companies and corporate issuers.
3. These funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies including long/short equity, credit, convertibles, risk arbitrage, special situations and capital structure arbitrage.
4. These funds invest globally, primarily in real estate companies, loan portfolios, debt recapitalizations and direct property.

Note 7.

Derivatives and Hedging Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Market-Making. As a market maker, the firm enters into derivative transactions to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making and investing and lending activities in derivative and cash instruments. The firm's holdings and exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by-instrument basis. The offsetting impact of this economic hedging is reflected in the same business segment as the related revenues. In addition, the firm may enter into derivatives designated as hedges under U.S. GAAP. These derivatives are used to manage foreign currency exposure on the net investment in certain non-U.S. operations and to manage interest rate exposure in certain fixed-rate unsecured long-term and short-term borrowings, and deposits.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

Substantially all gains and losses on derivatives not designated as hedges under ASC 815 are included in "Market making" and "Other principal transactions."

The table below presents the fair value of derivatives on a net-by-counterparty basis.

	As of December 2012		As of December 2011	
in millions	**Derivative Assets**	**Derivative Liabilities**	Derivative Assets	Derivative Liabilities
Exchange-traded	**$ 3,772**	**$ 2,937**	$ 5,880	$ 3,172
Over-the-counter	**67,404**	**47,490**	74,148	55,281
Total	**$71,176**	**$50,427**	$80,028	$58,453

The table below presents the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values in the table below exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity; however, they do not represent anticipated losses.

	As of December 2012			As of December 2011		
in millions	**Derivative Assets**	**Derivative Liabilities**	**Notional Amount**	Derivative Assets	Derivative Liabilities	Notional Amount
Derivatives not accounted for as hedges						
Interest rates	**$ 584,584**	**$ 545,605**	**$34,891,763**	$ 624,189	$ 582,608	$38,111,097
Credit	**85,816**	**74,927**	**3,615,757**	150,816	130,659	4,032,330
Currencies	**72,128**	**60,808**	**3,833,114**	88,654	71,736	3,919,525
Commodities	**23,320**	**24,350**	**774,115**	35,966	38,050	799,925
Equities	**49,483**	**43,681**	**1,202,181**	64,135	51,928	1,433,087
Subtotal	**815,331**	**749,371**	**44,316,930**	963,760	874,981	48,295,964
Derivatives accounted for as hedges						
Interest rates	**23,772**	**66**	**128,302**	21,981	13	109,860
Currencies	**21**	**86**	**8,452**	124	21	8,307
Subtotal	**23,793**	**152**	**136,754**	22,105	34	118,167
Gross fair value/notional amount of derivatives	**$ 839,124**	**$ 749,523**	**$44,453,684**	$ 985,865	$ 875,015	$48,414,131
Counterparty netting [1]	**(668,460)**	**(668,460)**		(787,733)	(787,733)	
Cash collateral netting [2]	**(99,488)**	**(30,636)**		(118,104)	(28,829)	
Fair value included in financial instruments owned	**$ 71,176**			$ 80,028		
Fair value included in financial instruments sold, but not yet purchased		**$ 50,427**			$ 58,453	

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., models that incorporate option pricing methodologies, Monte Carlo simulations and discounted cash flows). Price transparency of derivatives can generally be characterized by product type.

Interest Rate. In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate) are more complex, but the prices and other inputs are generally observable.

Credit. Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to have less price transparency than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.

Currency. Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the price transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.

Commodity. Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

- For the majority of the firm's interest rate and currency derivatives classified within level 3, significant unobservable inputs include correlations of certain currencies and interest rates (e.g., the correlation between Euro inflation and Euro interest rates) and specific interest rate volatilities.
- For level 3 credit derivatives, significant level 3 inputs include illiquid credit spreads, which are unique to specific reference obligations and reference entities, recovery rates and certain correlations required to value credit and mortgage derivatives (e.g., the likelihood of default of the underlying reference obligation relative to one another).
- For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.
- For level 3 commodity derivatives, significant level 3 inputs include volatilities for options with strike prices that differ significantly from current market prices and prices or spreads for certain products for which the product quality or physical location of the commodity is not aligned with benchmark indices.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See below for further information about unobservable inputs used in the valuation of level 3 derivatives.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity, credit valuation adjustments (CVA) and funding valuation adjustments, which account for the credit and funding risk inherent in derivative portfolios. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value the firm's level 3 derivatives. These ranges represent the significant unobservable inputs that were used in the valuation of each type of derivative. The ranges, averages and medians of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one derivative. For example, the highest correlation presented in the table for interest rate derivatives is appropriate for valuing a specific interest rate derivative but may not be appropriate for valuing any other interest rate derivative. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 derivatives.

Level 3 Derivative Product Type	Net Level 3 Assets/(Liabilities) as of December 2012 *(in millions)*	Significant Unobservable Inputs of Derivative Pricing Models	Range of Significant Unobservable Inputs (Average / Median) [1] as of December 2012
Interest rates	**$(355)**	Correlation [2]	22% to 97% (67% / 68%)
		Volatility	37 basis points per annum (bpa) to 59 bpa (48 bpa / 47 bpa)
Credit	**$6,228**	Correlation [2]	5% to 95% (50% / 50%)
		Credit spreads	9 bps to 2,341 bps (225 bps / 140 bps) [3]
		Recovery rates	15% to 85% (54% / 53%)
Currencies	**$35**	Correlation [2]	65% to 87% (76% / 79%)
Commodities	**$(304)**	Volatility	13% to 53% (30% / 29%)
		Spread per million British Thermal units (MMBTU) of natural gas	$(0.61) to $6.07 ($0.02 / $0.00)
		Price per megawatt hour of power	$17.30 to $57.39 ($33.17 / $32.80)
		Price per barrel of oil	$86.64 to $98.43 ($92.76 / $93.62)
Equities	**$(1,248)**	Correlation [2]	48% to 98% (68% / 67%)
		Volatility	15% to 73% (31% / 30%)

1. Averages represent the arithmetic average of the inputs and are not weighted by the relative fair value or notional of the respective financial instruments. An average greater than the median indicates that the majority of inputs are below the average.
2. The range of unobservable inputs for correlation across derivative product types (i.e., cross-asset correlation) was (51)% to 66% (Average: 30% / Median: 35%) as of December 2012.
3. The difference between the average and the median for the credit spreads input indicates that the majority of the inputs fall in the lower end of the range.

Range of Significant Unobservable Inputs

The following provides further information about the ranges of unobservable inputs used to value the firm's level 3 derivative instruments.

- Correlation: Ranges for correlation cover a variety of underliers both within one market (e.g., equity index and equity single stock names) and across markets (e.g., correlation of a commodity price and a foreign exchange rate), as well as across regions. Generally, cross-asset correlation inputs are used to value more complex instruments and are lower than correlation inputs on assets within the same derivative product type.
- Volatility: Ranges for volatility cover numerous underliers across a variety of markets, maturities and strike prices. For example, volatility of equity indices is generally lower than volatility of single stocks.
- Credit spreads and recovery rates: The ranges for credit spreads and recovery rates cover a variety of underliers (index and single names), regions, sectors, maturities and credit qualities (high-yield and investment-grade). The broad range of this population gives rise to the width of the ranges of unobservable inputs.
- Commodity prices and spreads: The ranges for commodity prices and spreads cover variability in products, maturities and locations, as well as peak and off-peak prices.

Sensitivity of Fair Value Measurement to Changes in Significant Unobservable Inputs

The following provides a description of the directional sensitivity of the firm's level 3 fair value measurements to changes in significant unobservable inputs, in isolation. Due to the distinctive nature of each of the firm's level 3 derivatives, the interrelationship of inputs is not necessarily uniform within each product type.

- Correlation: In general, for contracts where the holder benefits from the convergence of the underlying asset or index prices (e.g., interest rates, credit spreads, foreign exchange rates, inflation rates and equity prices), an increase in correlation results in a higher fair value measurement.
- Volatility: In general, for purchased options an increase in volatility results in a higher fair value measurement.
- Credit spreads and recovery rates: In general, the fair value of purchased credit protection increases as credit spreads increase or recovery rates decrease. Credit spreads and recovery rates are strongly related to distinctive risk factors of the underlying reference obligations, which include reference entity-specific factors such as leverage, volatility and industry, market-based risk factors, such as borrowing costs or liquidity of the underlying reference obligation, and macro-economic conditions.
- Commodity prices and spreads: In general, for contracts where the holder is receiving a commodity, an increase in the spread (price difference from a benchmark index due to differences in quality or delivery location) or price results in a higher fair value measurement.

Fair Value of Derivatives by Level

The tables below present the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the tables below exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under credit support agreements both in and across levels of the fair value hierarchy, and therefore are not representative of the firm's exposure.

	Derivative Assets at Fair Value as of December 2012				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$13	$ 608,151	$ 192	$ —	$ 608,356
Credit	—	74,907	10,909	—	85,816
Currencies	—	71,157	992	—	72,149
Commodities	—	22,697	623	—	23,320
Equities	43	48,698	742	—	49,483
Gross fair value of derivative assets	56	825,610	13,458	—	839,124
Counterparty netting [1]	—	(662,798)	(3,538)	(2,124) [3]	(668,460)
Subtotal	$56	$ 162,812	$ 9,920	$(2,124)	$ 170,664
Cash collateral netting [2]					(99,488)
Fair value included in financial instruments owned					**$ 71,176**

	Derivative Liabilities at Fair Value as of December 2012				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$14	$ 545,110	$ 547	$ —	$ 545,671
Credit	—	70,246	4,681	—	74,927
Currencies	—	59,937	957	—	60,894
Commodities	—	23,423	927	—	24,350
Equities	50	41,641	1,990	—	43,681
Gross fair value of derivative liabilities	64	740,357	9,102	—	749,523
Counterparty netting [1]	—	(662,798)	(3,538)	(2,124) [3]	(668,460)
Subtotal	$64	$ 77,559	$ 5,564	$(2,124)	$ 81,063
Cash collateral netting [2]					(30,636)
Fair value included in financial instruments sold, but not yet purchased					**$ 50,427**

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.
3. Represents the netting of receivable balances with payable balances for the same counterparty across levels of the fair value hierarchy under enforceable netting agreements.

in millions	Derivative Assets at Fair Value as of December 2011				
	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ 33	$ 645,923	$ 214	$ —	$ 646,170
Credit	—	137,110	13,706	—	150,816
Currencies	—	86,752	2,026	—	88,778
Commodities	—	35,062	904	—	35,966
Equities	24	62,684	1,427	—	64,135
Gross fair value of derivative assets	57	967,531	18,277	—	985,865
Counterparty netting [1]	—	(778,639)	(6,377)	(2,717) [3]	(787,733)
Subtotal	$ 57	$ 188,892	$11,900	$(2,717)	$ 198,132
Cash collateral netting [2]					(118,104)
Fair value included in financial instruments owned					$ 80,028

in millions	Derivative Liabilities at Fair Value as of December 2011				
	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ 24	$ 582,012	$ 585	$ —	$ 582,621
Credit	—	123,253	7,406	—	130,659
Currencies	—	70,573	1,184	—	71,757
Commodities	—	36,541	1,509	—	38,050
Equities	185	49,884	1,859	—	51,928
Gross fair value of derivative liabilities	209	862,263	12,543	—	875,015
Counterparty netting [1]	—	(778,639)	(6,377)	(2,717) [3]	(787,733)
Subtotal	$209	$ 83,624	$ 6,166	$(2,717)	$ 87,282
Cash collateral netting [2]					(28,829)
Fair value included in financial instruments sold, but not yet purchased					$ 58,453

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.
3. Represents the netting of receivable balances with payable balances for the same counterparty across levels of the fair value hierarchy under enforceable netting agreements.

Level 3 Rollforward

If a derivative was transferred to level 3 during a reporting period, its entire gain or loss for the period is included in level 3. Transfers between levels are reported at the beginning of the reporting period in which they occur.

Gains and losses on level 3 derivatives should be considered in the context of the following:

- A derivative with level 1 and/or level 2 inputs is classified in level 3 in its entirety if it has at least one significant level 3 input.
- If there is one significant level 3 input, the entire gain or loss from adjusting only observable inputs (i.e., level 1 and level 2 inputs) is classified as level 3.
- Gains or losses that have been reported in level 3 resulting from changes in level 1 or level 2 inputs are frequently offset by gains or losses attributable to level 1 or level 2 derivatives and/or level 1, level 2 and level 3 cash instruments. As a result, gains/(losses) included in the level 3 rollforward below do not necessarily represent the overall impact on the firm's results of operations, liquidity or capital resources.

The tables below present changes in fair value for all derivatives categorized as level 3 as of the end of the year.

Level 3 Derivative Assets and Liabilities at Fair Value for the Year Ended December 2012

in millions	Asset/ (liability) balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases	Sales	Settlements	Transfers into level 3	Transfers out of level 3	Asset/ (liability) balance, end of year
Interest rates — net	$ (371)	$ (60)	$ 19	$ 7	$ (28)	$ 71	$ 68	$ (61)	$ (355)
Credit — net	6,300	246	(701)	138	(270)	(1,597)	2,503	(391)	6,228
Currencies — net	842	(17)	(502)	17	(5)	(144)	65	(221)	35
Commodities — net	(605)	(11)	228	63	(410)	307	(41) [3]	165 [4]	(304)
Equities — net	(432)	(80)	(276)	123	(724)	267	(50) [3]	(76)	(1,248)
Total derivatives — net	**$5,734**	**$ 78 [1]**	**$(1,232) [1, 2]**	**$348**	**$(1,437)**	**$(1,096)**	**$2,545**	**$(584)**	**$4,356**

1. The aggregate amounts include approximately $(903) million and $(251) million reported in "Market making" and "Other principal transactions," respectively.
2. Principally resulted from changes in level 2 inputs.
3. Reflects a net transfer to level 3 of derivative liabilities.
4. Reflects a net transfer to level 2 of derivative liabilities.

The net unrealized loss on level 3 derivatives of $1.23 billion for the year ended December 2012 was primarily attributable to the impact of tighter credit spreads, changes in foreign exchange rates and increases in global equity prices on certain derivatives, partially offset by the impact of a decline in volatility on certain commodity derivatives.

Transfers into level 3 derivatives during the year ended December 2012 primarily reflected transfers from level 2 of certain credit derivative assets, principally due to unobservable inputs becoming significant to the valuation of these derivatives, and transfers from level 2 of other credit derivative assets, principally due to reduced transparency of correlation inputs used to value these derivatives.

Transfers out of level 3 derivatives during the year ended December 2012 primarily reflected transfers to level 2 of certain credit derivative assets, principally due to unobservable inputs no longer being significant to the valuation of these derivatives, transfers to level 2 of certain currency derivative assets, principally due to unobservable correlation inputs no longer being significant to the valuation of these derivatives, and transfers to level 2 of certain commodity derivative liabilities, principally due to increased transparency of volatility inputs used to value these derivatives.

Level 3 Derivative Assets and Liabilities at Fair Value for the Year Ended December 2011

in millions	Asset/ (liability) balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases	Sales	Settlements	Net transfers in and/or (out) of level 3	Asset/ (liability) balance, end of year
Interest rates — net	$ 194	$ (38)	$ (305)	$ 23	$ (29)	$ 84	$(300)	$ (371)
Credit — net	7,040	46	2,525	348	(1,310)	(1,713)	(636)	6,300
Currencies — net	1,098	(26)	(351)	29	(25)	(54)	171	842
Commodities — net	220	(35)	259	125	(835)	150	(489)	(605)
Equities — net	(990)	184	151	382	(683)	159	365	(432)
Total derivatives — net	$7,562	$131 [1]	$2,279 [1, 2]	$907	$(2,882)	$(1,374)	$(889)	$5,734

1. The aggregate amounts include approximately $2.35 billion and $62 million reported in "Market making" and "Other principal transactions," respectively.

2. Principally resulted from changes in level 2 inputs.

The net unrealized gain on level 3 derivatives of $2.28 billion for the year ended December 2011 was primarily attributable to the impact of changes in interest rates and exchange rates underlying certain credit derivatives. Unrealized gains on level 3 derivatives were substantially offset by unrealized losses on derivatives classified within level 2 which economically hedge derivatives classified within level 3.

Significant transfers in or out of level 3 derivatives during the year ended December 2011 included:

- Credit — net: net transfer out of level 3 of $636 million, primarily reflecting transfers to level 2 of certain credit derivative assets principally due to unobservable inputs no longer being significant to the valuation of these derivatives, and transfers into level 3 of certain credit derivative liabilities due to reduced transparency of the correlation inputs used to value these derivatives. The impact of these transfers was partially offset by transfers into level 3 of certain credit and mortgage derivative assets, primarily due to reduced transparency of the correlation inputs used to value these derivatives.
- Commodities — net: net transfer out of level 3 of $489 million, primarily reflecting transfers to level 2, due to increased transparency of market prices used to value certain commodity derivative assets as a result of market activity in similar instruments, and unobservable inputs becoming less significant to the valuation of other commodity derivative assets. In addition, certain commodity derivative liabilities were transferred into level 3 due to reduced transparency of volatility inputs used to value these derivatives.

Impact of Credit Spreads on Derivatives

On an ongoing basis, the firm realizes gains or losses relating to changes in credit risk through the unwind of derivative contracts and changes in credit mitigants.

The net gain/(loss), including hedges, attributable to the impact of changes in credit exposure and credit spreads (counterparty and the firm's) on derivatives was $(735) million, $573 million and $68 million for the years ended December 2012, December 2011 and December 2010, respectively.

Bifurcated Embedded Derivatives

The table below presents the fair value and the notional amount of derivatives that have been bifurcated from their related borrowings. These derivatives, which are recorded at fair value, primarily consist of interest rate, equity and commodity products and are included in "Unsecured short-term borrowings" and "Unsecured long-term borrowings." See Note 8 for further information.

	As of December	
in millions	**2012**	2011
Fair value of assets	**$ 320**	$ 422
Fair value of liabilities	**398**	304
Net asset/(liability)	**$ (78)**	$ 118
Notional amount	**$10,567**	$9,530

OTC Derivatives

The tables below present the fair values of OTC derivative assets and liabilities by tenor and by product type. Tenor is based on expected duration for mortgage-related credit derivatives and generally on remaining contractual maturity for other derivatives.

in millions	OTC Derivatives as of December 2012			
Assets Product Type	**0 -12 Months**	**1 - 5 Years**	**5 Years or Greater**	**Total**
Interest rates	**$10,318**	**$28,445**	**$ 80,449**	**$119,212**
Credit	**2,190**	**12,244**	**7,970**	**22,404**
Currencies	**11,100**	**8,379**	**11,044**	**30,523**
Commodities	**3,840**	**3,862**	**304**	**8,006**
Equities	**3,757**	**7,730**	**6,957**	**18,444**
Netting across product types [1]	**(2,811)**	**(5,831)**	**(5,082)**	**(13,724)**
Subtotal	**$28,394**	**$54,829**	**$101,642**	**184,865**
Cross maturity netting [2]				**(17,973)**
Cash collateral netting [3]				**(99,488)**
Total				**$ 67,404**

Liabilities Product Type	**0 - 12 Months**	**1 - 5 Years**	**5 Years or Greater**	**Total**
Interest rates	**$ 6,266**	**$17,860**	**$ 32,422**	**$ 56,548**
Credit	**809**	**7,537**	**3,168**	**11,514**
Currencies	**8,586**	**4,849**	**5,782**	**19,217**
Commodities	**3,970**	**3,119**	**2,267**	**9,356**
Equities	**3,775**	**5,476**	**3,937**	**13,188**
Netting across product types [1]	**(2,811)**	**(5,831)**	**(5,082)**	**(13,724)**
Subtotal	**$20,595**	**$33,010**	**$ 42,494**	**96,099**
Cross maturity netting [2]				**(17,973)**
Cash collateral netting [3]				**(30,636)**
Total				**$ 47,490**

1. Represents the netting of receivable balances with payable balances for the same counterparty across product types within a tenor category under enforceable netting agreements. Receivable and payable balances with the same counterparty in the same product type and tenor category are netted within such product type and tenor category.
2. Represents the netting of receivable balances with payable balances for the same counterparty across tenor categories under enforceable netting agreements.
3. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

in millions

	OTC Derivatives as of December 2011			
Assets Product Type	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total
Interest rates	$10,931	$32,194	$ 82,480	$ 125,605
Credit	3,054	15,468	13,687	32,209
Currencies	11,253	11,592	16,023	38,868
Commodities	5,286	5,931	147	11,364
Equities	6,663	7,768	7,468	21,899
Netting across product types [1]	(3,071)	(6,033)	(6,027)	(15,131)
Subtotal	$34,116	$66,920	$113,778	214,814
Cross maturity netting [2]				(22,562)
Cash collateral netting [3]				(118,104)
Total				$ 74,148

Liabilities Product Type	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total
Interest rates	$ 5,787	$18,607	$37,739	$ 62,133
Credit	1,200	6,957	3,894	12,051
Currencies	9,826	5,514	6,502	21,842
Commodities	6,322	5,174	2,727	14,223
Equities	3,290	4,018	4,246	11,554
Netting across product types [1]	(3,071)	(6,033)	(6,027)	(15,131)
Subtotal	$23,354	$34,237	$49,081	106,672
Cross maturity netting [2]				(22,562)
Cash collateral netting [3]				(28,829)
Total				$ 55,281

1. Represents the netting of receivable balances with payable balances for the same counterparty across product types within a tenor category under enforceable netting agreements. Receivable and payable balances with the same counterparty in the same product type and tenor category are netted within such product type and tenor category.
2. Represents the netting of receivable balances with payable balances for the same counterparty across tenor categories under enforceable netting agreements.
3. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Derivatives with Credit-Related Contingent Features
Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the firm's credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of the firm at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies. The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

	As of December	
in millions	**2012**	2011
Net derivative liabilities under bilateral agreements	**$27,885**	$35,066
Collateral posted	**24,296**	29,002
Additional collateral or termination payments for a one-notch downgrade	**1,534**	1,303
Additional collateral or termination payments for a two-notch downgrade	**2,500**	2,183

Credit Derivatives
The firm enters into a broad array of credit derivatives in locations around the world to facilitate client transactions and to manage the credit risk associated with market-making and investing and lending activities. Credit derivatives are actively managed based on the firm's net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation and dissolution of the reference entity.

Credit Default Swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.

Credit Indices, Baskets and Tranches. Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches), each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

Total Return Swaps. A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit Options. In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right, but does not assume the obligation, to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2012, written and purchased credit derivatives had total gross notional amounts of $1.76 trillion and $1.86 trillion, respectively, for total net notional purchased protection of $98.33 billion. As of December 2011, written and purchased credit derivatives had total gross notional amounts of $1.96 trillion and $2.08 trillion, respectively, for total net notional purchased protection of $116.93 billion.

The table below presents certain information about credit derivatives. In the table below:

- fair values exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under credit support agreements, and therefore are not representative of the firm's credit exposure;
- tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives; and
- the credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
$ in millions	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives [1]	Other Purchased Credit Derivatives [2]	Asset	Liability	Net Asset/ (Liability)
As of December 2012									
Credit spread on underlying (basis points)									
0 - 250	**$360,289**	**$ 989,941**	**$103,481**	**$1,453,711**	**$1,343,561**	**$201,459**	**$28,817**	**$ 8,249**	**$ 20,568**
251 - 500	**13,876**	**126,659**	**35,086**	**175,621**	**157,371**	**19,063**	**4,284**	**7,848**	**(3,564)**
501 - 1,000	**9,209**	**52,012**	**5,619**	**66,840**	**60,456**	**8,799**	**769**	**4,499**	**(3,730)**
Greater than 1,000	**11,453**	**49,721**	**3,622**	**64,796**	**57,774**	**10,812**	**568**	**21,970**	**(21,402)**
Total	**$394,827**	**$1,218,333**	**$147,808**	**$1,760,968**	**$1,619,162**	**$240,133**	**$34,438**	**$ 42,566**	**$ (8,128)**
As of December 2011									
Credit spread on underlying (basis points)									
0 - 250	$282,851	$ 794,193	$141,688	$1,218,732	$1,122,296	$180,316	$17,572	$ 16,907	$ 665
251 - 500	42,682	269,687	69,864	382,233	345,942	47,739	4,517	20,810	(16,293)
501 - 1,000	29,377	140,389	21,819	191,585	181,003	23,176	138	15,398	(15,260)
Greater than 1,000	30,244	114,103	22,995	167,342	147,614	28,734	512	57,201	(56,689)
Total	$385,154	$1,318,372	$256,366	$1,959,892	$1,796,855	$279,965	$22,739	$110,316	$(87,577)

1. Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underlyings.
2. This purchased protection represents the notional amount of purchased credit derivatives in excess of the notional amount included in "Offsetting Purchased Credit Derivatives."

Hedge Accounting

The firm applies hedge accounting for (i) certain interest rate swaps used to manage the interest rate exposure of certain fixed-rate unsecured long-term and short-term borrowings and certain fixed-rate certificates of deposit and (ii) certain foreign currency forward contracts and foreign currency-denominated debt used to manage foreign currency exposures on the firm's net investment in certain non-U.S. operations.

To qualify for hedge accounting, the derivative hedge must be highly effective at reducing the risk from the exposure being hedged. Additionally, the firm must formally document the hedging relationship at inception and test the hedging relationship at least on a quarterly basis to ensure the derivative hedge continues to be highly effective over the life of the hedging relationship.

Interest Rate Hedges

The firm designates certain interest rate swaps as fair value hedges. These interest rate swaps hedge changes in fair value attributable to the relevant benchmark interest rate (e.g., London Interbank Offered Rate (LIBOR)), effectively converting a substantial portion of fixed-rate obligations into floating-rate obligations.

The firm applies a statistical method that utilizes regression analysis when assessing the effectiveness of its fair value hedging relationships in achieving offsetting changes in the fair values of the hedging instrument and the risk being hedged (i.e., interest rate risk). An interest rate swap is considered highly effective in offsetting changes in fair value attributable to changes in the hedged risk when the regression analysis results in a coefficient of determination of 80% or greater and a slope between 80% and 125%.

For qualifying fair value hedges, gains or losses on derivatives are included in "Interest expense." The change in fair value of the hedged item attributable to the risk being hedged is reported as an adjustment to its carrying value and is subsequently amortized into interest expense over its remaining life. Gains or losses resulting from hedge ineffectiveness are included in "Interest expense." When a derivative is no longer designated as a hedge, any remaining difference between the carrying value and par value of the hedged item is amortized to interest expense over the remaining life of the hedged item using the effective interest method. See Note 23 for further information about interest income and interest expense.

The table below presents the gains/(losses) from interest rate derivatives accounted for as hedges, the related hedged borrowings and bank deposits, and the hedge ineffectiveness on these derivatives.

	Year Ended December		
in millions	**2012**	2011	2010
Interest rate hedges	**$(2,383)**	$ 4,679	$ 1,617
Hedged borrowings and bank deposits	**665**	(6,300)	(3,447)
Hedge ineffectiveness [1]	**(1,718)**	(1,621)	(1,836)

1. Primarily consisted of amortization of prepaid credit spreads resulting from the passage of time.

The gain/(loss) excluded from the assessment of hedge effectiveness was not material for the years ended December 2012, December 2011 and December 2010.

Net Investment Hedges

The firm seeks to reduce the impact of fluctuations in foreign exchange rates on its net investment in certain non-U.S. operations through the use of foreign currency forward contracts and foreign currency-denominated debt. For foreign currency forward contracts designated as hedges, the effectiveness of the hedge is assessed based on the overall changes in the fair value of the forward contracts (i.e., based on changes in forward rates). For foreign currency-denominated debt designated as a hedge, the effectiveness of the hedge is assessed based on changes in spot rates.

For qualifying net investment hedges, the gains or losses on the hedging instruments, to the extent effective, are included in "Currency translation adjustment, net of tax" within the consolidated statements of comprehensive income.

The table below presents the gains/(losses) from net investment hedging.

	Year Ended December		
in millions	**2012**	2011	2010
Currency hedges	**$(233)**	$ 160	$(261)
Foreign currency-denominated debt hedges	**347**	(147)	(498)

The gain/(loss) related to ineffectiveness was not material for the years ended December 2012, December 2011 and December 2010. The loss reclassified to earnings from accumulated other comprehensive income was not material for the years ended December 2012 and December 2010, and was $186 million for the year ended December 2011.

As of December 2012 and December 2011, the firm had designated $2.77 billion and $3.11 billion, respectively, of foreign currency-denominated debt, included in "Unsecured long-term borrowings" and "Unsecured short-term borrowings," as hedges of net investments in non-U.S. subsidiaries.

Note 8.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives and hedge accounting for debt hosts).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets (e.g., physical commodities). If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedges. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- repurchase agreements and substantially all resale agreements;
- securities borrowed and loaned within Fixed Income, Currency and Commodities Client Execution;
- substantially all other secured financings, including transfers of assets accounted for as financings rather than sales and certain other nonrecourse financings;
- certain unsecured short-term borrowings, consisting of all promissory notes and commercial paper and certain hybrid financial instruments;
- certain unsecured long-term borrowings, including prepaid commodity transactions and certain hybrid financial instruments;
- certain receivables from customers and counterparties, including certain margin loans and transfers of assets accounted for as secured loans rather than purchases;
- certain insurance and reinsurance contract assets and liabilities and certain guarantees;
- certain subordinated liabilities issued by consolidated VIEs; and
- certain time deposits issued by the firm's bank subsidiaries (deposits with no stated maturity are not eligible for a fair value option election), including structured certificates of deposit, which are hybrid financial instruments.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value, including the ranges of significant unobservable inputs used to value the level 3 instruments within these categories. These ranges represent the significant unobservable inputs that were used in the valuation of each type of other financial assets and financial liabilities at fair value. The ranges and weighted averages of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one instrument. For example, the highest yield presented below for resale and repurchase agreements is appropriate for valuing a specific agreement in that category but may not be appropriate for valuing any other agreements in that category. Accordingly, the range of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 other financial assets and financial liabilities.

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are collateral funding spreads, the amount and timing of expected future cash flows and interest rates. The ranges of significant unobservable inputs used to value level 3 resale and repurchase agreements as of December 2012 are as follows:

- Yield: 1.7% to 5.4% (weighted average: 1.9%)
- Duration: 0.4 to 4.5 years (weighted average: 4.1 years)

Generally, increases in yield or duration, in isolation, would result in a lower fair value measurement. Due to the distinctive nature of each of the firm's level 3 resale and repurchase agreements, the interrelationship of inputs is not necessarily uniform across such agreements.

See Note 9 for further information about collateralized agreements.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, collateral funding spreads, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls. The ranges of significant unobservable inputs used to value level 3 other secured financings as of December 2012 are as follows:

- Yield: 0.3% to 20.0% (weighted average: 4.2%)
- Duration: 0.3 to 10.8 years (weighted average: 2.4 years)

Generally, increases in yield or duration, in isolation, would result in a lower fair value measurement. Due to the distinctive nature of each of the firm's level 3 other secured financings, the interrelationship of inputs is not necessarily uniform across such financings.

See Note 9 for further information about collateralized financings.

Unsecured Short-term and Long-term Borrowings. The significant inputs to the valuation of unsecured short-term and long-term borrowings at fair value are the amount and timing of expected future cash flows, interest rates, the credit spreads of the firm, as well as commodity prices in the case of prepaid commodity transactions. The inputs used to value the embedded derivative component of hybrid financial instruments are consistent with the inputs used to value the firm's other derivative instruments. See Note 7 for further information about derivatives. See Notes 15 and 16 for further information about unsecured short-term and long-term borrowings, respectively.

Certain of the firm's unsecured short-term and long-term instruments are included in level 3, substantially all of which are hybrid financial instruments. As the significant unobservable inputs used to value hybrid financial instruments primarily relate to the embedded derivative component of these borrowings, these inputs are incorporated in the firm's derivative disclosures related to unobservable inputs in Note 7.

Insurance and Reinsurance Contracts. Insurance and reinsurance contracts at fair value are primarily included in "Receivables from customers and counterparties" and "Other liabilities and accrued expenses." In addition, assets related to the firm's reinsurance business that were classified as held for sale as of December 2012 are included in "Other assets." The insurance and reinsurance contracts for which the firm has elected the fair value option are contracts that can be settled only in cash and that qualify for the fair value option because they are recognized financial instruments. These contracts are valued using market transactions and other market evidence where possible, including market-based inputs to models, calibration to market-clearing transactions or other alternative pricing sources with reasonable levels of price transparency. Significant inputs are interest rates, inflation rates, volatilities, funding spreads, yield and duration, which incorporates policy lapse and projected mortality assumptions. When unobservable inputs to a valuation model are significant to the fair value measurement of an instrument, the instrument is classified in level 3. The range of significant unobservable inputs used to value level 3 insurance and reinsurance contracts as of December 2012 is as follows:

- Funding spreads: 64 bps to 105 bps (weighted average: 85 bps)
- Yield: 4.4% to 15.1% (weighted average: 6.2%)
- Duration: 5.3 to 8.8 years (weighted average: 7.6 years)

Generally, increases in funding spreads, yield or duration, in isolation, would result in a lower fair value measurement.

Receivables from Customers and Counterparties. Receivables from customers and counterparties at fair value, excluding insurance and reinsurance contracts, are primarily comprised of transfers of assets accounted for as secured loans rather than purchases. The significant inputs to the valuation of such receivables are commodity prices, interest rates, the amount and timing of expected future cash flows and funding spreads. The range of significant unobservable inputs used to value level 3 receivables from customers and counterparties as of December 2012 is as follows:

- Funding spreads: 57 bps to 145 bps (weighted average: 105 bps)

Generally, an increase in funding spreads would result in a lower fair value measurement.

Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. Such receivables are primarily comprised of customer margin loans and collateral posted in connection with certain derivative transactions. While these items are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these items been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012. Receivables from customers and counterparties not accounted for at fair value also includes loans held for investment, which are primarily comprised of collateralized loans to private wealth management clients and corporate loans. As of December 2012 and December 2011, the carrying value of such loans was $6.50 billion and $3.76 billion, respectively, which generally approximated fair value. As of December 2012, had these loans been carried at fair value and included in the fair value hierarchy, $2.41 billion and $4.06 billion would have been classified in level 2 and level 3, respectively.

Deposits. The significant inputs to the valuation of time deposits are interest rates and the amount and timing of future cash flows. The inputs used to value the embedded derivative component of hybrid financial instruments are consistent with the inputs used to value the firm's other derivative instruments. See Note 7 for further information about derivatives. See Note 14 for further information about deposits.

The firm's deposits that are included in level 3 are hybrid financial instruments. As the significant unobservable inputs used to value hybrid financial instruments primarily relate to the embedded derivative component of these deposits, these inputs are incorporated in the firm's derivative disclosures related to unobservable inputs in Note 7.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	Other Financial Assets at Fair Value as of December 2012			
in millions	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$21,549	$ 8,935	$ —	$ 30,484
Securities purchased under agreements to resell	—	141,053	278	141,331
Securities borrowed	—	38,395	—	38,395
Receivables from customers and counterparties	—	7,225	641	7,866
Other assets [2]	4,420	8,499	507 [3]	13,426
Total	$25,969	$204,107	$ 1,426	$231,502

	Other Financial Liabilities at Fair Value as of December 2012			
in millions	Level 1	Level 2	Level 3	Total
Deposits	$ —	$ 4,741	$ 359	$ 5,100
Securities sold under agreements to repurchase	—	169,880	1,927	171,807
Securities loaned	—	1,558	—	1,558
Other secured financings	—	28,925	1,412	30,337
Unsecured short-term borrowings	—	15,011	2,584	17,595
Unsecured long-term borrowings	—	10,676	1,917	12,593
Other liabilities and accrued expenses	—	769	11,274 [4]	12,043
Total	$ —	$231,560	$19,473	$251,033

1. Includes securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of securities borrowed and resale agreements. The table above includes $21.55 billion of level 1 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, consisting of U.S. Treasury securities and money market instruments.
2. Consists of assets classified as held for sale related to the firm's reinsurance business, primarily consisting of securities accounted for as available-for-sale and insurance separate account assets which are accounted for at fair value under other U.S. GAAP. Such assets were previously included in "Financial instruments owned, at fair value" and "Securities segregated for regulatory and other purposes," respectively.
3. Consists of insurance contracts and derivatives classified as held for sale. See "Insurance and Reinsurance Contracts" above and Note 7 for further information about valuation techniques and inputs related to insurance contracts and derivatives, respectively.
4. Includes $692 million of liabilities classified as held for sale related to the firm's reinsurance business accounted for at fair value under the fair value option.

in millions	Other Financial Assets at Fair Value as of December 2011			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$21,263	$ 20,751	$ —	$ 42,014
Securities purchased under agreements to resell	—	187,232	557	187,789
Securities borrowed	—	47,621	—	47,621
Receivables from customers and counterparties	—	8,887	795	9,682
Total	$21,263	$264,491	$ 1,352	$287,106

in millions	Other Financial Liabilities at Fair Value as of December 2011			
	Level 1	Level 2	Level 3	Total
Deposits	$ —	$ 4,513	$ 13	$ 4,526
Securities sold under agreements to repurchase	—	162,321	2,181	164,502
Securities loaned	—	107	—	107
Other secured financings	—	28,267	1,752	30,019
Unsecured short-term borrowings	—	14,560	3,294	17,854
Unsecured long-term borrowings	—	14,971	2,191	17,162
Other liabilities and accrued expenses	—	490	8,996	9,486
Total	$ —	$225,229	$18,427	$243,656

1. Includes securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of securities borrowed and resale agreements. The table above includes $21.26 billion of level 1 and $528 million of level 2 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, principally consisting of U.S. Treasury securities, money market instruments and insurance separate account assets.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. There were no transfers of other financial assets and financial liabilities between level 1 and level 2 during the year ended December 2012. The tables below present information about transfers between level 2 and level 3.

Level 3 Rollforward

If a financial asset or financial liability was transferred to level 3 during a reporting year, its entire gain or loss for the year is included in level 3.

The tables below present changes in fair value for other financial assets and financial liabilities accounted for at fair value categorized as level 3 as of the end of the year. Level 3 other financial assets and liabilities are frequently economically hedged with cash instruments and derivatives. Accordingly, gains or losses that are reported in level 3 can be partially offset by gains or losses attributable to level 1, 2 or 3 cash instruments or derivatives. As a result, gains or losses included in the level 3 rollforward below do not necessarily represent the overall impact on the firm's results of operations, liquidity or capital resources.

	Level 3 Other Financial Assets at Fair Value for the Year Ended December 2012									
in millions	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases	Sales	Issuances	Settlements	Transfers into level 3	Transfers out of level 3	Balance, end of year
Securities purchased under agreements to resell	$ 557	$ 7	$ —	$ 116	$—	$ —	$ (402)	$ —	$ —	$ 278
Receivables from customers and counterparties	795	—	37	199	—	—	(17)	—	(373)	641
Other assets	—	—	82	—	—	—	(23)	448	—	507
Total	$ 1,352	$ 7[1]	$ 119[1]	$ 315	$—	$ —	$ (442)	$448	$ (373)	$ 1,426

1. The aggregate amounts include gains/(losses) of approximately $119 million, $(3) million and $10 million reported in "Market making," "Other principal transactions" and "Interest income," respectively.

	Level 3 Other Financial Liabilities at Fair Value for the Year Ended December 2012									
in millions	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Purchases	Sales	Issuances	Settlements	Transfers into level 3	Transfers out of level 3	Balance, end of year
Deposits	$ 13	$ —	$ 5	$ —	$—	$ 326	$ (1)	$ 16	$ —	$ 359
Securities sold under agreements to repurchase, at fair value	2,181	—	—	—	—	—	(254)	—	—	1,927
Other secured financings	1,752	12	(51)	—	—	854	(1,155)	—	—	1,412
Unsecured short-term borrowings	3,294	(13)	204	(13)	—	762	(1,206)	240	(684)	2,584
Unsecured long-term borrowings	2,191	31	286	—	—	329	(344)	225	(801)	1,917
Other liabilities and accrued expenses	8,996	78	941	1,617	—	—	(360)	2	—	11,274
Total	$18,427	$108[1]	$1,385[1]	$1,604	$—	$2,271	$(3,320)	$483	$(1,485)	$19,473

1. The aggregate amounts include losses of approximately $1.37 billion, $113 million and $15 million reported in "Market making," "Other principal transactions" and "Interest expense," respectively.

The net unrealized loss on level 3 other financial liabilities of $1.39 billion for the year ended December 2012 primarily reflected the impact of tighter funding spreads and changes in foreign exchange rates on certain insurance liabilities, and an increase in global equity prices and tighter credit spreads on certain hybrid financial instruments.

Transfers into level 3 of other financial assets during the year ended December 2012 reflected transfers of level 3 assets classified as held for sale related to the firm's reinsurance business, which were previously included in level 3 "Financial instruments owned, at fair value."

Transfers out of level 3 of other financial assets during the year ended December 2012 reflected transfers to level 2 of certain insurance receivables primarily due to increased transparency of the mortality inputs used to value these receivables.

Transfers into level 3 of other financial liabilities during the year ended December 2012 primarily reflected transfers from level 2 of certain hybrid financial instruments, principally due to decreased transparency of certain correlation and volatility inputs used to value these instruments.

Transfers out of level 3 of other financial liabilities during the year ended December 2012 primarily reflected transfers to level 2 of certain hybrid financial instruments, principally due to increased transparency of certain correlation and volatility inputs used to value these instruments, and unobservable inputs no longer being significant to the valuation of other instruments.

	Level 3 Other Financial Assets at Fair Value for the Year Ended December 2011								
in millions	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases	Sales	Issuances	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Securities purchased under agreements to resell	$ 100	$ 2	$ —	$ 620	$—	$ —	$ (165)	$ —	$ 557
Receivables from customers and counterparties	298	—	54	468	—	—	(25)	—	795
Total	$ 398	$ 2[1]	$ 54[1]	$1,088	$—	$ —	$ (190)	$ —	$ 1,352

1. The aggregate amounts include gains of approximately $54 million and $2 million reported in "Market making" and "Other principal transactions," respectively.

	Level 3 Other Financial Liabilities at Fair Value for the Year Ended December 2011								
in millions	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Purchases	Sales	Issuances	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Deposits	$ —	$—	$ —	$ —	$—	$ 13	$ —	$ —	$ 13
Securities sold under agreements to repurchase, at fair value	2,060	—	—	—	—	299	(178)	—	2,181
Other secured financings	8,349	8	3	—	—	483	(4,062)	(3,029)	1,752
Unsecured short-term borrowings	3,476	(15)	(340)	(5)	—	815	(1,080)	443	3,294
Unsecured long-term borrowings	2,104	25	5	—	—	441	(193)	(191)	2,191
Other liabilities and accrued expenses	2,409	—	1,095	5,840	—	—	(348)	—	8,996
Total	$18,398	$18[1]	$ 763[1]	$5,835	$—	$2,051	$(5,861)	$(2,777)	$18,427

1. The aggregate amounts include losses of approximately $766 million, $7 million and $8 million reported in "Market making," "Other principal transactions" and "Interest expense," respectively.

The net unrealized loss on other financial assets and liabilities at fair value of $709 million for the year ended December 2011 primarily consisted of losses on other liabilities and accrued expenses, primarily attributable to the impact of a change in interest rates on certain insurance liabilities. These losses were primarily offset by gains on unsecured short-term borrowings, primarily reflecting gains on certain equity-linked notes, principally due to a decline in global equity markets.

Significant transfers in or out of level 3 during the year ended December 2011 included:

- Other secured financings: net transfer out of level 3 of $3.03 billion, principally due to transfers to level 2 of certain borrowings as unobservable inputs were no longer significant to the valuation of these borrowings as they neared maturity.
- Unsecured short-term borrowings: net transfer into level 3 of $443 million, principally due to transfers to level 3 of certain borrowings due to less transparency of market prices as a result of less activity in these financial instruments.

Gains and Losses on Financial Assets and Financial Liabilities Accounted for at Fair Value Under the Fair Value Option

The table below presents the gains and losses recognized as a result of the firm electing to apply the fair value option to certain financial assets and financial liabilities. These gains and losses are included in "Market making" and "Other principal transactions." The table below also includes gains and losses on the embedded derivative component of hybrid financial instruments included in unsecured short-term borrowings and unsecured long-term borrowings. These gains and losses would have been recognized under other U.S. GAAP even if the firm had not elected to account for the entire hybrid instrument at fair value.

The amounts in the table exclude contractual interest, which is included in "Interest income" and "Interest expense," for all instruments other than hybrid financial instruments. See Note 23 for further information about interest income and interest expense.

	Gains/(Losses) on Financial Assets and Financial Liabilities at Fair Value Under the Fair Value Option		
	Year Ended December		
in millions	**2012**	2011	2010
Receivables from customers and counterparties [1]	**$ 190**	$ 97	$ (97)
Other secured financings	**(190)**	(63)	(227)
Unsecured short-term borrowings [2]	**(973)**	2,149	(1,455)
Unsecured long-term borrowings [3]	**(1,523)**	2,336	(1,169)
Other liabilities and accrued expenses [4]	**(1,486)**	(911)	50
Other [5]	**(81)**	90	(10)
Total	**$(4,063)**	$3,698	$(2,908)

1. Primarily consists of gains/(losses) on certain reinsurance contracts and certain transfers accounted for as receivables rather than purchases.
2. Includes gains/(losses) on the embedded derivative component of hybrid financial instruments of $(814) million, $2.01 billion, and $(1.49) billion as of December 2012, December 2011 and December 2010, respectively.
3. Includes gains/(losses) on the embedded derivative component of hybrid financial instruments of $(887) million, $1.80 billion and $(1.32) billion as of December 2012, December 2011 and December 2010, respectively.
4. Primarily consists of gains/(losses) on certain insurance contracts.
5. Primarily consists of gains/(losses) on resale and repurchase agreements, securities borrowed and loaned and deposits.

Excluding the gains and losses on the instruments accounted for under the fair value option described above, "Market making" and "Other principal transactions" primarily represent gains and losses on "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value."

Loans and Lending Commitments

The table below presents the difference between the aggregate fair value and the aggregate contractual principal amount for loans and long-term receivables for which the fair value option was elected.

in millions	As of December 2012	As of December 2011
Aggregate contractual principal amount of performing loans and long-term receivables in excess of the related fair value	**$ 2,742**	$ 3,826
Aggregate contractual principal amount of loans on nonaccrual status and/or more than 90 days past due in excess of the related fair value	**22,610**	23,034
Total [1]	**$25,352**	$26,860
Aggregate fair value of loans on nonaccrual status and/or more than 90 days past due	**$ 1,832**	$ 3,174

1. The aggregate contractual principal exceeds the related fair value primarily because the firm regularly purchases loans, such as distressed loans, at values significantly below contractual principal amounts.

As of December 2012 and December 2011, the fair value of unfunded lending commitments for which the fair value option was elected was a liability of $1.99 billion and $2.82 billion, respectively, and the related total contractual amount of these lending commitments was $59.29 billion and $66.12 billion, respectively. See Note 18 for further information about lending commitments.

Long-term Debt Instruments

The aggregate contractual principal amount of long-term other secured financings for which the fair value option was elected exceeded the related fair value by $115 million and $239 million as of December 2012 and December 2011, respectively. The fair value of unsecured long-term borrowings for which the fair value option was elected exceeded the related aggregate contractual principal amount by $379 million as of December 2012, whereas the aggregate contractual principal amount exceeded the related fair value by $693 million as of December 2011. The amounts above include both principal and non-principal-protected long-term borrowings.

Impact of Credit Spreads on Loans and Lending Commitments

The estimated net gain/(loss) attributable to changes in instrument-specific credit spreads on loans and lending commitments for which the fair value option was elected was $3.07 billion, $(805) million and $1.85 billion for the years ended December 2012, December 2011 and December 2010, respectively. Changes in the fair value of loans and lending commitments are primarily attributable to changes in instrument-specific credit spreads. Substantially all of the firm's performing loans and lending commitments are floating-rate.

Impact of Credit Spreads on Borrowings

The table below presents the net gains/(losses) attributable to the impact of changes in the firm's own credit spreads on borrowings for which the fair value option was elected. The firm calculates the fair value of borrowings by discounting future cash flows at a rate which incorporates the firm's credit spreads.

in millions	Year Ended December 2012	2011	2010
Net gains/(losses) including hedges	**$(714)**	$596	$198
Net gains/(losses) excluding hedges	**(800)**	714	199

Note 9.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction and included in "Interest income" and "Interest expense," respectively. See Note 23 for further information about interest income and interest expense.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

	As of December	
in millions	**2012**	2011
Securities purchased under agreements to resell [1]	**$141,334**	$187,789
Securities borrowed [2]	**136,893**	153,341
Securities sold under agreements to repurchase [1]	**171,807**	164,502
Securities loaned [2]	**13,765**	7,182

1. Substantially all resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

2. As of December 2012 and December 2011, $38.40 billion and $47.62 billion of securities borrowed, and $1.56 billion and $107 million of securities loaned were at fair value, respectively.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency, and investment-grade sovereign obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statements of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no repos to maturity outstanding as of December 2012 or December 2011.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash. When the firm returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities, or a letter of credit. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned within Fixed Income, Currency and Commodities Client Execution are recorded at fair value under the fair value option. See Note 8 for further information about securities borrowed and loaned accounted for at fair value.

Securities borrowed and loaned within Securities Services are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2012.

As of December 2012 and December 2011, the firm had $8.94 billion and $20.22 billion, respectively, of securities received under resale agreements and securities borrowed transactions that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Other Secured Financings

In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of:

- liabilities of consolidated VIEs;
- transfers of assets accounted for as financings rather than sales (primarily collateralized central bank financings, pledged commodities, bank loans and mortgage whole loans); and
- other structured financing arrangements.

Other secured financings include arrangements that are nonrecourse. As of December 2012 and December 2011, nonrecourse other secured financings were $1.76 billion and $3.14 billion, respectively.

The firm has elected to apply the fair value option to substantially all other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value. While these financings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these financings been included in the firm's fair value hierarchy, they would have primarily been classified in level 3 as of December 2012.

The table below presents information about other secured financings. In the table below:

- short-term secured financings include financings maturing within one year of the financial statement date and financings that are redeemable within one year of the financial statement date at the option of the holder;
- long-term secured financings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates; and
- long-term secured financings that are redeemable prior to maturity at the option of the holders are reflected at the dates such options become exercisable.

	As of December 2012			As of December 2011		
$ in millions	U.S. Dollar	Non-U.S. Dollar	Total	U.S. Dollar	Non-U.S. Dollar	Total
Other secured financings (short-term):						
At fair value	$16,504	$6,181	$22,685	$18,519	$ 5,140	$23,659
At amortized cost	34	326	360	155	5,371	5,526
Interest rates [1]	6.18%	0.10%		3.85%	0.22%	
Other secured financings (long-term):						
At fair value	6,134	1,518	7,652	4,305	2,055	6,360
At amortized cost	577	736	1,313	1,024	795	1,819
Interest rates [1]	2.61%	2.55%		1.88%	3.28%	
Total [2]	$23,249	$8,761	$32,010	$24,003	$13,361	$37,364
Amount of other secured financings collateralized by:						
Financial instruments [3]	$22,323	$8,442	$30,765	$22,850	$12,274	$35,124
Other assets [4]	926	319	1,245	1,153	1,087	2,240

1. The weighted average interest rates exclude secured financings at fair value and include the effect of hedging activities. See Note 7 for further information about hedging activities.
2. Includes $8.68 billion and $9.36 billion related to transfers of financial assets accounted for as financings rather than sales as of December 2012 and December 2011, respectively. Such financings were collateralized by financial assets included in "Financial instruments owned, at fair value" of $8.92 billion and $9.51 billion as of December 2012 and December 2011, respectively.
3. Includes $17.24 billion and $14.33 billion of other secured financings collateralized by financial instruments owned, at fair value as of December 2012 and December 2011, respectively, and includes $13.53 billion and $20.79 billion of other secured financings collateralized by financial instruments received as collateral and repledged as of December 2012 and December 2011, respectively.
4. Primarily real estate and cash.

The table below presents other secured financings by maturity.

in millions	As of December 2012
Other secured financings (short-term)	$23,045
Other secured financings (long-term):	
2014	4,957
2015	1,446
2016	869
2017	271
2018-thereafter	1,422
Total other secured financings (long-term)	8,965
Total other secured financings	$32,010

Collateral Received and Pledged

The firm receives financial instruments (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans.

In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

	As of December	
in millions	**2012**	2011
Collateral available to be delivered or repledged	**$540,949**	$622,926
Collateral that was delivered or repledged	**397,652**	454,604

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities lending agreements and other secured financings, and other assets (primarily real estate and cash) in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged by the firm.

	As of December	
in millions	**2012**	2011
Financial instruments owned, at fair value pledged to counterparties that:		
Had the right to deliver or repledge	**$ 67,177**	$ 53,989
Did not have the right to deliver or repledge	**120,980**	110,949
Other assets pledged to counterparties that:		
Did not have the right to deliver or repledge	**2,031**	3,444

Note 10.

Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds, loans and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities and limited liability companies) and acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated shares of principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize significant gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Notes 9 and 23 for further information about collateralized financings and interest expense, respectively.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including ownership of beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are the performance of the underlying collateral, the position of the firm's investment in the capital structure of the securitization vehicle and the market yield for the security. These interests are accounted for at fair value and are included in "Financial instruments owned, at fair value" and are generally classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

The table below presents the amount of financial assets securitized and the cash flows received on retained interests in securitization entities in which the firm had continuing involvement.

	Year Ended December		
in millions	**2012**	2011	2010
Residential mortgages	**$33,755**	$40,131	$47,803
Commercial mortgages	**300**	—	1,451
Other financial assets	**—**	269	12
Total	**$34,055**	$40,400	$49,266
Cash flows on retained interests	**$ 389**	$ 569	$ 517

The table below presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement. In this table:

- the outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss;
- for retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests; and
- purchased interests represent senior and subordinated interests, purchased in connection with secondary market-making activities, in securitization entities in which the firm also holds retained interests.

	As of December 2012			As of December 2011		
in millions	**Outstanding Principal Amount**	**Fair Value of Retained Interests**	**Fair Value of Purchased Interests**	Outstanding Principal Amount	Fair Value of Retained Interests	Fair Value of Purchased Interests
U.S. government agency-issued collateralized mortgage obligations [1]	**$57,685**	**$4,654**	**$ —**	$70,448	$5,038	$ —
Other residential mortgage-backed [2]	**3,656**	**106**	**—**	4,459	101	3
Commercial mortgage-backed [3]	**1,253**	**1**	**56**	3,398	606	331
CDOs, CLOs and other [4]	**8,866**	**51**	**331**	9,972	32	211
Total [5]	**$71,460**	**$4,812**	**$387**	$88,277	$5,777	$545

1. Outstanding principal amount and fair value of retained interests primarily relate to securitizations during 2012 and 2011 as of December 2012, and securitizations during 2011 and 2010 as of December 2011.
2. Outstanding principal amount and fair value of retained interests as of both December 2012 and December 2011 primarily relate to prime and Alt-A securitizations during 2007 and 2006.
3. As of December 2012, the outstanding principal amount primarily relates to securitizations during 2012 and 2007 and the fair value of retained interests primarily relate to securitizations during 2012. As of December 2011, the outstanding principal amount primarily relates to securitizations during 2010, 2007 and 2006 and the fair value of retained interests primarily relates to securitizations during 2010.
4. Outstanding principal amount and fair value of retained interests as of both December 2012 and December 2011 primarily relate to CDO and CLO securitizations during 2007 and 2006.
5. Outstanding principal amount includes $835 million and $774 million as of December 2012 and December 2011, respectively, related to securitization entities in which the firm's only continuing involvement is retained servicing which is not a variable interest.

In addition to the interests in the table above, the firm had other continuing involvement in the form of derivative transactions and guarantees with certain nonconsolidated VIEs. The carrying value of these derivatives and guarantees was a net asset of $45 million and a net liability of $52 million as of December 2012 and December 2011, respectively. The notional amounts of these derivatives and guarantees are included in maximum exposure to loss in the nonconsolidated VIE tables in Note 11.

The table below presents the weighted average key economic assumptions used in measuring the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	As of December 2012		As of December 2011	
	Type of Retained Interests		Type of Retained Interests	
$ in millions	**Mortgage-Backed**	**Other**[1]	Mortgage-Backed	Other[1]
Fair value of retained interests	**$4,761**	**$ 51**	$5,745	$ 32
Weighted average life (years)	**8.2**	**2.0**	7.1	4.7
Constant prepayment rate [2]	**10.9%**	**N.M.**	14.1%	N.M.
Impact of 10% adverse change [2]	**$ (57)**	**N.M.**	$ (55)	N.M.
Impact of 20% adverse change [2]	**(110)**	**N.M.**	(108)	N.M.
Discount rate [3]	**4.6%**	**N.M.**	5.4%	N.M.
Impact of 10% adverse change	**$ (96)**	**N.M.**	$ (125)	N.M.
Impact of 20% adverse change	**(180)**	**N.M.**	(240)	N.M.

1. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2012 and December 2011. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $51 million and $32 million as of December 2012 and December 2011, respectively.
2. Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.
3. The majority of mortgage-backed retained interests are U.S. government agency-issued collateralized mortgage obligations, for which there is no anticipated credit loss. For the remainder of retained interests, the expected credit loss assumptions are reflected in the discount rate.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the preceding table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Note 11.

Variable Interest Entities

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential and commercial mortgage loans and securities to mortgage-backed VIEs and corporate bonds and loans to corporate CDO and CLO VIEs and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain of these VIEs, primarily interest rate swaps, which are typically not variable interests. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs.

Certain mortgage-backed and corporate CDO and CLO VIEs, usually referred to as synthetic CDOs or credit-linked note VIEs, synthetically create the exposure for the beneficial interests they issue by entering into credit derivatives, rather than purchasing the underlying assets. These credit derivatives may reference a single asset, an index, or a portfolio/basket of assets or indices. See Note 7 for further information about credit derivatives. These VIEs use the funds from the sale of beneficial interests and the premiums received from credit derivative counterparties to purchase securities which serve to collateralize the beneficial interest holders and/or the credit derivative counterparty. These VIEs may enter into other derivatives, primarily interest rate swaps, which are typically not variable interests. The firm may be a counterparty to derivatives with these VIEs and generally enters into derivatives with other counterparties to mitigate its risk.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by and makes loans to VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain other asset-backed VIEs, primarily total return swaps on the collateral assets held by these VIEs under which the firm pays the VIE the return due to the note holders and receives the return on the collateral assets owned by the VIE. The firm generally can be removed as the total return swap counterparty. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs. The firm typically does not sell assets to the other asset-backed VIEs it structures.

Power-Related VIEs. The firm purchases debt and equity securities issued by, and may provide guarantees to, VIEs that hold power-related assets. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Investment Funds. The firm purchases equity securities issued by and may provide guarantees to certain of the investment funds it manages. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Principal-Protected Note VIEs. The firm structures VIEs that issue principal-protected notes to clients. These VIEs own portfolios of assets, principally with exposure to hedge funds. Substantially all of the principal protection on the notes issued by these VIEs is provided by the asset portfolio rebalancing that is required under the terms of the notes. The firm enters into total return swaps with these VIEs under which the firm pays the VIE the return due to the principal-protected note holders and receives the return on the assets owned by the VIE. The firm may enter into derivatives with other counterparties to mitigate the risk it has from the derivatives it enters into with these VIEs. The firm also obtains funding through these VIEs.

VIE Consolidation Analysis

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans and lending commitments) in a VIE that will absorb portions of the VIE's expected losses and/or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans and lending commitments; limited and general partnership interests; preferred and common equity; derivatives that may include foreign currency, equity and/or credit risk; guarantees; and certain of the fees the firm receives from investment funds. Certain interest rate, foreign currency and credit derivatives the firm enters into with VIEs are not variable interests because they create rather than absorb risk.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- the VIE's capital structure;
- the terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- related-party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs.

The tables below present information about nonconsolidated VIEs in which the firm holds variable interests. Nonconsolidated VIEs are aggregated based on principal business activity. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the tables below:

- The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.
- For retained and purchased interests and loans and investments, the maximum exposure to loss is the carrying value of these interests.
- For commitments and guarantees, and derivatives, the maximum exposure to loss is the notional amount, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded. As a result, the maximum exposure to loss exceeds liabilities recorded for commitments and guarantees, and derivatives provided to VIEs.

The carrying values of the firm's variable interests in nonconsolidated VIEs are included in the consolidated statement of financial condition as follows:

- Substantially all assets held by the firm related to mortgage-backed, corporate CDO and CLO and other asset-backed VIEs and investment funds are included in "Financial instruments owned, at fair value." Substantially all liabilities held by the firm related to corporate CDO and CLO and other asset-backed VIEs are included in "Financial instruments sold, but not yet purchased, at fair value."

- Assets and liabilities held by the firm related to real estate, credit-related and other investing VIEs are primarily included in "Financial instruments owned, at fair value" and in "Financial instruments sold, but not yet purchased, at fair value," and "Other liabilities and accrued expenses," respectively.
- Assets and liabilities held by the firm related to power-related VIEs are primarily included in "Financial instruments owned, at fair value" and "Other assets" and in "Other liabilities and accrued expenses," respectively.

	Nonconsolidated VIEs						
	As of December 2012						
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Power-related	Investment funds	Total
Assets in VIE	$79,171 [2]	$23,842	$9,244	$3,510	$147	$1,898	$117,812
Carrying Value of the Firm's Variable Interests							
Assets	6,269	1,193	1,801	220	32	4	9,519
Liabilities	—	12	—	30	—	—	42
Maximum Exposure to Loss in Nonconsolidated VIEs							
Retained interests	4,761	51	—	—	—	—	4,812
Purchased interests	1,162	659	—	204	—	—	2,025
Commitments and guarantees [1]	—	1	438	—	—	1	440
Derivatives [1]	1,574	6,761	—	952	—	—	9,287
Loans and investments	39	—	1,801	—	32	4	1,876
Total	$ 7,536 [2]	$ 7,472	$2,239	$1,156	$ 32	$ 5	$ 18,440

	Nonconsolidated VIEs						
	As of December 2011						
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Power-related	Investment funds	Total
Assets in VIE	$94,047 [2]	$20,340	$8,974	$4,593	$519	$2,208	$130,681
Carrying Value of the Firm's Variable Interests							
Assets	7,004	911	1,495	352	289	5	10,056
Liabilities	—	63	3	24	2	—	92
Maximum Exposure to Loss in Nonconsolidated VIEs							
Retained interests	5,745	32	—	—	—	—	5,777
Purchased interests	962	368	—	333	—	—	1,663
Commitments and guarantees [1]	—	1	373	—	46	—	420
Derivatives [1]	2,469	7,529	—	1,221	—	—	11,219
Loans and investments	82	—	1,495	—	288	5	1,870
Total	$ 9,258 [2]	$ 7,930	$1,868	$1,554	$334	$ 5	$ 20,949

1. The aggregate amounts include $3.25 billion and $4.17 billion as of December 2012 and December 2011, respectively, related to guarantees and derivative transactions with VIEs to which the firm transferred assets.
2. Assets in VIE and maximum exposure to loss include $3.57 billion and $1.72 billion, respectively, as of December 2012, and $6.15 billion and $2.62 billion, respectively, as of December 2011, related to CDOs backed by mortgage obligations.

Consolidated VIEs

The tables below present the carrying amount and classification of assets and liabilities in consolidated VIEs, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests. Consolidated VIEs are aggregated based on principal business activity and their assets and liabilities are presented net of intercompany eliminations. The majority of the assets in principal-protected notes VIEs are intercompany and are eliminated in consolidation.

Substantially all the assets in consolidated VIEs can only be used to settle obligations of the VIE.

The tables below exclude VIEs in which the firm holds a majority voting interest if (i) the VIE meets the definition of a business and (ii) the VIE's assets can be used for purposes other than the settlement of its obligations.

The liabilities of real estate, credit-related and other investing VIEs and CDOs, mortgage-backed and other asset-backed VIEs do not have recourse to the general credit of the firm.

	Consolidated VIEs			
	As of December 2012			
in millions	Real estate, credit-related and other investing	CDOs, mortgage-backed and other asset-backed	Principal-protected notes	Total
Assets				
Cash and cash equivalents	$ 236	$107	$ —	$ 343
Cash and securities segregated for regulatory and other purposes	134	—	92	226
Receivables from brokers, dealers and clearing organizations	5	—	—	5
Financial instruments owned, at fair value	2,958	763	124	3,845
Other assets	1,080	—	—	1,080
Total	**$4,413**	**$870**	**$ 216**	**$5,499**
Liabilities				
Other secured financings	$ 594	$699	$ 301	$1,594
Financial instruments sold, but not yet purchased, at fair value	—	107	—	107
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	—	—	1,584	1,584
Unsecured long-term borrowings	4	—	334	338
Other liabilities and accrued expenses	1,478	—	—	1,478
Total	**$2,076**	**$806**	**$2,219**	**$5,101**

in millions	Consolidated VIEs As of December 2011			
	Real estate, credit-related and other investing	CDOs, mortgage-backed and other asset-backed	Principal-protected notes	Total
Assets				
Cash and cash equivalents	$ 660	$ 51	$ 1	$ 712
Cash and securities segregated for regulatory and other purposes	139	—	—	139
Receivables from brokers, dealers and clearing organizations	4	—	—	4
Receivables from customers and counterparties	—	16	—	16
Financial instruments owned, at fair value	2,369	352	112	2,833
Other assets	1,552	437	—	1,989
Total	$4,724	$856	$ 113	$5,693
Liabilities				
Other secured financings	$1,418	$298	$3,208	$4,924
Payables to customers and counterparties	—	9	—	9
Financial instruments sold, but not yet purchased, at fair value	—	—	2	2
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	185	—	1,941	2,126
Unsecured long-term borrowings	4	—	269	273
Other liabilities and accrued expenses	2,046	40	—	2,086
Total	$3,653	$347	$5,420	$9,420

Note 12.

Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

in millions	As of December 2012	As of December 2011
Property, leasehold improvements and equipment [1]	**$ 8,217**	$ 8,697
Goodwill and identifiable intangible assets [2]	**5,099**	5,468
Income tax-related assets [3]	**5,620**	5,017
Equity-method investments [4]	**453**	664
Miscellaneous receivables and other [5]	**20,234**	3,306
Total	**$39,623**	$23,152

1. Net of accumulated depreciation and amortization of $9.05 billion and $8.46 billion as of December 2012 and December 2011, respectively.
2. Includes $149 million of intangible assets classified as held for sale. See Note 13 for further information about goodwill and identifiable intangible assets.
3. See Note 24 for further information about income taxes.
4. Excludes investments accounted for at fair value under the fair value option where the firm would otherwise apply the equity method of accounting of $5.54 billion and $4.17 billion as of December 2012 and December 2011, respectively, which are included in "Financial instruments owned, at fair value." The firm has generally elected the fair value option for such investments acquired after the fair value option became available.
5. Includes $16.77 billion of assets related to the firm's reinsurance business which were classified as held for sale as of December 2012.

Assets Held for Sale

In the fourth quarter of 2012, the firm classified its reinsurance business within its Institutional Client Services segment as held for sale. Assets related to this business of $16.92 billion, consisting primarily of available-for-sale securities and separate account assets at fair value, are included in "Other assets." Liabilities related to the business of $14.62 billion are included in "Other liabilities and accrued expenses." See Note 8 for further information about insurance-related assets and liabilities held for sale at fair value.

The firm expects to complete the sale of a majority stake in its reinsurance business in 2013 and does not expect to recognize a material gain or loss upon the sale. Upon completion of the sale, the firm will no longer consolidate this business.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment included $6.20 billion and $6.48 billion as of December 2012 and December 2011, respectively, related to property, leasehold improvements and equipment that the firm uses in connection with its operations. The remainder is held by investment entities, including VIEs, consolidated by the firm.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. The firm's policy for impairment testing of property, leasehold improvements and equipment is the same as is used for identifiable intangible assets with finite lives. See Note 13 for further information.

Impairments

As a result of a decline in the market conditions in which certain of the firm's consolidated investments operate, during 2012 and 2011, the firm tested certain property, leasehold improvements and equipment, intangible assets and other assets for impairment in accordance with ASC 360. The carrying value of these assets exceeded the projected undiscounted cash flows over the estimated remaining useful lives of these assets; as such, the firm determined the assets were impaired and recorded impairment losses. In addition, the firm sold assets during 2012 and 2011 and recognized impairment losses prior to the sale of these assets. These impairment losses represented the excess of the carrying values of these assets over their estimated fair values, which are primarily level 3 measurements, using a combination of discounted cash flow analyses and relative value analyses, including the estimated cash flows expected to be received from the disposition of certain of these assets.

The impairment losses were approximately $400 million during the year ended December 2012, substantially all of which were included in "Depreciation and amortization" within the firm's Investing & Lending segment. Impairment losses related to property, leasehold improvements and equipment were approximately $250 million, including approximately $160 million attributable to commodity-related assets. Impairment losses related to intangible and other assets were approximately $150 million, including approximately $80 million attributable to commodity-related assets and approximately $40 million attributable to the firm's New York Stock Exchange (NYSE) Designated Market Maker (DMM) rights.

The impairment losses were approximately $440 million during the year ended December 2011 (approximately $220 million related to assets classified as held for sale, primarily related to Litton Loan Servicing LP (Litton), approximately $120 million related to commodity-related intangible assets and approximately $100 million related to property, leasehold improvements and equipment), all of which were included in "Depreciation and amortization." The impairment losses related to commodity-related intangible assets and property, leasehold improvements and equipment were included in the firm's Investing & Lending segment and the impairment losses related to assets classified as held for sale were principally included in the firm's Institutional Client Services segment. Litton was sold in the third quarter of 2011 and the firm received total consideration that approximated the firm's adjusted carrying value for Litton. See Note 18 for further information about the sale of Litton.

Note 13.

Goodwill and Identifiable Intangible Assets

The tables below present the carrying values of goodwill and identifiable intangible assets, which are included in "Other assets."

	Goodwill	
	As of December	
in millions	2012	2011
Investment Banking:		
Financial Advisory	**$ 98**	$ 104
Underwriting	**183**	186
Institutional Client Services:		
Fixed Income, Currency and Commodities Client Execution	**269**	284
Equities Client Execution	**2,402**	2,390
Securities Services	**105**	117
Investing & Lending	**59**	147
Investment Management	**586**	574
Total	**$3,702**	$3,802

	Identifiable Intangible Assets	
	As of December	
in millions	2012	2011
Investment Banking:		
Financial Advisory	**$ 1**	$ 4
Underwriting	**—**	1
Institutional Client Services:		
Fixed Income, Currency and Commodities Client Execution	**421**	488
Equities Client Execution	**565**	677
Investing & Lending	**281**	369
Investment Management	**129**	127
Total	**$1,397**	$1,666

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

Goodwill is assessed annually in the fourth quarter for impairment or more frequently if events occur or circumstances change that indicate an impairment may exist. Qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If results of the qualitative assessment are not conclusive, a quantitative goodwill impairment test is performed.

The quantitative goodwill impairment test consists of two steps.

- The first step compares the estimated fair value of each reporting unit with its estimated net book value (including goodwill and identified intangible assets). If the reporting unit's fair value exceeds its estimated net book value, goodwill is not impaired.
- If the estimated fair value of a reporting unit is less than its estimated net book value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. An impairment loss is equal to the excess of the carrying amount of goodwill over its fair value.

Goodwill was tested for impairment, using a quantitative test, during the fourth quarter of 2012 and goodwill was not impaired.

To estimate the fair value of each reporting unit, both relative value and residual income valuation techniques are used because the firm believes market participants would use these techniques to value the firm's reporting units.

Relative value techniques apply average observable price-to-earnings multiples of comparable competitors to certain reporting units' net earnings. For other reporting units, fair value is estimated using price-to-book multiples based on residual income techniques, which consider a reporting unit's return on equity in excess of the firm's cost of equity capital. The net book value of each reporting unit reflects an allocation of total shareholders' equity and represents the estimated amount of shareholders' equity required to support the activities of the reporting unit under guidelines issued by the Basel Committee on Banking Supervision (Basel Committee) in December 2010.

Identifiable Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets and their weighted average remaining lives.

$ in millions		As of December 2012	Weighted Average Remaining Lives (years)	2011
Customer lists	Gross carrying amount	**$ 1,099**		$ 1,119
	Accumulated amortization	**(643)**		(593)
	Net carrying amount	**456**	**8**	526
Commodities-related intangibles [1]	Gross carrying amount	**513**		595
	Accumulated amortization	**(226)**		(237)
	Net carrying amount	**287**	**10**	358
Television broadcast royalties	Gross carrying amount	**560**		560
	Accumulated amortization	**(186)**		(123)
	Net carrying amount	**374**	**6**	437
Insurance-related intangibles [2]	Gross carrying amount	**380**		292
	Accumulated amortization	**(231)**		(146)
	Net carrying amount	**149**	**N/A** [2]	146
Other [3]	Gross carrying amount	**950**		950
	Accumulated amortization	**(819)**		(751)
	Net carrying amount	**131**	**12**	199
Total	**Gross carrying amount**	**3,502**		3,516
	Accumulated amortization	**(2,105)**		(1,850)
	Net carrying amount	**$ 1,397**	**8**	$ 1,666

1. Primarily includes commodity-related customer contracts and relationships, permits and access rights.
2. Primarily related to the firm's reinsurance business, which is classified as held for sale. See Note 12 for further information.
3. Primarily includes the firm's exchange-traded fund lead market maker rights and NYSE DMM rights.

Substantially all of the firm's identifiable intangible assets are considered to have finite lives and are amortized (i) over their estimated lives, (ii) based on economic usage for certain commodity-related intangibles or (iii) in proportion to estimated gross profits or premium revenues. Amortization expense for identifiable intangible assets is included in "Depreciation and amortization."

The tables below present amortization expense for identifiable intangible assets for the years ended December 2012, December 2011 and December 2010, and the estimated future amortization expense through 2017 for identifiable intangible assets as of December 2012.

in millions	Year Ended December 2012	2011	2010
Amortization expense	**$338**	$389	$520

in millions	As of December 2012
Estimated future amortization expense:	
2013	**$225**
2014	**189**
2015	**157**
2016	**155**
2017	**153**

Identifiable intangible assets are tested for recoverability whenever events or changes in circumstances indicate that an asset's or asset group's carrying value may not be recoverable.

If a recoverability test is necessary, the carrying value of an asset or asset group is compared to the total of the undiscounted cash flows expected to be received over the remaining useful life and from the disposition of the asset or asset group.

- If the total of the undiscounted cash flows exceeds the carrying value, the asset or asset group is not impaired.
- If the total of the undiscounted cash flows is less than the carrying value, the asset or asset group is not fully recoverable and an impairment loss is recognized as the difference between the carrying amount of the asset or asset group and its estimated fair value.

See Note 12 for information about impairments of the firm's identifiable intangible assets.

Note 14.

Deposits

The table below presents deposits held in U.S. and non-U.S. offices, substantially all of which were interest-bearing. Substantially all U.S. deposits were held at Goldman Sachs Bank USA (GS Bank USA) and substantially all non-U.S. deposits were held at Goldman Sachs Bank (Europe) plc (GS Bank Europe) and Goldman Sachs International Bank (GSIB). On January 18, 2013, GS Bank Europe surrendered its banking license to the Central Bank of Ireland after transferring its deposits to GSIB.

in millions	As of December 2012	2011
U.S. offices	**$62,377**	$38,477
Non-U.S. offices	**7,747**	7,632
Total	**$70,124** [1]	$46,109 [1]

The table below presents maturities of time deposits held in U.S. and non-U.S. offices.

	As of December 2012		
in millions	**U.S.**	**Non-U.S.**	**Total**
2013	**$ 5,248**	**$2,083**	**$ 7,331**
2014	**3,866**	**—**	**3,866**
2015	**3,285**	**—**	**3,285**
2016	**1,687**	**—**	**1,687**
2017	**2,377**	**—**	**2,377**
2018 - thereafter	**5,069**	**—**	**5,069**
Total	**$21,532** [2]	**$2,083** [3]	**$23,615** [1]

1. Includes $5.10 billion and $4.53 billion as of December 2012 and December 2011, respectively, of time deposits accounted for at fair value under the fair value option. See Note 8 for further information about deposits accounted for at fair value.
2. Includes $44 million greater than $100,000, of which $7 million matures within three months, $24 million matures within three to six months, $8 million matures within six to twelve months, and $5 million matures after twelve months.
3. Substantially all were greater than $100,000.

As of December 2012, savings and demand deposits, which represent deposits with no stated maturity, were $46.51 billion, which were recorded based on the amount of cash received plus accrued interest, which approximates fair value. In addition, the firm designates certain derivatives as fair value hedges on substantially all of its time deposits for which it has not elected the fair value option. Accordingly, $18.52 billion of time deposits were effectively converted from fixed-rate obligations to floating-rate obligations and were recorded at amounts that generally approximate fair value. While these savings and demand deposits and time deposits are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these deposits been included in the firm's fair value hierarchy, they would have been classified in level 2.

Note 15.
Short-Term Borrowings

Short-term borrowings were comprised of the following:

in millions	As of December 2012	2011
Other secured financings (short-term)	**$23,045**	$29,185
Unsecured short-term borrowings	**44,304**	49,038
Total	**$67,349**	$78,223

See Note 9 for further information about other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder.

The firm accounts for promissory notes, commercial paper and certain hybrid financial instruments at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. The carrying value of short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

The table below presents unsecured short-term borrowings.

$ in millions	As of December 2012	2011
Current portion of unsecured long-term borrowings [1, 2]	**$25,344**	$28,836
Hybrid financial instruments	**12,295**	11,526
Promissory notes	**260**	1,328
Commercial paper	**884**	1,491
Other short-term borrowings	**5,521**	5,857
Total	**$44,304**	$49,038
Weighted average interest rate [3]	**1.57%**	1.89%

1. As of December 2012, no borrowings guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program (TLGP) were outstanding and the program had expired for new issuances. Includes $8.53 billion as of December 2011, issued by Group Inc. and guaranteed by the FDIC under the TLGP.
2. Includes $24.65 billion and $27.95 billion as of December 2012 and December 2011, respectively, issued by Group Inc.
3. The weighted average interest rates for these borrowings include the effect of hedging activities and exclude financial instruments accounted for at fair value under the fair value option. See Note 7 for further information about hedging activities.

Note 16.

Long-Term Borrowings

Long-term borrowings were comprised of the following:

in millions	As of December 2012	2011
Other secured financings (long-term)	**$ 8,965**	$ 8,179
Unsecured long-term borrowings	**167,305**	173,545
Total	**$176,270**	$181,724

See Note 9 for further information about other secured financings. The table below presents unsecured long-term borrowings extending through 2061 and consisting principally of senior borrowings.

	As of December 2012			As of December 2011		
in millions	**U.S. Dollar**	**Non-U.S. Dollar**	**Total**	U.S. Dollar	Non-U.S. Dollar	Total
Fixed-rate obligations [1]						
Group Inc.	**$ 86,170**	**$36,207**	**$122,377**	$ 82,396	$38,012	$120,408
Subsidiaries	**2,391**	**662**	**3,053**	1,662	557	2,219
Floating-rate obligations [2]						
Group Inc.	**17,075**	**19,227**	**36,302**	19,936	25,878	45,814
Subsidiaries	**3,719**	**1,854**	**5,573**	3,500	1,604	5,104
Total	**$109,355**	**$57,950**	**$167,305**	$107,494	$66,051	$173,545

1. Interest rates on U.S. dollar-denominated debt ranged from 0.20% to 10.04% (with a weighted average rate of 5.48%) and 0.10% to 10.04% (with a weighted average rate of 5.62%) as of December 2012 and December 2011, respectively. Interest rates on non-U.S. dollar-denominated debt ranged from 0.10% to 14.85% (with a weighted average rate of 4.66%) and 0.85% to 14.85% (with a weighted average rate of 4.75%) as of December 2012 and December 2011, respectively.

2. Floating interest rates generally are based on LIBOR or the federal funds target rate. Equity-linked and indexed instruments are included in floating-rate obligations.

The table below presents unsecured long-term borrowings by maturity date. In the table below:

- unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holders are included as unsecured short-term borrowings;
- unsecured long-term borrowings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates; and
- unsecured long-term borrowings that are redeemable prior to maturity at the option of the holders are reflected at the dates such options become exercisable.

	As of December 2012		
in millions	Group Inc.	Subsidiaries	Total
2014	$ 22,279	$ 496	$ 22,775
2015	20,734	411	21,145
2016	21,717	172	21,889
2017	20,218	494	20,712
2018 - thereafter	73,731	7,053	80,784
Total [1]	**$158,679**	**$8,626**	**$167,305**

1. Includes $10.51 billion related to interest rate hedges on certain unsecured long-term borrowings, by year of maturity as follows: $564 million in 2014, $536 million in 2015, $1.15 billion in 2016, $1.44 billion in 2017 and $6.82 billion in 2018 and thereafter.

The firm designates certain derivatives as fair value hedges to effectively convert a substantial portion of its fixed-rate unsecured long-term borrowings which are not accounted for at fair value into floating-rate obligations. Accordingly, excluding the cumulative impact of changes in the firm's credit spreads, the carrying value of unsecured long-term borrowings approximated fair value as of December 2012 and December 2011. See Note 7 for further information about hedging activities. For unsecured long-term borrowings for which the firm did not elect the fair value option, the cumulative impact due to changes in the firm's own credit spreads would be an increase of less than 2% and a reduction of less than 4% in the carrying value of total unsecured long-term borrowings as of December 2012 and December 2011, respectively. As these borrowings are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP, their fair value is not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

The table below presents unsecured long-term borrowings, after giving effect to hedging activities that converted a substantial portion of fixed-rate obligations to floating-rate obligations.

	As of December 2012			As of December 2011		
in millions	Group Inc.	Subsidiaries	Total	Group Inc.	Subsidiaries	Total
Fixed-rate obligations						
At fair value	$ 28	$ 94	$ 122	$ 10	$ 66	$ 76
At amortized cost [1]	22,500	2,047	24,547	26,839	1,934	28,773
Floating-rate obligations						
At fair value	8,166	4,305	12,471	12,903	4,183	17,086
At amortized cost [1]	127,985	2,180	130,165	126,470	1,140	127,610
Total	**$158,679**	**$8,626**	**$167,305**	$166,222	$7,323	$173,545

1. The weighted average interest rates on the aggregate amounts were 2.47% (5.26% related to fixed-rate obligations and 1.98% related to floating-rate obligations) and 2.59% (5.18% related to fixed-rate obligations and 2.03% related to floating-rate obligations) as of December 2012 and December 2011, respectively. These rates exclude financial instruments accounted for at fair value under the fair value option.

Subordinated Borrowings

Unsecured long-term borrowings include subordinated debt and junior subordinated debt. Junior subordinated debt is junior in right of payment to other subordinated borrowings, which are junior to senior borrowings. As of December 2012 and December 2011, subordinated debt had maturities ranging from 2015 to 2038 and 2017 to 2038, respectively. The table below presents subordinated borrowings.

	As of December 2012			As of December 2011		
$ in millions	**Par Amount**	**Carrying Amount**	**Rate** [1]	Par Amount	Carrying Amount	Rate [1]
Subordinated debt [2]	**$14,409**	**$17,358**	**4.24%**	$14,310	$17,362	4.39%
Junior subordinated debt	**2,835**	**4,228**	**3.16%**	5,085	6,533	2.43%
Total subordinated borrowings	**$17,244**	**$21,586**	**4.06%**	$19,395	$23,895	3.87%

1. Weighted average interest rate after giving effect to fair value hedges used to convert these fixed-rate obligations into floating-rate obligations. See Note 7 for further information about hedging activities. See below for information about interest rates on junior subordinated debt.
2. Par amount and carrying amount of subordinated debt issued by Group Inc. was $13.85 billion and $16.80 billion, respectively, as of December 2012, and $13.75 billion and $16.80 billion, respectively, as of December 2011.

Junior Subordinated Debt

Junior Subordinated Debt Issued to APEX Trusts. In 2007, Group Inc. issued a total of $2.25 billion of remarketable junior subordinated debt to Goldman Sachs Capital II and Goldman Sachs Capital III (APEX Trusts), Delaware statutory trusts. The APEX Trusts issued $2.25 billion of guaranteed perpetual Normal Automatic Preferred Enhanced Capital Securities (APEX) to third parties and a de minimis amount of common securities to Group Inc. Group Inc. also entered into contracts with the APEX Trusts to sell $2.25 billion of Group Inc. perpetual non-cumulative preferred stock (the stock purchase contracts). See Note 19 for more information about the preferred stock that Group Inc. has issued in connection with the stock purchase contracts.

The firm accounted for the stock purchase contracts as equity instruments and, accordingly, recorded the cost of the stock purchase contracts as a reduction to additional paid-in capital.

During the first quarter of 2012, pursuant to a remarketing provided for by the initial terms of the junior subordinated debt, Goldman Sachs Capital II sold all of its $1.75 billion of junior subordinated debt to Murray Street Investment Trust I (Murray Street Trust), a new trust sponsored by the firm. On June 1, 2012, pursuant to the stock purchase contracts, Goldman Sachs Capital II used the proceeds of this sale to purchase shares of Group Inc.'s Perpetual Non-Cumulative Preferred Stock, Series E (Series E Preferred Stock).

During the third quarter of 2012, pursuant to a remarketing provided for by the initial terms of the junior subordinated debt, Goldman Sachs Capital III sold all of its $500 million of junior subordinated debt to Vesey Street Investment Trust I (Vesey Street Trust), a new trust sponsored by the firm. On September 4, 2012, pursuant to the stock purchase contracts, Goldman Sachs Capital III used the proceeds of this sale to purchase shares of Group Inc.'s Perpetual Non-Cumulative Preferred Stock, Series F (Series F Preferred Stock).

In connection with the remarketing of the junior subordinated debt to the Murray Street Trust and Vesey Street Trust (together, the 2012 Trusts), pursuant to the terms of the junior subordinated debt, the interest rate and other terms were modified. Following such sales, the firm pays interest semi-annually on the $1.75 billion of junior subordinated debt held by the Murray Street Trust at a fixed annual rate of 4.647% and the debt matures on March 9, 2017 and on the $500 million of junior subordinated debt held by the Vesey Street Trust at a fixed annual rate of 4.404% and the debt matures on September 1, 2016. To fund the purchase of the junior subordinated debt, the 2012 Trusts issued an aggregate of $2.25 billion of senior guaranteed trust securities. The 2012 Trusts are required to pay distributions on their senior guaranteed trust securities in the same amounts and on the same dates that they are scheduled to receive interest on the junior subordinated debt they hold, and are required to redeem their respective senior guaranteed trust securities upon the maturity or earlier redemption of the junior subordinated debt they hold. Group Inc. fully and unconditionally guarantees the payment of these distribution and redemption amounts when due on a senior basis and, as such, the $2.25 billion of junior subordinated debt held by the 2012 Trusts for the benefit of investors is no longer classified as junior subordinated debt.

The firm has the right to defer payments on the junior subordinated debt, subject to limitations. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common or preferred stock. If the firm were to defer payment of interest on the junior subordinated debt and the 2012 Trusts were therefore unable to make scheduled distributions to the holders of the senior guaranteed trust securities, under the guarantee, Group Inc. would be obligated to make those payments to the holders of the senior guaranteed trust securities.

The APEX Trusts and the 2012 Trusts are wholly-owned finance subsidiaries of the firm for regulatory and legal purposes but are not consolidated for accounting purposes.

In connection with the APEX issuance, the firm covenanted in favor of certain of its debtholders, who were initially and are currently the holders of Group Inc.'s 6.345% Junior Subordinated Debentures due February 15, 2034, that, subject to certain exceptions, the firm would not redeem or purchase APEX or shares of Group Inc.'s Series E Preferred Stock or Series F Preferred Stock prior to the date that is ten years after the applicable stock purchase date, unless the applicable redemption or purchase price does not exceed a maximum amount determined by reference to the aggregate amount of net cash proceeds that the firm has received from the sale of qualifying securities.

Junior Subordinated Debt Issued in Connection with Trust Preferred Securities. Group Inc. issued $2.84 billion of junior subordinated debentures in 2004 to Goldman Sachs Capital I (Trust), a Delaware statutory trust. The Trust issued $2.75 billion of guaranteed preferred beneficial interests to third parties and $85 million of common beneficial interests to Group Inc. and used the proceeds from the issuances to purchase the junior subordinated debentures from Group Inc. The Trust is a wholly-owned finance subsidiary of the firm for regulatory and legal purposes but is not consolidated for accounting purposes.

The firm pays interest semi-annually on the debentures at an annual rate of 6.345% and the debentures mature on February 15, 2034. The coupon rate and the payment dates applicable to the beneficial interests are the same as the interest rate and payment dates for the debentures. The firm has the right, from time to time, to defer payment of interest on the debentures, and therefore cause payment on the Trust's preferred beneficial interests to be deferred, in each case up to ten consecutive semi-annual periods. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common stock. The Trust is not permitted to pay any distributions on the common beneficial interests held by Group Inc. unless all dividends payable on the preferred beneficial interests have been paid in full.

Note 17.

Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

in millions	As of December 2012	2011
Compensation and benefits	**$ 8,292**	$ 5,701
Insurance-related liabilities [1]	**10,274**	18,614
Noncontrolling interests [2]	**508**	1,450
Income tax-related liabilities [3]	**2,724**	533
Employee interests in consolidated funds	**246**	305
Subordinated liabilities issued by consolidated VIEs	**1,360**	1,090
Accrued expenses and other [4]	**18,991**	4,108
Total	**$42,395**	$31,801

1. As of December 2012, certain insurance-related liabilities were classified as held for sale and included within "Accrued expenses and other." See Note 12 for further information.
2. Includes $419 million and $1.17 billion related to consolidated investment funds as of December 2012 and December 2011, respectively.
3. See Note 24 for further information about income taxes.
4. Includes $14.62 billion of liabilities related to the firm's reinsurance business which were classified as held for sale as of December 2012. See Note 12 for further information.

The table below presents insurance-related liabilities by type.

in millions	As of December 2012	2011
Separate account liabilities	**$ —**	$ 3,296
Liabilities for future benefits and unpaid claims	**10,274**	14,213
Contract holder account balances	**—**	835
Reserves for guaranteed minimum death and income benefits	**—**	270
Total [1]	**$10,274**	$18,614

1. As of December 2012, certain insurance-related liabilities were classified as held for sale and included within "Accrued expenses and other." See Note 12 for further information.

Separate account liabilities are supported by separate account assets, representing segregated contract holder funds under variable annuity and life insurance contracts. As of December 2011, separate account assets were included in "Cash and securities segregated for regulatory and other purposes."

Liabilities for future benefits and unpaid claims include liabilities arising from reinsurance provided by the firm to other insurers. The firm had a receivable of $1.30 billion as of December 2011 related to such reinsurance contracts, which was reported in "Receivables from customers and counterparties." In addition, the firm has ceded risks to reinsurers related to certain of its liabilities for future benefits and unpaid claims and had a receivable of $648 million as of December 2011 related to such reinsurance contracts, which was reported in "Receivables from customers and counterparties." Contracts to cede risks to reinsurers do not relieve the firm of its obligations to contract holders. Liabilities for future benefits and unpaid claims include $10.27 billion and $8.75 billion carried at fair value under the fair value option as of December 2012 and December 2011, respectively.

Contract holder account balances primarily include fixed annuities under reinsurance contracts.

Reserves for guaranteed minimum death and income benefits represent a liability for the expected value of guaranteed benefits in excess of projected annuity account balances. These reserves are based on total payments expected to be made less total fees expected to be assessed over the life of the contract. As of December 2011, such reserves were related to $5.52 billion of contract holder account balances. The net amount at risk, representing guaranteed minimum death and income benefits in excess of contract holder account balances, was $1.51 billion as of December 2011. The weighted average attained age of these contract holders was 69 years as of December 2011.

Note 18.

Commitments, Contingencies and Guarantees

Commitments

The table below presents the firm's commitments.

in millions	Commitment Amount by Period of Expiration as of December 2012				Total Commitments as of December	
	2013	2014-2015	2016-2017	2018-Thereafter	2012	2011
Commitments to extend credit [1]						
Commercial lending: [2]						
Investment-grade	$ 7,765	$11,632	$33,620	$ 719	$ 53,736	$ 51,281
Non-investment-grade	2,114	4,462	9,833	4,693	21,102	14,217
Warehouse financing	556	228	—	—	784	247
Total commitments to extend credit	10,435	16,322	43,453	5,412	75,622	65,745
Contingent and forward starting resale and securities borrowing agreements [3]	47,599	—	—	—	47,599	54,522
Forward starting repurchase and secured lending agreements [3]	6,144	—	—	—	6,144	17,964
Letters of credit [4]	614	160	—	15	789	1,353
Investment commitments	1,378	2,174	258	3,529	7,339	9,118
Other	4,471	53	31	69	4,624	5,342
Total commitments	$70,641	$18,709	$43,742	$9,025	$142,117	$154,044

1. Commitments to extend credit are presented net of amounts syndicated to third parties.
2. Includes commitments associated with the former William Street credit extension program.
3. These agreements generally settle within three business days.
4. Consists of commitments under letters of credit issued by various banks which the firm provides to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements.

Commitments to Extend Credit

The firm's commitments to extend credit are agreements to lend with fixed termination dates and depend on the satisfaction of all contractual conditions to borrowing. The total commitment amount does not necessarily reflect actual future cash flows because the firm may syndicate all or substantial portions of these commitments and commitments can expire unused or be reduced or cancelled at the counterparty's request.

The firm generally accounts for commitments to extend credit at fair value. Losses, if any, are generally recorded, net of any fees in "Other principal transactions."

As of December 2012, approximately $16.09 billion of the firm's lending commitments were held for investment and were accounted for on an accrual basis. As of December 2012, the carrying value and the estimated fair value of such lending commitments were liabilities of $63 million and $523 million, respectively. As these lending commitments are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP, their fair value is not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these commitments been included in the firm's fair value hierarchy, they would have primarily been classified in level 3 as of December 2012.

Commercial Lending. The firm's commercial lending commitments are extended to investment-grade and non-investment-grade corporate borrowers. Commitments to investment-grade corporate borrowers are principally used for operating liquidity and general corporate purposes. The firm also extends lending commitments in connection with contingent acquisition financing and other types of corporate lending as well as commercial real estate financing. Commitments that are extended for contingent acquisition financing are often intended to be short-term in nature, as borrowers often seek to replace them with other funding sources.

Sumitomo Mitsui Financial Group, Inc. (SMFG) provides the firm with credit loss protection on certain approved loan commitments (primarily investment-grade commercial lending commitments). The notional amount of such loan commitments was $32.41 billion and $31.94 billion as of December 2012 and December 2011, respectively. The credit loss protection on loan commitments provided by SMFG is generally limited to 95% of the first loss the firm realizes on such commitments, up to a maximum of approximately $950 million. In addition, subject to the satisfaction of certain conditions, upon the firm's request, SMFG will provide protection for 70% of additional losses on such commitments, up to a maximum of $1.13 billion, of which $300 million of protection had been provided as of both December 2012 and December 2011. The firm also uses other financial instruments to mitigate credit risks related to certain commitments not covered by SMFG. These instruments primarily include credit default swaps that reference the same or similar underlying instrument or entity or credit default swaps that reference a market index.

Warehouse Financing. The firm provides financing to clients who warehouse financial assets. These arrangements are secured by the warehoused assets, primarily consisting of commercial mortgage loans.

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Secured Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and secured lending agreements that settle at a future date. The firm also enters into commitments to provide contingent financing to its clients and counterparties through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Investment Commitments

The firm's investment commitments consist of commitments to invest in private equity, real estate and other assets directly and through funds that the firm raises and manages. These commitments include $872 million and $1.62 billion as of December 2012 and December 2011, respectively, related to real estate private investments and $6.47 billion and $7.50 billion as of December 2012 and December 2011, respectively, related to corporate and other private investments. Of these amounts, $6.21 billion and $8.38 billion as of December 2012 and December 2011, respectively, relate to commitments to invest in funds managed by the firm, which will be funded at market value on the date of investment.

Leases

The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals.

in millions	As of December 2012
2013	$ 439
2014	407
2015	345
2016	317
2017	306
2018 - thereafter	1,375
Total	**$3,189**

Rent charged to operating expense for the years ended December 2012, December 2011 and December 2010 was $374 million, $475 million and $508 million, respectively.

Operating leases include office space held in excess of current requirements. Rent expense relating to space held for growth is included in "Occupancy." The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Contingencies

Legal Proceedings. See Note 27 for information about legal proceedings, including certain mortgage-related matters.

Certain Mortgage-Related Contingencies. There are multiple areas of focus by regulators, governmental agencies and others within the mortgage market that may impact originators, issuers, servicers and investors. There remains significant uncertainty surrounding the nature and extent of any potential exposure for participants in this market.

- **Representations and Warranties.** The firm has not been a significant originator of residential mortgage loans. The firm did purchase loans originated by others and generally received loan-level representations of the type described below from the originators. During the period 2005 through 2008, the firm sold approximately $10 billion of loans to government-sponsored enterprises and approximately $11 billion of loans to other third parties. In addition, the firm transferred loans to trusts and other mortgage securitization vehicles. As of December 2012 and December 2011, the outstanding balance of the loans transferred to trusts and other mortgage securitization vehicles during the period 2005 through 2008 was approximately $35 billion and $42 billion, respectively. This amount reflects paydowns and cumulative losses of approximately $90 billion ($20 billion of which are cumulative losses) as of December 2012 and approximately $83 billion ($17 billion of which are cumulative losses) as of December 2011. A small number of these Goldman Sachs-issued securitizations with an outstanding principal balance of $540 million and total paydowns and cumulative losses of $1.52 billion ($508 million of which are cumulative losses) as of December 2012, and an outstanding principal balance of $635 million and total paydowns and cumulative losses of $1.42 billion ($465 million of which are cumulative losses) as of December 2011, were structured with credit protection obtained from monoline insurers. In connection with both sales of loans and securitizations, the firm provided loan level representations of the type described below and/or assigned the loan level representations from the party from whom the firm purchased the loans.

The loan level representations made in connection with the sale or securitization of mortgage loans varied among transactions but were generally detailed representations applicable to each loan in the portfolio and addressed matters relating to the property, the borrower and the note. These representations generally included, but were not limited to, the following: (i) certain attributes of the borrower's financial status; (ii) loan-to-value ratios, owner occupancy status and certain other characteristics of the property; (iii) the lien position; (iv) the fact that the loan was originated in compliance with law; and (v) completeness of the loan documentation.

The firm has received repurchase claims for residential mortgage loans based on alleged breaches of representations, from government-sponsored enterprises, other third parties, trusts and other mortgage securitization vehicles, which have not been significant. During the years ended December 2012 and December 2011, the firm repurchased loans with an unpaid principal balance of less than $10 million. The loss related to the repurchase of these loans was not material for the years ended December 2012 and December 2011.

Ultimately, the firm's exposure to claims for repurchase of residential mortgage loans based on alleged breaches of representations will depend on a number of factors including the following: (i) the extent to which these claims are actually made; (ii) the extent to which there are underlying breaches of representations that give rise to valid claims for repurchase; (iii) in the case of loans originated by others, the extent to which the firm could be held liable and, if it is, the firm's ability to pursue and collect on any claims against the parties who made representations to the firm; (iv) macro-economic factors, including developments in the residential real estate market; and (v) legal and regulatory developments.

Based upon the large number of defaults in residential mortgages, including those sold or securitized by the firm, there is a potential for increasing claims for repurchases. However, the firm is not in a position to make a meaningful estimate of that exposure at this time.

- **Foreclosure and Other Mortgage Loan Servicing Practices and Procedures.** The firm had received a number of requests for information from regulators and other agencies, including state attorneys general and banking regulators, as part of an industry-wide focus on the practices of lenders and servicers in connection with foreclosure proceedings and other aspects of mortgage loan servicing practices and procedures. The requests sought information about the foreclosure and servicing protocols and activities of Litton, a residential mortgage servicing subsidiary sold by the firm to Ocwen Financial Corporation (Ocwen) in the third quarter of 2011. The firm is cooperating with the requests and these inquiries may result in the imposition of fines or other regulatory action. In the third quarter of 2010, prior to the firm's sale of Litton, Litton had temporarily suspended evictions and foreclosure and real estate owned sales in a number of states, including those with judicial foreclosure procedures. Litton resumed these activities beginning in the fourth quarter of 2010.

  In connection with the sale of Litton, the firm provided customary representations and warranties, and indemnities for breaches of these representations and warranties, to Ocwen. These indemnities are subject to various limitations, and are capped at approximately $50 million. The firm has not yet received any claims relating to these indemnities. The firm also agreed to provide specific indemnities to Ocwen related to claims made by third parties with respect to servicing activities during the period that Litton was owned by the firm and which are in excess of the related reserves accrued for such matters by Litton at the time of the sale. These indemnities are capped at approximately $125 million. The firm has recorded a reserve for the portion of these potential losses that it believes is probable and can be reasonably estimated. As of December 2012, the firm had not received material claims with respect to these indemnities and had not made material payments in connection with these claims.

  The firm further agreed to provide indemnities to Ocwen not subject to a cap, which primarily relate to potential liabilities constituting fines or civil monetary penalties which could be imposed in settlements with certain terms with U.S. states' attorneys general or in consent orders with certain terms with the Federal Reserve, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, the FDIC or the New York State Department of Financial Services, in each case relating to Litton's foreclosure and servicing practices while it was owned by the firm. The firm has entered into a settlement in principle with the Board of Governors of the Federal Reserve System (Federal Reserve Board) relating to foreclosure and servicing matters as described below.

  Under the Litton sale agreement the firm also retained liabilities associated with claims related to Litton's failure to maintain lender-placed mortgage insurance, obligations to repurchase certain loans from government-sponsored enterprises, subpoenas from one of Litton's regulators, and fines or civil penalties imposed by the Federal Reserve or the New York State Department of Financial Services in connection with certain compliance matters. Management is unable to develop an estimate of the maximum potential amount of future payments under these indemnities because the firm has received no claims under these indemnities other than an immaterial amount with respect to government-sponsored enterprises. However, management does not believe, based on currently available information, that any payments under these indemnities will have a material adverse effect on the firm's financial condition.

  On September 1, 2011, Group Inc. and GS Bank USA entered into a Consent Order (the Order) with the Federal Reserve Board relating to the servicing of residential mortgage loans. The terms of the Order were substantially similar and, in many respects, identical to the orders entered into with the Federal Reserve Board by other large U.S. financial institutions. The Order set forth various allegations of improper conduct in servicing by Litton, requires that Group Inc. and GS Bank USA cease and desist such conduct, and required that Group Inc. and GS Bank USA, and their boards of directors, take various affirmative steps. The Order required (i) Group Inc. and GS Bank USA to engage a third-party consultant to conduct a review of certain foreclosure actions or proceedings that occurred or were pending between January 1, 2009 and December 31, 2010; (ii) the adoption of policies and procedures related to management of third parties used to outsource residential mortgage servicing, loss mitigation or foreclosure; (iii) a "validation report" from an independent third-party consultant regarding compliance with the Order for the first year; and (iv) submission of quarterly progress reports as to compliance with the Order by the boards of directors (or committees thereof) of Group Inc. and GS Bank USA.

On January 16, 2013, Group Inc. and GS Bank USA entered into a settlement in principle with the Federal Reserve Board relating to the servicing of residential mortgage loans and foreclosure processing. This settlement in principle, amends the Order which is described above, provides for the termination of the independent foreclosure review under the Order and calls for Group Inc. and GS Bank USA collectively to: (i) make cash payments into a settlement fund for distribution to eligible borrowers; and (ii) provide other assistance for foreclosure prevention and loss mitigation over the next two years. The other provisions of the Order will remain in effect. The firm's reserves for legal and regulatory matters as of December 2012 include provisions relating to this settlement.

In addition, on September 1, 2011, GS Bank USA entered into an Agreement on Mortgage Servicing Practices with the New York State Department of Financial Services, Litton and Ocwen relating to the servicing of residential mortgage loans, and, in a related agreement with the New York State Department of Financial Services, Group Inc. agreed to forgive 25% of the unpaid principal balance on certain delinquent first lien residential mortgage loans owned by Group Inc. or a subsidiary, totaling approximately $13 million in principal forgiveness.

Guarantees

The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

The firm, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit and other guarantees to enable clients to complete transactions and fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

The table below presents certain information about derivatives that meet the definition of a guarantee and certain other guarantees. The maximum payout in the table below is based on the notional amount of the contract and therefore does not represent anticipated losses. See Note 7 for further information about credit derivatives that meet the definition of a guarantee which are not included below.

Because derivatives are accounted for at fair value, the carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values below exclude the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash collateral posted under credit support agreements.

	As of December 2012					
		Maximum Payout/Notional Amount by Period of Expiration				
in millions	Carrying Value of Net Liability	2013	2014-2015	2016-2017	2018-Thereafter	Total
Derivatives [1]	$8,581	$339,460	$213,012	$49,413	$61,264	$663,149
Securities lending indemnifications [2]	—	27,123	—	—	—	27,123
Other financial guarantees [3]	152	904	442	1,195	938	3,479

1. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee, and therefore these amounts do not reflect the firm's overall risk related to its derivative activities. As of December 2011, the carrying value of the net liability related to derivative guarantees was $11.88 billion.

2. Collateral held by the lenders in connection with securities lending indemnifications was $27.89 billion as of December 2012. Because the contractual nature of these arrangements requires the firm to obtain collateral with a market value that exceeds the value of the securities lent to the borrower, there is minimal performance risk associated with these guarantees.

3. Other financial guarantees excludes certain commitments to issue standby letters of credit that are included in "Commitments to extend credit." See table in "Commitments" above for a summary of the firm's commitments. As of December 2011, the carrying value of the net liability related to other financial guarantees was $205 million.

Guarantees of Securities Issued by Trusts. The firm has established trusts, including Goldman Sachs Capital I, the APEX Trusts, the 2012 Trusts, and other entities for the limited purpose of issuing securities to third parties, lending the proceeds to the firm and entering into contractual arrangements with the firm and third parties related to this purpose. The firm does not consolidate these entities. See Note 16 for further information about the transactions involving Goldman Sachs Capital I, the APEX Trusts, and the 2012 Trusts.

The firm effectively provides for the full and unconditional guarantee of the securities issued by these entities. Timely payment by the firm of amounts due to these entities under the guarantee, borrowing, preferred stock and related contractual arrangements will be sufficient to cover payments due on the securities issued by these entities.

Management believes that it is unlikely that any circumstances will occur, such as nonperformance on the part of paying agents or other service providers, that would make it necessary for the firm to make payments related to these entities other than those required under the terms of the guarantee, borrowing, preferred stock and related contractual arrangements and in connection with certain expenses incurred by these entities.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients for losses caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statements of financial condition as of December 2012 and December 2011.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statements of financial condition as of December 2012 and December 2011.

Guarantees of Subsidiaries. Group Inc. fully and unconditionally guarantees the securities issued by GS Finance Corp., a wholly-owned finance subsidiary of the firm.

Group Inc. has guaranteed the payment obligations of Goldman, Sachs & Co. (GS&Co.), GS Bank USA and Goldman Sachs Execution & Clearing, L.P. (GSEC), subject to certain exceptions.

In November 2008, the firm contributed subsidiaries into GS Bank USA, and Group Inc. agreed to guarantee the reimbursement of certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets.

In addition, Group Inc. guarantees many of the obligations of its other consolidated subsidiaries on a transaction-by-transaction basis, as negotiated with counterparties. Group Inc. is unable to develop an estimate of the maximum payout under its subsidiary guarantees; however, because these guaranteed obligations are also obligations of consolidated subsidiaries included in the table above, Group Inc.'s liabilities as guarantor are not separately disclosed.

Note 19.
Shareholders' Equity

Common Equity

Dividends declared per common share were $1.77 in 2012, $1.40 in 2011 and $1.40 in 2010. On January 15, 2013, Group Inc. declared a dividend of $0.50 per common share to be paid on March 28, 2013 to common shareholders of record on February 28, 2013.

The firm's share repurchase program is intended to help maintain the appropriate level of common equity. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by the firm's current and projected capital positions (i.e., comparisons of the firm's desired level and composition of capital to its actual level and composition of capital), but which may also be influenced by general market conditions and the prevailing price and trading volumes of the firm's common stock. Any repurchase of the firm's common stock requires approval by the Federal Reserve Board.

During 2012, 2011 and 2010, the firm repurchased 42.0 million shares, 47.0 million shares and 25.3 million shares of its common stock at an average cost per share of $110.31, $128.33 and $164.48, for a total cost of $4.64 billion, $6.04 billion and $4.16 billion, respectively, under the share repurchase program. In addition, pursuant to the terms of certain share-based compensation plans, employees may remit shares to the firm or the firm may cancel restricted stock units (RSUs) to satisfy minimum statutory employee tax withholding requirements. Under these plans, during 2012, 2011 and 2010, employees remitted 33,477 shares, 75,517 shares and 164,172 shares with a total value of $3 million, $12 million and $25 million, and the firm cancelled 12.7 million, 12.0 million and 6.2 million of RSUs with a total value of $1.44 billion, $1.91 billion and $972 million, respectively.

Preferred Equity

The table below presents perpetual preferred stock issued and outstanding as of December 2012.

Series	Shares Authorized	Shares Issued	Shares Outstanding	Dividend Rate	Redemption Value (in millions)
A	50,000	30,000	29,999	3 month LIBOR + 0.75%, with floor of 3.75% per annum	$ 750
B	50,000	32,000	32,000	6.20% per annum	800
C	25,000	8,000	8,000	3 month LIBOR + 0.75%, with floor of 4.00% per annum	200
D	60,000	54,000	53,999	3 month LIBOR + 0.67%, with floor of 4.00% per annum	1,350
E	17,500	17,500	17,500	3 month LIBOR + 0.77%, with floor of 4.00% per annum	1,750
F	5,000	5,000	5,000	3 month LIBOR + 0.77%, with floor of 4.00% per annum	500
I	34,500	34,000	34,000	5.95% per annum	850
	242,000	180,500	180,498		$6,200

Each share of non-cumulative Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock issued and outstanding has a par value of $0.01, has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at the firm's option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $25,000 plus declared and unpaid dividends. On October 24, 2012, Group Inc. issued 34,000 shares of non-cumulative Series I Preferred Stock, par value $0.01 per share. Each share of Series I Preferred Stock issued and outstanding has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at the firm's option beginning November 10, 2017, subject to the approval of the Federal Reserve Board, at a redemption price equal to $25,000 plus accrued and unpaid dividends.

In 2007, the Board of Directors of Group Inc. (Board) authorized 17,500 shares of Series E Preferred Stock, and 5,000 shares of Series F Preferred Stock, in connection with the APEX Trusts. On June 1, 2012, Group Inc. issued 17,500 shares of Series E Preferred Stock to Goldman Sachs Capital II pursuant to the stock purchase contracts held by Goldman Sachs Capital II. On September 4, 2012, Group Inc. issued 5,000 shares of Series F Preferred Stock to Goldman Sachs Capital III pursuant to the stock purchase contracts held by Goldman Sachs Capital III. Each share of Series E and Series F Preferred Stock issued and outstanding has a par value of $0.01, has a liquidation preference of $100,000 and is redeemable at the option of the firm at any time subject to approval from the Federal Reserve Board and to certain covenant restrictions governing the firm's ability to redeem or purchase the preferred stock without issuing common stock or other instruments with equity-like characteristics, at a redemption price equal to $100,000 plus declared and unpaid dividends. See Note 16 for further information about the APEX Trusts.

All series of preferred stock are pari passu and have a preference over the firm's common stock on liquidation. Dividends on each series of preferred stock, if declared, are payable quarterly in arrears. The firm's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the firm fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period.

In March 2011, the firm provided notice to Berkshire Hathaway Inc. and certain of its subsidiaries (collectively, Berkshire Hathaway) that it would redeem in full the 50,000 shares of the firm's 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock) held by Berkshire Hathaway for the stated redemption price of $5.50 billion ($110,000 per share), plus accrued and unpaid dividends. In connection with this notice, the firm recognized a preferred dividend of $1.64 billion (calculated as the difference between the carrying value and the redemption value of the preferred stock), which was recorded as a reduction to earnings applicable to common shareholders for the first quarter of 2011. The redemption also resulted in the acceleration of $24 million of preferred dividends related to the period from April 1, 2011 to the redemption date, which was included in the firm's results during the three months ended March 2011. The Series G Preferred Stock was redeemed on April 18, 2011. Berkshire Hathaway continues to hold a five-year warrant, issued in October 2008, to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share.

On January 9, 2013, Group Inc. declared dividends of $234.38, $387.50, $250.00, $250.00 and $437.99 per share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series I Preferred Stock, respectively, to be paid on February 11, 2013 to preferred shareholders of record on January 27, 2013. In addition, the firm declared dividends of $977.78 per each share of Series E Preferred Stock and Series F Preferred Stock, to be paid on March 1, 2013 to preferred shareholders of record on February 14, 2013.

The table below presents preferred dividends declared on preferred stock.

	Year Ended December					
	2012		2011		2010	
	per share	*in millions*	*per share*	*in millions*	*per share*	*in millions*
Series A	**$ 960.94**	**$ 29**	$ 950.51	$ 28	$ 950.51	$ 28
Series B	**1,550.00**	**50**	1,550.00	50	1,550.00	50
Series C	**1,025.01**	**8**	1,013.90	8	1,013.90	8
Series D	**1,025.01**	**55**	1,013.90	55	1,013.90	55
Series E	**2,055.56**	**36**	—	—	—	—
Series F	**1,000.00**	**5**	—	—	—	—
Series G [1]	**—**	**—**	2,500.00	125	10,000.00	500
Total		**$183**		$266		$641

1. Amount for the year ended December 2011 excludes preferred dividends related to the redemption of the firm's Series G Preferred Stock.

Accumulated Other Comprehensive Income/(Loss)

The tables below present accumulated other comprehensive income/(loss) by type.

	As of December 2012			
in millions	**Currency translation adjustment, net of tax**	**Pension and postretirement liability adjustments, net of tax**	**Net unrealized gains/(losses) on available-for-sale securities, net of tax**	**Accumulated other comprehensive income/(loss), net of tax**
Balance, beginning of year	**$(225)**	**$(374)**	**$ 83**	**$(516)**
Other comprehensive income/(loss)	**(89)**	**168**	**244**	**323**
Balance, end of year	**$(314)**	**$(206)**	**$327** [1]	**$(193)**

	As of December 2011			
in millions	Currency translation adjustment, net of tax	Pension and postretirement liability adjustments, net of tax	Net unrealized gains/(losses) on available-for-sale securities, net of tax	Accumulated other comprehensive income/(loss), net of tax
Balance, beginning of year	$(170)	$(229)	$113	$(286)
Other comprehensive loss	(55)	(145)	(30)	(230)
Balance, end of year	$(225)	$(374)	$ 83 [1]	$(516)

1. Substantially all consists of net unrealized gains on securities held by the firm's insurance subsidiaries as of both December 2012 and December 2011.

Note 20.

Regulation and Capital Adequacy

The Federal Reserve Board is the primary regulator of Group Inc., a bank holding company under the Bank Holding Company Act of 1956 (BHC Act) and a financial holding company under amendments to the BHC Act effected by the U.S. Gramm-Leach-Bliley Act of 1999. As a bank holding company, the firm is subject to consolidated regulatory capital requirements that are computed in accordance with the Federal Reserve Board's risk-based capital requirements (which are based on the 'Basel 1' Capital Accord of the Basel Committee). These capital requirements are expressed as capital ratios that compare measures of capital to risk-weighted assets (RWAs). The firm's U.S. bank depository institution subsidiaries, including GS Bank USA, are subject to similar capital requirements.

Under the Federal Reserve Board's capital adequacy requirements and the regulatory framework for prompt corrective action that is applicable to GS Bank USA, the firm and its U.S. bank depository institution subsidiaries must meet specific capital requirements that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory reporting practices. The firm and its U.S. bank depository institution subsidiaries' capital amounts, as well as GS Bank USA's prompt corrective action classification, are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Many of the firm's subsidiaries, including GS&Co. and the firm's other broker-dealer subsidiaries, are subject to separate regulation and capital requirements as described below.

Group Inc.

Federal Reserve Board regulations require bank holding companies to maintain a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. The required minimum Tier 1 capital ratio and total capital ratio in order to be considered a "well-capitalized" bank holding company under the Federal Reserve Board guidelines are 6% and 10%, respectively. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending on their particular condition, risk profile and growth plans. The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum Tier 1 leverage ratio of 4%.

The table below presents information regarding Group Inc.'s regulatory capital ratios.

	As of December	
$ in millions	**2012**	2011
Tier 1 capital	**$ 66,977**	$ 63,262
Tier 2 capital	**$ 13,429**	$ 13,881
Total capital	**$ 80,406**	$ 77,143
Risk-weighted assets	**$399,928**	$457,027
Tier 1 capital ratio	**16.7%**	13.8%
Total capital ratio	**20.1%**	16.9%
Tier 1 leverage ratio	**7.3%**	7.0%

RWAs under the Federal Reserve Board's risk-based capital requirements are calculated based on the amount of market risk and credit risk. RWAs for market risk are determined by reference to the firm's Value-at-Risk (VaR) model, supplemented by other measures to capture risks not reflected in the firm's VaR model. Credit risk for on-balance sheet assets is based on the balance sheet value. For off-balance sheet exposures, including OTC derivatives and commitments, a credit equivalent amount is calculated based on the notional amount of each trade. All such assets and exposures are then assigned a risk weight depending on, among other things, whether the counterparty is a sovereign, bank or a qualifying securities firm or other entity (or if collateral is held, depending on the nature of the collateral).

Tier 1 leverage ratio is defined as Tier 1 capital under Basel 1 divided by average adjusted total assets (which includes adjustments for disallowed goodwill and intangible assets, and the carrying value of equity investments in non-financial companies that are subject to deductions from Tier 1 capital).

Regulatory Reform

Changes to the market risk capital rules of the U.S. federal bank regulatory agencies (the Agencies) became effective on January 1, 2013. These changes require the addition of several new model-based capital requirements, as well as an increase in capital requirements for securitization positions, and are designed to implement the new market risk framework of the Basel Committee, as well as the prohibition on the use of external credit ratings, as required by the Dodd-Frank Act. This revised market risk framework is a significant part of the regulatory capital changes that will ultimately be included in the firm's capital ratios under the guidelines issued by the Basel Committee in December 2010 (Basel 3). These changes resulted in increased regulatory capital requirements for market risk, and will be reflected in all of the firm's Basel-based capital ratios for periods beginning on or after January 1, 2013.

The firm is currently working to implement the requirements set out in the Agencies' Risk-Based Capital Standards: Advanced Capital Adequacy Framework — Basel 2, as applicable to Group Inc. as a bank holding company and as an advanced approach banking organization (Basel 2). These requirements are based on the advanced approaches under the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee. Basel 2, among other things, revises the regulatory capital framework for credit risk, equity investments, and introduces a new operational risk capital requirement. The firm will adopt Basel 2 once approved to do so by regulators. The firm's capital adequacy ratio will also be impacted by the further changes outlined below under Basel 3 and provisions of the Dodd-Frank Act.

The "Collins Amendment" of the Dodd-Frank Act requires advanced approach banking organizations to continue, upon adoption of Basel 2, to calculate risk-based capital ratios under both Basel 2 and Basel 1. For each of the Tier 1 and Total capital ratios, the lower of the Basel 1 and Basel 2 ratios calculated will be used to determine whether such advanced approach banking organizations meet their minimum risk-based capital requirements. Furthermore, the June 2012 proposals described below include provisions which, if enacted as proposed, would modify these minimum risk-based capital requirements.

In June 2012, the Agencies proposed further modifications to their capital adequacy regulations to address aspects of both the Dodd-Frank Act and Basel 3. If enacted as proposed, the most significant changes that would impact the firm include (i) revisions to the definition of Tier 1 capital, including new deductions from Tier 1 capital, (ii) higher minimum capital and leverage ratios, (iii) a new minimum ratio of Tier 1 common equity to RWAs, (iv) new capital conservation and counter-cyclical capital buffers, (v) an additional leverage ratio that includes measures of off-balance sheet exposures, (vi) revisions to the methodology for calculating RWAs, particularly for credit risk capital requirements for derivatives and (vii) a new "standardized approach" to the calculation of RWAs that would replace the Federal Reserve's current Basel 1 risk-based capital framework in 2015, including for purposes of calculating the requisite capital floor under the Collins Amendment. In November 2012, the Agencies announced that the proposed effective date of January 1, 2013 for these modifications would be deferred, but have not indicated a revised effective date. These proposals incorporate the phase-out of Tier 1 capital treatment for the firm's junior subordinated debt issued to trusts; such capital would instead be eligible as Tier 2 capital under the proposals. Under the Collins Amendment, this phase-out was scheduled to begin on January 1, 2013. Due to the aforementioned deferral of the effective date of the proposed capital rules, however, the application of this phase-out remains uncertain at this time.

In November 2011, the Basel Committee published its final provisions for assessing the global systemic importance of banking institutions and the range of additional Tier 1 common equity that should be maintained by banking institutions deemed to be globally systemically important. The additional capital for these institutions would initially range from 1% to 2.5% of Tier 1 common equity and could be as much as 3.5% for a banking institution that increases its systemic footprint (e.g., by increasing total assets). In November 2012, the Financial Stability Board (established at the direction of the leaders of the Group of 20) indicated that the firm, based on its 2011 financial data, would be required to hold an additional 1.5% of Tier 1 common equity as a globally systemically important banking institution under the Basel Committee's methodology. The final determination of the amount of additional Tier 1 common equity that the firm will be required to hold will be based on the firm's 2013 financial data and the manner and timing of the U.S. banking regulators' implementation of the Basel Committee's methodology. The Basel Committee indicated that globally systemically important banking institutions will be required to meet the capital surcharges on a phased-in basis from 2016 through 2019.

In October 2012, the Basel Committee published its final provisions for calculating incremental capital requirements for domestic systemically important banking institutions. The provisions are complementary to the framework outlined above for global systemically important banking institutions, but are more principles-based in order to provide an appropriate degree of national discretion. The impact of these provisions on the regulatory capital requirements of GS Bank USA and the firm's other subsidiaries, including Goldman Sachs International (GSI), will depend on how they are implemented by the banking and non-banking regulators in the United States and other jurisdictions.

The Basel Committee has released other consultation papers that may result in further changes to the regulatory capital requirements, including a "Fundamental Review of the Trading Book." and "Revisions to the Basel Securitization Framework." The full impact of these developments on the firm will not be known with certainty until after any resulting rules are finalized.

The Dodd-Frank Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. The firm has registered certain subsidiaries as "swap dealers" under the U.S. Commodity Futures Trading Commission (CFTC) rules, including GS&Co., GS Bank USA, GSI and J. Aron & Company. These entities and other entities that would require registration under the CFTC or SEC rules will be subject to regulatory capital requirements, which have not yet been finalized by the CFTC and SEC.

The interaction among the Dodd-Frank Act, other reform initiatives contemplated by the Agencies, the Basel Committee's proposed and announced changes and other proposed or announced changes from other governmental entities and regulators (including the European Union (EU) and the U.K.'s Financial Services Authority (FSA)) adds further uncertainty to the firm's future capital and liquidity requirements and those of the firm's subsidiaries.

Bank Subsidiaries

GS Bank USA, an FDIC-insured, New York State-chartered bank and a member of the Federal Reserve System, is supervised and regulated by the Federal Reserve Board, the FDIC, the New York State Department of Financial Services and the Consumer Financial Protection Bureau, and is subject to minimum capital requirements (described below) that are calculated in a manner similar to those applicable to bank holding companies. GS Bank USA computes its capital ratios in accordance with the regulatory capital requirements currently applicable to state member banks, which are based on Basel 1 as implemented by the Federal Reserve Board, for purposes of assessing the adequacy of its capital. Under the regulatory framework for prompt corrective action that is applicable to GS Bank USA, in order to be considered a "well-capitalized" depository institution, GS Bank USA must maintain a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a Tier 1 leverage ratio of at least 5%. GS Bank USA has agreed with the Federal Reserve Board to maintain minimum capital ratios in excess of these "well-capitalized" levels. Accordingly, for a period of time, GS Bank USA is expected to maintain a Tier 1 capital ratio of at least 8%, a total capital ratio of at least 11% and a Tier 1 leverage ratio of at least 6%. As noted in the table below, GS Bank USA was in compliance with these minimum capital requirements as of December 2012 and December 2011.

The table below presents information regarding GS Bank USA's regulatory capital ratios under Basel 1 as implemented by the Federal Reserve Board.

	As of December	
$ in millions	**2012**	2011
Tier 1 capital	**$ 20,704**	$ 19,251
Tier 2 capital	**$ 39**	$ 6
Total capital	**$ 20,743**	$ 19,257
Risk-weighted assets	**$109,669**	$112,824
Tier 1 capital ratio	**18.9%**	17.1%
Total capital ratio	**18.9%**	17.1%
Tier 1 leverage ratio	**17.6%**	18.5%

Effective January 1, 2013, GS Bank USA implemented the revised market risk regulatory framework outlined above. These changes resulted in increased regulatory capital requirements for market risk, and will be reflected in all of GS Bank USA's Basel-based capital ratios for periods beginning on or after January 1, 2013.

GS Bank USA is also currently working to implement the Basel 2 framework, as implemented by the Federal Reserve Board. GS Bank USA will adopt Basel 2 once approved to do so by regulators.

In addition, the capital requirements for GS Bank USA are expected to be impacted by the June 2012 proposed modifications to the Agencies' capital adequacy regulations outlined above, including the requirements of a floor to the advanced risk-based capital ratios. If enacted as proposed, these proposals would also change the regulatory framework for prompt corrective action that is applicable to GS Bank USA by, among other things, introducing a common equity Tier 1 ratio requirement, increasing the minimum Tier 1 capital ratio requirement and introducing a supplementary leverage ratio as a component of the prompt corrective action analysis. GS Bank USA will also be impacted by aspects of the Dodd-Frank Act, including new stress tests.

The deposits of GS Bank USA are insured by the FDIC to the extent provided by law. The Federal Reserve Board requires depository institutions to maintain cash reserves with a Federal Reserve Bank. The amount deposited by the firm's depository institution held at the Federal Reserve Bank was approximately $58.67 billion and $40.06 billion as of December 2012 and December 2011, respectively, which exceeded required reserve amounts by $58.59 billion and $39.51 billion as of December 2012 and December 2011, respectively.

Transactions between GS Bank USA and its subsidiaries and Group Inc. and its subsidiaries and affiliates (other than, generally, subsidiaries of GS Bank USA) are regulated by the Federal Reserve Board. These regulations generally limit the types and amounts of transactions (including credit extensions from GS Bank USA) that may take place and generally require those transactions to be on market terms or better to GS Bank USA.

The firm's principal non-U.S. bank subsidiaries include GSIB, a wholly-owned credit institution, regulated by the FSA, and GS Bank Europe, a wholly-owned credit institution, regulated by the Central Bank of Ireland, which are both subject to minimum capital requirements. As of December 2012 and December 2011, GSIB and GS Bank Europe were both in compliance with all regulatory capital requirements. On January 18, 2013, GS Bank Europe surrendered its banking license to the Central Bank of Ireland after transferring its deposits to GSIB.

Broker-Dealer Subsidiaries

The firm's U.S. regulated broker-dealer subsidiaries include GS&Co. and GSEC. GS&Co. and GSEC are registered U.S. broker-dealers and futures commission merchants, and are subject to regulatory capital requirements, including those imposed by the SEC, the CFTC, Chicago Mercantile Exchange, the Financial Industry Regulatory Authority, Inc. (FINRA) and the National Futures Association. Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. and GSEC have elected to compute their minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1.

As of December 2012 and December 2011, GS&Co. had regulatory net capital, as defined by Rule 15c3-1, of $14.12 billion and $11.24 billion, respectively, which exceeded the amount required by $12.42 billion and $9.34 billion, respectively. As of December 2012 and December 2011, GSEC had regulatory net capital, as defined by Rule 15c3-1, of $2.02 billion and $2.10 billion, respectively, which exceeded the amount required by $1.92 billion and $2.00 billion, respectively.

In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 2012 and December 2011, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

Insurance Subsidiaries

The firm has U.S. insurance subsidiaries that are subject to state insurance regulation and oversight in the states in which they are domiciled and in the other states in which they are licensed. In addition, certain of the firm's insurance subsidiaries outside of the U.S. are regulated by the FSA and certain are regulated by the Bermuda Monetary Authority. The firm's insurance subsidiaries were in compliance with all regulatory capital requirements as of December 2012 and December 2011.

Other Non-U.S. Regulated Subsidiaries

The firm's principal non-U.S. regulated subsidiaries include GSI and Goldman Sachs Japan Co., Ltd. (GSJCL). GSI, the firm's regulated U.K. broker-dealer, is subject to the capital requirements imposed by the FSA. GSJCL, the firm's regulated Japanese broker-dealer, is subject to the capital requirements imposed by Japan's Financial Services Agency. As of December 2012 and December 2011, GSI and GSJCL were in compliance with their local capital adequacy requirements. Certain other non-U.S. subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2012 and December 2011, these subsidiaries were in compliance with their local capital adequacy requirements.

Restrictions on Payments

The regulatory requirements referred to above restrict Group Inc.'s ability to withdraw capital from its regulated subsidiaries. As of December 2012 and December 2011, Group Inc. was required to maintain approximately $31.01 billion and $25.53 billion, respectively, of minimum equity capital in these regulated subsidiaries. This minimum equity capital requirement includes certain restrictions imposed by federal and state laws as to the payment of dividends to Group Inc. by its regulated subsidiaries. In addition to limitations on the payment of dividends imposed by federal and state laws, the Federal Reserve Board, the FDIC and the New York State Department of Financial Services have authority to prohibit or to limit the payment of dividends by the banking organizations they supervise (including GS Bank USA) if, in the relevant regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in the light of the financial condition of the banking organization.

Note 21.

Earnings Per Common Share

Basic earnings per common share (EPS) is calculated by dividing net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and RSUs for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable for stock warrants and options and for RSUs for which future service is required as a condition to the delivery of the underlying common stock.

The table below presents the computations of basic and diluted EPS.

in millions, except per share amounts	Year Ended December 2012	2011	2010
Numerator for basic and diluted EPS — net earnings applicable to common shareholders	**$7,292**	$2,510	$7,713
Denominator for basic EPS — weighted average number of common shares	**496.2**	524.6	542.0
Effect of dilutive securities:			
RSUs	**11.3**	14.6	15.0
Stock options and warrants	**8.6**	17.7	28.3
Dilutive potential common shares	**19.9**	32.3	43.3
Denominator for diluted EPS — weighted average number of common shares and dilutive potential common shares	**516.1**	556.9	585.3
Basic EPS	**$14.63**	$ 4.71	$14.15
Diluted EPS	**14.13**	4.51	13.18

In the table above, unvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents are treated as a separate class of securities in calculating EPS. The impact of applying this methodology was a reduction in basic EPS of $0.07 for both the years ended December 2012 and December 2011, and $0.08 for the year ended December 2010.

The diluted EPS computations in the table above do not include the following:

in millions	Year Ended December 2012	2011	2010
Number of antidilutive RSUs and common shares underlying antidilutive stock options and warrants	**52.4**	9.2	6.2

Note 22.

Transactions with Affiliated Funds

The firm has formed numerous nonconsolidated investment funds with third-party investors. As the firm generally acts as the investment manager for these funds, it is entitled to receive management fees and, in certain cases, advisory fees or incentive fees from these funds. Additionally, the firm invests alongside the third-party investors in certain funds.

The tables below present fees earned from affiliated funds, fees receivable from affiliated funds and the aggregate carrying value of the firm's interests in affiliated funds.

	Year Ended December		
in millions	**2012**	2011	2010
Fees earned from affiliated funds	**$2,935**	$2,789	$2,882

	As of December	
in millions	**2012**	2011
Fees receivable from funds	**$ 704**	$ 721
Aggregate carrying value of interests in funds	**14,725**	14,960

As of December 2012 and December 2011, the firm had outstanding loans and guarantees to certain of its funds of $582 million and $289 million, respectively, which are collateralized by certain fund assets. These amounts relate primarily to certain real estate funds for which the firm voluntarily provided financial support to alleviate liquidity constraints during the financial crisis and, more recently, to enable them to fund investment opportunities. As of December 2012 and December 2011, the firm had no outstanding commitments to extend credit to these funds.

The Volcker Rule, as currently drafted, would restrict the firm from providing additional voluntary financial support to these funds after July 2014 (subject to extension by the Federal Reserve Board). As a general matter, in the ordinary course of business, the firm does not expect to provide additional voluntary financial support to these funds; however, in the event that such support is provided, the amount of any such support is not expected to be material. In addition, in the ordinary course of business, the firm may also engage in other activities with these funds, including, among others, securities lending, trade execution, market making, custody, and acquisition and bridge financing. See Note 18 for the firm's investment commitments related to these funds.

Note 23.

Interest Income and Interest Expense

Interest income is recorded on an accrual basis based on contractual interest rates. The table below presents the sources of interest income and interest expense.

	Year Ended December		
in millions	**2012**	2011	2010
Interest income			
Deposits with banks	**$ 156**	$ 125	$ 86
Securities borrowed, securities purchased under agreements to resell and federal funds sold [1]	**(77)**	666	540
Financial instruments owned, at fair value	**9,817**	10,718	10,346
Other interest [2]	**1,485**	1,665	1,337
Total interest income	**11,381**	13,174	12,309
Interest expense			
Deposits	**399**	280	304
Securities loaned and securities sold under agreements to repurchase	**822**	905	708
Financial instruments sold, but not yet purchased, at fair value	**2,438**	2,464	1,859
Short-term borrowings [3]	**581**	526	453
Long-term borrowings [3]	**3,736**	3,439	3,155
Other interest [4]	**(475)**	368	327
Total interest expense	**7,501**	7,982	6,806
Net interest income	**$ 3,880**	$ 5,192	$ 5,503

1. Includes rebates paid and interest income on securities borrowed.
2. Includes interest income on customer debit balances and other interest-earning assets.
3. Includes interest on unsecured borrowings and other secured financings.
4. Includes rebates received on other interest-bearing liabilities and interest expense on customer credit balances.

Note 24.

Income Taxes

Provision for Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The firm reports interest expense related to income tax matters in "Provision for taxes" and income tax penalties in "Other expenses."

The tables below present the components of the provision/(benefit) for taxes and a reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate.

	Year Ended December		
in millions	**2012**	2011	2010
Current taxes			
U.S. federal	**$3,013**	$ 405	$1,791
State and local	**628**	392	325
Non-U.S.	**447**	204	1,083
Total current tax expense	**4,088**	1,001	3,199
Deferred taxes			
U.S. federal	**(643)**	683	1,516
State and local	**38**	24	162
Non-U.S.	**249**	19	(339)
Total deferred tax (benefit)/expense	**(356)**	726	1,339
Provision for taxes	**$3,732**	$1,727	$4,538

	Year Ended December		
	2012	2011	2010
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of U.S. federal income tax effects	**3.8**	4.4	2.5
Tax credits	**(1.0)**	(1.6)	(0.7)
Non-U.S. operations	**(4.8)**	(6.7)	(2.3)
Tax-exempt income, including dividends	**(0.5)**	(2.4)	(1.0)
Other	**0.8**	(0.7)	1.7[1]
Effective income tax rate	**33.3%**	28.0%	35.2%

1. Primarily includes the effect of the SEC settlement of $550 million, substantially all of which is non-deductible.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

in millions	As of December 2012	As of December 2011
Deferred tax assets		
Compensation and benefits	**$2,447**	$3,126
Unrealized losses	**1,477**	849
ASC 740 asset related to unrecognized tax benefits	**685**	569
Non-U.S. operations	**965**	662
Foreign tax credits	**—**	12
Net operating losses	**222**	213
Occupancy-related	**119**	110
Other comprehensive income-related	**114**	168
Other, net	**435**	581
	6,464	6,290
Valuation allowance [1]	**(168)**	(65)
Total deferred tax assets [2]	**$6,296**	$6,225
Depreciation and amortization	**1,230**	1,959
Other comprehensive income-related	**85**	36
Total deferred tax liabilities [2]	**$1,315**	$1,995

1. Relates primarily to the ability to utilize losses in various tax jurisdictions.

2. Before netting within tax jurisdictions.

The firm has recorded deferred tax assets of $222 million and $213 million as of December 2012 and December 2011, respectively, in connection with U.S. federal, state and local and foreign net operating loss carryforwards. The firm also recorded a valuation allowance of $60 million and $59 million as of December 2012 and December 2011, respectively, related to these net operating loss carryforwards. As of December 2012, the U.S. federal and foreign net operating loss carryforwards were $39 million and $640 million, respectively. If not utilized, the U.S. federal net operating loss carryforward will begin to expire in 2026. The foreign net operating loss carryforwards can be carried forward indefinitely. State and local net operating loss carryforwards of $1.19 billion will begin to expire in 2013. If these carryforwards expire, they will not have a material impact on the firm's results of operations. The firm had foreign tax credit carryforwards of $0 and $12 million as of December 2012 and December 2011, respectively. The firm recorded a related net deferred income tax asset of $0 and $6 million as of December 2012 and December 2011, respectively.

The firm had capital loss carryforwards of $0 and $6 million as of December 2012 and December 2011, respectively. The firm recorded a related net deferred income tax asset of $0 and $2 million as of December 2012 and December 2011, respectively.

The valuation allowance increased by $103 million and $15 million during 2012 and 2011, respectively. The increase in 2012 was primarily due to the acquisition of deferred tax assets considered more likely than not to be unrealizable. The increase in 2011 was due to losses considered more likely than not to expire unused.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of December 2012 and December 2011, this policy resulted in an unrecognized net deferred tax liability of $3.75 billion and $3.32 billion, respectively, attributable to reinvested earnings of $21.69 billion and $20.63 billion, respectively.

Unrecognized Tax Benefits

The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

As of December 2012 and December 2011, the accrued liability for interest expense related to income tax matters and income tax penalties was $374 million and $233 million, respectively. The firm recognized $95 million, $21 million and $28 million of interest and income tax penalties for the years ended December 2012, December 2011 and December 2010, respectively. It is reasonably possible that unrecognized tax benefits could change significantly during the twelve months subsequent to December 2012 due to potential audit settlements, however, at this time it is not possible to estimate any potential change.

The table below presents the changes in the liability for unrecognized tax benefits. This liability is included in "Other liabilities and accrued expenses." See Note 17 for further information.

	As of December		
in millions	**2012**	2011	2010
Balance, beginning of year	**$1,887**	$2,081	$1,925
Increases based on tax positions related to the current year	**190**	171	171
Increases based on tax positions related to prior years	**336**	278	162
Decreases related to tax positions of prior years	**(109)**	(41)	(104)
Decreases related to settlements	**(35)**	(638)	(128)
Acquisitions/(dispositions)	**(47)**	47	56
Exchange rate fluctuations	**15**	(11)	(1)
Balance, end of year	**$2,237**	$1,887	$2,081
Related deferred income tax asset [1]	**685**	569	972
Net unrecognized tax benefit [2]	**$1,552**	$1,318	$1,109

1. Included in "Other assets." See Note 12.

2. If recognized, the net tax benefit would reduce the firm's effective income tax rate.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as the United Kingdom, Japan, Hong Kong, Korea and various states, such as New York. The tax years under examination vary by jurisdiction. The firm believes that during 2013, certain audits have a reasonable possibility of being completed. The firm does not expect completion of these audits to have a material impact on the firm's financial condition but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

The table below presents the earliest tax years that remain subject to examination by major jurisdiction.

Jurisdiction	As of December 2012
U.S. Federal [1]	2005
New York State and City [2]	2004
United Kingdom	2007
Japan [3]	2008
Hong Kong	2005
Korea	2008

1. IRS examination of fiscal 2008 through calendar 2010 began during 2011. IRS examination of fiscal 2005, 2006 and 2007 began during 2008. IRS examination of fiscal 2003 and 2004 has been completed, but the liabilities for those years are not yet final. The firm anticipates that the audits of fiscal 2005 through calendar 2010 should be completed during 2013, and the audits of 2011 through 2012 should begin in 2013.
2. New York State and City examination of fiscal 2004, 2005 and 2006 began in 2008.
3. Japan National Tax Agency examination of fiscal 2005 through 2009 began in 2010. The examinations have been completed, but the liabilities for 2008 and 2009 are not yet final.

All years subsequent to the above remain open to examination by the taxing authorities. The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

In January 2013, the firm was accepted into the Compliance Assurance Process program by the IRS. This program will allow the firm to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year will be the first year examined under the program.

Note 25.

Business Segments

The firm reports its activities in the following four business segments: Investment Banking, Institutional Client Services, Investing & Lending and Investment Management.

Basis of Presentation

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost drivers of the firm taken as a whole — compensation, headcount and levels of business activity — are broadly similar in each of the firm's business segments. Compensation and benefits expenses in the firm's segments reflect, among other factors, the overall performance of the firm as well as the performance of individual businesses. Consequently, pre-tax margins in one segment of the firm's business may be significantly affected by the performance of the firm's other business segments.

The firm allocates assets (including allocations of excess liquidity and cash, secured client financing and other assets), revenues and expenses among the four reportable business segments. Due to the integrated nature of these segments, estimates and judgments are made in allocating certain assets, revenues and expenses. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management currently views the performance of the segments.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. Net interest is included in segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets.

in millions		For the Years Ended or as of December 2012	2011	2010
Investment Banking	Net revenues	**$ 4,926**	$ 4,355	$ 4,810
	Operating expenses	**3,330**	2,995	3,459
	Pre-tax earnings	**$ 1,596**	$ 1,360	$ 1,351
	Segment assets	**$ 1,712**	$ 1,983	$ 1,870
Institutional Client Services	Net revenues [1]	**$ 18,124**	$ 17,280	$ 21,796
	Operating expenses	**12,480**	12,837	14,994
	Pre-tax earnings	**$ 5,644**	$ 4,443	$ 6,802
	Segment assets	**$825,496**	$813,660	$799,775
Investing & Lending	Net revenues	**$ 5,891**	$ 2,142	$ 7,541
	Operating expenses	**2,666**	2,673	3,361
	Pre-tax earnings/(loss)	**$ 3,225**	$ (531)	$ 4,180
	Segment assets	**$ 98,600**	$ 94,330	$ 95,373
Investment Management	Net revenues	**$ 5,222**	$ 5,034	$ 5,014
	Operating expenses	**4,294**	4,020	4,082
	Pre-tax earnings	**$ 928**	$ 1,014	$ 932
	Segment assets	**$ 12,747**	$ 13,252	$ 14,314
Total	**Net revenues**	**$ 34,163**	$ 28,811	$ 39,161
	Operating expenses	**22,956**	22,642	26,269
	Pre-tax earnings	**$ 11,207**	$ 6,169	$ 12,892
	Total assets	**$938,555**	$923,225	$911,332

1. Includes $121 million, $115 million and $111 million for the years ended December 2012, December 2011 and December 2010, respectively, of realized gains on available-for-sale securities held in the firm's reinsurance subsidiaries.

Total operating expenses in the table above include the following expenses that have not been allocated to the firm's segments:

- charitable contributions of $169 million, $103 million and $345 million for the years ended December 2012, December 2011 and December 2010, respectively; and
- real estate-related exit costs of $17 million, $14 million and $28 million for the years ended December 2012, December 2011 and December 2010, respectively. Real estate-related exit costs are included in "Depreciation and amortization" and "Occupancy" in the consolidated statements of earnings.

Operating expenses related to net provisions for litigation and regulatory proceedings, previously not allocated to the firm's segments, have now been allocated. This allocation is consistent with the manner in which management currently views the performance of the firm's segments. Reclassifications have been made to previously reported segment amounts to conform to the current presentation.

The tables below present the amounts of net interest income or interest expense included in net revenues, and the amounts of depreciation and amortization expense included in pre-tax earnings.

in millions	Year Ended December 2012	2011	2010
Investment Banking	**$ (15)**	$ (6)	$ —
Institutional Client Services	**3,723**	4,360	4,692
Investing & Lending	**26**	635	609
Investment Management	**146**	203	202
Total net interest income	**$3,880**	$5,192	$5,503

in millions	Year Ended December 2012	2011	2010
Investment Banking	**$ 164**	$ 174	$ 172
Institutional Client Services	**796**	944	1,109
Investing & Lending	**564**	563	422
Investment Management	**204**	188	200
Total depreciation and amortization [1]	**$1,738**	$1,869	$1,904

1. Includes real estate-related exit costs of $10 million and $1 million for the years ended December 2012 and December 2010, respectively, that have not been allocated to the firm's segments.

Geographic Information

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. The methodology for allocating profitability to geographic regions is dependent on estimates and management judgment because a significant portion of the firm's activities require cross-border coordination in order to facilitate the needs of the firm's clients.

Geographic results are generally allocated as follows:

- Investment Banking: location of the client and investment banking team.
- Institutional Client Services: Fixed Income, Currency and Commodities Client Execution, and Equities (excluding Securities Services): location of the market-making desk; Securities Services: location of the primary market for the underlying security.
- Investing & Lending: Investing: location of the investment; Lending: location of the client.
- Investment Management: location of the sales team.

The table below presents the total net revenues, pre-tax earnings and net earnings of the firm by geographic region allocated based on the methodology referred to above, as well as the percentage of total net revenues, pre-tax earnings and net earnings (excluding Corporate) for each geographic region.

	Year Ended December					
$ in millions	**2012**		2011		2010	
Net revenues						
Americas [1]	**$20,159**	**59%**	$17,873	62%	$21,564	55%
EMEA [2]	**8,612**	**25**	7,074	25	10,449	27
Asia [3,4]	**5,392**	**16**	3,864	13	7,148	18
Total net revenues	**$34,163**	**100%**	$28,811	100%	$39,161	100%
Pre-tax earnings						
Americas [1]	**$ 6,960**	**61%**	$ 5,307	85%	$ 7,303	55%
EMEA [2]	**2,943**	**26**	1,210	19	3,029	23
Asia [3]	**1,490**	**13**	(231)	(4)	2,933	22
Subtotal	**11,393**	**100%**	6,286	100%	13,265	100%
Corporate [5]	**(186)**		(117)		(373)	
Total pre-tax earnings	**$11,207**		$ 6,169		$12,892	
Net earnings						
Americas [1]	**$ 4,259**	**56%**	$ 3,522	78%	$ 4,322	50%
EMEA [2]	**2,369**	**31**	1,103	24	2,200	26
Asia [3]	**972**	**13**	(103)	(2)	2,083	24
Subtotal	**7,600**	**100%**	4,522	100%	8,605	100%
Corporate	**(125)**		(80)		(251)	
Total net earnings	**$ 7,475**		$ 4,442		$ 8,354	

1. Substantially all relates to the U.S.
2. EMEA (Europe, Middle East and Africa).
3. Asia also includes Australia and New Zealand.
4. Net revenues in Asia in 2011 primarily reflect lower net revenues in Investing & Lending, principally due to losses from public equities, reflecting a significant decline in equity markets in Asia during 2011.
5. Consists of charitable contributions of $169 million, $103 million and $345 million for the years ended December 2012, December 2011 and December 2010, respectively, and real estate-related exit costs of $17 million, $14 million and $28 million for the years ended December 2012, December 2011 and December 2010, respectively. Net provisions for litigation and regulatory proceedings, previously included in Corporate, have now been allocated to the geographic regions. Reclassifications have been made to previously reported geographic region amounts to conform to the current presentation.

Note 26.

Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The table below presents the credit concentrations in assets held by the firm. As of December 2012 and December 2011, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

	As of December	
$ in millions	**2012**	2011
U.S. government and federal agency obligations [1]	**$114,418**	$103,468
% of total assets	**12.2%**	11.2%
Non-U.S. government and agency obligations [1, 2]	**$ 62,252**	$ 49,025
% of total assets	**6.6%**	5.3%

1. Substantially all included in "Financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes."
2. Principally related to Germany, Japan and the United Kingdom as of both December 2012 and December 2011.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to derivative assets is principally cash and is held by the firm or a third-party custodian. Collateral obtained by the firm related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations and non-U.S. government and agency obligations. See Note 9 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations, and non-U.S. government and agency obligations that collateralize resale agreements and securities borrowed transactions (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

	As of December	
in millions	**2012**	2011
U.S. government and federal agency obligations	**$73,477**	$ 94,603
Non-U.S. government and agency obligations [1]	**64,724**	110,178

1. Principally consisting of securities issued by the governments of Germany and France.

Note 27.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Under ASC 450, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight. The amounts reserved against such matters are not significant as compared to the upper end of the range of reasonably possible loss.

With respect to proceedings described below for which management has been able to estimate a range of reasonably possible loss where (i) plaintiffs have claimed an amount of money damages, (ii) the firm is being sued by purchasers in an underwriting and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) the purchasers are demanding that the firm repurchase securities, management has estimated the upper end of the range of reasonably possible loss as being equal to (a) in the case of (i), the amount of money damages claimed, (b) in the case of (ii), the amount of securities that the firm sold in the underwritings and (c) in the case of (iii), the price that purchasers paid for the securities less the estimated value, if any, as of December 2012 of the relevant securities, in each of cases (i), (ii) and (iii), taking into account any factors believed to be relevant to the particular proceeding or proceedings of that type. As of the date hereof, the firm has estimated the upper end of the range of reasonably possible aggregate loss for such proceedings and for any other proceedings described below where management has been able to estimate a range of reasonably possible aggregate loss to be approximately $3.5 billion.

Management is generally unable to estimate a range of reasonably possible loss for proceedings other than those included in the estimate above, including where (i) plaintiffs have not claimed an amount of money damages, unless management can otherwise determine an appropriate amount, (ii) the proceedings are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented. However, for these cases, management does not believe, based on currently available information, that the outcomes of such proceedings will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

IPO Process Matters. Group Inc. and GS&Co. are among the numerous financial services companies that have been named as defendants in a variety of lawsuits alleging improprieties in the process by which those companies participated in the underwriting of public offerings.

GS&Co. has been named as a defendant in an action commenced on May 15, 2002 in New York Supreme Court, New York County, by an official committee of unsecured creditors on behalf of eToys, Inc., alleging that the firm intentionally underpriced eToys, Inc.'s initial public offering. The action seeks, among other things, unspecified compensatory damages resulting from the alleged lower amount of offering proceeds. On appeal from rulings on GS&Co.'s motion to dismiss, the New York Court of Appeals dismissed claims for breach of contract, professional malpractice and unjust enrichment, but permitted claims for breach of fiduciary duty and fraud to continue. On remand, the lower court granted GS&Co.'s motion for summary judgment and, on December 8, 2011, the appellate court affirmed the lower court's decision. On September 6, 2012, the New York Court of Appeals granted the creditors' motion for leave to appeal.

Group Inc. and certain of its affiliates have, together with various underwriters in certain offerings, received subpoenas and requests for documents and information from various governmental agencies and self-regulatory organizations in connection with investigations relating to the public offering process. Goldman Sachs has cooperated with these investigations.

World Online Litigation. In March 2001, a Dutch shareholders' association initiated legal proceedings for an unspecified amount of damages against GSI and others in Amsterdam District Court in connection with the initial public offering of World Online in March 2000, alleging misstatements and omissions in the offering materials and that the market was artificially inflated by improper public statements and stabilization activities. Goldman Sachs and ABN AMRO Rothschild served as joint global coordinators of the approximately €2.9 billion offering. GSI underwrote 20,268,846 shares and GS&Co. underwrote 6,756,282 shares for a total offering price of approximately €1.16 billion.

The district court rejected the claims against GSI and ABN AMRO, but found World Online liable in an amount to be determined. On appeal, the Netherlands Court of Appeals affirmed in part and reversed in part the decision of the district court, holding that certain of the alleged disclosure deficiencies were actionable as to GSI and ABN AMRO. On further appeal, the Netherlands Supreme Court affirmed the rulings of the Court of Appeals, except that it found certain additional aspects of the offering materials actionable and held that individual investors could potentially hold GSI and ABN AMRO responsible for certain public statements and press releases by World Online and its former CEO. The parties entered into a definitive settlement agreement, dated July 15, 2011, and GSI has paid the full amount of its contribution. In the first quarter of 2012, GSI and ABN AMRO, on behalf of the underwriting syndicate, entered into a settlement agreement with respect to a claim filed by another shareholders' association, and has paid the settlement amount in full. Other shareholders have made demands for compensation of alleged damages, and GSI and other syndicate members are discussing the possibility of settlement with certain of these shareholders.

Adelphia Communications Fraudulent Conveyance Litigation. GS&Co. is named as a defendant in two proceedings commenced in the U.S. Bankruptcy Court for the Southern District of New York, one on July 6, 2003 by a creditors committee, and the second on or about July 31, 2003 by an equity committee of Adelphia Communications, Inc. Those proceedings were consolidated in a single amended complaint filed by the Adelphia Recovery Trust on October 31, 2007. The complaint seeks, among other things, to recover, as fraudulent conveyances, approximately $62.9 million allegedly paid to GS&Co. by Adelphia Communications, Inc. and its affiliates in respect of margin calls made in the ordinary course of business on accounts owned by members of the family that formerly controlled Adelphia Communications, Inc. The district court assumed jurisdiction over the action and, on April 8, 2011, granted GS&Co.'s motion for summary judgment. The plaintiff appealed on May 6, 2011.

Specialist Matters. Spear, Leeds & Kellogg Specialists LLC, Spear, Leeds & Kellogg, L.P. and Group Inc. are among numerous defendants named in purported class actions brought beginning in October 2003 on behalf of investors in the U.S. District Court for the Southern District of New York alleging violations of the federal securities laws and state common law in connection with NYSE floor specialist activities. On October 24, 2012, the parties entered into a definitive settlement agreement, subject to court approval. The firm has reserved the full amount of its proposed contribution to the settlement.

Fannie Mae Litigation. GS&Co. was added as a defendant in an amended complaint filed on August 14, 2006 in a purported class action pending in the U.S. District Court for the District of Columbia. The complaint asserts violations of the federal securities laws generally arising from allegations concerning Fannie Mae's accounting practices in connection with certain Fannie Mae-sponsored REMIC transactions that were allegedly arranged by GS&Co. The complaint does not specify a dollar amount of damages. The other defendants include Fannie Mae, certain of its past and present officers and directors, and accountants. By a decision dated May 8, 2007, the district court granted GS&Co.'s motion to dismiss the claim against it. The time for an appeal will not begin to run until disposition of the claims against other defendants. A motion to stay the action filed by the Federal Housing Finance Agency (FHFA), which took control of the foregoing action following Fannie Mae's conservatorship, was denied on November 14, 2011.

Compensation-Related Litigation. On January 17, 2008, Group Inc., its Board, executive officers and members of its management committee were named as defendants in a purported shareholder derivative action in the U.S. District Court for the Eastern District of New York predicting that the firm's 2008 Proxy Statement would violate the federal securities laws by undervaluing certain stock option awards and alleging that senior management received excessive compensation for 2007. The complaint seeks, among other things, an equitable accounting for the allegedly excessive compensation. Plaintiff's motion for a preliminary injunction to prevent the 2008 Proxy Statement from using options valuations that the plaintiff alleges are incorrect and to require the amendment of SEC Forms 4 filed by certain of the executive officers named in the complaint to reflect the stock option valuations alleged by the plaintiff was denied, and plaintiff's appeal from this denial was dismissed. On February 13, 2009, the plaintiff filed an amended complaint, which added purported direct (i.e., non-derivative) claims based on substantially the same theory. The plaintiff filed a further amended complaint on March 24, 2010, and the defendants' motion to dismiss this further amended complaint was granted on the ground that dismissal of the shareholder plaintiff's prior action relating to the firm's 2007 Proxy Statement based on the failure to make a demand to the Board precluded relitigation of demand futility. On December 19, 2011, the appellate court vacated the order of dismissal, holding only that preclusion principles did not mandate dismissal and remanding for consideration of the alternative grounds for dismissal. On April 18, 2012, plaintiff disclosed that he no longer is a Group Inc. shareholder and thus lacks standing to continue to prosecute the action. On January 7, 2013, the district court dismissed the claim due to the plaintiff's lack of standing and the lack of any intervening shareholder.

On March 24, 2009, the same plaintiff filed an action in New York Supreme Court, New York County, against Group Inc., its directors and certain senior executives alleging violation of Delaware statutory and common law in connection with substantively similar allegations regarding stock option awards. On January 4, 2013, another purported shareholder moved to intervene as plaintiff, which defendants have opposed. On January 15, 2013, the court dismissed the action only as to the original plaintiff with prejudice due to his lack of standing.

Mortgage-Related Matters. On April 16, 2010, the SEC brought an action (SEC Action) under the U.S. federal securities laws in the U.S. District Court for the Southern District of New York against GS&Co. and Fabrice Tourre, a former employee, in connection with a CDO offering made in early 2007 (ABACUS 2007-AC1 transaction), alleging that the defendants made materially false and misleading statements to investors and seeking, among other things, unspecified monetary penalties. Investigations of GS&Co. by FINRA and of GSI by the FSA were subsequently initiated, and Group Inc. and certain of its affiliates have received subpoenas and requests for information from other regulators, regarding CDO offerings, including the ABACUS 2007-AC1 transaction, and related matters.

On July 14, 2010, GS&Co. entered into a consent agreement with the SEC, settling all claims made against GS&Co. in the SEC Action, pursuant to which GS&Co. paid $550 million of disgorgement and civil penalties, and which was approved by the U.S. District Court for the Southern District of New York on July 20, 2010.

On January 6, 2011, ACA Financial Guaranty Corp. filed an action against GS&Co. in respect of the ABACUS 2007-AC1 transaction in New York Supreme Court, New York County. The complaint includes allegations of fraudulent inducement, fraudulent concealment and unjust enrichment and seeks at least $30 million in compensatory damages, at least $90 million in punitive damages and unspecified disgorgement. On April 25, 2011, the plaintiff filed an amended complaint and, on June 3, 2011, GS&Co. moved to dismiss the amended complaint. By a decision dated April 23, 2012, the court granted the motion to dismiss as to the unjust enrichment claim and denied the motion as to the other claims, and on May 29, 2012, GS&Co. appealed the decision to the extent that its motion was denied and filed counterclaims for breach of contract and fraudulent inducement, and third-party claims against ACA Management, LLC for breach of contract, unjust enrichment and indemnification. ACA Financial Guaranty Corp. and ACA Management, LLC moved to dismiss GS&Co.'s counterclaims and third-party claims on August 31, 2012. On January 30, 2013, the court granted ACA's motion for leave to file an amended complaint naming a third party to the ABACUS 2007-AC1 transaction as an additional defendant.

Since April 23, 2010, the Board has received letters from shareholders demanding that the Board take action to address alleged misconduct by GS&Co., the Board and certain officers and employees of Group Inc. and its affiliates. These demands, which the Board has rejected, generally alleged misconduct in connection with the firm's securitization practices, including the ABACUS 2007-AC1 transaction, the alleged failure by Group Inc. to adequately disclose the SEC investigation that led to the SEC Action, and Group Inc.'s 2009 compensation practices. In addition, the Board has received books and records demands from several shareholders for materials relating to, among other subjects, the firm's mortgage servicing and foreclosure activities, participation in federal programs providing assistance to financial institutions and homeowners, loan sales to Fannie Mae and Freddie Mac, mortgage-related activities and conflicts management.

Beginning April 26, 2010, a number of purported securities law class actions have been filed in the U.S. District Court for the Southern District of New York challenging the adequacy of Group Inc.'s public disclosure of, among other things, the firm's activities in the CDO market and the SEC investigation that led to the SEC Action. The purported class action complaints, which name as defendants Group Inc. and certain officers and employees of Group Inc. and its affiliates, have been consolidated, generally allege violations of Sections 10(b) and 20(a) of the Exchange Act and seek unspecified damages. Plaintiffs filed a consolidated amended complaint on July 25, 2011. On October 6, 2011, the defendants moved to dismiss, and by a decision dated June 21, 2012, the district court dismissed the claims based on Group Inc.'s not disclosing that it had received a "Wells" notice from the staff of the SEC related to the ABACUS 2007-AC1 transaction, but permitted the plaintiffs' other claims to proceed.

On February 1, 2013, a putative shareholder derivative action was filed in the U.S. District Court for the Southern District of New York against Group Inc. and certain of its officers and directors in connection with mortgage-related activities during 2006 and 2007, including three CDO offerings. The derivative complaint, which is based on similar allegations to those at issue in the consolidated class action discussed above and purported shareholder derivative actions that were previously dismissed, includes allegations of breach of fiduciary duty, challenges the accuracy and adequacy of Group Inc.'s disclosure and seeks, among other things, declaratory relief, unspecified compensatory and punitive damages and restitution from the individual defendants and certain corporate governance reforms.

In June 2012, the Board received a demand from a shareholder that the Board investigate and take action relating to the firm's mortgage-related activities and to stock sales by certain directors and executives of the firm. On February 15, 2013, this shareholder filed a putative shareholder derivative action in the New York Supreme Court, New York County, against Group Inc. and certain current or former directors and employees, based on these activities and stock sales. The derivative complaint includes allegations of breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and corporate waste, and seeks, among other things, unspecified monetary damages, disgorgement of profits and certain corporate governance and disclosure reforms.

GS&Co., Goldman Sachs Mortgage Company (GSMC) and GS Mortgage Securities Corp. (GSMSC) and three current or former Goldman Sachs employees are defendants in a putative class action commenced on December 11, 2008 in the U.S. District Court for the Southern District of New York brought on behalf of purchasers of various mortgage pass-through certificates and asset-backed certificates issued by various securitization trusts established by the firm and underwritten by GS&Co. in 2007. The complaint generally alleges that the registration statement and prospectus supplements for the certificates violated the federal securities laws, and seeks unspecified compensatory damages and rescission or rescissionary damages. Following dismissals of certain of the plaintiff's claims under the initial and three amended complaints, on May 5, 2011, the court granted plaintiff's motion for entry of a final judgment dismissing all its claims, thereby allowing plaintiff to appeal. The plaintiff appealed from the dismissal with respect to all 17 of the offerings included in its original complaint. By a decision dated September 6, 2012, the U.S. Court of Appeals for the Second Circuit affirmed the district court's dismissal of plaintiff's claims with respect to 10 of the offerings included in plaintiff's original complaint but vacated the dismissal and remanded the case to the district court with instructions to reinstate the plaintiff's claims with respect to the other seven offerings. On October 26, 2012, the defendants filed a petition for certiorari with the U.S. Supreme Court seeking review of the Second Circuit decision. On October 31, 2012, the plaintiff served defendants with a fourth amended complaint relating to those seven offerings, plus seven additional offerings. On June 3, 2010, another investor (who had unsuccessfully sought to intervene in the action) filed a separate putative class action asserting substantively similar allegations relating to one of the offerings included in the initial plaintiff's complaint. The district court twice granted defendants' motions to dismiss this separate action, both times with leave to replead. On July 9, 2012, that separate plaintiff filed a second amended complaint, and the defendants moved to dismiss on September 21, 2012. On December 26, 2012, that separate plaintiff filed a motion to amend the second amended complaint to add claims with respect to two additional offerings included in the initial plaintiff's complaint. The securitization trusts issued, and GS&Co. underwrote, approximately $11 billion principal amount of certificates to all purchasers in the fourteen offerings at issue in the complaints.

Group Inc., GS&Co., GSMC and GSMSC are among the defendants in a separate putative class action commenced on February 6, 2009 in the U.S. District Court for the Southern District of New York brought on behalf of purchasers of various mortgage pass-through certificates and asset-backed certificates issued by various securitization trusts established by the firm and underwritten by GS&Co. in 2006. The other original defendants include three current or former Goldman Sachs employees and various rating agencies. The second amended complaint generally alleges that the registration statement and prospectus supplements for the certificates violated the federal securities laws, and seeks unspecified compensatory and rescissionary damages. Defendants moved to dismiss the second amended complaint. On January 12, 2011, the district court granted the motion to dismiss with respect to offerings in which plaintiff had not purchased securities as well as all claims against the rating agencies, but denied the motion to dismiss with respect to a single offering in which the plaintiff allegedly purchased securities. These trusts issued, and GS&Co. underwrote, approximately $698 million principal amount of certificates to all purchasers in the offerings at issue in the complaint (excluding those offerings for which the claims have been dismissed). On February 2, 2012, the district court granted the plaintiff's motion for class certification and on June 13, 2012, the U.S. Court of Appeals for the Second Circuit granted defendants' petition to review that ruling. On November 8, 2012, the court approved a settlement between the parties, and GS&Co. has paid the full amount of the settlement into an escrow account. The time for any appeal from the approval of the settlement has expired.

On September 30, 2010, a putative class action was filed in the U.S. District Court for the Southern District of New York against GS&Co., Group Inc. and two former GS&Co. employees on behalf of investors in $821 million of notes issued in 2006 and 2007 by two synthetic CDOs (Hudson Mezzanine 2006-1 and 2006-2). The complaint, which was amended on February 4, 2011, asserts federal securities law and common law claims, and seeks unspecified compensatory, punitive and other damages. The defendants moved to dismiss on April 5, 2011, and the motion was granted as to plaintiff's claim of market manipulation and denied as to the remainder of plaintiff's claims by a decision dated March 21, 2012. On May 21, 2012, the defendants counterclaimed for breach of contract and fraud. On December 17, 2012, the plaintiff moved for class certification.

GS&Co., GSMC and GSMSC are among the defendants in a lawsuit filed in August 2011 by CIFG Assurance of North America, Inc. (CIFG) in New York Supreme Court, New York County. The complaint alleges that CIFG was fraudulently induced to provide credit enhancement for a 2007 securitization sponsored by GSMC, and seeks, among other things, the repurchase of $24.7 million in aggregate principal amount of mortgages that CIFG had previously stated to be non-conforming, an accounting for any proceeds associated with mortgages discharged from the securitization and unspecified compensatory damages. On October 17, 2011, the Goldman Sachs defendants moved to dismiss. By a decision dated May 1, 2012, the court dismissed the fraud and accounting claims but denied the motion as to certain breach of contract claims that were also alleged. On June 6, 2012, the Goldman Sachs defendants filed counterclaims for breach of contract. In addition, the parties have each appealed the court's May 1, 2012 decision to the extent adverse. The parties have been ordered to mediate, and proceedings in the trial court have been stayed pending mediation.

In addition, on January 15, 2013, CIFG filed a complaint against GS&Co. in New York Supreme Court, New York County, alleging that GS&Co. falsely represented that a third party would independently select the collateral for a 2006 CDO. CIFG seeks unspecified compensatory and punitive damages, including approximately $10 million in connection with its purchase of notes and over $30 million for payments to discharge alleged liabilities arising from its issuance of a financial guaranty insurance policy guaranteeing payment on a credit default swap referencing the CDO.

Various alleged purchasers of, and counterparties involved in transactions relating to, mortgage pass-through certificates, CDOs and other mortgage-related products (including certain Allstate affiliates, Bank Hapoalim B.M., Basis Yield Alpha Fund (Master), Bayerische Landesbank, Cambridge Place Investment Management Inc., the Charles Schwab Corporation, Deutsche Zentral-Genossenschaftbank, the FDIC (as receiver for Guaranty Bank), the Federal Home Loan Banks of Boston, Chicago, Indianapolis and Seattle, the FHFA (as conservator for Fannie Mae and Freddie Mac), HSH Nordbank, IKB Deutsche Industriebank AG, Landesbank Baden-Württemberg, Joel I. Sher (Chapter 11 Trustee) on behalf of TMST, Inc. (TMST), f/k/a Thornburg Mortgage, Inc. and certain TMST affiliates, John Hancock and related parties, Massachusetts Mutual Life Insurance Company, MoneyGram Payment Systems, Inc., National Australia Bank, the National Credit Union Administration, Phoenix Light SF Limited and related parties, Prudential Insurance Company of America and related parties, Royal Park Investments SA/NV, Sealink Funding Limited, Stichting Pensioenfonds ABP, The Union Central Life Insurance Company, Ameritas Life Insurance Corp., Acacia Life Insurance Company, Watertown Savings Bank, and The Western and Southern Life Insurance Co.) have filed complaints or summonses with notice in state and federal court or initiated arbitration proceedings against firm affiliates, generally alleging that the offering documents for the securities that they purchased contained untrue statements of material fact and material omissions and generally seeking rescission and/or damages. Certain of these complaints allege fraud and seek punitive damages. Certain of these complaints also name other firms as defendants.

A number of other entities (including American International Group, Inc. (AIG), Deutsche Bank National Trust Company, John Hancock and related parties, M&T Bank, Norges Bank Investment Management and Selective Insurance Company) have threatened to assert claims of various types against the firm in connection with various mortgage-related transactions, and the firm has entered into agreements with a number of these entities to toll the relevant statute of limitations.

As of the date hereof, the aggregate notional amount of mortgage-related securities sold to plaintiffs in active cases brought against the firm where those plaintiffs are seeking rescission of such securities was approximately $20.7 billion (which does not reflect adjustment for any subsequent paydowns or distributions or any residual value of such securities, statutory interest or any other adjustments that may be claimed). This amount does not include the threatened claims noted above, potential claims by these or other purchasers in the same or other mortgage-related offerings that have not actually been brought against the firm, or claims that have been dismissed.

In June 2011, Heungkuk Life Insurance Co. Limited (Heungkuk) filed a criminal complaint against certain past and present employees of the firm in South Korea relating to its purchase of a CDO securitization from Goldman Sachs. Heungkuk had earlier initiated civil litigation against the firm relating to this matter. This civil litigation has now been settled and, on January 23, 2013, Heungkuk withdrew the criminal complaint in its entirety.

Group Inc. and GS Bank USA have entered into a Consent Order and a settlement in principle with the Federal Reserve Board relating to the servicing of residential mortgage loans and foreclosure practices. In addition, GS Bank USA has entered into an Agreement on Mortgage Servicing Practices with the New York State Department of Financial Services, Litton and Ocwen. See Note 18 for information about these settlements.

Group Inc., GS&Co. and GSMC are among the numerous financial services firms named as defendants in a *qui tam* action originally filed by a relator on April 7, 2010 purportedly on behalf of the City of Chicago and State of Illinois in Cook County, Illinois Circuit Court asserting claims under the Illinois Whistleblower Reward and Protection Act and Chicago False Claims Act, based on allegations that defendants had falsely certified compliance with various Illinois laws, which were purportedly violated in connection with mortgage origination and servicing activities. The complaint, which was originally filed under seal, seeks treble damages and civil penalties. Plaintiff filed an amended complaint on December 28, 2011, naming GS&Co. and GSMC, among others, as additional defendants and a second amended complaint on February 8, 2012. On March 12, 2012, the action was removed to the U.S. District Court for the Northern District of Illinois, and on September 17, 2012 the district court granted the plaintiff's motion to remand the action to state court. On November 16, 2012, the defendants moved to dismiss and to stay discovery.

Group Inc., Litton and Ocwen are defendants in a putative class action filed on January 23, 2013 in the U.S. District Court for the Southern District of New York generally challenging the procurement manner and scope of "force-placed" hazard insurance arranged by Litton when homeowners failed to arrange for insurance as required by their mortgages. The complaint asserts claims for breach of contract, breach of fiduciary duty, misappropriation, conversion, unjust enrichment and violation of Florida unfair practices law, and seeks unspecified compensatory and punitive damages as well as declaratory and injunctive relief.

The firm has also received, and continues to receive, requests for information and/or subpoenas from federal, state and local regulators and law enforcement authorities, relating to the mortgage-related securitization process, subprime mortgages, CDOs, synthetic mortgage-related products, particular transactions involving these products, and servicing and foreclosure activities, and is cooperating with these regulators and other authorities, including in some cases agreeing to the tolling of the relevant statute of limitations. See also "Financial Crisis-Related Matters" below.

The firm expects to be the subject of additional putative shareholder derivative actions, purported class actions, rescission and "put back" claims and other litigation, additional investor and shareholder demands, and additional regulatory and other investigations and actions with respect to mortgage-related offerings, loan sales, CDOs, and servicing and foreclosure activities. See Note 18 for further information regarding mortgage-related contingencies.

Private Equity-Sponsored Acquisitions Litigation. Group Inc. and "GS Capital Partners" are among numerous private equity firms and investment banks named as defendants in a federal antitrust action filed in the U.S. District Court for the District of Massachusetts in December 2007. As amended, the complaint generally alleges that the defendants have colluded to limit competition in bidding for private equity-sponsored acquisitions of public companies, thereby resulting in lower prevailing bids and, by extension, less consideration for shareholders of those companies in violation of Section 1 of the U.S. Sherman Antitrust Act and common law. The complaint seeks, among other things, treble damages in an unspecified amount. Defendants moved to dismiss on August 27, 2008. The district court dismissed claims relating to certain transactions that were the subject of releases as part of the settlement of shareholder actions challenging such transactions, and by an order dated December 15, 2008 otherwise denied the motion to dismiss. On April 26, 2010, the plaintiffs moved for leave to proceed with a second phase of discovery encompassing additional transactions. On August 18, 2010, the court permitted discovery on eight additional transactions, and the plaintiffs filed a fourth amended complaint on October 7, 2010. On January 13, 2011, the court granted defendants' motion to dismiss certain aspects of the fourth amended complaint. On March 1, 2011, the court granted the motion filed by certain defendants, including Group Inc., to dismiss another claim of the fourth amended complaint on the grounds that the transaction was the subject of a release as part of the settlement of a shareholder action challenging the transaction. On June 14, 2012, the plaintiffs filed a fifth amended complaint encompassing additional transactions. On July 18, 2012, the court granted defendants' motion to dismiss certain newly asserted claims on the grounds that certain transactions are subject to releases as part of settlements of shareholder actions challenging those transactions, and denied defendants' motion to dismiss certain additional claims as time-barred. On July 23, 2012, the defendants filed motions for summary judgment.

IndyMac Pass-Through Certificates Litigation. GS&Co. is among numerous underwriters named as defendants in a putative securities class action filed on May 14, 2009 in the U.S. District Court for the Southern District of New York. As to the underwriters, plaintiffs allege that the offering documents in connection with various securitizations of mortgage-related assets violated the disclosure requirements of the federal securities laws. The defendants include IndyMac-related entities formed in connection with the securitizations, the underwriters of the offerings, certain ratings agencies which evaluated the credit quality of the securities, and certain former officers and directors of IndyMac affiliates. On November 2, 2009, the underwriters moved to dismiss the complaint. The motion was granted in part on February 17, 2010 to the extent of dismissing claims based on offerings in which no plaintiff purchased, and the court reserved judgment as to the other aspects of the motion. By a decision dated June 21, 2010, the district court formally dismissed all claims relating to offerings in which no named plaintiff purchased certificates (including all offerings underwritten by GS&Co.), and both granted and denied the defendants' motions to dismiss in various other respects. On November 16, 2012 the district court denied the plaintiffs' motion seeking reinstatement of claims relating to 42 offerings previously dismissed for lack of standing (one of which was co-underwritten by GS&Co.) without prejudice to renewal depending on the outcome of the petition for a writ of certiorari to the U.S. Supreme Court with respect to the Second Circuit's decision described above. On May 17, 2010, four additional investors filed a motion seeking to intervene in order to assert claims based on additional offerings (including two underwritten by GS&Co.). The defendants opposed the motion on the ground that the putative intervenors' claims were time-barred and, on June 21, 2011, the court denied the motion to intervene with respect to, among others, the claims based on the offerings underwritten by GS&Co. Certain of the putative intervenors (including those seeking to assert claims based on two offerings underwritten by GS&Co.) have appealed. GS&Co. underwrote approximately $751 million principal amount of securities to all purchasers in the offerings at issue in the May 2010 motion to intervene.

On July 11, 2008, IndyMac Bank was placed under an FDIC receivership, and on July 31, 2008, IndyMac Bancorp, Inc. filed for Chapter 7 bankruptcy in the U.S. Bankruptcy Court in Los Angeles, California.

RALI Pass-Through Certificates Litigation. GS&Co. is among numerous underwriters named as defendants in a putative securities class action initially filed in September 2008 in New York Supreme Court, and subsequently removed to the U.S. District Court for the Southern District of New York. As to the underwriters, plaintiffs allege that the offering documents in connection with various offerings of mortgage-backed pass-through certificates violated the disclosure requirements of the federal securities laws. In addition to the underwriters, the defendants include Residential Capital, LLC (ResCap), Residential Accredit Loans, Inc. (RALI), Residential Funding Corporation (RFC), Residential Funding Securities Corporation (RFSC), and certain of their officers and directors. On March 31, 2010, the defendants' motion to dismiss was granted in part and denied in part by the district court, resulting in dismissal on the basis of standing of all claims relating to offerings in which no plaintiff purchased securities and, by an order dated January 3, 2013, the district court denied, without prejudice, plaintiffs' motion for reconsideration. In June and July 2010, the lead plaintiff and five additional investors moved to intervene in order to assert claims based on additional offerings (including two underwritten by GS&Co.). On April 28, 2011, the court granted defendants' motion to dismiss as to certain of these claims (including those relating to one offering underwritten by GS&Co. based on a release in an unrelated settlement), but otherwise permitted the intervenor case to proceed. By an order dated January 3, 2013, the district court denied the defendants' motions to dismiss certain of the intervenors' remaining claims as time barred. Class certification of the claims based on the pre-intervention offerings was initially denied by the district court, and that denial was upheld on appeal; however, following remand, on October 15, 2012, the district court certified a class in connection with the pre-intervention offerings. On November 5, 2012, the defendants filed a petition seeking leave from the U.S. Court of Appeals to appeal the certification order. By an order dated January 3, 2013, the district court granted the plaintiffs' application to modify the class definition to include initial purchasers who bought the securities directly from the underwriters or their agents no later than ten trading days after the offering date (rather than just on the offering date). On January 18, 2013, the defendants filed a supplemental petition seeking leave from the U.S. Court of Appeals to appeal the order modifying the class definition.

GS&Co. underwrote approximately $1.28 billion principal amount of securities to all purchasers in the offerings for which claims have not been dismissed. On May 14, 2012, ResCap, RALI and RFC filed for Chapter 11 bankruptcy in the U.S. Bankruptcy Court for the Southern District of New York and the action has been stayed with respect to them, RFSC and certain of their officers and directors.

MF Global Securities Litigation. GS&Co. is among numerous underwriters named as defendants in class action complaints filed in the U.S. District Court for the Southern District of New York commencing November 18, 2011. These complaints generally allege that the offering materials for two offerings of MF Global Holdings Ltd. convertible notes (aggregating approximately $575 million in principal amount) in February 2011 and July 2011, among other things, failed to describe adequately the nature, scope and risks of MF Global's exposure to European sovereign debt, in violation of the disclosure requirements of the federal securities laws. On August 20, 2012, the plaintiffs filed a consolidated amended complaint and on October 19, 2012, the defendants filed motions to dismiss the amended complaint. GS&Co. underwrote an aggregate principal amount of approximately $214 million of the notes. On October 31, 2011, MF Global Holdings Ltd. filed for Chapter 11 bankruptcy in the U.S. Bankruptcy Court in Manhattan, New York.

GS&Co. has also received inquiries from various governmental and regulatory bodies and self-regulatory organizations concerning certain transactions with MF Global prior to its bankruptcy filing. Goldman Sachs is cooperating with all such inquiries.

Employment-Related Matters. On September 15, 2010, a putative class action was filed in the U.S. District for the Southern District of New York by three former female employees alleging that Group Inc. and GS&Co. have systematically discriminated against female employees in respect of compensation, promotion, assignments, mentoring and performance evaluations. The complaint alleges a class consisting of all female employees employed at specified levels by Group Inc. and GS&Co. since July 2002, and asserts claims under federal and New York City discrimination laws. The complaint seeks class action status, injunctive relief and unspecified amounts of compensatory, punitive and other damages. Group Inc. and GS&Co. filed a motion to stay the claims of one of the named plaintiffs and to compel individual arbitration with that individual, based on an arbitration provision contained in an employment agreement between Group Inc. and the individual. On April 28, 2011, the magistrate judge to whom the district judge assigned the motion denied the motion, and the district court affirmed the magistrate judge's decision on November 15, 2011. Group Inc. and GS&Co. have appealed that decision to the U.S. Court of Appeals for the Second Circuit. On June 13, 2011, Group Inc. and GS&Co. moved to strike the class allegations of one of the three named plaintiffs based on her failure to exhaust administrative remedies. On September 29, 2011, the magistrate judge recommended denial of the motion to strike and, on January 10, 2012, the district court denied the motion to strike. On July 22, 2011, Group Inc. and GS&Co. moved to strike all of the plaintiffs' class allegations, and for partial summary judgment as to plaintiffs' disparate impact claims. By a decision dated January 19, 2012, the magistrate judge recommended that defendants' motion be denied as premature. The defendants filed objections to that recommendation with the district judge and on July 17, 2012, the district court issued a decision granting in part Group Inc.'s and GS&Co.'s motion to strike plaintiffs' class allegations on the ground that plaintiffs lacked standing to pursue certain equitable remedies and denying in part Group Inc.'s and GS&Co.'s motion to strike plaintiffs' class allegations in their entirety as premature.

Investment Management Services. Group Inc. and certain of its affiliates are parties to various civil litigation and arbitration proceedings and other disputes with clients relating to losses allegedly sustained as a result of the firm's investment management services. These claims generally seek, among other things, restitution or other compensatory damages and, in some cases, punitive damages. In addition, Group Inc. and its affiliates are subject from time to time to investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations in connection with the firm's investment management services. Goldman Sachs is cooperating with all such investigations and reviews.

Goldman Sachs Asset Management International (GSAMI) is the defendant in an action filed on July 9, 2012 with the High Court of Justice in London by certain entities representing Vervoer, a Dutch pension fund, alleging that GSAMI was negligent in performing its duties as investment manager in connection with the allocation of the plaintiffs' funds among asset managers in accordance with asset allocations provided by plaintiffs and that GSAMI breached its contractual and common law duties to the plaintiffs. Specifically, plaintiffs allege that GSAMI caused their assets to be invested in unsuitable products for an extended period, thereby causing in excess of €67 million in losses, and caused them to be under-exposed for a period of time to certain other investments that performed well, thereby resulting in foregone potential gains. The plaintiffs are seeking unspecified monetary damages. On November 2, 2012, GSAMI served its defense to the allegations and on December 21, 2012, the plaintiffs served their reply to the defense.

Financial Advisory Services. Group Inc. and certain of its affiliates are parties to various civil litigation and arbitration proceedings and other disputes with clients and third parties relating to the firm's financial advisory activities. These claims generally seek, among other things, compensatory damages and, in some cases, punitive damages, and in certain cases allege that the firm did not appropriately disclose or deal with conflicts of interest. In addition, Group Inc. and its affiliates are subject from time to time to investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations in connection with conflicts of interest. Goldman Sachs is cooperating with all such investigations and reviews.

Group Inc., GS&Co. and The Goldman, Sachs & Co. L.L.C. are defendants in an action brought by the founders and former majority shareholders of Dragon Systems, Inc. (Dragon) on November 18, 2008, alleging that the plaintiffs incurred losses due to GS&Co.'s financial advisory services provided in connection with the plaintiffs' exchange of their purported $300 million interest in Dragon for stock of Lernout & Hauspie Speech Products, N.V. (L&H) in 2000. L&H filed for Chapter 11 bankruptcy in the U.S. Bankruptcy Court in Wilmington, Delaware on November 29, 2000. The action is pending in the United States District Court for the District of Massachusetts. The complaint, which was amended in November 2011 following the 2009 dismissal of certain of the plaintiffs' initial claims, seeks unspecified compensatory, punitive and other damages, and alleges breach of fiduciary duty, violation of Massachusetts unfair trade practices laws, negligence, negligent and intentional misrepresentation, gross negligence, willful misconduct and bad faith. Former minority shareholders of Dragon have brought a similar action against GS&Co. with respect to their purported $49 million interest in Dragon, and this action has been consolidated with the action described above. All parties moved for summary judgment. By an order dated October 31, 2012, the court granted summary judgment with respect to certain counterclaims and an indemnification claim brought by the Goldman Sachs defendants against one of the shareholders, but denied summary judgment with respect to all other claims. On January 23, 2013, a jury found in favor of the Goldman Sachs defendants on the plaintiffs' claims for negligence, negligent and intentional misrepresentation, gross negligence, and breach of fiduciary duty. The plaintiffs' claims for violation of Massachusetts unfair trade practices laws will be addressed by the district court and have not yet been decided.

Sales, Trading and Clearance Practices. Group Inc. and certain of its affiliates are subject to a number of investigations and reviews, certain of which are industry-wide, by various governmental and regulatory bodies and self-regulatory organizations relating to the sales, trading and clearance of corporate and government securities and other financial products, including compliance with the SEC's short sale rule, algorithmic and quantitative trading, futures trading, transaction reporting, securities lending practices, trading and clearance of credit derivative instruments, commodities trading, private placement practices and compliance with the U.S. Foreign Corrupt Practices Act.

The European Commission announced in April 2011 that it was initiating proceedings to investigate further numerous financial services companies, including Group Inc., in connection with the supply of data related to credit default swaps and in connection with profit sharing and fee arrangements for clearing of credit default swaps, including potential anti-competitive practices. The proceedings in connection with the supply of data related to credit default swaps are ongoing. Group Inc.'s current understanding is that the proceedings related to profit sharing and fee arrangements for clearing of credit default swaps have been suspended indefinitely. The firm has received civil investigative demands from the U.S. Department of Justice (DOJ) for information on similar matters. Goldman Sachs is cooperating with the investigations and reviews.

Insider Trading Investigations. From time to time, the firm and its employees are the subject of or otherwise involved in regulatory investigations relating to insider trading, the potential misuse of material nonpublic information and the effectiveness of the firm's insider trading controls and information barriers. It is the firm's practice to cooperate fully with any such investigations.

Research Investigations. From time to time, the firm is the subject of or otherwise involved in regulatory investigations relating to research practices, including research independence and interactions between research analysts and other firm personnel, including investment banking personnel. It is the firm's practice to cooperate fully with any such investigations.

EU Price-Fixing Matter. On July 5, 2011, the European Commission issued a Statement of Objections to Group Inc. raising allegations of an industry-wide conspiracy to fix prices for power cables, including by an Italian cable company in which certain Goldman Sachs-affiliated investment funds held ownership interests from 2005 to 2009. The Statement of Objections proposes to hold Group Inc. jointly and severally liable for some or all of any fine levied against the cable company under the concept of parental liability under EU competition law.

Municipal Securities Matters. Group Inc. and certain of its affiliates are subject to a number of investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations relating to transactions involving municipal securities, including wall-cross procedures and conflict of interest disclosure with respect to state and municipal clients, the trading and structuring of municipal derivative instruments in connection with municipal offerings, political contribution rules, underwriting of Build America Bonds and the possible impact of credit default swap transactions on municipal issuers. Goldman Sachs is cooperating with the investigations and reviews.

Group Inc., Goldman Sachs Mitsui Marine Derivative Products, L.P. (GSMMDP) and GS Bank USA are among numerous financial services firms that have been named as defendants in numerous substantially identical individual antitrust actions filed beginning on November 12, 2009 that have been coordinated with related antitrust class action litigation and individual actions, in which no Goldman Sachs affiliate is named, for pre-trial proceedings in the U.S. District Court for the Southern District of New York. The plaintiffs include individual California municipal entities and three New York non-profit entities. All of these complaints against Group Inc., GSMMDP and GS Bank USA generally allege that the Goldman Sachs defendants participated in a conspiracy to arrange bids, fix prices and divide up the market for derivatives used by municipalities in refinancing and hedging transactions from 1992 to 2008. The complaints assert claims under the federal antitrust laws and either California's Cartwright Act or New York's Donnelly Act, and seek, among other things, treble damages under the antitrust laws in an unspecified amount and injunctive relief. On April 26, 2010, the Goldman Sachs defendants' motion to dismiss complaints filed by several individual California municipal plaintiffs was denied. On August 19, 2011, Group Inc., GSMMDP and GS Bank USA were voluntarily dismissed without prejudice from all actions except one brought by a California municipal entity.

On August 21, 2008, GS&Co. entered into a settlement in principle with the Office of the Attorney General of the State of New York and the Illinois Securities Department (on behalf of the North American Securities Administrators Association) regarding auction rate securities. Under the agreement, Goldman Sachs agreed, among other things, (i) to offer to repurchase at par the outstanding auction rate securities that its private wealth management clients purchased through the firm prior to February 11, 2008, with the exception of those auction rate securities where auctions were clearing, (ii) to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors, and (iii) to pay a $22.5 million fine. The settlement is subject to approval by the various states. GS&Co. has entered into consent orders with New York, Illinois and most other states and is in the process of doing so with the remaining states.

On September 4, 2008, Group Inc. was named as a defendant, together with numerous other financial services firms, in two complaints filed in the U.S. District Court for the Southern District of New York alleging that the defendants engaged in a conspiracy to manipulate the auction securities market in violation of federal antitrust laws. The actions were filed, respectively, on behalf of putative classes of issuers of and investors in auction rate securities and seek, among other things, treble damages in an unspecified amount. Defendants' motion to dismiss was granted on January 26, 2010. On March 1, 2010, the plaintiffs appealed from the dismissal of their complaints.

Beginning in February 2012, GS&Co. was named as respondent in four FINRA arbitrations filed, respectively, by the cities of Houston, Texas and Reno, Nevada, a California school district and a North Carolina municipal power authority, based on GS&Co.'s role as underwriter and broker-dealer of the claimants' issuances of an aggregate of over $1.8 billion of auction rate securities from 2003 through 2007 (in the Houston arbitration, two other financial services firms were named as respondents, and in the North Carolina arbitration, one other financial services firm was named). Each claimant alleges that GS&Co. failed to disclose that it had a practice of placing cover bids on auctions, and failed to offer the claimant the option of a formulaic maximum rate (rather than a fixed maximum rate), and that, as a result, the claimant was forced to engage in a series of expensive refinancing and conversion transactions after the failure of the auction market (at an estimated cost, in the case of Houston, of approximately $90 million). Houston and Reno also allege that GS&Co. advised them to enter into interest rate swaps in connection with their auction rate securities issuances, causing them to incur additional losses (including, in the case of Reno, a swap termination obligation of over $8 million). The claimants assert claims for breach of fiduciary duty, fraudulent concealment, negligent misrepresentation, breach of contract, violations of the Exchange Act and state securities laws, and breach of duties under the rules of the Municipal Securities Rulemaking Board and the NASD, and seek unspecified damages. GS&Co. has moved in federal court to enjoin the Reno and California school district arbitrations pursuant to an exclusive forum selection clause in the transaction documents. On November 26, 2012, this motion was denied with regard to the Reno arbitration and, on February 8, 2013, this motion was granted with regard to the California school district arbitration.

Financial Crisis-Related Matters. Group Inc. and certain of its affiliates are subject to a number of investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations and litigation relating to the 2008 financial crisis. Goldman Sachs is cooperating with the investigations and reviews.

Note 28.

Employee Benefit Plans

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. The firm maintains a defined benefit pension plan for certain U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants. These plans do not have a material impact on the firm's consolidated results of operations.

The firm also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm's consolidated results of operations.

The firm recognizes the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation, in the consolidated statements of financial condition. As of December 2012, "Other assets" and "Other liabilities and accrued expenses" included $225 million (related to an overfunded pension plan) and $645 million, respectively, related to these plans. As of December 2011, "Other assets" and "Other liabilities and accrued expenses" included $135 million (related to an overfunded pension plan) and $858 million, respectively, related to these plans.

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $221 million, $225 million and $193 million for the years ended December 2012, December 2011 and December 2010, respectively.

Note 29.

Employee Incentive Plans

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

The firm pays cash dividend equivalents on outstanding RSUs. Dividend equivalents paid on RSUs are generally charged to retained earnings. Dividend equivalents paid on RSUs expected to be forfeited are included in compensation expense. The firm accounts for the tax benefit related to dividend equivalents paid on RSUs as an increase to additional paid-in capital.

In certain cases, primarily related to conflicted employment (as outlined in the applicable award agreements), the firm may cash settle share-based compensation awards accounted for as equity instruments. For these awards, whose terms allow for cash settlement, additional paid-in capital is adjusted to the extent of the difference between the value of the award at the time of cash settlement and the grant-date value of the award.

Stock Incentive Plan

The firm sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, RSUs, awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by the firm's shareholders, effective for grants after April 1, 2003. The SIP was amended and restated, effective December 31, 2008 and further amended on December 20, 2012 to extend its term until Group Inc.'s 2013 Annual Meeting of Shareholders, at which meeting approval of a new equity compensation plan will be voted upon by shareholders.

The total number of shares of common stock that may be delivered pursuant to awards granted under the SIP through the end of the 2008 fiscal year could not exceed 250 million shares. The total number of shares of common stock that may be delivered for awards granted under the SIP in the 2009 fiscal year and each fiscal year thereafter cannot exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous years but not covered by awards granted in such years. As of December 2012 and December 2011, 188.3 million and 161.0 million shares, respectively, were available for grant under the SIP.

Restricted Stock Units

The firm grants RSUs to employees under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements. The table below presents the activity related to RSUs.

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Outstanding, December 2011	14,302,189[4]	30,840,580	$139.46	$124.33
Granted[1,2]	**6,967,886**	**4,246,015**	**84.59**	**84.92**
Forfeited	**(1,228,200)**	**(68,350)**	**126.97**	**122.40**
Delivered[3]	**—**	**(30,980,248)**	**—**	**120.35**
Vested[2]	**(11,352,354)**	**11,352,354**	**125.03**	**125.03**
Outstanding, December 2012	**8,689,521[4]**	**15,390,351**	**116.07**	**121.99**

1. The weighted average grant-date fair value of RSUs granted during the years ended December 2012, December 2011 and December 2010 was $84.72, $141.21 and $132.64, respectively. The fair value of the RSUs granted during the year ended December 2012, December 2011 and December 2010 includes a liquidity discount of 21.7%, 12.7% and 13.2%, respectively, to reflect post-vesting transfer restrictions of up to 4 years.
2. The aggregate fair value of awards that vested during the years ended December 2012, December 2011 and December 2010 was $1.57 billion, $2.40 billion and $4.07 billion, respectively.
3. Includes RSUs that were cash settled.
4. Includes restricted stock subject to future service requirements as of December 2012 and December 2011 of 276,317 and 754,482 shares, respectively.

In the first quarter of 2013, the firm granted to its employees 16.7 million year-end RSUs, of which 5.7 million RSUs require future service as a condition of delivery. These awards are subject to additional conditions as outlined in the award agreements. Generally, shares underlying these awards, net of required withholding tax, deliver over a three-year period but are subject to post-vesting transfer restrictions through January 2018. These grants are not included in the above table.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. Options granted in February 2010 generally became exercisable in one-third installments in January 2011, January 2012 and January 2013 and will expire in February 2014. In general, options granted prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

The table below presents the activity related to stock options.

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value *(in millions)*	Weighted Average Remaining Life *(years)*
Outstanding, December 2011	47,256,938	$ 97.76	$ 444	6.08
Exercised	**(4,009,948)**	**78.93**		
Forfeited	**(21,600)**	**113.68**		
Expired	**(8,279)**	**78.87**		
Outstanding, December 2012	**43,217,111**	**99.51**	**1,672**	**5.55**
Exercisable, December 2012	**43,203,775**	**99.49**	**1,672**	**5.55**

The total intrinsic value of options exercised during the years ended December 2012, December 2011 and December 2010 was $151 million, $143 million and $510 million, respectively. The table below presents options outstanding.

Exercise Price	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life *(years)*
$ 75.00 - $ 89.99	**34,103,907**	**$ 78.78**	**6.00**
90.00 - 104.99	**275,580**	**96.08**	**0.92**
105.00 - 119.99	**—**	**—**	**—**
120.00 - 134.99	**2,791,500**	**131.64**	**2.92**
135.00 - 149.99	**—**	**—**	**—**
150.00 - 164.99	**65,000**	**154.16**	**1.17**
165.00 - 194.99	**—**	**—**	**—**
195.00 - 209.99	**5,981,124**	**202.27**	**4.48**
Outstanding, December 2012	**43,217,111**	**99.51**	**5.55**

The weighted average grant-date fair value of options granted during the year ended December 2010 was $37.58.

The tables below present the primary weighted average assumptions used to estimate fair value as of the grant date based on a Black-Scholes option-pricing model, and share-based compensation and the related excess tax benefit/(provision).

	Year Ended December		
	2012	2011	2010
Risk-free interest rate	**N/A**	N/A	1.6%
Expected volatility	**N/A**	N/A	32.5
Annual dividend per share	**N/A**	N/A	$1.40
Expected life	**N/A**	N/A	3.75 years

	Year Ended December		
in millions	**2012**	2011	2010
Share-based compensation	**$1,338**	$2,843	$4,070
Excess tax benefit related to options exercised	**53**	55	183
Excess tax benefit/(provision) related to share-based awards [1]	**(11)**	138	239

1. Represents the tax benefit/(provision) recognized in additional paid-in capital on stock options exercised and the delivery of common stock underlying share-based awards.

As of December 2012, there was $434 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.62 years.

Note 30.

Parent Company

Group Inc. — Condensed Statements of Earnings

in millions	Year Ended December 2012	2011	2010
Revenues			
Dividends from bank subsidiaries	$ —	$ 1,000	$ —
Dividends from nonbank subsidiaries	**3,622**	4,967	6,032
Undistributed earnings of subsidiaries	**3,682**	481	2,884
Other revenues	**1,567**	(3,381)	964
Total non-interest revenues	**8,871**	3,067	9,880
Interest income	**4,751**	4,547	4,153
Interest expense	**4,287**	3,917	3,429
Net interest income	**464**	630	724
Net revenues, including net interest income	**9,335**	3,697	10,604
Operating expenses			
Compensation and benefits	**452**	300	423
Other expenses	**448**	252	238
Total operating expenses	**900**	552	661
Pre-tax earnings	**8,435**	3,145	9,943
Provision/(benefit) for taxes	**960**	(1,297)	1,589
Net earnings	**7,475**	4,442	8,354
Preferred stock dividends	**183**	1,932	641
Net earnings applicable to common shareholders	**$7,292**	$ 2,510	$ 7,713

Group Inc. — Condensed Statements of Financial Condition

in millions	As of December 2012	2011
Assets		
Cash and cash equivalents	**$ 14**	$ 14
Loans to and receivables from subsidiaries		
Bank subsidiaries	**4,103**	7,196
Nonbank subsidiaries [1]	**174,609**	180,397
Investments in subsidiaries and other affiliates		
Bank subsidiaries	**20,671**	19,226
Nonbank subsidiaries and other affiliates	**52,646**	48,473
Financial instruments owned, at fair value	**19,132**	20,698
Other assets	**4,782**	7,912
Total assets	**$275,957**	$283,916
Liabilities and shareholders' equity		
Payables to subsidiaries	**$ 657**	$ 693
Financial instruments sold, but not yet purchased, at fair value	**301**	241
Unsecured short-term borrowings		
With third parties [2]	**29,898**	35,368
With subsidiaries	**4,253**	4,701
Unsecured long-term borrowings		
With third parties [3]	**158,761**	166,342
With subsidiaries [4]	**3,574**	1,536
Other liabilities and accrued expenses	**2,797**	4,656
Total liabilities	**200,241**	213,537
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock	**6,200**	3,100
Common stock	**8**	8
Restricted stock units and employee stock options	**3,298**	5,681
Additional paid-in capital	**48,030**	45,553
Retained earnings	**65,223**	58,834
Accumulated other comprehensive loss	**(193)**	(516)
Stock held in treasury, at cost	**(46,850)**	(42,281)
Total shareholders' equity	**75,716**	70,379
Total liabilities and shareholders' equity	**$275,957**	$283,916

Group Inc. — Condensed Statements of Cash Flows

in millions	Year Ended December 2012	2011	2010
Cash flows from operating activities			
Net earnings	**$ 7,475**	$ 4,442	$ 8,354
Adjustments to reconcile net earnings to net cash provided by operating activities			
Undistributed earnings of subsidiaries	**(3,682)**	(481)	(2,884)
Depreciation and amortization	**15**	14	18
Deferred income taxes	**(1,258)**	809	214
Share-based compensation	**81**	244	393
Changes in operating assets and liabilities			
Financial instruments owned, at fair value	**1,464**	3,557	(176)
Financial instruments sold, but not yet purchased, at fair value	**(3)**	(536)	(1,091)
Other, net	**2,621**	1,422	10,852
Net cash provided by operating activities	**6,713**	9,471	15,680
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	**(12)**	(42)	(15)
Repayments of short-term loans by subsidiaries, net of issuances	**6,584**	20,319	(9,923)
Issuance of term loans to subsidiaries	**(17,414)**	(42,902)	(5,532)
Repayments of term loans by subsidiaries	**18,715**	21,850	1,992
Capital distributions from/(contributions to) subsidiaries, net	**(298)**	4,642	(1,038)
Net cash provided by/(used for) investing activities	**7,575**	3,867	(14,516)
Cash flows from financing activities			
Unsecured short-term borrowings, net	**(2,647)**	(727)	3,137
Proceeds from issuance of long-term borrowings	**26,160**	27,251	21,098
Repayment of long-term borrowings, including the current portion	**(35,608)**	(27,865)	(21,838)
Preferred stock repurchased	**—**	(3,857)	—
Common stock repurchased	**(4,640)**	(6,048)	(4,183)
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	**(1,086)**	(2,771)	(1,443)
Proceeds from issuance of preferred stock, net of issuance costs	**3,087**	—	—
Proceeds from issuance of common stock, including stock option exercises	**317**	368	581
Excess tax benefit related to share-based compensation	**130**	358	352
Cash settlement of share-based compensation	**(1)**	(40)	(1)
Net cash used for financing activities	**(14,288)**	(13,331)	(2,297)
Net increase/(decrease) in cash and cash equivalents	**—**	7	(1,133)
Cash and cash equivalents, beginning of year	**14**	7	1,140
Cash and cash equivalents, end of year	**$ 14**	$ 14	$ 7

SUPPLEMENTAL DISCLOSURES:

Cash payments for third-party interest, net of capitalized interest, were $5.11 billion, $3.83 billion and $3.07 billion for the years ended December 2012, December 2011 and December 2010, respectively.

Cash payments for income taxes, net of refunds, were $1.59 billion, $1.39 billion and $2.05 billion for the years ended December 2012, December 2011 and December 2010, respectively.

Non-cash activity:

During the year ended December 2011, $103 million of common stock was issued in connection with the acquisition of GS Australia.

1. Primarily includes overnight loans, the proceeds of which can be used to satisfy the short-term obligations of Group Inc.
2. Includes $4.91 billion and $6.25 billion at fair value as of December 2012 and December 2011, respectively.
3. Includes $8.19 billion and $12.91 billion at fair value as of December 2012 and December 2011, respectively.
4. Unsecured long-term borrowings with subsidiaries by maturity date are $434 million in 2014, $191 million in 2015, $2.08 billion in 2016, $107 million in 2017, and $766 million in 2018-thereafter.

Supplemental Financial Information

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for the years ended December 2012 and December 2011. These quarterly results were prepared in accordance with U.S. GAAP and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal, recurring nature.

	Three Months Ended			
in millions, except per share data	**December 2012**	**September 2012**	**June 2012**	**March 2012**
Total non-interest revenues	**$8,263**	**$7,515**	**$5,537**	**$ 8,968**
Interest income	**2,864**	**2,629**	**3,055**	**2,833**
Interest expense	**1,891**	**1,793**	**1,965**	**1,852**
Net interest income	**973**	**836**	**1,090**	**981**
Net revenues, including net interest income	**9,236**	**8,351**	**6,627**	**9,949**
Operating expenses [1]	**4,923**	**6,053**	**5,212**	**6,768**
Pre-tax earnings	**4,313**	**2,298**	**1,415**	**3,181**
Provision for taxes	**1,421**	**786**	**453**	**1,072**
Net earnings	**2,892**	**1,512**	**962**	**2,109**
Preferred stock dividends	**59**	**54**	**35**	**35**
Net earnings applicable to common shareholders	**$2,833**	**$1,458**	**$ 927**	**$ 2,074**
Earnings per common share				
Basic	**$ 5.87**	**$ 2.95**	**$ 1.83**	**$ 4.05**
Diluted	**5.60**	**2.85**	**1.78**	**3.92**
Dividends declared per common share	**0.50**	**0.46**	**0.46**	**0.35**

	Three Months Ended			
in millions, except per share data	December 2011	September 2011	June 2011	March 2011
Total non-interest revenues	$4,984	$2,231	$5,868	$10,536
Interest income	3,032	3,354	3,681	3,107
Interest expense	1,967	1,998	2,268	1,749
Net interest income	1,065	1,356	1,413	1,358
Net revenues, including net interest income	6,049	3,587	7,281	11,894
Operating expenses [1]	4,802	4,317	5,669	7,854
Pre-tax earnings/(loss)	1,247	(730)	1,612	4,040
Provision/(benefit) for taxes	234	(337)	525	1,305
Net earnings/(loss)	1,013	(393)	1,087	2,735
Preferred stock dividends	35	35	35	1,827
Net earnings/(loss) applicable to common shareholders	$ 978	$ (428)	$1,052	$ 908
Earnings/(loss) per common share				
Basic	$ 1.91	$ (0.84)	$ 1.96	$ 1.66
Diluted	1.84	(0.84)	1.85	1.56
Dividends declared per common share	0.35	0.35	0.35	0.35

1. The timing and magnitude of changes in the firm's discretionary compensation accruals can have a significant effect on results in a given quarter.

Common Stock Price Range

The table below presents the high and low sales prices per share of the firm's common stock.

	Year Ended December					
	2012		2011		2010	
	High	**Low**	High	Low	High	Low
First quarter	**$128.72**	**$ 92.42**	$175.34	$153.26	$178.75	$147.81
Second quarter	**125.54**	**90.43**	164.40	128.30	186.41	131.02
Third quarter	**122.60**	**91.15**	139.25	91.40	157.25	129.50
Fourth quarter	**129.72**	**113.84**	118.07	84.27	171.61	144.70

As of February 15, 2013, there were 13,297 holders of record of the firm's common stock.

On February 15, 2013, the last reported sales price for the firm's common stock on the New York Stock Exchange was $154.99 per share.

Common Stock Performance

The following graph compares the performance of an investment in the firm's common stock from November 30, 2007 through December 31, 2012, with the S&P 500 Index and the S&P 500 Financials Index. The graph assumes $100 was invested on November 30, 2007 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


$150
$125
$100
$ 75
$ 50
$ 25
$ 0
Nov-07
Nov-08
Dec-09
Dec-10
Dec-11
Dec-12
The Goldman Sachs Group, Inc.
S&P 500 Index
S&P 500 Financials Index

The table below shows the cumulative total returns in dollars of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index for Goldman Sachs' last five fiscal year ends [1], assuming $100 was invested on November 30, 2007 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the table represents past performance and should not be considered an indication of future performance.

	11/30/07	11/28/08	12/31/09	12/31/10	12/31/11	**12/31/12**
The Goldman Sachs Group, Inc.	$100.00	$35.16	$76.08	$76.49	$41.61	**$ 59.66**
S&P 500 Index	100.00	61.91	79.13	91.04	92.96	**107.84**
S&P 500 Financials Index	100.00	42.42	49.61	55.65	46.18	**59.53**

1. As a result of the firm's change in fiscal year-end during 2009, this table includes 61 months beginning November 30, 2007 and ending December 31, 2012.

Selected Financial Data

	As of or for the					
	Year Ended					One Month Ended
	December 2012	December 2011	December 2010	December 2009	November 2008	December 2008[1]
Income statement data *(in millions)*						
Total non-interest revenues	**$ 30,283**	$ 23,619	$ 33,658	$ 37,766	$ 17,946	$ (502)
Interest income	**11,381**	13,174	12,309	13,907	35,633	1,687
Interest expense	**7,501**	7,982	6,806	6,500	31,357	1,002
Net interest income	**3,880**	5,192	5,503	7,407	4,276	685
Net revenues, including net interest income	**34,163**	28,811	39,161	45,173	22,222	183
Compensation and benefits	**12,944**	12,223	15,376	16,193	10,934	744
U.K. bank payroll tax	**—**	—	465	—	—	—
Other operating expenses	**10,012**	10,419	10,428	9,151	8,952	697
Pre-tax earnings/(loss)	**$ 11,207**	$ 6,169	$ 12,892	$ 19,829	$ 2,336	$ (1,258)
Balance sheet data *(in millions)*						
Total assets	**$938,555**	$923,225	$911,332	$848,942	$884,547	$1,112,225
Other secured financings (long-term)	**8,965**	8,179	13,848	11,203	17,458	18,413
Unsecured long-term borrowings	**167,305**	173,545	174,399	185,085	168,220	185,564
Total liabilities	**862,839**	852,846	833,976	778,228	820,178	1,049,171
Total shareholders' equity	**75,716**	70,379	77,356	70,714	64,369	63,054
Common share data *(in millions, except per share amounts)*						
Earnings/(loss) per common share						
Basic	**$ 14.63**	$ 4.71	$ 14.15	$ 23.74	$ 4.67	$ (2.15)
Diluted	**14.13**	4.51	13.18	22.13	4.47	(2.15)
Dividends declared per common share	**1.77**	1.40	1.40	1.05	1.40	0.47[3]
Book value per common share[2]	**144.67**	130.31	128.72	117.48	98.68	95.84
Average common shares outstanding						
Basic	**496.2**	524.6	542.0	512.3	437.0	485.5
Diluted	**516.1**	556.9	585.3	550.9	456.2	485.5
Selected data *(unaudited)*						
Total staff						
Americas	**16,400**	17,200	19,900	18,900	19,700	19,200
Non-Americas	**16,000**	16,100	15,800	13,600	14,800	14,100
Total staff	**32,400**	33,300	35,700	32,500	34,500	33,300
Assets under management *(in billions)*						
Asset class						
Alternative investments	**$ 133**	$ 142	$ 148	$ 146	$ 146	$ 145
Equity	**133**	126	144	146	112	114
Fixed income	**370**	340	340	315	248	253
Total non-money market assets	**636**	608	632	607	506	512
Money markets	**218**	220	208	264	273	286
Total assets under management	**$ 854**	$ 828	$ 840	$ 871	$ 779	$ 798

1. In connection with becoming a bank holding company, the firm was required to change its fiscal year-end from November to December. December 2008 represents the period from November 29, 2008 to December 26, 2008.

2. Book value per common share is based on common shares outstanding, including RSUs granted to employees with no future service requirements, of 480.5 million, 516.3 million, 546.9 million, 542.7 million, 485.4 million and 485.9 million as of December 2012, December 2011, December 2010, December 2009, November 2008 and December 2008, respectively.

3. Rounded to the nearest penny. Exact dividend amount was $0.4666666 per common share and was reflective of a four-month period (December 2008 through March 2009), due to the change in the firm's fiscal year-end.

Statistical Disclosures

Distribution of Assets, Liabilities and Shareholders' Equity

The table below presents a summary of consolidated average balances and interest rates.

	For the Year Ended December								
	2012			2011			2010		
in millions, except rates	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets									
Deposits with banks	$ 52,500	$ 156	0.30%	$ 38,039	$ 125	0.33%	$ 29,371	$ 86	0.29%
U.S.	49,123	132	0.27	32,770	95	0.29	24,988	67	0.27
Non-U.S.	3,377	24	0.71	5,269	30	0.57	4,383	19	0.43
Securities borrowed, securities purchased under agreements to resell and federal funds sold	331,828	(77)	(0.02)	351,896	666	0.19	353,719	540	0.15
U.S.	191,166	(431)	(0.23)	219,240	(249)	(0.11)	243,907	75	0.03
Non-U.S.	140,662	354	0.25	132,656	915	0.69	109,812	465	0.42
Financial instruments owned, at fair value [1, 2]	310,982	9,817	3.16	287,322	10,718	3.73	273,801	10,346	3.78
U.S.	190,490	6,548	3.44	183,920	7,477	4.07	189,136	7,865	4.16
Non-U.S.	120,492	3,269	2.71	103,402	3,241	3.13	84,665	2,481	2.93
Other interest-earning assets [3]	136,427	1,485	1.09	143,270	1,665	1.16	118,364	1,337	1.13
U.S.	90,071	974	1.08	99,042	915	0.92	82,965	689	0.83
Non-U.S.	46,356	511	1.10	44,228	750	1.70	35,399	648	1.83
Total interest-earning assets	831,737	11,381	1.37	820,527	13,174	1.61	775,255	12,309	1.59
Cash and due from banks	7,357			4,987			3,709		
Other non-interest-earning assets [2]	107,702			118,901			113,310		
Total Assets	$946,796			$944,415			$892,274		
Liabilities									
Interest-bearing deposits	$ 56,399	$ 399	0.71%	$ 40,266	$ 280	0.70%	$ 38,011	$ 304	0.80%
U.S.	48,668	362	0.74	33,234	243	0.73	31,418	279	0.89
Non-U.S.	7,731	37	0.48	7,032	37	0.53	6,593	25	0.38
Securities loaned and securities sold under agreements to repurchase	177,550	822	0.46	171,753	905	0.53	160,280	708	0.44
U.S.	121,145	380	0.31	110,235	280	0.25	112,839	355	0.31
Non-U.S.	56,405	442	0.78	61,518	625	1.02	47,441	353	0.74
Financial instruments sold, but not yet purchased, at fair value [1, 2]	94,740	2,438	2.57	102,282	2,464	2.41	89,040	1,859	2.09
U.S.	41,436	852	2.06	52,065	984	1.89	44,713	818	1.83
Non-U.S.	53,304	1,586	2.98	50,217	1,480	2.95	44,327	1,041	2.35
Short-term borrowings [4, 5]	70,359	581	0.83	78,497	526	0.67	55,512	453	0.82
U.S.	47,614	479	1.01	50,659	431	0.85	33,306	394	1.18
Non-U.S.	22,745	102	0.45	27,838	95	0.34	22,206	59	0.27
Long-term borrowings [5, 6]	176,698	3,736	2.11	186,148	3,439	1.85	193,031	3,155	1.63
U.S.	170,163	3,582	2.11	179,004	3,235	1.81	183,338	2,910	1.59
Non-U.S.	6,535	154	2.36	7,144	204	2.86	9,693	245	2.53
Other interest-bearing liabilities [7]	206,790	(475)	(0.23)	203,940	368	0.18	189,008	327	0.17
U.S.	150,986	(988)	(0.65)	149,958	(535)	(0.36)	142,752	(221)	(0.15)
Non-U.S.	55,804	513	0.92	53,982	903	1.67	46,256	548	1.18
Total interest-bearing liabilities	782,536	7,501	0.96	782,886	7,982	1.02	724,882	6,806	0.94
Non-interest-bearing deposits	324			140			169		
Other non-interest-bearing liabilities [2]	91,406			88,681			92,966		
Total liabilities	874,266			871,707			818,017		
Shareholders' equity									
Preferred stock	4,392			3,990			6,957		
Common stock	68,138			68,718			67,300		
Total shareholders' equity	72,530			72,708			74,257		
Total liabilities and shareholders' equity	$946,796			$944,415			$892,274		
Interest rate spread			0.41%			0.59%			0.65%
Net interest income and net yield on interest-earning assets		$ 3,880	0.47		$ 5,192	0.63		$ 5,503	0.71
U.S.		2,556	0.49		3,600	0.67		4,161	0.77
Non-U.S.		1,324	0.43		1,592	0.56		1,342	0.57
Percentage of interest-earning assets and interest-bearing liabilities attributable to non-U.S. operations [8]									
Assets			37.38%			34.80%			30.22%
Liabilities			25.88			26.53			24.35

1. Consists of cash financial instruments, including equity securities and convertible debentures.
2. Derivative instruments and commodities are included in other non-interest-earning assets and other non-interest-bearing liabilities.
3. Primarily consists of cash and securities segregated for regulatory and other purposes and certain receivables from customers and counterparties.
4. Consists of short-term other secured financings and unsecured short-term borrowings.
5. Interest rates include the effects of interest rate swaps accounted for as hedges.
6. Consists of long-term secured financings and unsecured long-term borrowings.
7. Primarily consists of certain payables to customers and counterparties.
8. Assets, liabilities and interest are attributed to U.S. and non-U.S. based on the location of the legal entity in which the assets and liabilities are held.

Changes in Net Interest Income, Volume and Rate Analysis

The table below presents an analysis of the effect on net interest income of volume and rate changes. In this analysis, changes due to volume/rate variance have been allocated to volume.

	For the Year Ended					
	December 2012 versus December 2011			December 2011 versus December 2010		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
in millions	**Volume**	**Rate**	**Net change**	Volume	Rate	Net change
Interest-earning assets						
Deposits with banks	**$ 32**	**$ (1)**	**$ 31**	$ 28	$ 11	$ 39
U.S.	**45**	**(8)**	**37**	23	5	28
Non-U.S.	**(13)**	**7**	**(6)**	5	6	11
Securities borrowed, securities purchased under agreements to resell and federal funds sold	**83**	**(826)**	**(743)**	186	(60)	126
U.S.	**63**	**(245)**	**(182)**	28	(352)	(324)
Non-U.S.	**20**	**(581)**	**(561)**	158	292	450
Financial instruments owned, at fair value	**689**	**(1,590)**	**(901)**	375	(3)	372
U.S.	**225**	**(1,154)**	**(929)**	(212)	(176)	(388)
Non-U.S.	**464**	**(436)**	**28**	587	173	760
Other interest-earning assets	**(74)**	**(106)**	**(180)**	299	29	328
U.S.	**(97)**	**156**	**59**	149	77	226
Non-U.S.	**23**	**(262)**	**(239)**	150	(48)	102
Change in interest income	**730**	**(2,523)**	**(1,793)**	888	(23)	865
Interest-bearing liabilities						
Interest-bearing deposits	**118**	**1**	**119**	15	(39)	(24)
U.S.	**115**	**4**	**119**	13	(49)	(36)
Non-U.S.	**3**	**(3)**	**—**	2	10	12
Securities loaned and securities sold under agreements to repurchase	**(6)**	**(77)**	**(83)**	136	61	197
U.S.	**34**	**66**	**100**	(7)	(68)	(75)
Non-U.S.	**(40)**	**(143)**	**(183)**	143	129	272
Financial instruments sold, but not yet purchased, at fair value	**(127)**	**101**	**(26)**	313	292	605
U.S.	**(219)**	**87**	**(132)**	139	27	166
Non-U.S.	**92**	**14**	**106**	174	265	439
Short-term borrowings	**(54)**	**109**	**55**	167	(94)	73
U.S.	**(31)**	**79**	**48**	147	(110)	37
Non-U.S.	**(23)**	**30**	**7**	20	16	36
Long-term borrowings	**(200)**	**497**	**297**	(151)	435	284
U.S.	**(186)**	**533**	**347**	(78)	403	325
Non-U.S.	**(14)**	**(36)**	**(50)**	(73)	32	(41)
Other interest-bearing liabilities	**10**	**(853)**	**(843)**	103	(62)	41
U.S.	**(7)**	**(446)**	**(453)**	(26)	(288)	(314)
Non-U.S.	**17**	**(407)**	**(390)**	129	226	355
Change in interest expense	**(259)**	**(222)**	**(481)**	583	593	1,176
Change in net interest income	**$ 989**	**$(2,301)**	**$(1,312)**	$ 305	$(616)	$ (311)

Available-for-sale Securities Portfolio

The table below presents the fair value of available-for-sale securities. As of December 2012, such assets related to the firm's reinsurance business were classified as held for sale and were included in "Other assets." See Note 12 for further information about assets held for sale.

in millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities, December 2012				
Commercial paper, certificates of deposit, time deposits and other money market instruments	**$ 467**	**$ —**	**$ —**	**$ 467**
U.S. government and federal agency obligations	**814**	**47**	**(5)**	**856**
Non-U.S. government and agency obligations	**2**	**—**	**—**	**2**
Mortgage and other asset-backed loans and securities	**3,049**	**341**	**(8)**	**3,382**
Corporate debt securities	**3,409**	**221**	**(5)**	**3,625**
State and municipal obligations	**539**	**91**	**(1)**	**629**
Other debt obligations	**112**	**3**	**(2)**	**113**
Total available-for-sale securities	**$8,392**	**$703**	**$ (21)**	**$9,074**
Available-for-sale securities, December 2011				
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 406	$ —	$ —	$ 406
U.S. government and federal agency obligations	582	80	—	662
Non-U.S. government and agency obligations	19	—	—	19
Mortgage and other asset-backed loans and securities	1,505	30	(119)	1,416
Corporate debt securities	1,696	128	(11)	1,813
State and municipal obligations	418	63	—	481
Other debt obligations	67	—	(3)	64
Total available-for-sale securities	$4,693	$301	$(133)	$4,861

The table below presents the fair value, amortized cost and weighted average yields of available-for-sale securities by contractual maturity. Yields are calculated on a weighted average basis.

	As of December 2012									
	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
$ in millions	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fair value of available-for-sale securities										
Commercial paper, certificates of deposit, time deposits and other money market instruments	$467	—%	$ —	—%	$ —	—%	$ —	—%	$ 467	—%
U.S. government and federal agency obligations	57	—	267	1	88	2	444	4	856	3
Non-U.S. government and agency obligations	—	—	—	—	—	—	2	4	2	4
Mortgage and other asset-backed loans and securities	4	3	218	5	23	6	3,137	6	3,382	6
Corporate debt securities	74	2	804	3	1,567	4	1,180	5	3,625	4
State and municipal obligations	—	—	10	5	—	—	619	6	629	6
Other debt obligations	18	1	6	1	5	5	84	4	113	3
Total available-for-sale securities	**$620**		**$1,305**		**$1,683**		**$5,466**		**$9,074**	
Amortized cost of available-for-sale securities	**$617**		**$1,267**		**$1,593**		**$4,915**		**$8,392**	

	As of December 2011									
	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
$ in millions	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fair value of available-for-sale securities										
Commercial paper, certificates of deposit, time deposits and other money market instruments	$406	—%	$ —	—%	$ —	—%	$ —	—%	$ 406	—%
U.S. government and federal agency obligations	72	—	132	3	69	2	389	4	662	3
Non-U.S. government and agency obligations	—	—	9	3	9	6	1	4	19	4
Mortgage and other asset-backed loans and securities	—	—	120	7	19	5	1,277	10	1,416	10
Corporate debt securities	33	5	425	4	848	5	507	6	1,813	5
State and municipal obligations	1	5	12	5	—	—	468	6	481	6
Other debt obligations	—	—	10	4	—	—	54	3	64	3
Total available-for-sale securities	$512		$ 708		$ 945		$2,696		$4,861	
Amortized cost of available-for-sale securities	$512		$ 696		$ 899		$2,586		$4,693	

Deposits

The table below presents a summary of the firm's interest-bearing deposits.

	Average Balances			Average Interest Rates		
	Year Ended December			Year Ended December		
$ in millions	**2012**	2011	2010	**2012**	2011	2010
U.S.:						
Savings [1]	**$32,235**	$25,916	$23,260	**0.42%**	0.42%	0.44%
Time	**16,433**	7,318	8,158	**1.38**	1.84	2.16
Total U.S. deposits	**48,668**	33,234	31,418	**0.74**	0.73	0.89
Non-U.S.:						
Demand	**5,318**	5,378	5,559	**0.30**	0.46	0.34
Time	**2,413**	1,654	1,034	**0.87**	0.73	0.58
Total Non-U.S. deposits	**7,731**	7,032	6,593	**0.48**	0.53	0.38
Total deposits	**$56,399**	$40,266	$38,011	**0.71**	0.70	0.80

1. Amounts are available for withdrawal upon short notice, generally within seven days.

Ratios

The table below presents selected financial ratios.

	Year Ended December		
	2012	2011	2010
Net earnings to average assets	**0.8%**	0.5%	0.9%
Return on average common shareholders' equity [1]	**10.7**	3.7	11.5
Return on average total shareholders' equity [2]	**10.3**	6.1	11.3
Total average equity to average assets	**7.7**	7.7	8.3
Dividend payout ratio [3]	**12.5**	31.0	10.6

1. Based on net earnings applicable to common shareholders divided by average monthly common shareholders' equity.
2. Based on net earnings divided by average monthly total shareholders' equity.
3. Dividends declared per common share as a percentage of diluted earnings per common share.

Short-term and Other Borrowed Funds

The table below presents a summary of the firm's securities loaned and securities sold under agreements to repurchase and short-term borrowings. These borrowings generally mature within one year of the financial statement date and include borrowings that are redeemable at the option of the holder within one year of the financial statement date.

	Securities Loaned and Securities Sold Under Agreements to Repurchase			Short-Term Borrowings [1,2]		
	As of December			As of December		
$ in millions	**2012**	2011	2010	**2012**	2011	2010
Amounts outstanding at year-end	**$185,572**	$171,684	$173,557	**$67,349**	$78,223	$72,371
Average outstanding during the year	**177,550**	171,753	160,280	**70,359**	78,497	55,512
Maximum month-end outstanding	**198,456**	190,453	173,557	**75,280**	87,281	72,371
Weighted average interest rate						
During the year	**0.46%**	0.53%	0.44%	**0.83%**	0.67%	0.82%
At year-end	**0.44**	0.39	0.44	**0.79**	0.92	0.63

1. Includes short-term secured financings of $23.05 billion, $29.19 billion and $24.53 billion as of December 2012, December 2011 and December 2010, respectively.
2. The weighted average interest rates for these borrowings include the effect of hedging activities.

Cross-border Outstandings

Cross-border outstandings are based on the Federal Financial Institutions Examination Council's (FFIEC) regulatory guidelines for reporting cross-border information and represent the amounts that the firm may not be able to obtain from a foreign country due to country-specific events, including unfavorable economic and political conditions, economic and social instability, and changes in government policies.

Credit exposure represents the potential for loss due to the default or deterioration in credit quality of a counterparty or an issuer of securities or other instruments the firm holds and is measured based on the potential loss in an event of non-payment by a counterparty. Credit exposure is reduced through the effect of risk mitigants, such as netting agreements with counterparties that permit the firm to offset receivables and payables with such counterparties or obtaining collateral from counterparties. The tables below do not include all the effects of such risk mitigants and do not represent the firm's credit exposure.

Claims in the tables below include cash, receivables, securities purchased under agreements to resell, securities borrowed and cash financial instruments, but exclude derivative instruments and commitments. Securities purchased under agreements to resell and securities borrowed are presented gross, without reduction for related securities collateral held, based on the domicile of the counterparty. Margin loans (included in receivables) are presented based on the amount of collateral advanced by the counterparty.

The tables below present cross-border outstandings for each country in which cross-border outstandings exceed 0.75% of consolidated assets in accordance with the FFIEC guidelines.

	As of December 2012			
in millions	**Banks**	**Governments**	**Other**	**Total**
Country				
Cayman Islands	**$ —**	**$ —**	**$39,283**	**$39,283**
France	**24,333** [1]	**2,370**	**5,819**	**32,522**
Japan	**16,679**	**19**	**8,908**	**25,606**
Germany	**4,012**	**10,976**	**7,912**	**22,900**
Spain	**3,790**	**4,237**	**1,816**	**9,843**
Ireland	**438**	**68**	**7,057**	**7,563** [2]
United Kingdom	**1,422**	**237**	**5,874**	**7,533**
China	**2,564**	**1,265**	**3,564**	**7,393**
Brazil	**1,383**	**3,704**	**2,280**	**7,367**
Switzerland	**3,706**	**230**	**3,133**	**7,069**

	As of December 2011			
in millions	Banks	Governments	Other	Total
Country				
France	$33,916 [1]	$ 2,859	$ 3,776	$40,551
Cayman Islands	—	—	33,742	33,742
Japan	18,745	31	6,457	25,233
Germany	5,458	16,089	3,162	24,709
United Kingdom	2,111	3,349	5,243	10,703
Italy	6,143	3,054	841	10,038 [3]
Ireland	1,148	63	8,801 [2]	10,012
China	6,722	38	2,908	9,668
Switzerland	3,836	40	5,112	8,988
Canada	676	1,019	6,841	8,536
Australia	1,597	470	5,209	7,276

1. Primarily comprised of secured lending transactions with a clearing house which are secured by collateral.
2. Primarily comprised of interests in and receivables from funds domiciled in Ireland, but whose underlying investments are primarily located outside of Ireland, and secured lending transactions.
3. Primarily comprised of secured lending transactions which are primarily secured by German government obligations.

in millions	As of December 2010			
	Banks	Governments	Other	Total
Country				
France	$29,250[1]	$ 7,373	$ 4,860	$41,483
Cayman Islands	7	—	35,850	35,857
Japan	21,881	49	8,002	29,932
Germany	3,767	16,572	2,782	23,121
China	10,849	701	2,931	14,481
United Kingdom	2,829	2,401	6,800	12,030
Switzerland	2,473	151	7,616	10,240
Canada	260	366	6,741	7,367

1. Primarily comprised of secured lending transactions with a clearing house which are secured by collateral.

Board Members, Officers and Directors

as of March 26, 2013

Board of Directors

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

M. Michele Burns
Chief Executive Officer of the Retirement Policy Center sponsored by Marsh & McLennan Companies, Inc.

Claes Dahlbäck
Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman
Chairman of Stone Point Capital

William W. George
Professor of Management Practice at Harvard Business School

James A. Johnson
Former Vice Chairman of Perseus, L.L.C.

Lakshmi N. Mittal
Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi
Chairman and Managing Partner of Global Infrastructure Partners

James J. Schiro
Former Chairman and Chief Executive Officer of Zurich Financial Services

Debora L. Spar
President of Barnard College

Mark E. Tucker
Executive Director, Group Chief Executive Officer and President of AIA Group Limited

David A. Viniar
Former Chief Financial Officer of The Goldman Sachs Group, Inc.

John F.W. Rogers
Secretary to the Board

Management Committee

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

John S. Weinberg
J. Michael Evans
Michael S. Sherwood
Mark Schwartz
Vice Chairmen

R. Martin Chavez
Christopher A. Cole
Edith W. Cooper
Gordon E. Dyal
Isabelle Ealet
Richard A. Friedman
Richard J. Gnodde
Eric S. Lane
Gwen R. Libstag
Masanori Mochida
Timothy J. O'Neill
John F.W. Rogers
David C. Ryan
Pablo J. Salame
Stephen M. Scherr
Jeffrey W. Schroeder
Harvey M. Schwartz
David M. Solomon
Esta E. Stecher
Steven H. Strongin
Gene T. Sykes
Ashok Varadhan

Gregory K. Palm
General Counsel

Alan M. Cohen
Head of Global Compliance

Managing Directors

Managing Directors are organized by Managing Director class

Lloyd C. Blankfein
John P. Curtin, Jr.
Richard A. Friedman
Timothy J. O'Neill
Gregory K. Palm
Masanori Mochida
Gene T. Sykes
John S. Weinberg
Sharmin Mossavar-Rahmani*
Armen A. Avanessians
Gary D. Cohn
Christopher A. Cole
Henry Cornell
J. Michael Evans
Michael S. Sherwood*
Esta E. Stecher
Terence J. O'Neill
Thomas C. Brasco
Peter D. Brundage
Andrew A. Chisholm
Abby Joseph Cohen
E. Gerald Corrigan
Charles P. Eve
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde
Jeffrey B. Goldenberg
Timothy J. Ingrassia
Bruce M. Larson
Gwen R. Libstag
Victor M. Lopez-Balboa
Sanjeev K. Mehra
John P. Shaughnessy
Theodore T. Sotir
W. Thomas York, Jr.
Jonathan A. Beinner
Steven M. Bunson
John W. Curtis
Matthew S. Darnall
Alexander C. Dibelius
Karlo J. Duvnjak
Isabelle Ealet
Elizabeth C. Fascitelli
Oliver L. Frankel
Celeste A. Guth
Gregory T. Hoogkamp
William L. Jacob, III
Andrew J. Kaiser
Robert C. King, Jr.
Francisco Lopez-Balboa
Antigone Loudiadis
John A. Mahoney
J. William McMahon
Donald J. Mulvihill
Stephen R. Pierce
John J. Rafter
John F.W. Rogers
Michael M. Smith
Haruko Watanuki
Paolo Zannoni
Frances R. Bermanzohn*
Robert A. Berry
Craig W. Broderick
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr
Kent A. Clark
Edith W. Cooper*
John S. Daly
Gordon E. Dyal
Michael P. Esposito*
Matthew T. Fremont-Smith
Andrew M. Gordon
David J. Greenwald
Walter H. Haydock
James A. Hudis
David J. Kostin
Paulo C. Leme
Kathy M. Matsui*
Geraldine F. McManus
Michael J. Poulter
Paul M. Russo*
Steven M. Scopellite*
Sarah E. Smith
Steven H. Strongin
John J. Vaske
David M. Solomon
Karen R. Cook
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Stuart N. Bernstein
Alison L. Bott
Mary D. Byron
Thomas G. Connolly*
Michael G. De Lathauwer
James Del Favero
Michele I. Docharty
Thomas M. Dowling
Keith L. Hayes
Bruce A. Heyman
Daniel E. Holland, III
Michael R. Housden
Paul J. Huchro
Andrew J. Jonas
James M. Karp
Matthew Lavicka
David N. Lawrence
Ronald S. Levin
Richard P. McNeil
Michael R. Miele
Suok J. Noh

*Partnership Committee Member

Board Members, Officers and Directors
as of March 26, 2013

David B. Philip
Ellen R. Porges
Katsunori Sago
Pablo J. Salame
Jeffrey W. Schroeder
Harvey M. Schwartz
Trevor A. Smith
Donald J. Truesdale
John S. Willian
Andrew F. Wilson
Paul M. Young
Jack Levy*
Mark F. Dehnert
Michael H. Siegel
Matthew C. Westerman
Jason H. Ekaireb
Seaborn S. Eastland
Alan J. Brazil
W. Reed Chisholm II
Jane P. Chwick
Michael D. Daffey*
Joseph P. DiSabato
James H. Donovan
Donald J. Duet
Michael L. Dweck
Earl S. Enzer
Christopher H. Eoyang
Norman Feit
Robert K. Frumkes
Gary T. Giglio
Michael J. Graziano
Peter Gross
Douglas C. Heidt
Kenneth W. Hitchner
Philip Holzer
Walter A. Jackson
Peter T. Johnston
Roy R. Joseph
James C. Katzman
Shigeki Kiritani
Gregory D. Lee
Todd W. Leland
Bonnie S. Litt
John V. Mallory
John J. McCabe
James A. McNamara
Fergal J. O'Driscoll
L. Peter O'Hagan
Nigel M. O'Sullivan
James R. Paradise
Philip A. Raper
Michael J. Richman
Elizabeth E. Robinson*
Michael S. Rotter
Thomas M. Schwartz
Lisa M. Shalett
Ralph J. Silva
Johannes R. Sulzberger
Eiji Ueda

Ashok Varadhan
Martin M. Werner
Wassim G. Younan
Donald W. Himpele
Harry Silver
Alison J. Mass*
Ben I. Adler
Philip S. Armstrong
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Dorothee Blessing
Valentino D. Carlotti
Linda S. Daines
Stephen Davies
Daniel L. Dees*
Kenneth M. Eberts, III
David A. Fishman
Orit Freedman Weissman
Naosuke Fujita
Enrico S. Gaglioti
Nancy Gloor
Mary L. Harmon
Edward A. Hazel
Sean C. Hoover
Kenneth L. Josselyn
Eric S. Lane
Gregg R. Lemkau*
Ryan D. Limaye
Robert A. Mass
J. Ronald Morgan, III
Rie Murayama
Jeffrey P. Nedelman
Gavin G. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Archie W. Parnell
Alan M. Rapfogel
Sara E. Recktenwald
Thomas S. Riggs, III
David C. Ryan
Susan J. Scher
Stephen M. Scherr
Abraham Shua
John E. Waldron
Robert P. Wall
Michael W. Warren
David D. Wildermuth
Kevin L. Willens
Edward R. Wilkinson
Timothy H. Moe
Charles Baillie
Bernardo Bailo
Stacy Bash-Polley*
Susan M. Benz
Johannes M. Boomaars
J. Theodore Borter

Timothy J. Bridges
Nicholas F. Burgin
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri
Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Bradley S. DeFoor
Alvaro del Castano
Robert K. Ehudin
Kathy G. Elsesser
Peter C. Enns
Katherine B. Enquist
James P. Esposito
Douglas L. Feagin
Timothy T. Furey
Gonzalo R. Garcia
Justin G. Gmelich*
Michael J. Grimaldi
Simon N. Holden
Shin Horie
Adrian M. Jones
Alan S. Kava
Andreas Koernlein
J. Christopher A. Kojima*
Takahiro Komatsu
Rudolf N. Lang
Brian J. Lee
George C. Lee, II
Tim Leissner
Allan S. Levine
Brian T. Levine
Paula B. Madoff
Puneet Malhi
Bruce H. Mendelsohn
Michael J. Millette
Milton R. Millman
Philip J. Moffitt
Simon P. Morris
Thomas C. Morrow*
Marc O. Nachmann
Steven M. Pinkos
Richard J. Revell
Marc A. Rothenberg
Matthew L. Schroeder
Daniel M. Shefter
Guy C. Slimmon
Christoph W. Stanger
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Elisha Wiesel
Denise A. Wyllie
Sheila H. Patel
Mark E. Agne
Gareth W. Bater
Oliver R. Bolitho
Sally A. Boyle*

Philippe L. Camu
John W. Cembrook
William J. Conley, Jr.
Thomas W. Cornacchia*
David H. Dase
François-Xavier de Mallmann
Elisabeth Fontenelli
Elizabeth J. Ford
Colleen A. Foster
Linda M. Fox
Kieu L. Frisby
Timur F. Galen
Rachel C. Golder
Kevin J. Guidotti
Elizabeth M. Hammack
Kenneth L. Hirsch
James P. Kenney
Steven E. Kent
Yasuro K. Koizumi
Robert A. Koort
Brian J. Lahey
Hugh J. Lawson
Ronald Lee
Deborah R. Leone
Thomas R. Lynch
Peter J. Lyon
James P. McCarthy
Dermot W. McDonogh
Arjun N. Murti
Craig J. Nossel
Anthony J. Noto
Peter C. Oppenheimer
Gilberto Pozzi
Louisa G. Ritter
Lisa A. Rotenberg
Pamela S. Ryan
Clare R. Scherrer
Vivian C. Schneck-Last
John A. Sebastian
Peter A. Seccia
Peter D. Selman
Heather K. Shemilt
Gavin Simms
Alec P. Stais
Laurence Stein
Thomas D. Teles
Frederick Towfigh
Greg A. Tusar
Philip J. Venables
Alejandro Vollbrechthausen
Eileen M. Dillon
Deborah B. Wilkens
Shinichi Yokote
Alan M. Cohen
Michiel P. Lap
Helena Koo
Stefan R. Bollinger
Gregory B. Carey
Paul R. Aaron

**Partnership Committee Member*

Board Members, Officers and Directors
as of March 26, 2013

Andrew W. Alford
Fareed T. Ali
William D. Anderson, Jr.
Rachel Ascher
Dolores S. Bamford
Benjamin C. Barber
Slim C. Bentami
Susan G. Bowers
Christoph M. Brand
Michael J. Brandmeyer
Andrew I. Braun
Anne F. Brennan
Tony M. Briney
Jason M. Brown
Nancy D. Browne
Elizabeth M. Burban
Anthony Cammarata, Jr.
David C. Carlebach
Donald J. Casturo
James R. Charnley
Matthew J. Clark
Jeffrey F. Daly
Debora J. Daskivich
Michael C. Dawley
Ahmad B. Deek
Aidan P. Dunn
William J. Elliott
Mark Evans
William J. Fallon
Matthew J. Fassler
Wolfgang Fink
Dino Fusco
Philip L. Gardner
James R. Garman
Sarah J. Gray
Thomas E. Halverson
Jan Hatzius
Jens D. Hofmann
Laura A. Holleman
Dane E. Holmes
Robyn A. Huffman
Alastair J. Hunt
Leonid Ioffe
Steffen J. Kastner
Christopher M. Keogh
Peter Kimpel
Scott G. Kolar
Eugene H. Leouzon
Iain Lindsay
Hugo P. MacNeill
Kevin T. McGuire
Avinash Mehrotra
Jonathan M. Meltzer
Christopher Milner
Christina P. Minnis
Kenichi Nagasu
Ted K. Neely, II
Michael L. November
Konstantinos N. Pantazopoulos
Robert D. Patch
Bruce B. Petersen
Cameron P. Poetzscher
Kenneth A. Pontarelli*
Lora J. Robertson
Lorin P. Radtke
Luigi G. Rizzo
J. Timothy Romer
John R. Sawtell
Harvey S. Shapiro
Suhail A. Sikhtian
Norborne G. Smith, III
Ying Ying Glenda So
David Z. Solomon
Robert C. Spofford
Joseph J. Struzziery, III
Randolph A. Stuzin
Damian E. Sutcliffe
Robert J. Sweeney
Pawan Tewari
Terrence P. Travis
Paul Walker
Dominic A. Wilson
Steve Windsor
Martin Wiwen-Nilsson
Yoshihiko Yano
Xing Zhang
R. Martin Chavez
Atosa Moini
Edward Madara, III
Stephen J. O'Flaherty
Court E. Golumbic
Alasdair J. Warren
Ian Gilday
Andy Fisher
Marshall Smith
Charles F. Adams
Thomas J. Stein
Farid Pasha
Hidehiro Imatsu
Nick S. Advani
Analisa M. Allen
Mark A. Allen
Ichiro Amano
Tracey E. Benford
Gaurav Bhandari
Marc O. Boheim
V. Bunty Bohra
Ralane F. Bonn
John E. Bowman, III
Oonagh T. Bradley
Samuel S. Britton
Torrey J. Browder
Derek T. Brown
Samantha R. Brown
Steve M. Bunkin
Mark J. Buono
Charles E. Burrows
Shawn P. Byron
Marguarite A. Carmody
Stuart A. Cash
Christopher L. Castello
Nien Tze Elizabeth Chen
Denis P. Coleman, III
Richard N. Cormack
James V. Covello
Christian P. de Haaij
Olaf Diaz-Pintado
Albert F. Dombrowski
David P. Eisman
Carl Faker
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Samuel W. Finkelstein
Peter E. Finn
Sean J. Gallagher
Ivan C. Gallegos Rivas
Francesco U. Garzarelli
Michelle Gill
Alicia K. Glen
Jason A. Gottlieb
Mark K. Hancock
Martin Hintze
Todd Hohman
James P. Houghton
Christopher E. Hussey
Etsuko Kanayama
Dimitrios Kavvathas
C. Annette Kelton
John J. Kim
Hideki Kinuhata
Michael E. Koester
Geoffrey C. Lee
Laurent Lellouche
John R. Levene
Hao-Cheng Liu
David M. Marcinek
Marvin Markus
Thomas F. Matthias
F. Scott McDermott
John J. McGuire, Jr.
Sean T. McHugh
David R. Mittelbusher
Bryan P. Mix
Junko Mori
Takashi Murata
Amol S. Naik
Junya Nishiwaki
Jennifer A. Padovani
Nicholas W. Phillips
Louis Piliego
Michelle H. Pinggera
M. Louise Pitt
James F. Radecki
Richard N. Ramsden
Carl J. Reed
Scott A. Romanoff
Michael J. Rost
David T. Rusoff
Ankur A. Sahu
Guy E. Saidenberg
Julian Salisbury*
Brian J. Saluzzo
David A. Schwimmer
Rebecca M. Shaghalian
Magid N. Shenouda
Julian F. Simon
Michael L. Simpson
Barry Sklar
Mark R. Sorrell
John D. Storey
Ram K. Sundaram
Tatsuya Suzuki
Michael J. Swenson
Joseph D. Swift
Teresa Teague
Klaus B. Toft
Jeffrey M. Tomasi
John H. Tribolati
Suzette M. Unger
Leo J. Van Der Linden
Lai Kun Judy Vas Chau
Simone Verri
Toby C. Watson
Oliver C. Will
Andrew E. Wolff
Jennifer O. Youde
Thomas G. Young
Han Song Zhu
Steven A. Mayer
Mitsuo Kojima
Michael T. Smith
Thomas G. Fruge
Clifford D. Schlesinger
Krishnamurthy Sudarshan
Maziar Minovi
Tuan Lam
Todd E. Eagle
Jess T. Fardella
Robin Rousseau
Adam S. Clayton
Jonathan M. Penkin
Mark R. Etherington
Craig W. Packer
Michael Rimland
Keith Ackerman
Carlos Pertejo
Dojin Kim
Massimo Della Ragione
Lachlan G. Edwards
Chang-Po Yang
Iain N. Drayton
Fadi Abuali
Christian S. Alexander
David Z. Alter
Vincent L. Amatulli

**Partnership Committee Member*

Board Members, Officers and Directors
as of March 26, 2013

Ramaz A. Ashurov
Andrew J. Bagley
Susan E. Balogh
Jennifer A. Barbetta
Gerard M. Beatty
Henry Becker, Jr.
Roger S. Begelman
Oliver B. Benkert
Avanish R. Bhavsar
Christopher E. Blume
Shane M. Bolton
William C. Bousquette, Jr.
Patrick T. Boyle
Janet A. Broeckel
Richard J. Butland
Joseph A. Camarda
John H. Chartres
Alex S. Chi
Steven N. Cho
Kasper Christoffersen
Gary W. Chropuvka
Jesse H. Cole
Brian M. Coleman
Cyril Cottu
Vijay B. Culas
Kyle R. Czepiel
Manda J. D'Agata
John F. Daly
Michael J. Daum
Nicola A. Davies
Craig M. Delizia
Stacey Ann DeMatteis
Christina Drews
Vance M. Duigan
Steven T. Elia
Harry Eliades
Suzanne Escousse
Steven A. Ferjentsik
Carlos Fernandez-Aller
Gregory C. Ferrero
David A. Friedland
Irwin Goldberg
Juan D. Gomez-Villalba
Philip W. Grovit
Jonathan J. Hall
Magnus C. Hardeberg
Norman A. Hardie
Harold P. Hope, III
Gregory P. Hopper
Ericka T. Horan
Stephanie Hui
Irfan S. Hussain
Tsuyoshi Inoue
Makoto Ito
Kathleen Jack
Matthew A. Jaume
Tanweer Kabir
Christian Kames
Afwa D. Kandawire
Nicola S. Kane
Herman R. Klein Wassink
Edward C. Knight
Akiko Koda
Ravi G. Krishnan
Jorg H. Kukies
Shiv Kumar
Edwin Wing-Tang Kwok
David W. Lang
Nyron Z. Latif
Matthew D. Leavitt
David A. Lehman
Leland Lim
David B. Ludwig
Raghav Maliah
Matthew F. Mallgrave
Karim H. Manji
Scott D. Marchakitus
Fabio N. Mariani
Ramnek S. Matharu
Shogo Matsuzawa
Thomas C. Mazarakis
Patrick S. McClymont
Penny A. McSpadden
Celine-Marie G. Mechain
Simon H. Moseley
Jeff Mullen
Edward T. Naylor
Graham H. Officer
Lisa Opoku
Gerald B. Ouderkirk, III
Charles L. Park
Jae Hyuk Park
Francesco Pascuzzi
Curtis S. Probst
Jeffrey Rabinowitz
Ante Razmilovic
Lawrence J. Restieri, Jr.
Samuel D. Robinson
Michael E. Ronen
Adam C. Rosenberg
Ricardo Salaman
Thierry Sancier
David J. Santina
Kara Saxon
Ian M. Schmidek
Steven M. Schwartz
Stephen B. Scobie
Judith L. Shandling
Graham P. Shaw
Hazem A. Shawki
Steven R. Sher
Radford Small
Ian G. Smith
Ramsey D. Smith
Kevin M. Sterling
Robert M. Suss
J. Richard Suth
Daiki Takayama
Tin Hsien Tan
Megan M. Taylor
Richard J. Taylor
Oliver Thym
Ingrid C. Tierens
Joseph K. Todd
Mark R. Tolette
Hiroyuki Tomokiyo
Jill L. Toporek
David Townshend
Patrick M. Tribolet
Richard J. Tufft
Toshihiko Umetani
John P. Underwood
Thomas S. Vandever
Richard C. Vanecek
Kurt J. Von Holzhausen
Nicholas H. von Moltke
Daniel Wainstein
Fred Waldman
Daniel S. Weiner
Owen O. West
Alan S. Wilmit
David T. Wilson
Edward C. Wilson
Christopher D. Woolley
Brendan Wootten
Salvatore T. Lentini
Brendan M. McGovern
Shigemitsu Sugisaki
Takashi Yoshimura
Drake Pike
David K. Cheung
Matthew C. Schwab
Khaled Eldabag
Julie A. Harris
Michael S. Swell
John C. Shaffer
William F. Spoor
Erich Bluhm
David G. McDonald
Ezra Nahum
Dina H. Powell
Anthony Gutman*
Peter C. Russell
Celeste J. Tambaro
Michael M. Furth
Andrew Wilkinson
Gregory P. Lee
Alexis Maged
Jason B. Mollin
Robert M. Pulford
Paul A. Craven
Maximillian C. Justicz
Adriano C. Piccinin
Patrick Tassin de Nonneville
David M. Inggs
Edward B. Droesch
Timothy J. Talkington
Daniel J. Bingham
Sergei S. Stankovski
Kyu Sang Cho
Gerald Messier
Andrea Vella
Serge Marquie
Karl J. Robijns
Timothy Callahan
Julian C. Allen
Joanne L. Alma
Quentin Andre
Sergei Arsenyev
Aaron M. Arth
Ian T. Bailey
Vivek J. Bantwal
Michael H. Bartsch
Caroline R. Benton
Philip R. Berlinski
Neeti Bhalla
Brian W. Bolster
C. Kane Brenan
Michael A. Cagnassola
Jimmy R. Carlberg
Glen T. Casey
Christian Channell
Eva Chau
David Chou
Thalia Chryssikou
Charles Citro
Michael J. Civitella
Luke E. Clayton
Kathleen A. Connolly
John G. Creaton
Cecile Crochu
Anne Marie B. Darling
Paul S. Davies
Bruno P. De Kegel
Matthew P. DeFusco
Daniel Deng
Jonathan G. Donne
William P. Douglas
Mary L. Dupay
Alessandro Dusi
Mark S. Edwards
Jonathan M. Egol
Akishige Eguchi
Halil Emecen
David P. Ferris
Jonathan H. Fine
David A. Fox
Jay A. Friedman
Ramani Ganesh
Huntley Garriott
Maksim Gelfer
Gabe E. Gelman
Tamilla F. Ghodsi
Federico J. Gilly
Marc C. Gilly
John L. Glover, III

**Partnership Committee Member*

Board Members, Officers and Directors

as of March 26, 2013

Melissa Goldman
Richard C. Govers
Bradley J. Gross
Arni G. Hauksson
Michael L. Hensch
Steven P. Herrup
Ning Hong
Pierre Hudry
Jonathan O. Hughes
Yuji Ito
Brian J. Jacoby
Andrius Jankunas
Dominique M. Jooris
Rajiv K. Kamilla
Brian A. Kane
Vijay M. Karnani
Noriko Kawamura
Dirk-Jan J. Keijer
William P. Keirstead
Shuya Kekke
Prashant R. Khemka
Vivien Khoo
Tammy A. Kiely
Jisuk Kim
Lee Guan Kelvin Koh
Masafumi Koike
Satoshi Kubo
Kim M. Lazaroo
Scott L. Lebovitz
Geoffery Y.A. Lee
David A. Levy
Dirk L. Lievens
David B. Lischer
Stephen I. Lucas
Patrick O. Luthi
Christina Ma
Whitney C. Magruder
Suneil Mahindru
Monica M. Mandelli
Richard M. Manley
Joseph S. Mauro
Matthew D. McAskin
Matthew B. McClure
Carolyn E. McGuire
Jack Mendelson
Xavier C. Menguy
Lance M. Meyerowich
Rodney B. Miller
Jason Moo
Grant R. Moyer
Gersoni A. Munhoz
Michael Nachmani
Rishi Nangalia
Allison F. Nathan
Dario Negri
Chris Oberoi
Jun Ohama
Gregory G. Olafson
Beverly L. O'Toole
Edward S. Pallesen
Dave S. Park
Anthony W. Pasquariello
Jignesh Patel
Nirubhan Pathmanabhan
Richard A. Peacock
Antonio R. Pereira
Peter J. Perrone
James R. Peters
Luis Puchol-Plaza
Sumit Rajpal
Peggy D. Rawitt
Kathleen M. Redgate
Donald C. Reed
Mark G. Retik
James H. Reynolds
Sean D. Rice
Robert E. Ritchie
Scott M. Rofey
Jeroen Rombouts
Denis R. Roux
Douglas L. Sacks
Vikram P. Sahu
Yann Samuelides
Laura D. Sanchez
Luke A. Sarsfield, III
Richard A. Schafrann
Oliver Schiller
Martin A. Schneider
Michael T. Seigne
Konstantin A. Shakhnovich
Richard Shannon
Daniel A. Sharfman
James Roger Francis Shipton
Faryar Shirzad
Connie J. Shoemaker
Anna K. Skoglund
Andrew J. Smith
Bing Song
Aurora J. Swithenbank
Carl H. Taniguchi
Mark J. Taylor
Ryan J. Thall
Robert B. Thompson
Terence Ting
Jacquelyn G. Titus
Mark C. Toomey
Kenneth A. Topping
Pamela C. Torres
Padideh N. Trojanow
Kenro Tsutsumi
Peter van der Goes, Jr.
Damien R. Vanderwilt
Ram S. Venkateswaran
Christoph von Reiche
Sherif J. Wahba
Zhixue Josh Wang
Michael L. Warren
Simon R. Watson
Vivien Webb Wong
Peter A. Weidman
Karl D. Wianecki
Gavin A. Wills
Stephen T.C. Wong
Shunichi Yamada
Kentaro Yamagishi
Raymond L. Yin
Ka Yan Wilfred Yiu
Hisaaki Yokoo
Hsin Yue Yong
George F. Travers
Rafael I. de Fex
Andre Laport Ribeiro
Beatriz Sanchez
Ricardo Mora
Joseph A. Stern
Jeffrey L. Verschleiser
Jeffrey B. Andreski
Graeme C. Jeffery
Albert J. Cass, III
Hidefumi Fukuda
Rondy Jennings
Peeyush Misra
Neil C. Kearns
Jeffrey M. Scruggs
Antonio F. Esteves
Caglayan Cetin
Aya Stark Hamilton
Alan Zagury
Mary Anne Choo
Daniel J. Rothman
Jami Rubin
Ajay Sondhi
Philippe Challande
Marc d'Andlau
Lancelot M. Braunstein
Eric L. Hirschfield
Charles A. Irwin
Robert D. Boroujerdi
Christopher Pilot
Francesco Adiliberti
Arthur Ambrose
Graham N. Ambrose
Anna Gabriella C. Antici
Jason S. Armstrong
Gregory A. Asikainen
David J. Atkinson
Heather L. Beckman
Karim Bennani
Shomick D. Bhattacharya
David C. Bicarregui
Miguel A. Bilbao
Matthias B. Bock
Jason H. Brauth
Justin M. Brickwood
Michael G. Broadbery
Michael R. Brooke
Shoqat Bunglawala
David Castelblanco
Michael L. Chandler
Toby J. Chapman
Omar J. Chaudhary
Hyung-Jin Chung
Giacomo Ciampolini
Samara P. Cohen
Stephanie E. Cohen
Richard Cohn
James M. Conti
David Coulson
Robert Crane
Nicholas T. Cullen, III
Thomas J. Davis
Ann M. Dennison
Michael J. DesMarais
Sheetal Dhanuka
Robert Drake-Brockman
Yuichiro Eda
Eric Elbaz
Edward A. Emerson
Michael T. Feldman
Thomas J. Fennimore
Andrew B. Fontein
Salvatore Fortunato
Sheara J. Fredman
Michael L. Freeborn
Thomas S. Friedberger
Jacques Gabillon
April E. Galda
Dean M. Galligan
Matthew R. Gibson
Jeffrey M. Gido
Tyler E. Ginn
Nick V. Giovanni
Thomas H. Glanfield
Boon Leng Goh
Alexander S. Golten
Wade G. Griggs, III
Ralf Hafner
Jeffrey D. Hamilton
Joanne Hannaford
Nicholas M. Harper
Honora M. Harvey
Takashi Hatanaka
Jeffrey R. Haughton
Jason T. Herman
Charles P. Himmelberg
Timothy R. Hodge
Russell W. Horwitz
Russell E. Hutchinson
Tetsuji Ichimori
Elena Ivanova
Tomohiro Iwata
Maria S. Jelescu
Steve Jeneste
Thomas F. Jessop
Kara R. Johnston
Denis Joly

Board Members, Officers and Directors
as of March 26, 2013

Eric S. Jordan
Anil C. Karpal
Edward W. Kelly
Aasem G. Khalil
Donough Kilmurray
Lorence H. Kim
Tobias Koester
Adam M. Korn
Paul Kornfeld
Ulrich R. Kratz
Florence Kui
Glen M. Kujawski
Michael E. Kurlander
Cory H. Laing
Meena K. Lakdawala
Richard N. Lamming
Francesca Lanza
Sarah C. Lawlor
Benjamin Leahy
Timothy M. Leahy
Dominic J. Lee
Jason Lee
Lakith R. Leelasena
Edward K. Leh
Philippe H. Lenoble
Eugeny Levinzon
Ning Ma
John G. Madsen
Brian M. Margulies
Michael C. Marsh
David W. May
Robert A. McEvoy
William T. McIntire
Christopher G. Mckey
Paul J. Miller
Yutaka Miura
Joseph Montesano
Jennifer L. Moyer
David J. Mullane
Eric D. Muller
T. Clark Munnell, Jr.
Guy A. Nachtomi
Jyothsna G. Natauri
Jeffrey R. Nazzaro
Carey Nemeth
John M. O'Connell
Kristin A. Olson
Kevin W. Pamensky
Nash Panchal
Ali Peera
Tracey A. Perini
Edward J. Perkin
Jonathan G. Pierce
Dhruv Piplani
Dmitri Potishko
Siddharth P. Prabhu
Philip B. Prince
Dirk J. Pruis
Francois J. Rigou
Stuart Riley
Tami B. Rosen
Santiago J. Rubin
Howard H. Russell
Natasha P. Sai
Christian D. Salomone
Krishnan P. Sankaran
Timothy K. Saunders, Jr.
Peter Scheman
Pedro E. Scherer
Stephanie R. Schueppert
Hugo P. Scott-Gall
Gaurav Seth
Kiran V. Shah
Raj Shah
Roopesh K. Shah
Takehisa Shimada
Tomoya Shimizu
Nameer A. Siddiqui
David A. Sievers
Brigit L. Simler
David I. Simpson
Jason E. Singer
David R. Spurr
Michael H. Stanley
Matthew F. Stanton
Umesh Subramanian
Kathryn E. Sweeney
Teppei Takanabe
Troy S. Thornton
Ben W. Thorpe
Matthew E. Tropp
Charles-Eduard van Rossum
Mark A. Van Wyk
Jonathan R. Vanica
Rajesh Venkataramani
John R. Vitha, II
Katherine M. Walker
Brent D. Watson
Nicole A. Weeldreyer
John A. Weir
Noah Y. Weisberger
Ellis Whipple
Pansy Piao Wong
Yat Wai Wu
Andrew P. Wyke
Seigo Yamasaki
Xi Ye
Susan Yung
Maoqi Zhang
Xiaoyin Zhang
Helen Zhu
Robert Allard
Paul Ferrarese
Matthew T. Kaiser
Kenneth Damstrom
Robert M. Dannenberg
Thomas Wadsworth
Tareq Islam
Michael Paese
Alain Marcus
Jonathan Ezrow
Asad Haider
Hector Chan
Toshiya Saito
Una M. Neary
Shantanu Shete
Keith Tomao
Steve L. Bossi
Bobby Vedral
Bob G. MacDonald
Cassius Leal
Etienne Comon
Li Hui Suo
Dalinc Ariburnu*
John D. Melvin
Tabassum A. Inamdar
Richard M. Andrade
Benny Adler
Bruce A. Albert
Umit Alptuna
Matthew T. Arnold
Divyata Ashiya
Taraneh Azad
Jeffrey Bahl
Vishal Bakshi
David C. Bear
Deborah Beckmann
Gary K. Beggerow
Andrea Berni
Roop Bhullar
Christopher W. Bischoff
John D. Blondel
Jill A. Borst
Peter Bradley
James W. Briggs
Heather L. Brownlie
Richard M. Buckingham
Robert Buff
Maxwell S. Bulk
Paul J. Burgess
Jonathan P. Bury
Kevin G. Byrne
Tracy A. Caliendo
Thomas J. Carella
Winston Cheng
Doris Cheung
Alina Chiew
Getty Chin
Paul Christensen
Andrew Chung
Robert C. Cignarella
Alberto Cirillo
Nigel C. Cobb
Giorgio Cocini
Shaun A. Collins
Martin A. Cosgrove
Patrick C. Cunningham
Canute H. Dalmasse
Stephen J. DeAngelis
Michele della Vigna
Brian R. Doyle
Orla Dunne
Karey D. Dye
Sarel Eldor
Sanja Erceg
Alexander E. Evis
Robert A. Falzon
Danielle Ferreira
John K. Flynn
Una I. Fogarty
Allan W. Forrest
Mark Freeman
Boris Funke
Udhay Furtado
Jian Mei Gan
Simon F. Gee
Mark E. Giancola
Cyril J. Goddeeris
Brian S. Goldman
Jennifer E. Gordon
Adam C. Graves
Benedict L. Green
Lars A. Gronning
Carey Baker Halio
Thomas V. Hansen
Michael J. Hayes
Scott P. Hegstrom
Edouard Hervey
Timothy S. Hill
Joseph B. Hudepohl
Jeffrey J. Huffman
Hiroyuki Ito
Corey M. Jassem
Ian A. Jensen-Humphreys
Baoshan Jin
Aynesh L. Johnson
Eri Kakuta
John D. Kast
Kevin G. Kelly
Jane M. Kelsey
Anita K. Kerr
Michael Kirch
Marie Louise Kirk
Caroline V. Kitidis
Katharina Koenig
Matthew E. Korenberg
Tatiana A. Kotchoubey
Anshul Krishan
Dennis M. Lafferty
Raymond Lam
John V. Lanza
Solenn Le Floch
Craig A. Lee
Rose S. Lee
José Pedro Leite da Costa
Luca M. Lombardi

**Partnership Committee Member*

Board Members, Officers and Directors
as of March 26, 2013

Joseph W. Long
Todd D. Lopez
Galia V. Loya
Michaela J. Ludbrook
August Lund
R. Thornton Lurie
Peter R. Lyneham
Gregory P. Lyons
Paget R. MacColl
Lisa S. Mantil
Clifton C. Marriott
Nicholas Marsh
Daniel G. Martin
Elizabeth G. Martin
Jason L. Mathews
Masaaki Matsuzawa
Alexander M. Mayer
John P. McLaughlin
Jean-Pascal Meyre
Arthur M. Miller
Tom Milligan
Heather K. Miner
Gregory P. Minson
Hironobu Moriyama
Edward G. Morse
Teodoro Moscoso
Caroline B. Mutter
Robert T. Naccarella
Olga A. Naumovich
Brett J. Nelson
Roger Ng
Victor K. Ng
Stephen J. Nundy
Jernej Omahen
Daniel S. Oneglia
Andrew J. Orekar
Anna Ostrovsky
Marco Pagliara
Uberto Palomba
Gena Palumbo
Thomas J. Pearce
David Perez
Jonathan E. Perry
Gerald J. Peterson
Julien D. Petit
Charlotte L. Pissaridou
David S. Plutzer
Ian E. Pollington
Alexander E. Potter
Jonathan A. Prather
Alberto Ramos
Marko J. Ratesic
Sunder K. Reddy
Joanna Redgrave
Ryan E. Roderick
Philip J. Salem
Hana Thalova
Gleb Sandmann
Jason M. Savarese
Joshua S. Schiffrin
Adam Schlesinger
Rick Schonberg
Johan F. Schulten
Matthew W. Seager
Gaik Khin Nancy Seah
Oliver R.C. Sedgwick
David Sismey
Bryan Slotkin
Timothy A. Smith
Warren E. Smith
Thomas E. Speight
Russell W. Stern
Joseph Stivaletti
Thomas Stolper
Chandra K. Sunkara
Kengo Taguchi
Boon-Kee Tan
Kristi A. Tange
Jonathan E.A. ten Oever
David S. Thomas
Jonathan S. Thomas
Andrew Tilton
Frank T. Tota
Hiroshi Ueki
Naohide Une
Fernando P. Vallada
Samuel Villegas
Christian von Schimmelmann
Peadar Ward
Hideharu Watanabe
Scott C. Watson
Martin Weber
Gregory F. Werd
Ronnie A. Wexler
David A. Whitehead
David Whitmore
David Williams
Julian Wills
William Wong
Michael Woo
Nick Yim
Koji Yoshikawa
Albert E. Youssef
Alexei Zabudkin
Adam J. Zotkow
Robert J. Liberty
Fabio H. Bicudo
Philip Callahan
Christopher J. Cowen
Atanas Djumaliev
Sonjoy Chatterjee
Yun Liu
Asita Anche
Bernard Thye Peng Teo
Shannon E. Young, III
Boris M. Baroudel
Pankaj Jhamb
Johan M.D. Den Hoedt
Johannes P. Fritze
Richard Gostling
Jeffrey S. Isaacs
William Shope, Jr.
Steven K. Barg
Guido Filippa
Kathleen Hughes
Michael Zeier
David Wells
Philip A. May
Alastair Maxwell
Jiming Ha
Sara Strang
Yusof Yaacob
Julian Zhu
Michael Wise
Pierre-Emmanuel Y. Juillard
Clemens Grafe
Gary Suen
Jeffrey A. Barclay
Joseph L. D'Anna
David K. Gallagher
Grant Willis
Frederique Gilain-Huneeus
Joel T. Schwartz
Philip J. Shelley
Theodore Lubke
Patrick J. Moran
Ronald Arons
Michael S. Goldstein
John P. Killian
Brett A. Olsher
James B. Adams
Geoffrey P. Adamson
Yashar Aghababaie
Nicole Agnew
Ahmet Akarli
Ali A. Al-Ali
Jorge Alcover
Moazzam Ali
Shawn M. Anderson
Gina M. Angelico
John J. Arege
Paula G. Arrojo
Richard J. Asbery
Naohiko Baba
Gargi Banerjee
Amit Bansal
Thomas J. Barrett, III
Roger K. Bartlett
Stephen E. Becker
Mick J. Beekhuizen
Stuart R. Bevan
Ron Bezoza
Nick Bhuta
Christopher J. Biasotti
David R. Binnion
James Black
Michael Bogdan
Charles P. Bouckaert
Marco Branca
Didier Breant
Kelly Reed Brennan
Craig T. Bricker
Nellie A. Bronner
Sara Burigo
James M. Busby
Elizabeth A. Byrnes
Alvaro Camara
Ramon Camina Mendizabal
Tavis C. Cannell
Michael J. Casabianca
Jacqueline M. Cassidy
Leor Ceder
Gaurang Chadha
Eli W. Chamberlain
Gilbert Chan
Kevin M. Chan
Francis S. Chlapowski
Dongsuk Choi
Stephen L. Christian
Peter I. Chu
Vania H. Chu
Emmanuel D. Clair
Bracha Cohen
Darren W. Cohen
Christopher J. Creed
Helen A. Crowley
Elie M. Cukierman
Matthew J. Curtis
Jason S. Cuttler
Sterling D. Daines
Kevin J. Daly
Rajashree Datta
Samantha S. Davidson
Adam E. Davis
Sally Pope Davis
Raymond E. de Castro
Gilles M. Dellaert
George J. Dennis
Sara V. Devereux
Diana R. Dieckman
Avi Dimor
Lisa A. Donnelly
Mark T. Drabkin
Tilo A. Dresig
Thomas K. Dunlap
Steven M. Durham
Michael S. DuVally
Masahiro Ehara
Grant M. Eldred
Manal I. Eldumiati
Charles W. Evans
Anne M. Fairchild
Craig R. Farber
John W. Fathers
Lev Finkelstein
Warren P. Finnerty

Board Members, Officers and Directors

as of March 26, 2013

Elizabeth O. Fischer
John J. Flynn
Veronica Foo
Francesca Fornasari
Christian L. Fritsch
Andrew J. Fry
Charles M. Fuller
Ruth Gao
David M. Garofalo
Luke F. Gillam
Lisa M. Giuffra de Diaz
Matthew J. Glickman
Parameswaran Gopikrishnan
Luke G. Gordon
Pooja Grover
Patricia R. Hall
Anna Hardwick
Gerrit Heine
Caroline Heller
Richard I. Hempsell
Isabelle Hennebelle-Warner
Jeremy P. Herman
Matthias Hieber
Amanda S. Hindlian
Darren S. Hodges
Edward Y. Huang
Simon Hurst
Edward McKay Hyde
Nagisa Inoue
Marc Irizarry
Shintaro Isono
Benon Z. Janos
Ronald Jansen
Mikhail Jirnov
Benjamin R. Johnson
Richard G. Jones
Mariam Kamshad
Makiko Kawamura
Christina Kelerchian
Andre H. Kelleners
Sven H. Khatri
Sandip S. Khosla
David A. Killian
Melinda Kleehamer
Maxim B. Klimov
Adriano Koelle
Goohoon Kwon
Thymios Kyriakopoulos
Laurent-Olivier Labeis
David R. Land
Lambert M. Lau
Sandra G. Lawson
David H. Leach
Deborah A. Lento
Gavin J. Leo-Rhynie
Leon Leung
Ke Li
Xing Li
Sabrina Y. Liak
Jason R. Lilien
Amy M. Liu
Bernard C. Liu
Nelson Lo
Kyri Loupis
Yvonne Low
Joshua Lu
Yvonne Lung
John G. Macpherson
Marcello Magaletti
Uday Malhotra
Upacala Mapatuna
Kristerfor T. Mastronardi
Ikuo Matsuhashi
Francois Mauran
Brendan M. McCarthy
Patrick E. McCarthy
Michael J. McCreesh
Mathew R. McDermott
Charles M. McGarraugh
Sean B. Meeker
Vahagn Minasian
Matthew R. Mitchell
Ryan C. Mitchell
Christine Miyagishima
Igor Modlin
Michael Moizant
Petra Monteiro
Heather L. Mulahasani
Eric Murciano
Colin D. Murphy
Paul M. Mutter
Arvind Narayanan
Mani Natarajan
Antti K. Niini
Tomoya Nishikawa
Daniel Nissenbaum
Kevin Ohn
Thomas A. Osmond
Diana Y. Pae
Elena Paitra
James Park
Katherine J. Park
Kyung-Ah Park
Ian L. Parker
Benjamin R. Payne
Thomas G. Pease
Andrew J. Pena
Stuart R. Pendell
Ricardo H. Penfold
Andrew Philipp
Sasa Pilipovic
Asahi M. Pompey
Ling C. Pong
Raya Prabhu
Macario Prieto
Joshua Purvis
Xiao Qin
Philippe Quix
J Ram
Rajiv Ramachandran
Maximilliano Ramirez
Gary M. Rapp
Felicia J. Rector
Christopher C. Rollins
Colin J. Ryan
Maheshwar R. Saireddy
Ricardo F. Salgado
Ian P. Savage
Bennett J. Schachter
Martin L. Schmelkin
Laurie E. Schmidt
Dirk Schumacher
Carsten Schwarting
Thomas Schweppe
Dmitri Sedov
Stacy D. Selig
Kunal Shah
Tejas A. Shah
Alasdair G. Share
Kevin C. Shea
William Q. Shelton
Jason E. Silvers
Ales Sladic
Howard D. Sloan
Michelle D. Smith
Stephanie P. Smith
Thomas J. Smith
Sangam Sogani
Robert A. Spencer
Thomas G. Stelmach
Thomas A. Stokes
Sinead M. Strain
Phillip B. Suh
Jamie Sutherland
Anton Sychev
Hideaki Takada
Konnin Tam
Bong Loo Tan
Yasuko Taniguchi
Daniel W. Tapson
Richard M. Thomas
Francis S. Todd
Christos Tomaras
Lale Topcuoglu
Thomas A. Tormey
Chi Keung Tse
Weidong Tu
Reha Tutuncu
Mei Ling Tye
Nicholas A. Valtz
Nicholas J. van den Arend
Emile F. Van Dijk
Alexandra S. Vargas
Peter G. Vermette
Matthew P. Verrochi
Sindy Wan
Freda Wang
Yi Wang
Mitchell S. Weiss
Greg R. Wilson
Mark J. Wilson
Gudrun Wolff
Isaac W. Wong
David J. Woodhouse
Stuart J. Wrigley
Jerry Wu
Jihong Xiang
Ying Xu
Lan Xue
C.T. Yip
Angel Young
Daniel M. Young
Raheel Zia
David A. Markowitz
Kent Wosepka
Joseph Jiampietro
China D. Onyemeluke
Terri M. Messina
Michele Cortese
Kamal S. Hamdan
Max I. Coreth
Paul Trickett
Yi Wang
Sanjiv Nathwani
Ramez Attieh
Joe Raia
Erwin W. Shilling
Brad Brown
Soares R. Rodolfo
Roberto Belchior
Julian M. Trott
Aaron J. Peyton
Jayne Lerman
Ross Levinsky
Eduard E. van Wyk
Keshav K. Sanghi
David A. Youngberg
Johan G. van Jaarsveld
Heather Bellini
Royal I. Hansen
Alexandra L. Merz
Dan P. Petrozzo
Andrew Armstrong
David John Acton
Kate A. Aitken
Chris Baohm
Andrew Barclay
George Batsakis
Ruben K. Bhagobati
Timothy M. Burroughs
Chris D. Champion
Nicholas J. Fay
Joseph A. Fayyad
Ryan S. Fisher
Zac Fletcher
Robert F. Foale

Board Members, Officers and Directors

as of March 26, 2013

David Goatley
Simon Greenaway
Christian J. Guerra
Dion Hershan
Andrew J. Hinchliff
Nell C. Hutton
Nick S. Jacobson
Christian W. Johnston
Gordon Livingstone
Brendan R. Lyons
Steven Maartensz
George Maltezos
James M. McMurdo
Matthew J. McNee
Anthony I. J. Miller
Craig R. Murray
Ian M. Preston
Andrew K. Rennie
Matthew G. Ross
Simon A. Rothery
Duncan Rutherford
Nick D. Sims
Conor J. Smyth
Ashley K. Spencer
Andrew R. A. Sutherland
Andrew R. Tanner
Kate A. Temby
Tim F. Toohey
Paul S. J. Uren
Sean Walsh
David Watts
Dion Werbeloff
Jeremy Williams
Vaishali Kasture
Robert G. Burke
Charles Cheng
Jia Ming Hu
Sanjiv Shah
John Clappier
Huw R. Pill
Alan P. Konevsky
PV Krishna
Suk Yoon Choi
Richard J. Quigley
Alex Andrew A. von Moll
Antoine de Guillenchmidt
Carl Stern
Tunde J. Reddy
Paul Ockene
Andrew Robin
Ronald Hua
Darrick Geant
Houston Huang
Felipe F. Mattar
Heath Terry
Jonathan H. Xiong
Jeremy W. Cave
Jose C. Labate
Michael Clarke
Ryad Yousuf
Jeff A. Psaki
Hiroko Adachi
Sajid Ahmed
Flavio Aidar
Lee M. Alexander
Osman Ali
Axel P. Andre
Ilana D. Ash
Dominic Ashcroft
Farshid M. Asl
Linda W. Avery
Vladislav E. Avsievich
Lucy Baldwin
Jonathan K. Barry
Yasmine Bassili
Jonathan Bayliss
Omar L. Beer
Mark W. Bigley
Timothy C. Bishop
James Blackham
Jacki Bond
Alain Bordoni
Jonathan E. Breckenridge
John Brennan
Brian R. Broadbent
Jerome Brochard
Jason R. Broder
Robin Brooks
Amy C. Brown
Stefan Burgstaller
Christopher Henry Bush
Michael J. Butkiewicz
Eoghainn L. Calder
Scott S. Calidas
Katrien Carbonez
Sean V. Carroll
John B. Carron
David E. Casner
Kenneth G. Castelino
Sylvio Castro
Vincent Catherine
Winston Chan
Gary A. Chandler
Christopher H. Chattaway
Jonathan L. Cheatle
Simon Cheung
Pierre Chu
Jean-Paul Churchouse
Gregory Chwatko
Massimiliano Ciardi
Simon M. Collier
Kenneth Connolly
Frederic J.F. Crosnier
Alistair K. Cross
Robert G. Crystal
David J. Curtis
Keith L. Cynar
Simon Dangoor
Jennifer L. Davis
Thomas Degn-Petersen
James Dickson
Kevin M. Dommenge
Benjamin J. Dyer
Christopher M. Dyer
Mariano Echeguren
Charles P. Edwards
Katherine A. El-Hillow
Jenniffer Emanuel
Hafize Gaye Erkan
Sean Fan
Richard M. Fearn
Michael A. Fisher
Nick Forster
Jennifer A. Fortner
Nanssia Fragoudaki
Grady C. Frank
Michael C. Freedman
Benjamin M. Freeman
Thomas Gasson
Antonio Gatti
Frank S. Ghali
Jason A. Ginsburg
Paul A. Giordano
Joshua Glassman
Gary M. Godshaw
Albert Goh
Ernest Gong
Jonathan J. Goodfellow
Michael Goosay
Rosalee M. Gordon
Poppy Gozal
Genevieve Gregor
Krag (Buzz) Gregory
Nick E. Guano
Nicholas Halaby
Sanjay A. Harji
Corey R. Harris
Thomas J. Harrop
Brian M. Haufrect
Adam T. Hayes
Robert Hinch
Ida Hoghooghi
Michael P. Huber
Jonathan S. Hunt
Ahmed Husain
Aytac Ilhan
Omar Iqbal
Gurjit S. Jagpal
Simona Jankowski
Arbind K. Jha
Xiangrong Jin
Danielle G. Johnson
Michael G. Johnson
Paul A. Johnson
Jean Joseph
Edina Jung
Philipp O. Kahre
Abhishek Kapur
Sho Kawano
Jeremiah E. Keefe
Ryan J. Kelly
Brian J. Kennedy
Nimesh Khiroya
Jeff Kim
Phillip Kimber
Kathryn A. Koch
Konstantin Koudriaev
Tannon L. Krumpelman
Fiona Laffan
James Lamanna
Kerry C. Landreth
Peter B. Lardner
Matthew Larson
Alison W. Lau
Arden Lee
Hanben Kim Lee
Hung Ke Lee
Sang-Jun Lee
Howard Russell Leiner
Rainer Lenhard
Stephen L. Lessar
Daphne Leung
Chad J. Levant
Weigang Li
Gloria W. Lio
Chang Lee Liow
Matthew Liste
Edmund Lo
Justin Lomheim
David A. Mackenzie
Regis Maignan
Sameer R. Maru
Miyuki I. Matsumoto
Antonino Mattarella
Janice M. McFadden
Jack McFerran
John L. McGuire
Aziz McMahon
Jans Meckel
Ali Meli
Rodrigo Mello
Vrinda Menon
Raluca Mihaila
Milko Milkov
Shinsuke Miyaji
Gabriel Mollerberg
Matthew L. Moore
Robert Mullane
Eric S. Neveux
Dale Nolan
Asim H. Nurmohamed
Deirdre M. O'Connor
Satoshi Ohishi
Simon G. Osborn
Hilary Packer
Daniel M. J. Parker

Board Members, Officers and Directors
as of March 26, 2013

Srivathsan Parthasarathy
Giles R. Pascoe
Rahul Patkar
Robert D. Patton
Deepan Pavendranathan
Alejandro E. Perez
Jan M. Petzel
Tushar Poddar
Jeff Pollard
Nicole Pullen-Ross
Steven J. Purdy
Ali Raissi
Rosanne Reneo
Paul Rhodes
Jill Rosenberg Jones
Jason T. Rowe
Matthew Rubens
Joshua A. Rubinson
Owi Ruivivar
Jennifer A. Ryan
Andrew S. Rymer
Albert Sagiryan
Hiroyoshi Sandaya
John Santonastaso
Eduardo Sayto
Michael Schmitz
Mike Schmitz
Michael Schramm
Beesham A. Seecharan
Peter Sheridan
Seung Shin
Andrea Skarbek
Spencer Sloan
William Smiley
Taylor Smisson
Gary Smolyanskiy
Nishi Somaiya
Michael R. Sottile Jr
Andre Souza
Oliver Stewart-Malir
Christopher W. Taendler
Winnie Tam
Trevor Tam
Luke D. Taylor
Vipul Thakore
Michael D. Thompson
Artur Tomala
John B. Tousley
Alfred Traboulsi
Alexandre Traub
Eddie Tse
Hidetoshi Uriu
Dirk Urmoneit
Ram Vittal
Michael Voris
Thomas W. Waite
Joseph F. Walkush
Steve Weddell
Paul Weitzkorn
Andrew M. Whyte
Vicky Wickremeratne
Ed Wittig
Jon J. Wondrack
Yvonne Y. Woo
XueYing Shel Xu
Takashi Yamada
Xiaohong Lilly Yang
Wai Yip
Yusuke Yoshizawa
Kota Yuzawa
Richard Zhu
Mikhail Zlotnik
Richard Phillips
Jake Siewert
Tom Ferguson
Jeffrey Burch
Daniel Zarkowsky
Masaki Taniguchi
Matthew Gleason
Joshua Kruk
David Starr
Robert L. Goodman
Claude Schmidt
Paul V. Jensen
Mark Schwartz
Scott Ackerman
Brian Ainsworth
Kim Bradley
Sven Dahlmeyer
Michael Dalton
Mike Forbes
Todd Foust
John Gajdica
Todd Giannoble
John Gibson
Brenda Grubbs
Stephen Hipp
Frederic Jariel
Tim Johnson
Hiroyasu Kaizuka
Klaus Kraegel
Francesco Magliocchetti
David Miller
Wes Moffett
Chance Monroe
Chris Nelson
Barry Olson
Steven Pluss
Mike Schaffer
Ken Sugimoto
Scott Toornburg
Berthold von Thermann
Michelle Khalili
Li Cui
Jasdeep Maghera
Yongzhi Jiang
Rafael Borja
Manish Gupta
Craig Sainsbury
Andrew Donohue
Nicholas T. Pappas
Zachary T. Ablon
Reyhaan Aboo
Jeff Albee
Carlos Albertotti
Shahzad Ali
David E. Alvillar
Timothy Amman
Lucia Arienti
Jacqueline Arthur
Willem Baars
Nilesh Banerjee
Michael Bang
Marc Banziger
Yibo Bao
Vlad Y. Barbalat
Tanya Barnes
Melissa Barrett
Dan Bennett
Alyssa Benza
Bruce Berg
Dinkar Bhatia
Meera Bhutta
Matthew G. Bieber
Keith Birch
Kerry Blum
Tim Boddy
Matteo Botto Poala
Ryan Boucher
Joseph Braik
Fernando Bravo
Chris Buddin
Paul H. Burchard
Caroline Carr
Marie-Ange Causse
Daniel Cepeda
Jean-Baptiste Champon
Raymond Chan
Rita Chan
Pierre Chavenon
Gigi Chavez de Arnavat
Angus Cheng
Nikhil Choraria
Adam Clark
Hugo Clark
Colin Convey
Piers Cox
Chris Crampton
Fredrik Creutz
Heidi Cruz
Angelo Curreli
Laurianne Curtil
Pol De Win
Matthew DeMonte
Anthony Dewell
Joshua A. Dickstein
Kuniaki Doi
Jessica Douieb
Martine Doyon
Jennifer Drake
Dexter D'Souza
David Dubner
Amy Elliott
Theodore Enders
Hugh Falcon
Aidan Farrell
Raymond Filocoma
Andrea Finan
Jeffrey Fine
James A. Fitzsimmons
Matthew Flett
Robert G. Frahm III
Alisdair Fraser
Barry Friedeman
Charlie Gailliot
Renyuan Gao
Manuel A. Garcia
Suzanne Gauron
Darren T. Gilbert
Jason Gilbert
Eric Goldstein
Jamie Goodman
Betsy Gorton
Pooja Goyal
Jason Granet
David Granson
David Grant
Tim Grayson
Brian Greeff
Marci Green
Stephen Griffin
Kristen Grippi
Dinesh Gupta
Manav Gupta
Yuhei Hara
Toshiya Hari
Todd Haskins
Aime Hendricks
Michael Henry
Peter U. Hermann
Alejandro Hernandez
James Herring
Jamie Higgins
Peter J. Hirst
Christopher Hogan
Mike Holmes
Jonathan P. Horner
Katie Hudson
Kenneth Hui
Lars Humble
Amer Ikanovic
Stephanie Ivy
Antoine Izard
Gunnar Jakobsson
Dong Soo Jang
James M. Joyce

Board Members, Officers and Directors
as of March 26, 2013

John C. Joyce
Benjamin D. Kass
Christopher Keller
Simon J. Kingsbury
Judge Kirby
Jeffrey Klein
John H. Knorring
Marina Koupeeva
Jane Lah
Pierre Lamy
Arthur Leiz
Alex Levy
Alexander S. Lewis
Tim Li
Zheng Li
Stephane Lintner
Ilya Lisansky
Darren Littlejohn
Jean Liu
John Liu
Wanlin Liu
Wendy Mahmouzian
Mazen Makarem
Daniel R. Mallinson
Thomas Manetta
Robert C. Mara III
Stephen Markman
Dunstan Marris
Jon May
Kristen McDuffy
Victoria McLean
Sean McWeeney Jr
Benoit Mercereau
Edouard Metrailler
Peter Michelsen
Samantha Migdal
Jeffrey Miller
Marko Milos
Teruko Miyoshi
Steven Moffitt
Sarah Mook
Hari Moorthy
Michael Moran
Paula P. Moreira
Alister A. Morrison
Peter Mortimer
Chukri Moubarak
Sara Naison-Tarajano
Anthony J. Nardi
Gleb Naumovich
Sean Naylen
Oliver Neal
Olaf Nordmeyer
Barry O'Brien
Patrick O'Connell
Zahabiya Officewala
Keisuke Okuda
Elizabeth Overbay
Robert A. Palazzi
Philip Pallone
Mitesh J. Parikh
Brian A. Pasquinelli
Nita Patel
Manolo Pedrini
Douglas Penick
David Perdue
Michael Perloff
Patrick Perreault
Alec Phillips
Marc Pillemer
Noah Poponak
Kim-Thu Posnett
Sameer Ralhan
Mo Ramani
Samuel Ramos
Andrea Raphael
Kareem Raymond
Neil Reeve
Claudia Reim
Grant Richard
Valentina Riva
Fernando Rivera
Brian Robinson
Tom Robinson
Javier Rodriguez
David Roman
Katya Rosenblatt
Richard J. Rosenblum
Amanda Rubin
Bryan Rukin
Akshay Sahni
Gunjan Samtani
Lucas W. Sandral
Manu Sareen
Philip Saunders
Monika Schaller
Michael Schlee
Jonathan Schorr
Anton Schreider
Peter Schwab
Roy A. Schwartz
Joshua Schwimmer
Stuart Sclater-Booth
Kunal Shah
Martin Sharpe
Hao Shen
Mark Siconolfi
Vanessa Simonetti
Amit Sinha
Matthew Slater
Ian Spaulding
Richard Spencer
Lesley Steele
Heiko Steinmetz
Michael Strafuss
Takashi Suwabe
Linda Tai
Laura Takacs
Maurice Tamman
Eng Guan Tan
Katsunori Tanaka
Bob Tankoos
Belina Thiagarajah
John R. Thomas
Cullen Thomason
Glenn Thorpe
Jonathan Tipermas
Michele Titi-Cappelli
Timothy G. Tomalin-Reeves
Carrie Van Syckel
Tammy VanArsdalen
Carmine Venezia
Frank Viola
Heather von Zuben
Monali Vora
Martin Walsh
Ward Waltemath
Stephen Warren
Luke Wei
Matthew Weir
Chris Wells
Geoffrey M. Williams
Neil Wolitzer
Willie W. Wong
Nicola Wright
Makoto Yamada
Wendy Yun
Genya Zemlyakova
Jing Zhang
Allen Zhao
Anthony Davis
Sarah Rennie
Steve Kron
Chin Thean Quek
Saleh Romeih

Directors, Advisors and Offices

as of March 26, 2013

Advisory Directors

Eric S. Dobkin
Jonathan L. Cohen
Alan A. Shuch
Robert E. Higgins
Carlos A. Cordeiro
Timothy G. Freshwater
Paul S. Efron
John J. Powers
Robert J. Markwick
Maykin Ho
Tracy R. Wolstencroft
Terrence Campbell
Philip M. Darivoff
Martin R. Devenish
Silverio Foresi
Kevin S. Gasvoda
Joseph H. Gleberman
Edith A. Hunt
Charles G.R. Manby
Blake W. Mather
Linnea Roberts
Susan A. Willetts
Lindsay P. LoBue
Jeffrey M. Moslow
Philippe J. Altuzarra
L. Brooks Entwistle
Stefan Green
Timothy M. Kingston
Paul G. Sundberg
Jon A. Woodruff
Neil J. Wright
H. John Gilbertson, Jr.
Kaysie P. Uniacke

Peter D. Sutherland KCMG
Chairman of Goldman Sachs International

Senior Directors

John C. Whitehead
H. Frederick Krimendahl II
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Robert J. Katz
Robin Neustein
Robert Hurst
Robert S. Kaplan
Edward K. Eisler
Yoel Zaoui
Patrick J. Ward

Board of International Advisors

Claudio Aguirre
Erik Åsbrink
Charles de Croisset
Charles Curran, A.C.
Guillermo de la Dehesa
Vladimír Dlouhý
Walter W. Driver, Jr.
Senator Judd Gregg
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Professor Otmar Issing
Roberto Junguito
Ian Macfarlane, A.C.
Dr. Axel May
Tito T. Mboweni
Enrico Vitali

Offices

Amsterdam
Atlanta
Auckland
Bangalore
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Doha
Dubai
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Jersey City
Johannesburg
Kuala Lumpur
London
Los Angeles
Madrid
Melbourne
Mexico City
Miami
Milan
Monte Carlo
Moscow
Mumbai
New York
Paris
Philadelphia
Princeton
Riyadh
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney
Taipei
Tampa
Tel Aviv
Tokyo
Toronto
Warsaw
Washington, D.C.
West Palm Beach
Zurich

Shareholder Information

Executive Offices

The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282
1-212-902-1000
www.goldmansachs.com

Common Stock

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.goldmansachs.com.

Shareholder inquiries can also be directed to Investor Relations via email at gs-investor-relations@goldmansachs.com or by calling 1-212-902-0300.

2012 Annual Report on Form 10-K

Copies of the firm's 2012 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed via our Web site at www.goldmansachs.com/shareholders/.

Copies can also be obtained by contacting Investor Relations via email at gs-investor-relations@goldmansachs.com or by calling 1-212-902-0300.

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Computershare
480 Washington Boulevard
Jersey City, New Jersey 07310
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.computershare.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, New York 10017


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© 2013 The Goldman Sachs Group, Inc. All rights reserved.

Except where specifically defined, the terms "Goldman Sachs," "firm," "we," "us" and "our" in this document may refer to The Goldman Sachs Group, Inc. and/or its subsidiaries and affiliates worldwide, or to one or more of them, depending on the context in each instance. Except where otherwise noted, all marks indicated by ®, TM, or SM are trademarks or service marks of Goldman, Sachs & Co. or its affiliates.

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